Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

JUL 2 8 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti


03024874

Ivrea, 28th July 2003

Re: Olivetti S.p.A.--File No. 82-5181

Dear Sirs:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Prospectus for the admission to listing on the Mercato Telematico Azionario of the savings shares of "Telecom Italia S.p.A." (name that Olivetti will assume upon completion of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.).

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone

(General Counsel)

(Encls.)

OLIVETTI S.P.A.


JUL 2 8 2003

LISTING PROSPECTUS

for the admission to listing on the Mercato Telematico Azionario
organized and managed by Borsa Italiana S.p.A. of

SAVINGS SHARES
"TELECOM ITALIA S.P.A"

(name that Olivetti S.p.A. will assume upon completion
of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.)

Financial advisor to the Issuer in relation to the merger

JPMorgan

The filing of this Listing Prospectus does not imply any judgement by Consob concerning the appropriateness of the investment proposed or on the merits of the data and information related thereto.

Listing Prospectus filed with Consob on 25 July 2003 following the clearance notified in Consob letter no. 3049044 of 24 July 2003.

Contents

CAUTIONS FOR INVESTORS 7

SUMMARY INFORMATION ON THE TRANSACTION AND THE ISSUER 13

1. THE ISSUER 14
    1.1 Description of the businesses and sectors of activity and a chart showing the structure of the Group headed by the Issuer 14
    1.2 Future programmes and strategies 19
    1.3 Investments 19

2. THE LISTING 20
    2.1 Major shareholders 21

3. ACCOUNTING DATA 22
    3.1 Accounting data 22
    3.2 Human resources 26
    3.3 Per share indicators 26
    3.4 Pro forma data 27
    3.5 Recent performance and results expected for the current year 30
    3.6 Net financial position 31

PART I – INFORMATION ON THE ISSUER 35

I. INFORMATION ON THE ACTIVITY OF THE ISSUER 37
    1.1 Recent developments 37
        1.1.1 The Merger 37
        1.1.2 Recent developments in the activity of the Group headed by the Issuer 41
        1.1.3 Future programmes and strategies 49
    1.2 Reliance on patents, licences, industrial, commercial or financial contracts or production processes 50
    1.3 Investments 52
    1.4 Indication of any legal or arbitration proceedings that may have or have recently had significant effects on the Issuer's activity 53
    1.5 interruptions of activity 66
    1.6 Transactions with related parties 66

II. INFORMATION ON THE GOVERNING BODIES 69
    2.1 Board of Directors 69
    2.2 Board of Auditors 71
    2.3 General Manager and top managers 71
    2.4 Main activities outside the Issuer of members of the Boards of Directors and Auditors and of the General Manager 72
    2.5 Remuneration paid by the Issuer and the companies it controls directly and indirectly to members of the governing bodies 76

2.6 Number and classes of financial instruments held by the members of the governing bodies and the General Manager 77
2.7 Interests of members of the Boards of Directors and Auditors in corporate events 83
2.8 Interests of managers in Olivetti and the Group it heads 84
2.9 Outstanding loans and guarantees granted by the Issuer or its subsidiaries to members of its governing bodies 84

III. INFORMATION ON THE OWNERSHIP STRUCTURE 85
3.1 Shareholders with holdings of more than 2% of the share capital 85
3.2 Description of the post-merger ownership structure 85
3.3 Presence of a controller 86
3.4 Shareholders' agreements 86

IV. INFORMATION ON THE ISSUER'S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES 87

V. INFORMATION ON THE ISSUER'S RECENT PERFORMANCE AND PROSPECTS 89
5.1 Significant events after 31 March 2003 89
5.2 Prospects of the Issuer and the Group it heads 91
5.2.1 General indications concerning the business of the Group after 31 March 2003 91
5.2.2 Information in relation to the reasonable forecast of the results for the current year 92

VI. GENERAL INFORMATION ON THE ISSUER AND ITS SHARE CAPITAL 93
6.1 Name and legal form 93
6.2 Registered office 93
6.3 Duration 93
6.4 Corporate purpose 93
6.5 Conformity of the bylaws with the Financial Intermediation Law 94
6.6 Share capital 94
6.7 Share capital approved but not subscribed, commitments and authorizations granted to the directors to increase the share capital 95
6.8 Convertible bonds and warrants issued by Olivetti 97
6.9 Treasury shares 98
6.10 Authorizations of share buybacks by the shareholders' meeting 98

PART II – INFORMATION ON THE FINANCIAL INSTRUMENTS TO BE LISTED 99

VII. INFORMATION ON THE FINANCIAL INSTRUMENTS 101
7.1 Description of the Savings Shares 101
7.2 Description of the rights attaching to the Savings Shares 101
7.3 Entitlement to dividends 102
7.4 Tax regime for the Savings Shares 102
7.4.1 Taxation of dividends 103
7.4.2 Taxation of capital gains 104

7.4.3 Tax on stock exchange contracts 106
7.4.4 Tax on inheritances and donations 107
7.5 Circulation of the Savings Shares 107
7.6 Restrictions on the transferability of the Savings Shares 107
7.7 Markets the Savings Shares will be listed on 107
7.8 Dilution effects 108
7.9 Dilution effects if pre-emption rights are not taken up 108

VIII. INFORMATION ON RECENT TRANSACTIONS INVOLVING THE ISSUER'S SHARES 109
8.1 Issue and/or placement of shares in the twelve months preceding the listing 109
8.2 Tender or exchange offers made in the preceding or current fiscal year 109
8.3 Subscription or private placement of shares and/or other financial instruments close to the listing period 109

PART III – INFORMATION ON THE LISTING 111

IX. INFORMATION ON THE OFFEROR 113

X. INFORMATION ON THE PLACERS 115

XI. INFORMATION ON THE PUBLIC OFFERING 117

XII. INFORMATION ON THE LISTING 119
12.1 Markets on which listing is being applied for 119
12.2 Details of the listing decision 119
12.3 Start of trading 119
12.4 Sponsor 119

XIII. ANNEXES AND DOCUMENTATION AVAILABLE TO THE PUBLIC 121
13.1 Annexes 121
13.2 Documents available to the public 121

XIV. INFORMATION ON THE PERSONS RESPONSIBLE FOR THE PROSPECTUS, THE INDEPENDENT AUDITORS AND THE ADVISORS 123
14.1 Names and registered offices of the legal persons responsible for the Listing Prospectus 123
14.2 Declaration of responsibility 123
14.3 Independent auditors 123

ANNEXES 125

THE INFORMATION CONTAINED IN THIS LISTING PROSPECTUS DOES NOT CONSTITUTE NOR CAN BE CONSTRUED AS AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR AN OFFER TO ACQUIRE SECURITIES IN THE UNITED STATES.

THE SHARES OF THE ISSUER HAVE NOT BEEN, AND ARE NOT INTENDED TO BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT OF 1933") AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES EXCEPT FOR OFFERS AND SALES MADE UNDER A SPECIFICALLY APPLICABLE EXEMPTION. THE ORDINARY AND SAVINGS SHARES OF THE ISSUER WILL BE MADE AVAILABLE WITHIN THE UNITED STATES IN CONNECTION WITH THE MERGER UNDER AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

UPON COMPLETION OF THE MERGER WITH TELECOM ITALIA S.P.A.'S SHARES, THE ISSUER WILL BE CONSIDERED THE SUCCESSOR REGISTRANT WITH RESPECT TO THE REGISTRATION OF TELECOM ITALIA'S SHARES FOR THE PURPOSES OF THE SECURITIES EXCHANGE ACT OF 1934 AND WILL THEREFORE CONTINUE TO BE SUBJECT TO THE OBLIGATIONS APPLYING TO A COMPANY WHOSE SHARES ARE REGISTERED IN ACCORDANCE WITH THE RULES LAID DOWN IN THAT ACT.

APPLICATION HAS BEEN MADE TO THE NEW YORK STOCK EXCHANGE FOR THE ORDINARY AND SAVINGS SHARES OF THE ISSUER TO BE LISTED IN THE FORM OF AMERICAN DEPOSITARY SHARES (ADSs) FROM THE DATE THE MERGER BECOMES EFFECTIVE, THUS MAINTAINING THE EXISTING SITUATION WITH REGARD TO TELECOM ITALIA'S ORDINARY AND SAVINGS SHARES.

Cautions for Investors

*On the date the Merger becomes effective and as a consequence thereof, Olivetti S.p.A. ("Olivetti" or, following the merger, as hereinafter defined, the "***Issuer***") will assume all the rights and obligations of Telecom Italia S.p.A. ("***Telecom Italia***") and continue the latter's activities. In particular, the Issuer will succeed to Telecom Italia in all the licences and administrative authorizations granted thereto, in the ways established by the law in force. The activity of the Issuer will coincide substantially with that previously performed by Telecom Italia and the Issuer will adopt the same corporate purpose as Telecom Italia.*

INFORMATION REGARDING THE ISSUER

DEVELOPMENT OF THE STRATEGIC GUIDELINES

THIS LISTING PROSPECTUS CONTAINS SOME OPERATING OBJECTIVES FOR THE ISSUER, AGREED BY THE COMPANIES PARTICIPATING IN THE MERGER OF TELECOM ITALIA INTO OLIVETTI (THE "**MERGER**") AND BASICALLY COINCIDING WITH THOSE OF TELECOM ITALIA APPROVED BY ITS BOARD OF DIRECTORS ON 13 FEBRUARY 2003. THE ABOVE-MENTIONED OBJECTIVES CONFIRM THE GUIDELINES AND OBJECTIVES OF THE TELECOM ITALIA GROUP'S BUSINESS PLAN FOR THE THREE YEARS 2002-2004 (THE "**BUSINESS PLAN**").

FOLLOWING THE MERGER, THE ACHIEVEMENT OF THE ISSUER'S OBJECTIVES COULD BE INFLUENCED BY THE FOLLOWING FACTORS:

- THE ABILITY OF THE ISSUER TO MANAGE COSTS;
- THE ABILITY OF THE ISSUER TO ATTRACT AND RETAIN HIGHLY QUALIFIED PERSONNEL;
- THE ABILITY OF THE ISSUER TO DISPOSE OF NON-CORE ASSETS;
- THE ABILITY OF THE ISSUER TO PROVIDE TELECOMMUNICATIONS SERVICES THROUGH ALLIANCES WITH PARTNERS SUCH AS OTHER OPERATORS OR INFORMATION TECHNOLOGY PROVIDERS;
- THE GENERAL ECONOMIC CONDITIONS OF THE PRINCIPAL MARKETS IN WHICH THE ISSUER DOES BUSINESS;
- THE EFFECTS OF INTEREST RATE AND EXCHANGE RATE MOVEMENTS;
- THE ENTRY OF NEW COMPETITORS IN THE COMPLETELY LIBERALIZED TELECOMMUNICATIONS MARKET AND THEIR IMPACT ON THE ISSUER'S MARKET SHARE OF DOMESTIC AND INTERNATIONAL TRAFFIC.

THE ACHIEVEMENT OF THE OBJECTIVES MAY ALSO BE SUBJECT TO FACTORS BEYOND THE CONTROL OF THE ISSUER, INCLUDING ECONOMIC AND MARKET DEVELOPMENTS. NOR CAN IT BE GUARANTEED THAT THE ISSUER WILL ACTUALLY ACHIEVE THE OBJECTIVES IDENTIFIED BY MANAGEMENT IN THE WAYS AND ACCORDING TO THE TIMETABLE ENVISAGED.

FOR MORE DETAILS ON THE ISSUE'S PLANS, SEE PART I, CHAPTER I, SECTION 1.1.3.

ECONOMIC AND FINANCIAL SITUATION OF THE ISSUER

UNDER THE HEADING "SUMMARY INFORMATION ON THE TRANSACTION AND THE ISSUER", AT POINT 3.4, THIS LISTING PROSPECTUS SHOWS THE PRO FORMA FIGURES FOR THE ISSUER FOR THE YEAR ENDED 31 DECEMBER 2002; ON THE BASIS OF THE PRELIMINARY DATA AVAILABLE AT THE CLOSE OF THE ACCEPTANCE PERIOD OF THE TENDER OFFER, AS DEFINED HEREINAFTER. ON THE BASIS OF SUCH PRELIMINARY DATA, THE TENDER OFFER WILL GIVE RISE TO A TOTAL DISBURSEMENT OF ABOUT EUR 5,218 MILLION.

IN PARTICULAR, THE PRO FORMA FIGURES FOR 2002 SHOW AN INCREASE COMPARED WITH THE ISSUER'S HISTORICAL DATA OF EUR 4,749 MILLION IN THE ITEM "GOODWILL" (OF WHICH EUR 4,499 RELATED TO THE TENDER OFFER), TO EUR 26,100 MILLION, AND OF EUR 6,401 MILLION IN NET DEBT (OF WHICH EUR 5,218 RELATED TO THE TENDER OFFER), TO EUR 39,800 MILLION, WITH A CONSEQUENT INCREASE IN AMORTIZATION AND FINANCIAL EXPENSE.

THE POSITIVE PRO FORMA RESULT FOR 2002 BEFORE "EXTRAORDINARY ITEMS AND TAXES" AMOUNTED TO EUR 2,684 MILLION, WHILE AFTER MINORITY INTEREST THE PRO FORMA RESULT FOR THE YEAR WAS A LOSS OF EUR 2,261 MILLION.

IN 2003 THERE WILL BE A CONSIDERABLE IMPROVEMENT IN THE RESULT AFTER MINORITY INTEREST OWING TO THE INCLUSION OF THE TAX ASSET DERIVING FROM THE MERGER, THE REDUCTION IN FINANCIAL EXPENSE COMPARED WITH THAT CONSIDERED IN THE PRO FORMA FINANCIAL STATEMENTS FOR 2002 WITH EFFECT FROM 1 JANUARY ONWARDS AND IN EXTRAORDINARY EXPENSE COMPARED WITH 2002, PRIMARILY IN CONNECTION WITH THE WRITEDOWN OF GOODWILL AND EQUITY-INVESTMENT RELATED COSTS.

THE PRO FORMA CONSOLIDATED SHAREHOLDERS' EQUITY BEFORE MINORITY INTEREST AT 31 DECEMBER 2002 AMOUNTED TO EUR 18,727 MILLION, AS AGAINST EUR 20,623 MILLION ON A HISTORICAL BASIS.

AT 31 DECEMBER 2002 THE HISTORICAL DEBT/EQUITY RATIO WAS EQUAL TO 1.62. THE PRO FORMA RATIO FOLLOWING THE CONCLUSION OF THE TENDER OFFER WAS 2.13.

THE NET DEBT AT 31 DECEMBER 2002 SHOWN IN THE PRO FORMA ACCOUNTS REFERRED TO ABOVE WAS EQUAL TO EUR 39,800 MILLION, WHICH WAS MORE THAN THE TOTAL DEBT OF OLIVETTI AND TELECOM ITALIA ACCORDING TO THE HISTORICAL FIGURES AT 31 DECEMBER 2002 AS A CONSEQUENCE OF THE OPERATIONS ACCESSORY TO THE MERGER (WITHDRAWALS AND THE TENDER OFFER). SUCH DEBT IS CONSIDERED TO BE CONSISTENT AND COMPATIBLE WITH THE RANGE OF THE ISSUER'S ACTIVITIES AND WITH THE PROSPECTIVE CASH FLOWS DERIVING FROM THE IMPLEMENTATION OF THE STRATEGIC GUIDELINES, AND THAT THE MERGER WILL PERMIT THE ISSUER TO BENEFIT FROM THE POSITIVE EFFECTS OF UNIFIED DEBT MANAGEMENT, INCLUDING A LENGTHENING OF MATURITIES AND THE OPTIMAL CORRELATION WITH CORPORATE REQUIREMENTS. THE POST-MERGER NET DEBT COULD FALL SIGNIFICANTLY IN 2003, BENEFITING FROM THE DISPOSALS PLANNED FOR THE YEAR AND THE CASH FLOW FROM ORDINARY OPERATIONS.

HOWEVER, THERE IS NO GUARANTEE THAT FACTORS NOW UNFORESEEABLE, INCLUDING, BUT NOT LIMITED TO, THE DETERIORATION OF THE GENERAL SITUATION OF THE ECONOMY, MARKET CONDITIONS, POLITICAL AND ECONOMIC INSTABILITY IN SOME LATIN AMERICAN COUNTRIES, AND THE RISKS ASSOCIATED WITH CHANGES IN THE MACROECONOMIC, FISCAL AND/OR LEGISLATIVE FRAMEWORK WILL NOT SIGNIFICANTLY AFFECT THE REDUCTION OF DEBT BY THE ISSUER.

FOR MORE DETAILS ON THE OLIVETTI GROUP'S GROSS FINANCIAL DEBT AND NET FINANCIAL POSITION, SEE POINT 3.6 OF THE "SUMMARY INFORMATION ON THE TRANSACTION AND THE ISSUER" AND PART I, CHAPTER V, SECTION 5.2. FOR THE BOND LOANS OF OLIVETTI AND TELECOM ITALIA IN ISSUE AT 30 JUNE 2003, SEE THE ANALYSIS AT POINT 3.6 OF THE "SUMMARY INFORMATION ON THE TRANSACTION AND THE ISSUER", SECTION 3.6.

INVESTMENTS IN EUROPE AND LATIN AMERICA

IN THE PAST FEW YEARS TELECOM ITALIA HAS PURSUED A PROGRAMME OF STRATEGIC ACQUISITIONS IN LATIN AMERICA AND EUROPE, WITH THE AIM OF ESTABLISHING A MORE COMPETITIVE POSITION AND BALANCING THE DIMINUTION OF ITS DOMESTIC MARKET SHARE. A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, POLITICAL AND SOCIO-ECONOMIC INSTABILITY IN SOME LATIN AMERICAN COUNTRIES, COULD HAVE AN ADVERSE EFFECT ON THE ISSUER'S GROWTH AND RESULTS.

LEGAL DISPUTES

OLIVETTI AND TELECOM ITALIA GROUP COMPANIES ARE INVOLVED IN NUMEROUS LEGAL DISPUTES AND ARBITRATION PROCEEDINGS. FOR A MORE DETAILED DESCRIPTION OF THE MOST IMPORTANT, SEE PART I, CHAPTER I, SECTION 1.4, WHICH ALSO CONTAINS A DESCRIPTION OF THE STATUS OF THE PROCEEDINGS, THE EVALUATIONS OF THE COMPANIES INVOLVED AND THE AMOUNTS OF THE PROVISIONS THAT HAVE BEEN MADE IN RELATION THERETO. IN THE EVENT OF AN UNFAVOURABLE OUTCOME, NONE OF THE LEGAL DISPUTES OR ARBITRATION PROCEEDINGS IN WHICH OLIVETTI AND TELECOM ITALIA GROUP COMPANIES ARE INVOLVED COULD HAVE A MATERIAL EFFECT ON THE FINANCIAL POSITION OR RESULTS OF THE GROUP THAT WILL BE HEADED BY THE ISSUER AFTER THE MERGER.

ALLEGED ABUSE OF A DOMINANT POSITION

ON 13 JUNE 2003 THE ANTITRUST AUTHORITY INITIATED A PROCEDURE AGAINST TELECOM ITALIA FOR ALLEGED ABUSE OF A DOMINANT POSITION AIMED AT ASCERTAINING THE LEGITIMACY OF CERTAIN COMMERCIAL PRACTICES IN THE PUBLIC AND PRIVATE BUSINESS SEGMENT. THE PROCEDURE IS STILL IN THE INITIAL PHASE, SO THAT THE EVALUATION OF ITS POSSIBLE OUTCOME AND THE FORECAST OF ANY PROVISIONS THAT MAY NEED TO BE MADE TO THE RESERVE FOR RISKS MUST WAIT UNTIL LATER IN THE INVESTIGATION. SEE ALSO PART I, CHAPTER I, SECTION 1.4.

GOLDEN SHARE

IN ACCORDANCE WITH THE RULING OF THE MINISTER FOR THE ECONOMY AND FINANCE ISSUED, IN AGREEMENT WITH THE MINISTER FOR PRODUCTIVE ACTIVITIES, ON 23 MAY 2003, THE BYLAWS THAT WILL BE ADOPTED BY THE ISSUER UPON COMPLETION OF THE MERGER WILL CONTAIN A CLAUSE

REGARDING THE SPECIAL POWERS ASSIGNED TO THE MINISTER FOR PRODUCTIVE ACTIVITIES (THE SO-CALLED GOLDEN SHARE) (SEE ARTICLE 22 OF THE BYLAWS ATTACHED TO THIS LISTING PROSPECTUS).

RESULTS OF THE TENDER OFFER AND THE ASSIGNMENT RATIOS

THE FINAL RESULTS OF THE TENDER OFFER, AS DEFINED HEREINAFTER, AND THE RATIOS ON THE BASIS OF WHICH THE ORDINARY SHARES AND THE SAVINGS SHARES ISSUED BY THE ISSUER WILL BE ASSIGNED TO THE SHAREHOLDERS OF OLIVETTI AND TELECOM ITALIA IN EXCHANGE FOR THE SHARES THEY HELD BEFORE THE DATE OF EFFECTIVENESS OF THE MERGER WILL BE ANNOUNCED BY OLIVETTI IN NOTICES PUBLISHED IN IL *SOLE 24 ORE, MILANO FINANZA* AND *FINANZA E MERCATI* RESPECTIVELY ON 24 JULY 2003 AND NON LATER THAN 25 JULY 2003.

FOR MORE DETAILS ON THE ASSIGNMENT RATIOS, SEE PART I, CHAPTER I, SECTION 1.1.1.

INFORMATION REGARDING THE SECTORS/MARKETS IN WHICH THE ISSUER OPERATES

CHANGES IN THE LEGISLATIVE, REGULATORY AND TARIFF FRAMEWORK – EFFECTS OF THE LIBERALIZATION OF THE TELECOMMUNICATIONS SECTOR

THE ACTIVITIES CURRENTLY PERFORMED BY TELECOM ITALIA – WHICH AT THE END OF THE MERGER WILL BE PERFORMED BY THE ISSUER – AND BY TELECOM ITALIA MOBILE S.P.A. ("TIM"), A SUBSIDIARY OF TELECOM ITALIA, ARE PERFORMED IN THE CONTEXT OF THE LEGISLATIVE AND REGULATORY FRAMEWORK IN FORCE IN THE EUROPEAN UNION AND ITALY. THE REGULATION OF THE TELECOMMUNICATIONS SECTOR IS SUBJECT TO CONTINUOUS EVOLUTION, ON THE BASIS OF TECHNOLOGICAL INNOVATION AND MARKET DEVELOPMENTS. CONSEQUENTLY, CHANGES IN LEGISLATION, GOVERNMENT POLICY OR THE INTERPRETATION OF THE CURRENT RULES REGARDING OPERATORS AND THE TELECOMMUNICATIONS MARKET COULD HAVE A SIGNIFICANT INFLUENCE ON THE OPERATIONS OF THE ISSUER AND TIM.

THE ITALIAN TELECOMMUNICATIONS SECTOR HAS NOW BEEN FULLY LIBERALIZED FOR MORE THAN FIVE YEARS (SINCE 1 JANUARY 1998). THE ENTRY OF NEW OPERATORS FOLLOWING THE LIBERALIZATION OF THE SECTOR HAS AFFECTED THE ISSUER'S REVENUES AND MAY CONTINUE TO DO SO IN THE FUTURE. THE USE OF THE SINGLE EUROPEAN CURRENCY COULD FURTHER INTENSIFY COMPETITION BY FACILITATING INTERNATIONAL OPERATORS' ENTRY INTO THE ITALIAN MARKET AND DIRECT COMPETITION WITH THE ISSUER AND WITH TIM IN FIXED AND MOBILE TELEPHONY AND IN THE LOCAL AND LONG-DISTANCE MARKETS.

THE CURRENT LEGISLATIVE FRAMEWORK MAY SHORTLY UNDERGO A ROOT-AND-BRANCH REVISION IN CONNECTION WITH THE TRANSPOSITION INTO ITALIAN LAW OF THE COMMUNITY DIRECTIVES REFERRED TO IN THE SO-CALLED "99 REVIEW" AIMED AT CREATING A NEW REGULATORY FRAMEWORK FOR THE ELECTRONIC NETWORKS AND COMMUNICATIONS SECTOR BASED ON THE TRANSPOSITION INTO ITALIAN LAW OF A NUMBER OF EU DIRECTIVES ADOPTED IN 2002 (THE FRAMEWORK DIRECTIVE, THE ACCESS DIRECTIVE, THE AUTHORIZATIONS DIRECTIVE, THE UNIVERSAL SERVICE DIRECTIVE AND THE DIRECTIVE ON PRIVACY AND ELECTRONIC COMMUNICATIONS) AND SET TO COME INTO FORCE ON 25 JULY 2003.

FOR MORE DETAILS ON THE LICENCES AND ADMINISTRATIVE AUTHORIZATIONS OF THE ISSUER AFTER THE MERGER, SEE PART I, CHAPTER I, SECTION 1.2.

TECHNOLOGICAL EVOLUTION AND DEVELOPMENT OF SERVICES IN THE TELECOMMUNICATIONS SECTOR

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO RAPID, SIGNIFICANT CHANGES IN BOTH TECHNOLOGY AND SERVICES. THE ISSUER AND ITS SUBSIDIARIES WILL HAVE TO CONTEND WITH HEIGHTENED COMPETITION ARISING FROM THE TECHNOLOGIES AND SERVICES THAT MAY BE INTRODUCED IN THE FUTURE. THE TELEPHONE NETWORKS OF THE ISSUER AND TIM WILL REQUIRE AN ADEQUATE ADAPTIVE CAPACITY TO COPE WITH BOTH CUSTOMERS' DEMAND AND CONTINUAL TECHNOLOGICAL CHANGE; THEY WILL ALSO HAVE TO PERMIT THE PROVISION OF INNOVATIVE SERVICES AND/OR TRADITIONAL SERVICES USING NEW TECHNOLOGIES.

IN ORDER TO FACE A POSSIBLE REDUCTION IN REVENUES AS A RESULT OF GREATER COMPETITION AND THE STEADY REDUCTION IN TARIFFS, THE PLAN IS FOR THE GROUP HEADED BY THE ISSUER TO INTRODUCE NEW VALUE-ADDED SERVICES IN BOTH FIXED AND MOBILE TELECOMMUNICATIONS, SO AS TO AUGMENT ITS OWN NETWORKS' TRAFFIC AND DEVELOP NEW BUSINESS OPPORTUNITIES. THE SUCCESS OF THESE INITIATIVES MAY DEPEND ON FACTORS BEYOND THE CONTROL OF THE ISSUER, AND THE REVENUES OF THE ISSUER COULD BE AFFECTED BY THE FAILURE TO DEVELOP ALTERNATIVE SERVICES IN THE FIXED AND MOBILE TELECOMMUNICATIONS SECTOR.

FOR MORE DETAILS ON THE ISSUER'S ACTIVITY, SEE PART I, CHAPTER I, SECTION 1.1.2.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Summary information on the transaction and the Issuer

The summary information set out below must be examined together with that of a more detailed nature contained within this listing prospectus.

Premise

This listing prospectus (the "**Listing Prospectus**") concerns the admission to listing (the "**Listing**") on the Mercato Telematico Azionario organized and operated by Borsa Italiana S.p.A. ("**MTA**") of the savings shares (the "**Savings Shares**") that will be issued by the Issuer at the end of the Merger in exchange for savings shares issued by Telecom Italia.

The plan for the merger of Telecom Italia into Olivetti (the "**Merger Plan**"), approved by the two companies' Boards of Directors on 15 April 2003, was approved by the extraordinary shareholders' meeting of Telecom Italia on 24 May 2003 and by that of Olivetti on 26 May 2003. For the purposes of the merger reference has been made, pursuant to Article 2501-*ter* of the Civil Code, to the balance sheets in the draft financial statements of Olivetti and Telecom Italia for the year ended 31 December 2002. The resolutions of the extraordinary shareholders' meetings of Olivetti and Telecom Italia approving the Merger were filed respectively with the Turin Company Register and the Milan Company Register on 28 May 2003.

It is intended that, upon expiration of the time limit for a challenge by creditors under Article 2503 of the Civil Code, the instrument attesting the merger of Telecom Italia into Olivetti (the "**Merger Instrument**") will be signed by the legal representatives of the companies on 29 July 2003 and that the Merger will become effective, as established in the Merger Instrument pursuant to Article 2504-*bis*, second paragraph, of the Civil Code, on 4 August 2003. Under the combined effect of Articles 2504-*bis*, third paragraph, and 2501-*bis*, first paragraph, point 6, of the Civil Code, the transactions of Telecom Italia will be entered in the accounts of the Issuer from 1 January of the year in which the Merger becomes effective and thus, according to the planned timetable, from 1 January 2003; this moment will also be taken for the start of the tax effects of the Merger pursuant to Article 123.7 of Presidential Decree 917/1986.

From the legal standpoint, the Merger will lead to the Issuer being the universal successor to Telecom Italia, so that, from the date on which the merger becomes effective, the Issuer will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible fixed assets, receivables and payables accrued and accruing and, more generally, the entire patrimony of Telecom Italia without any exclusions or limitations whatsoever.

At the date the Merger becomes effective, the Issuer will adopt new bylaws that will be almost the same as those of Telecom Italia and will change its corporate name to Telecom Italia S.p.A. (see the text of the Issuer's bylaws attached to this Listing Prospectus).

In addition, following the Merger the resignation of the present members of Olivetti's Board of Directors will become effective. As resolved by Olivetti's shareholders' meeting on 26 May 2003, from the date the Merger becomes effective until the approval of the annual accounts for 2003, the Issuer's Board of

Directors will be almost the same as that of Telecom Italia. For further details, see Part I, Chapter II, Section 2.1.

Since the Merger will involve the merger into Olivetti of a subsidiary, it will result in the cancellation of Olivetti's interest in Telecom Italia when the merger becomes effective. It will also entail the assignment (i) to the holders of Telecom Italia ordinary and savings shares other than Olivetti of ordinary and savings shares issued by the Issuer and (ii) to the holders of Olivetti shares of ordinary shares newly issued by the Issuer.

The assignment will be made on the basis of ratios – which will be announced by Olivetti not later than 25 July 2003 in a notice published in *Il Sole 24 Ore*, *Milano Finanza* and *Finanza e Mercati* – formalized at the time of the signing of the Merger Instrument, corresponding to the exchange ratio established for the purposes of the Merger and equal to 7 Olivetti ordinary (savings) shares with a par value of EUR 1 each for every Telecom Italia ordinary (savings) share with a par value of EUR 0.55 each. For the most part the assignment will be carried out by redistributing the Issuer's share capital. For further details, see Part I, Chapter I, Section 1.1.

Once the Merger Instrument has been filed in the Turin and Milan offices of the Company Register, Olivetti will publish a notice in *Il Sole 24 Ore*, *Milano Finanza* and *Finanza e Mercati* indicating the date on which the Merger will become effective and giving instructions on how to carry out the exchange and on how to trade or obtain fractional rights.

The effectiveness of the merger is subject to Borsa Italiana S.p.A. ("**Borsa Italiana**") admitting the Savings Shares to listing on MTA. For further information on the Merger, see Part I, Chapter I, Section 1.1.

In Decision No. 2992 adopted on 21 July 2003 Borsa Italiana admitted the Savings Shares to listing on MTA. For further details on the listing, see below (Section 2) and Part III, Chapter XII.

1. The issuer

1.1 Description of the businesses and sectors of activity and a chart showing the structure of the Group headed by the Issuer

At the date of this Listing Prospectus, Olivetti is a holding company of which the most important investment is that comprising about 64.47% of the ordinary share capital and about 12.16% of the savings share capital (corresponding together to about 49.79% of the total capital[1]) of Telecom Italia, the parent company of the group of the same name.

Telecom Italia is one of the largest international operators in the sector of telecommunications services and information and communication technology. Its companies, leaders in fixed and mobile communications,

(1) On the basis of the preliminary results of the Tender Offer at the closing date of the acceptance period.

the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad. In Italy the Group is both the technological and the market leader in the fastest growing segments (mobile, broadband and data transmission). Abroad, its activities are concentrated in Latin America and Europe.

Olivetti is also present in business sectors such as office products and services and real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservices S.p.A. (real estate and related services).

On the date the Merger becomes effective and as a consequence thereof, the Issuer will assume all the rights and obligations of Telecom Italia and continue the latter's activities. The activity of the Issuer will coincide substantially with that previously performed by Telecom Italia and the Issuer will adopt the same corporate purpose as Telecom Italia. In particular, the Issuer will succeed to Telecom Italia in all the licences and administrative authorizations granted thereto. In accordance with the law in force, on 22 May 2003 a letter was sent to the Minister of Communications informing him that as a consequence of the Merger the Issuer will be the universal successor to all the legal relationships of Telecom Italia, will take on the latter's corporate name and purpose and continue its activities. In the same letter it was specified that the effects of the Merger included the assumption by the Issuer of ownership of the individual licences and of the authorizations currently held by Telecom Italia for the installation and operation of networks and for the supply of telecommunications services.

The structure of the Group that will be headed by the Issuer is shown below in graphical form.



"Telecom Italia S.p.A." *
Wireline
Mobile
South America
Internet and Media
Information Technology Market
Information Technology Group
Companies headed by Olivetti S.p.A. before the merger
Olivetti Tecnost
Olivetti Multiservices
• Telecom Italia Wireline
• Atesia
• Path.Net
• Loquendo
• TI Sparkle Group
• Latin American Nautilus Group
• Mediterranean Nautilus Group
• MED-1 Group
• Intelcom San Marino
• TIM
• TIM International
• Stet Hellas
• Telesoft Hellas
• TIM Brasil Group (1)
• TIM Perù (1)
• Corporacion Digitel (1)
• TIMNet USA Inc.
• Entel Chile Group
• Entel Bolivia Group
• South America Business Division of Telecom Italia
• Telecom Italia Latin America
• SEAT Group
• Finsiel
• Banksiel
• Insiel
• Tele Sistemi Ferroviari
• Webegg Group
• NETikos Group ▲
• Eustema
• IT Telecom
• Sodalia North America
• Teco Soft Argentina
• Telesoft Russia
• EPIClink

(1) Mobile South America.

* *Corporate name the Issuer will assume upon completion of the Merger.*

▲ On 2 July 2003 IT Telecom Italia S.p.A., a wholly-owned subsidiary of Telecom Italia, concluded an agreement with MyQube SA for the sale of 100% of NETikos S.p.A..

For a more detailed description of the Issuer's activities, see Part I, Chapter I, Section 1.1.

The table below shows the distribution of the Olivetti Group's sales and service revenues by line of business for the last three years.

Distribution of revenues by line of business

(EUR millions)	2002	2001	2000 Reconstructed *	2000
Business Units of the Telecom Italia Group				
Domestic Wireline **	17,022	17,168	17,419	17,419
Mobile	10,867	10,250	9,418	9,418
South America	1,409	1,534	312	2,100
Internet and Media	1,991	1,957	263	263
IT Market	912	1,198	1,135	1,135
IT Group	1,215	1,198	1,332	1,332
Other activities and cancellation of intragroup income	(3,016)	(2,487)	(2,710)	(2,756)
Total Telecom Italia Group	**30,400**	**30,818**	**27,169**	**28,911**
Olivetti Group				
Information technology	932	1,130	1,150	1,150
Real estate and services	76	68	55	55
Total Olivetti Group	**31,408**	**32,016**	**28,374**	**30,116**

* With effect from the Telecom Italia Group consolidated accounts for the year ended 31 December 2001, it was deemed more appropriate to include the interest in the Nortel Inversora Group (Argentina) using the equity method. For the sake of comparability, the figures for 2000 have been reclassified accordingly.

** Now Wireline.

The table below shows the distribution of the Olivetti Group's sales and service revenues by line of business for the first quarter of 2003 and the first quarter of 2002.

Distribution of revenues by line of business

(EUR millions)	1st quarter 2003	1st quarter 2002
Business Units of the Telecom Italia Group		
Domestic Wireline *	4,235	4,175
Mobile	2,616	2,498
South America	292	370
Internet and Media	345	333
IT Market	156	278
IT Group	229	168
Other activities and cancellation of intragroup income	(748)	(557)
Total Telecom Italia Group	**7,125**	**7,265**
Olivetti Group		
Information technology	153	246
Real estate and services	13	22
Total Olivetti Group	**7,291**	**7,533**

* Now Wireline.

The table below shows the distribution of the Olivetti Group's sales and service revenues by geographical area for the last three years.

Consolidated Olivetti Group revenues by geographical area

(EUR millions)	2002	2001	2000 Reconstructed *	2000
Italy	25,029	24,895	23,448	23,452
Rest of Europe	2,455	2,495	2,181	2,215
Total Europe	**27,484**	**27,390**	**25,629**	**25,667**
North America	452	1,088	313	324
Central and South America	2,777	2,759	1,748	3,410
Australia, Africa and Asia	695	779	684	715
Total Group	**31,408**	**32,016**	**28,374**	**30,116**

* With effect from the Telecom Italia Group consolidated accounts for the year ended 31 December 2001, it was deemed more appropriate to include the interest in the Nortel Inversora Group (Argentina) using the equity method. For the sake of comparability, the figures for 2000 have been reclassified accordingly.

The table below shows the distribution of the Olivetti Group's sales and service revenues by geographical area for the first quarter of 2003 and the first quarter of 2002.

Consolidated Olivetti Group revenues by geographical area

(EUR millions)	1st quarter 2003	1st quarter 2002
Italy	5,890	5,870
Rest of Europe	536	598
Total Europe	**6,426**	**6,468**
North America	156	100
Central and South America	547	778
Australia, Africa and Asia	162	187
Total Group	**7,291**	**7,533**

The revenues of the Olivetti Group are generated by a very large number of customers. Although sometimes substantial, those generated by individual customers cannot be considered material in relation to the total volume of business.

The management of the Olivetti Group has a high degree of autonomy with respect to its suppliers and providers of financing.

For more detailed information, see Part I, Chapter I.

1.2 Future programmes and strategies

Following the Merger the Issuer will continue to implement the strategies pursued to date by Olivetti and Telecom Italia in line with the Business Plan, above all with the aim of creating value by putting to good use the Group's assets and distinctive skills and by strengthening the financial structure in order to sustain growth.

The priorities for operations established by the management are as follows:

(i) to consolidate the leadership in the domestic wireline market by increasing customer loyalty through innovative offers and stimulating the market for value added and broadband services, with special reference to ADSL technology; in the mobile market, to increase traffic volumes and develop value added services in line with user expectations (MMS, community videotelephony), in part through the introduction of UMTS technology; in the Internet and Media sector, to continue the development of broadband services and portals;

(ii) to expand the Group's presence abroad in markets in which it can capitalize on its marketing and technological know-how: in mobile business, in Latin America and especially Brazil; in wireline business, through the development of the pan-European broadband network;

(iii) to continue to manage the Group according to rigorous criteria of efficiency, thanks to the synergies deriving from the organizational model based on so-called "professional families" and service centres, expenditure control systems, and the careful selection of investment projects, aimed primarily at fostering innovation and growth.

1.3 Investments

The total investments made by the Olivetti Group in 2002 amounted to EUR 7,024 million, the bulk of which was accounted for by the Telecom Italia Group (EUR 6,919 million). They were divided as follows: tangible fixed assets, EUR 3,291 million (of which: Telecom Italia Group, EUR 3,258 million); intangible fixed assets, EUR 1,956 million (of which: Telecom Italia Group, 1,953 million); and financial fixed assets, EUR 1,777 million (of which: Telecom Italia Group, EUR 1,708 million).

The total investments made by the Olivetti Group in the first quarter of 2003 amounted to EUR 0.9 billion, the bulk of which was accounted for by the Telecom Italia Group (EUR 860 million).

Turning to the future, the Issuer's investments will be directed towards reinforcing the following strategy:

- focus on innovation;
- leadership in the domestic market;
- development of value added services.

The industrial investments planned for the three years 2003-05 will be between EUR 14 billion and EUR 16 billion, more or less in line with the forecast for the three years 2002-04. The approximate breakdown by sector of activity is shown in the table below.

Domestic Wireline *	approximately 45%
Mobile	approximately 40%
Internet and Media	approximately 2%
Other	approximately 13%

* Now Wireline.

About two thirds of all industrial investments will be for innovation and expansion. Furthermore, as regards the Mobile Business Unit, of the investments of about EUR 5.6 billion contemplated in 2003-2005, about EUR 3.7 billion will be in the domestic market and the rest will be abroad, mainly in South America.

The investments will be financed by the cash flow from operations.

2. The listing

As mentioned earlier, the Savings Shares will be issued by the Issuer on the day the Merger becomes effective for the purposes of the exchange of the Telecom Italia savings shares.

In decision no. 2992 dated 21 July 2003 Borsa Italiana has agreed to the listing of the Savings Shares on MTA.

Borsa Italiana, once it has verified that the conditions to which the listing of the Savings Shares is subject are satisfied, will adopt a decision fixing the date of the start of trading of the Savings Shares on MTA. This decision will be announced to the market in a stock exchange notice and a press release issued by Olivetti. It is expected that trading in the Savings Shares on MTA will begin on the day the merger becomes effective.

Olivetti has also applied to the New York Stock Exchange for the listing of the Savings Shares – in addition to its ordinary shares – in the form of ADSs (American Depositary Shares), with effect from the day on which the Merger becomes effective.

For further details on the Listing, see Part III, Chapter XII.

2.1 Major shareholders

At 21 July 2003 the shareholders listed in the table below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of Legislative Decree 58/1998 (the "**Financial Intermediation Law**"), to possess more than 2% of Olivetti's ordinary share capital:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	2,525,094,364	28.51%
Caisse des Depots et Consignations*	484,364,789	5.47%
Assicurazioni Generali S.p.A.**	355,170,226	4.01%
Olivetti International S.A.***	211,931,328	2.39%
Mediobanca S.p.A.	210,723,954	2.38%

* *Investment held via CDC Ixis Capital Market. The voting rights of a part of this holding (equal to 3.31% of Olivetti's capital) may not be exercised.*

** *Investment held through subsidiaries.*

*** *Subsidiary of Olivetti S.p.A. Under Article 2359-bis of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.*

The capital of Olimpia S.p.A. is held as follows: 50.40% by Pirelli S.p.A., 16.80% by Edizione Finance International S.A., 16% by Hopa S.p.A., 8.40% by Unicredito Italiano S.p.A. and the remaining 8.40% by Banca Intesa S.p.A. (formerly IntesaBCI S.p.A.).

For information on the shareholders' agreements disclosed pursuant to Article 122 of the Financial Intermediation Law, see Part I, Chapter III, Section 3.4 and the extracts attached to this Listing Prospectus.

The shareholder composition of the Issuer upon completion of the Merger will be influenced by a series of variables and, in particular, by the number of conversions of the "Olivetti 1,5% 2001-2004 convertibili con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibili con premio al rimborso" convertible bonds, the number of "Warrant azioni ordinarie Olivetti ex Tecnost 1999-2004" warrants that are exercised, the number of Olivetti stock options that are exercised and the level of acceptances of the tender offer made by Olivetti for Telecom Italia ordinary shares (including those in the form of ADSs) and Telecom Italia savings shares (the "**Tender Offer**").

The following table summarizes the foreseeable composition of the Issuer's shareholders with holdings of more than 2% of the ordinary share capital after the Merger, with account taken of the conversions of the above-mentioned bonds, of the requests to exercise the warrants received by 15 July 2003 and of the preliminary results of the Tender Offer at the closing date (18 July 2003). The table is based exclusively on the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of the Financial Intermediation Law.

for Shareholders	% of the ordinary share capital held after the Tender Offer for Telecom Italia ordinary shares
Olimpia S.p.A.	11.53%
Caisse des Depots et Consignations *	2.21% **

* *Investment held via CDC Ixis Capital Market.*
** *The voting rights of a part of this holding (equal to 1.34% of the Issuer's capital) may not be exercised.*

It is foreseeable that no single shareholder will have control of the Issuer within the meaning of Article 93 of the Financial Intermediation Law.

See also Part I, Chapter III.

3. Accounting data

3.1 Accounting data

Below are shown the reclassified Olivetti Group balance sheets and income statements for the three years 2000-2002. Only the consolidated financial statements are shown since the Olivetti company financial statements do not provide any material additional information.

OLIVETTI GROUP – CONSOLIDATED BALANCE SHEET

(EUR millions)	at 31.12.2002 Historical	at 31.12.2001 Historical	at 31.12.2000 Reconstructed *	at 31.12.2000 Historical
A. Intangibles, fixed assets and long-term investments				
Intangible assets	34,561	39,220	39,174	39,640
Fixed assets	19,449	22,097	21,072	23,776
Long-term investments:				
equity investments and advances on future capital contributions	2,576	6,716	8,153	7,766
other	1,424	952	1,536	1,542
	58,010	**68,985**	**69,935**	**72,724**
B. Working capital				
Inventories	584	861	917	968
Trade accounts receivable	8,418	8,696	8,250	8,687
Other assets	7,984	6,336	5,334	5,417
Trade accounts payable	(6,168)	(7,087)	(7,244)	(7,668)
Reserves for risks and charges	(5,826)	(4,158)	(2,909)	(3,079)
Other liabilities	(7,616)	(7,504)	(6,638)	(6,771)
	(2,624)	**(2,856)**	**(2,290)**	**(2,446)**
C. Invested capital, net of operating liabilities (A+B)	**55,386**	**66,129**	**67,645**	**70,278**
D. Reserve for employee termination indemnities	**(1,364)**	**(1,414)**	**(1,388)**	**(1,388)**
E. Invested capital, net of operating liabilities and the reserve for employee termination indemnities (C+D)	**54,022**	**64,715**	**66,257**	**68,890**
Financed by:				
F. Shareholders' equity				
Parent Company interest	11,639	12,729	13,856	13,856
Minority interest	8,984	13,624	16,673	17,510
	20,623	**26,353**	**30,529**	**31,366**
G. Medium/long-term debt	**33,804**	**37,042**	**25,622**	**27,157**
H. Net short-term borrowings				
Short-term borrowings	6,827	9,072	16,536	16,927
Liquid assets and short-term financial assets	(7,394)	(8,216)	(6,722)	(6,891)
Financial accrued expense (income) and deferred expense (income), net	162	464	292	331
	(405)	**1,320**	**10,106**	**10,367**
(G+H)	**33,399**	**38,362**	**35,728**	**37,524**
I. Total (F+G+H)	**54,022**	**64,715**	**66,257**	**68,890**

* Reconstructed by excluding the Nortel Inversora Group from the consolidation.

OLIVETTI GROUP – CONSOLIDATED INCOME STATEMENT

(EUR millions)	2002 Historical	2001 Historical	2000 Reconstructed *	2000 Historical
Sales and service revenues	31,408	32,016	28,374	30,116
A. Sales and service revenues	**31,408**	**32,016**	**28,374**	**30,116**
Changes in inventories of work in progress, semi-finished and finished goods	(8)	(15)	45	45
Changes in inventory of contract work in process	(42)	(119)	248	248
Increases in capitalized internal construction costs	675	583	911	911
Operating grants	20	26	21	21
B. Standard production value	**32,053**	**32,491**	**29,599**	**31,341**
Raw materials and outside services	(13,303)	(13,907)	(12,446)	(13,005)
C. Value added	**18,750**	**18,584**	**17,153**	**18,336**
Labour costs	(4,727)	(4,877)	(4,937)	(5,219)
D. Gross operating profit	**14,023**	**13,707**	**12,216**	**13,117**
Depreciation and amortization	(7,269)	(7,641)	(6,519)	(6,956)
Of which: goodwill	*(2,142)*	*(2,278)*	*(1,370)*	*(1,413)*
Other valuation adjustments	(605)	(465)	(343)	(438)
Provisions to reserves for risks and charges	(171)	(293)	(311)	(311)
Net other income (expense)	38	30	69	65
E. Operating income	**6,016**	**5,338**	**5,112**	**5,477**
Net investment and financial income	(3,036)	(5,080)	(2,476)	(2,645)
Of which: value adjustments	*(786)*	*(2,196)*	*(1,194)*	*(1,206)*
F. Income before extraordinary items and taxes	**2,980**	**258**	**2,636**	**2,832**
Net extraordinary income (expense)	(5,496)	(3,355)	122	92
G. Income before taxes	**(2,516)**	**(3,097)**	**2,758**	**2,924**
Income taxes	2,210	(579)	(1,813)	(1,923)
H. Net income (loss) before minority interest	**(306)**	**(3,676)**	**945**	**1,001**
Minority interest	(467)	586	(1,885)	(1,941)
I. Net income (loss)	**(773)**	**(3,090)**	**(940)**	**(940)**

* Reconstructed by excluding the Nortel Inversora Group from the consolidation.

The financial statements prepared in accordance with Legislative Decree 127/1991 can be derived from the documentation attached to this Listing Prospectus, which includes the Olivetti consolidated financial statements for 2002. As regards the emphasis of matter paragraphs in the reports of the auditors concerning Olivetti's consolidated financial statements (Reconta Ernst & Young for 2002 and 2001 and PricewaterhouseCoopers S.p.A. for 2000), see the reports attached to this Listing Prospectus.

The main Olivetti Group figures for the first quarters of 2003 and 2002 are shown below.

The quarterly figures for the Olivetti Group shown below are shown using the layouts of the reclassified financial statements used by Telecom Italia in the report on operations contained in its annual report for 2002.

Income statement data

(EUR millions)	1st quarter 2003	1st quarter 2002
Sales and service revenues	7,291	7,533
Gross operating profit	3,308	3,292
Amortization and depreciation	1,665	1,767
of which amortization of goodwill	491	537
Operating income	1,515	1,391
Income before extraordinary items and taxes	875	663
Income (loss)	**(397)**	**(187)**

Balance sheet and financial data

(EUR millions)	At 31.03.2003	At 31.03.2002
Intangibles, fixed assets and long-term investments	**56,387**	**68,247**
Working capital	**(2,397)**	**(2,081)**
Capitale investito dedotte le passività d'esercizio	**53,990**	**66,166**
Reserve for employee termination indemnities	**(1,440)**	**(1,493)**
Net invested capital to be financed (a+b+c)	**52,550**	**64,673**
Financed by:		
Shareholders' equity		
Parent Company interest	11,233	12,656
Minority interest	9,426	14,857
	20,659	**27,513**
Net debt	**35,337**	**41,229**
Indebitamento finanziario netto a breve termine	**(3,446)**	**(4,069)**
	31,891	**37,160**
Total	**52,550**	**64,673**

3.2 Human resources

The following table shows the Olivetti Group employees at 31 December of the years considered, divided between those in Italy and those abroad.

(unità)	2002	2001	2000
Italy	86,286	94,234	97,436
Abroad	20,334	21,786	16,039
Total	**106,620**	**116,020**	**113,475** *

* Reconstructed by consolidating the Norton Inversora Group using the equity method instead of the proportional method.

At 31 March 2003 the personnel of the Olivetti Group numbered 104,379, of which 85,109 in Italy and 19,270 abroad.

3.3 Per share indicators

The following table shows some Olivetti Group income statement and balance sheet indicators for the three years 2000-2002.

(Amounts in euros)	2002	2001	2000 (3)
Operating income per share (1)	0.697	0.623	0.763
Net income (loss) on ordinary operations, after minority interest per share	(0.146)	(0.237)	(0.155)
Consolidated net income (loss), after minority interest per share	(0.090)	(0.361)	(0.140)
Consolidated cash flow per share (2)	0.807	0.463	1.114
Shareholders' equity after minority interest per share	1.349	1.485	2.068

(1) Operating income before minority interest.

(2) Net income (loss) before minority interest plus amortization and depreciation. The consolidated cash flow amounted to EUR 6,963 million in 2002, to EUR 3,965 million in 2001 and to EUR 7,464 million in 2000.

(3) Indicators calculated using reconstructed data obtained by consolidating the Norton Inversora Group using the equity method instead of the proportional method.

Number of shares considered	8,630,811,002	8,569,939,283	6,699,928,479

(The shares considered are those issued and those still to be issued, with the right to dividends, for advances on future capital contributions already made at the end of each period. For 2002, consideration was also given to the shares reserved to the minority shareholders of Tecnost S.p.A. following its merger into Olivetti with effect from 31 December 2000).

Olivetti did not distribute a dividend for 2002 or 2001, when it made a loss. For 2000 a dividend of EUR 0.035 per share was distributed.

3.4 Pro forma data

In connection with the plan for the merger of Telecom Italia into Olivetti, approved by the shareholders' meetings of the two companies on respectively 24 and 26 May, Olivetti had prepared a pro forma reclassified income statement and balance sheet for the Issuer for the year ended 31 December 2002 to include in the information document for the Merger (the "**Information Document**"), published on 14 May 2003. An extract from the Information Document concerning these financial statements is attached to this Listing Prospectus.

In preparing the above-mentioned financial statements (the "**Original Pro Forma Statements**"), it was assumed that 5% of Olivetti's shareholders would withdraw at a price of EUR 0.9996 per share, with a total outlay deriving from withdrawals of EUR 305 million.

It was also assumed that the maximum amount to be allocated to the Tender Offer (consisting of the part of the EUR 9 billion line of credit not used to pay the shareholders who withdrew and equal to EUR 8,695 million) would be entirely used to pay for the Telecom Italia ordinary and savings shares acquired in the Tender Offer at a price of EUR 7.958 per Telecom Italia ordinary share and EUR 4.812 per Telecom Italia savings share.

Following the determination of the withdrawal price (EUR 0.9984 per Olivetti ordinary share), of the prices for the Tender Offer (EUR 8.010 per Telecom Italia ordinary share and EUR 4.820 per Telecom Italia savings share), of the number of Olivetti ordinary shares for which the right of withdrawal under Article 2437 of the Civil Code had been exercised (10,958,057, corresponding to around 0.12% of Olivetti's share capital), and of the outlay related to the Tender Offer calculated on the basis of the preliminary results at the end of the acceptance period, the Original Pro Forma Statements are obsolete.

Accordingly, the table below compares the main items of the Original Pro Forma Statements for 2002 with those based on the actual number of withdrawals and the outlay related to the Tender Offer calculated on the basis of the preliminary data available at the close of the acceptance period, with account also taken of the requests for the conversion of bonds of the series "Olivetti 1,5% 2001-2004 convertibili con premio al rimborso" and "Olivetti 1,5% 2001-2010 convertibili con premio al rimborso" received after the Olivetti extraordinary shareholders' meeting of 26 May 2003 that gave rise to the change in Olivetti's share capital as filed on 21 July 2003.

OLIVETTI GROUP: PRO FORMA BALANCE SHEETS AT 31 DECEMBER 2002

(EUR millions)	Original pro forma	Updated pro forma
Intangibles, fixed assets and long-term investments		
Intangibles:		
Telecom Italia goodwill	29,119	26,100
Other intangibles	13,210	13,210
Fixed assets	19,449	19,449
Long-term investments	3,666	3,666
Working capital	**(2,534)**	**(2,534)**
Reserve for employee termination indemnities	**(1,364)**	**(1,364)**
Invested capital net of operating liabilities and the reserve for employee termination indemnities	**61,546**	**58,527**
Financed by:		
Shareholders' equity		
Parent Company interest	14,236	14,993
Minority interest	3,734	3,734
Net debt *	**43,576**	**39,800**
Total	**61,546**	**58,527**
* * of which use of the line of credit provided to finance the Tender Offer	8,695	5,218

OLIVETTI GROUP: PRO FORMA CONSOLIDATED INCOME STATEMENT FOR 2002

(EUR millions)	Original pro forma	Updated pro forma
Amortization and depreciation	(7,432)	(7,281)
Operating income	5,853	6,004
Net investment and financial income	(3,474)	(3,319)
Income before extraordinary items and taxes	2,379	2,684
Income before taxes	(3,117)	(2,812)
Income taxes	1,225	1,170
Net income (loss) before minority interest	**(2,511)**	**(2,261)**

As can be seen from the updated pro forma figures, the lower take up of the Tender Offer by Telecom Italia shareholders has resulted in a decrease in the Group's net debt (as a consequence of the smaller drawing on the EUR 8,989 million line of credit available for the Tender Offer after paying EUR 11 million to the Olivetti shareholders who withdrew) and a smaller consolidation goodwill. By contrast, the increase in the Parent Company's interest in shareholders' equity is a consequence of the larger exchange surplus.

The improvement in the result for the year is a consequence of the decrease in the amortization of goodwill and of the lower level of financial expense as a result of the reduction in debt, net of the tax effects.

If the final results of the Tender Offer were to result in significant changes with respect to the updated pro forma figures for 2002, calculated on the basis of the preliminary results at the end of the acceptance period, such changes will be announced by Olivetti not later than 25 July 2003 in a notice published in *Il Sole 24 Ore*, *Milano Finanza* and *Finanza e Mercati*.

Effects of the sale of Nuova SEAT on the updated pro forma figures for 2002

Nuova SEAT is the company that has been spun off from Seat Pagine Gialle S.p.A. and will operate in the markets for Business Directories, Directory Assistance and Business Information, as explained in more detail in Chapter V, Section 5.1.

The pro forma effects described below have been obtained by making appropriate adjustments to the historical data to take retroactive account of the material effects of the sale of Nuova SEAT and the early exercise of the put option on shares of Seat Pagine Gialle S.p.A. In particular, the effects have been included in the pro forma income statement as if the transactions had been concluded on 1 January 2002 and in the pro forma balance sheet as if they had been concluded on 31 December 2002.

The positive impact on the Olivetti Group's consolidated net income in 2002 amounts to EUR 1,915 million and is the result of the following adjustments:

- elimination of the Group's share of the profit in respect of the assets sold;
- elimination of the annual charge for the amortization of goodwill in respect of the assets sold;
- elimination of the writedown of goodwill in 2002 in respect of the assets sold;
- elimination of the provisions to reserves for risks and charges for the commitment to purchase Seat Pagine Gialle S.p.A. shares in respect of the assets sold;
- decrease in financial expense with respect to the assumed early exercise of the put option on shares of Seat Pagine Gialle S.p.A.;
- decrease in financial expense following the reduction in debt produced by the proceeds of the sale of Nuova SEAT, net of the amount for the early exercise of the put option on shares of Seat Pagine Gialle S.p.A.;
- the tax effects of the above adjustments.

The negative impact on the shareholders' equity of the Olivetti Group at 31 December 2002 amounts to EUR 332 million and is the result of:

- the larger reduction in consolidated shareholders' equity following the sale of Nuova SEAT with respect to the consideration received;
- the financial expense related to the early exercise of the above-mentioned put option;
- the tax effects of the above-mentioned adjustments.

The pro forma consolidated net debt at 31 December 2002 shows a reduction of EUR 1,556 million as a result of:

- the receipt of the proceeds of the sale of Nuova SEAT;
- the payment of the put option on shares of Seat Pagine Gialle S.p.A.;
- the exclusion from the consolidation of the net debt of Nuova SEAT.

The effects of the sale of Nuova SEAT on the Olivetti Group's pro forma consolidated figures are summarized in the following table.

	Updated pro forma figures	Effects of the sale of Nuova SEAT	Pro forma figures after the sale of SEAT
Net income for the year after minority interest	(2,261)	1,915	(346)
Shareholders' equity after minority interest	14,993	(332)	14,661
Net debt	39,800	(1,556)	38,244

3.5 Recent performance and results expected for the current year

On 5 May 2003 the Olivetti Board of Directors approved the results for the first quarter of 2003. Olivetti's quarterly report is attached to this Listing Prospectus.

General indications regarding Olivetti's performance after the close of 2002 and events that occurred up to 5 May 2003 that are likely to have a material affect on its profits and losses, assets and liabilities and financial position can be found in the above-mentioned quarterly report and the Information Document, which are available to the public in the places specified in Part III, Chapter XIII.

In 2003 the operational profitability of the Telecom Italia Group is expected to hold up and net debt to fall further.

Assuming the Merger takes place, as far as the Issuer is concerned, it is expected that:

(i) consolidated net debt will consist of the debt of the Olivetti Group, which already includes that of Telecom Italia. At the end of 2003, on the basis of current forecasts, there will be an increase in this debt owing to the transactions linked to the Merger (withdrawals by Olivetti shareholders and this Offer), which will be partly offset by the cash flows generated both by operations and by disposals of non-core businesses;

(ii) the consolidated operating income of the Group headed by the Issuer for 2003 will be positive, in view of Telecom Italia's confirmed operating profitability and the improvement in net income compared with the pro forma figure for 2002.

It is also expected that the Issuer's net result for 2003 will be positive. This will permit a dividend policy whereby Telecom Italia's present shareholders will receive a total dividend at least in line with what they receive today.

See also Part I, Chapter V.

3.6 Net financial position

The table below shows the composition and maturity of the Olivetti Group's net debt at 31 March 2003 and 31 December 2002 according to the reclassified layout used by the Telecom Italia Group.

(EUR millions)	at 31.3.2003 (a)	at 31.12.2002 (b)	Change (a–b)
Current portion of medium and long-term debt	4,758	3,450	1,308
Other short-term borrowings from banks and other lenders	2,300	3,377	(1,077)
Financial accrued expense and deferred income	1,234	1,157	77
Liquid assets	(9,916)	(6,353)	(3,563)
Financial receivables	(721)	(1,011)	290
Financial accrued income and prepaid expense	(1,101)	(1,025)	(76)
Total net short-term debt (liquid assets) (A)	**(3,446)**	**(405)**	**(3,041)**
Debentures and other medium and long-term debt	35,337	33,804	1,533
Total medium and long-term net debt (B)	**35,337**	**33,804**	**1,533**
Total net debt (A+B)	**31,891**	**33,399**	**(1,508)**

At 31 May 2003 the Olivetti Group's net debt was equal to EUR 32.3 billion (of which the Telecom Italia Group accounted for EUR 16.2 billion), down by EUR 1.1 billion compared with 31 December 2002 (EUR 33.4 billion, of which the Telecom Italia Group accounted for EUR 18.1 billion). The Olivetti Group's net debt at 31 May 2003 comprised EUR 34 billion of medium and long-term net debt, offset by EUR 1.7 billion of net short-term assets. Gross of financial assets, debt comprised EUR 34 billion at medium and long-term and EUR 7.5 billion at short term, including the current portion of long-term debt.

Compared with 31 March 2003, when the Olivetti Group's net debt amounted to EUR 31.9 billion, there was an increase of EUR 0.4 billion. This was partly due to the commissions paid in the period on the line of credit for the payment of withdrawals by Olivetti shareholders and acceptances of the Tender Offer by Telecom Italia shareholders.

After 31 May 2003 the Group's debt will rise further as a consequence of the operations accessory to the Merger (withdrawals and the Tender Offer). The cash flow from ordinary operations and the disposals planned for 2003 will help to offset at least part of the increases referred to above.

The refinancing of the debt that falling due (as shown in the table below), on which a start has already been made with the bonds issued in January 2003 for a total of EUR 3.4 billion and with the conclusion of a multi-tranche line of bank credit of EUR 6.5 billion for the Issuer, will continue, compatibly with conditions in capital markets, in order to preserve adequate margins of financial flexibility.

The following table shows the bonds on the market issued by Olivetti, directly or by way of subsidiary financial companies, outstanding at 30 June 2003.

OLIVETTI GROUP – BONDS IN ISSUE AT 30 JUNE 2003

Issuer	Name	Maturity	Gross amount in euros		Coupon (+ step up, if any*)
Olivetti S.p.A.	Olivetti 1.5% 2001-2004 convertible Bonds with premium upon redemption	01 Jan 04	1,267,150,432.60	(1)	1.5% (3.5% with redemption premium)
Olivetti S.p.A.	Olivetti 1.5% 2001-2010 convertible Bonds with premium upon redemption	01 Jan 10	2,403,766,170.00	(2)	1.5% (3.5% with redemption premium)
Olivetti International NV	Olivetti International NV EUR 1.500 m. 5% 1999-2009	09 Feb 09	1,500,000,000.00		5% + 0.15
Olivetti International NV	Olivetti International NV Bonds 1986-2046 (CHF 100,000,000)	12 June 46	64,333,504.89	(3)	5.625%
Olivetti Finance NV	Olivetti Finance NV Zero coupon exch. TI 2002-2004	19 Mar 04	385,020,000.00	(4)	0.00%
Olivetti Finance NV	Olivetti Finance NV 1% 2000-2005 convertible Bonds with premium upon redemption	03 Nov 05	765,000,000.00	(5)	1% (3.5% with redemption premium)
Olivetti Finance NV	Olivetti Finance NV EMTNP 1999-2004	30 July 04	4,200,000,000.00	(6)(8)	5.375% + 0.45
Olivetti Finance NV	Olivetti Finance NV EMTNP 2002-2005	14 Mar 05	500,000,000.00	(7)	3-month Euribor + 1.30
Olivetti Finance NV	Olivetti Finance NV EMTNP 2002-2005 EONIA	07 Feb 05	200,000,000.00		EONIA + 1.45%
Olivetti Finance NV	Olivetti Finance NV EMTNP 2002-2006	03 Jan 06	1,100,000,000.00	(8)	3-month Euribor + 1.25%
Olivetti Finance NV	Olivetti Finance NV EMTNP 2002-2007	24 Apr 07	1,750,000,000.00	(8)	6.5%
Olivetti Finance NV	Olivetti Finance NV EMTNP 2003-2008	24 Jan 08	1,750,000,000.00		5.875%
Olivetti Finance NV	Olivetti Finance NV EMTNP 1999-2009	30 July 09	2,350,000,000.00	(6)(8)	6.125% + 0.45
Olivetti Finance NV	Olivetti Finance NV EMTNP 2002-2012	24 Apr 12	1,000,000,000.00	(8)	7.25%
Olivetti Finance NV	Olivetti Finance NV EMTNP 2003-2013	24 Jan 13	850,000,000.00		6.875%
Olivetti Finance NV	Olivetti Finance NV EMTNP 2002-2032 (YEN 20 b.)	14 May 32	145,645,208.27	(9)	3.550%
Olivetti Finance NV	Olivetti Finance NV EMTNP 2002-2032	09 Aug 32	250,000,000.00		7.77%
Olivetti Finance NV	Olivetti Finance NV EMTNP 2003-2033	24 Jan 33	800,000,000.00	(8)	7.750%

(*) Step up: protection plan linked to the rating of the bonds.
(1) Face value: EUR 2.6; conversion ratio: 1:1; total value net of requests for conversion received at 30/6/2003 and of the redemption premium.
(2) Face value: EUR 1; conversion ratio: 1:1; total value net of requests for conversion received at 30/6/2006 and of the redemption premium.
(3) *Issued in Swiss francs (100 million). EUR/CHF exchange rate: 1.5544 at 30/6/2003.*
(4) Convertible into shares of Telecom Italia S.p.A.(exercise price EUR 9.30 per share) equal to 0.79% of the ordinary share capital.
(5) Current value net of cancellations.
(6) Olivetti Finance NV replaced Olivetti International Finance NV as the issuer on 18 December 2002; current value net of cancellations.
(7) Extendable by the holders for successive 21-month periods up to an overall total of 10 years.
(8) Total value issued in several tranches.
(9) Issued in yen (20 billion). EUR/JPY exchange rate: 137.32 at 30/6/2003.

All the loans listed above issued by companies other than Olivetti are guaranteed by Olivetti.

The following table shows the bonds underwritten by third parties issued by Telecom Italia, directly or by way of subsidiary financial companies, outstanding at 30 June 2003.

TELECOM ITALIA GROUP – BONDS IN ISSUE AT 30 JUNE 2003

Issuer	Name	Maturity	Gross amount in euros		Coupon (+ step up if any*)
Telecom Italia Finance SA	Telecom Italia Finance S.A Euro 2,500,000,000 1% Senior Unsecured Guaranteed Exchangeable "OPERA Notes" Due 2006 (the"OPERA Notes")	15/03/2006	1,964,500,000	(1)	1%
Telecom Italia Finance SA	Telecom Italia Finance S.A.Euro 1,000,000,000 Floating Rate Notes due 2004 ("Euro 2004 NOTES")	20/04/2004	1,000,000,000		3-month Euribor + 0.875% *
Telecom Italia Finance SA	Telecom Italia Finance S.A Euro 3,000,000,000 6.125% Notes due 2006 ("Euro 2006 NOTES")	20/04/2006	3,000,000,000		6.125% *
Telecom Italia Finance SA	Telecom Italia Finance S.A Euro 2,000,000,000 7% Notes due 2011 ("Euro 2011 NOTES")	20/04/2011	2,000,000,000		7% *
Telecom Italia S.p.A.	Telecom Italia S.p.A. Euro 1,500,000,000 Floating Rate Notes due 2005 ("EURO 2005 NOTES")	21/06/2005	1,500,000,000		3-month Euribor + 0.95%
Telecom Italia S.p.A.	Telecom Italia S.p.A. Euro 1,250,000,000 5.625% Notes due February 2007 ("EURO 2007 NOTES")	01/02/2007	1,250,000,000		5.625%
Telecom Italia S.p.A.	Telecom Italia S.p.A. Euro 1,250,000,000 6.25% Notes due February 2012 ("EURO 2012 NOTES")	01/02/2012	1,250,000,000		6.250%
Telecom Italia S.p.A.	Telecom Italia 2002-2022 floating rate notes, open special series, reserved for the employees of the Telecom Italia Group, in service and retired	01/01/2022	208,651,550	(2)	6-month Euribor

(*) Step up: protection plan linked to the rating of the bonds.
(1) Current amount net of cancellations, convertible into shares of TIM S.p.A. and/or Seat Pagine Gialle S.p.A..
(2) Special open series reserved to employees of the Telecom Italia Group; maximum issuable amount: EUR 400 million. Amount outstanding at 31/5/03.

All the loans listed above issued by companies other than Telecom Italia are guaranteed by Telecom Italia.

For the sake of completeness, it should be noted that the Extraordinary Shareholders' Meeting of 8 May 2002 authorized the directors, under Article 2420-*ter* of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of EUR 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

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Part I

Information on the Issuer

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I. Information on the activity of the Issuer

1.1 Recent developments

1.1.1 The Merger

On 15 April 2003 the Boards of Directors of Olivetti and Telecom Italia approved the Merger Plan for the merger of Telecom Italia into Olivetti pursuant to Article 2501 et seq. of the Civil Code. The Merger Plan was approved by Olivetti's extraordinary shareholders' meeting on 24 May 2003 and by Telecom Italia's extraordinary shareholders' meeting on 26 May 2003. The resolutions approving the Merger of the two companies' extraordinary shareholders' meetings were filed with the Turin and Milan Company Registers on 28 May 2003.

The Merger is part of the strategic plan pursued by the Olivetti-Telecom Italia Group with the aim of focusing on core businesses, improving the corporate structure and reducing debt. In particular, the Merger is part of the reorganization aimed at creating value for Telecom Italia shareholders, launched in July 2001 and carried out through an industrial and financial restructuring with positive results despite the crisis in the stock markets and the telecommunications sector.

For the purposes of the merger reference was made, pursuant to Article 2501-*ter* of the Civil Code, to the balance sheets in the draft financial statements of Olivetti and Telecom Italia for 2002.

From the legal standpoint, the Merger will lead to the Issuer being the universal successor to Telecom Italia, so that the Issuer will assume all the assets and liabilities, rights and obligations of Telecom Italia, thus including, but not limited to, the title to all the related tangible and intangible fixed assets, receivables and payables accrued and accruing, and, more generally, the entire patrimony of Telecom Italia without any exclusions or limitations whatsoever.

At the date the Merger becomes effective, Olivetti will adopt new bylaws that will be almost the same as those of Telecom Italia and will change its corporate name to Telecom Italia S.p.A. (see the text of the Issuer's bylaws attached to this Listing Prospectus).

In addition, following the Merger, the Issuer will assume all the rights and obligations of Telecom Italia and continue the latter's activities. In particular. the Issuer will succeed to Telecom Italia in all the licences and administrative authorizations granted thereto, in the ways established by the law in force. The activity of the Issuer will coincide substantially with that previously performed by Telecom Italia and the Issuer will adopt the same corporate purpose as Telecom Italia.

Following the Merger the resignation of the present members of Olivetti's Board of Directors will become effective. As resolved by Olivetti's shareholders' meeting on 26 May 2003, from the date the Merger becomes effective until the approval of the annual accounts for 2003, the Issuer's Board of Directors appointed in that meeting will be almost the same as that of Telecom Italia. For further details, see Chapter II, Section 2.1.

At the date the Merger becomes effective, Olivetti will issue the Savings Shares, which will be assigned to the holders of Telecom Italia savings shares for the purposes of the exchange (see also infra). The effectiveness of the merger is subject to Borsa Italiana admitting the Savings Shares to listing on MTA. For further information on the Listing, see Part III, Chapter XII.

It is intended that, upon expiration of the time limit for a challenge by creditors under Article 2503 of the Civil Code, the Merger Instrument attesting the merger of Telecom Italia into Olivetti will be signed by the legal representatives of the companies on 29 July 2003 and that the Merger will become effective, as established in the Merger Instrument pursuant to Article 2504-*bis*, second paragraph, of the Civil Code, on 4 August 2003.

Under the combined effect of Articles 2504-*bis*, third paragraph, and 2501, first paragraph, point 6, of the Civil Code, the transactions of Telecom Italia will be entered in the accounts of the Issuer from 1 January of the year in which the Merger becomes effective and thus, according to the planned timetable, from 1 January 2003; this moment will also be taken for the start of the tax effects of the Merger pursuant to Article 123.7 of Presidential Decree 917/1986.

Right of withdrawal – The Tender Offer

As a consequence of the change of corporate purpose the Olivetti shareholders who voted against the merger resolution and those who were absent from the meeting had the right to withdraw from the company under Article 2437 of the Civil Code. At the end of the period allowed for the exercise of the right of withdrawal by the absent shareholders, which expired on 12 June 2003, applications for withdrawal had been received for 10,958,057 Olivetti shares (0.12% of the company's share capital at the date of this Listing Prospectus). Upon completion of the Merger a total of EUR 10,940,525 will be paid for these shares.

In order to meet the needs deriving from the settlement of the withdrawals, Olivetti drew on lines of credit provided by a pool of banks amounting to EUR 9,000,000,000. The entire amount of the loan not used to finance Olivetti shareholders' exercise of their right of withdrawal, equal to EUR 8,989,059,475 was allocated by Olivetti to pay for the shares for which acceptances were received under the Tender Offer made from 23 June 2003 to 18 July 2003 at a price of EUR 8.010 per Telecom Italia ordinary share and EUR 4.820 per Telecom Italia savings share. In addition to having an investment rationale, the Tender Offer was also intended to provide a way for Telecom Italia shareholders who did not wish to keep their holding in the Issuer to liquidate all or part of it, in a similar way to the possibility Olivetti shareholders had to exercise their de jure right of withdrawal.

According to the preliminary results of the Tender Offer available at the close of the acceptance period, Olivetti acquired 501,191,677 Telecom Italia ordinary shares and 249,631,175 Telecom Italia savings shares, corresponding to about 9.52% and 12.16% of Telecom Italia's ordinary and savings share capital respectively. Accordingly, if these preliminary data for the Tender Offer are confirmed, Olivetti will come to own 3,392,848,359 Telecom Italia ordinary shares and 249,631,175 Telecom Italia savings shares, corresponding to about 64.47% and 12.16% of Telecom Italia's ordinary and savings share capital respectively.

However, as specified in the offer document published by Olivetti for the Tender Offer, the transfer of the ownership of the shares tendered and purchased by Olivetti will cease to be effective if the Date of Effectiveness of the Merger does not fall within the period ending 31 December 2003 (the "**Termination Condition**"), where the "**Date of Effectiveness**" is taken to mean: (i) the day of the last of the registrations of the Merger Instrument referred to in Article 2504 of the Civil Code or (ii) the later date, if any, on which the effects of the Merger are to come into force, as established in the Merger Instrument. The foregoing is without prejudice to Olivetti's right to waive the Termination Condition, subject to the consent of the Agent Bank of the loan referred to above (J.P. Morgan Europe Limited, a company belonging to the group headed by JPMorgan Chase Bank) in accordance with the instructions of the banks providing the loan.

Until the day for the payment of the Tender Offer consideration, which will be not later than the fifth business day following the Date of Effectiveness, the Telecom Italia ordinary and savings shares purchased under the Tender Offer will be held in an escrow account in the name of Olivetti and Olivetti will not be authorized to dispose of them. If the merger does not become effective by 31 December 2003, the ownership of the shares for which acceptances have been received in the Tender Offer will revert to the acceptors of the offer and the shares in question will be released from the escrow account and made available to them.

The above condition for the ineffectiveness of the Tender Offer is intended to ensure that it depend on basically the same circumstances as the Olivetti shareholders' right of withdrawal, which applies only if the merger is completed.

The final results of the Tender Offer will be announced by Olivetti on 24 July 2003 in a notice published in *Il Sole 24 Ore*, *Milano Finanza* and *Finanza e Mercati*.

The exchange ratio – The redistribution of the Issuer's capital

Since the Merger will entail the merger into Olivetti of a subsidiary, it will result in the cancellation of Olivetti's interest in Telecom Italia when the merger becomes effective. It will also entail the assignment, in exchange for the shares they hold, (i) of ordinary and savings shares issued by the Issuer to the holders of Telecom Italia ordinary and savings shares other than Olivetti and (ii) of ordinary shares newly issued by the Issuer to the holders of Olivetti shares.

Such assignment will be made on the basis of ratios corresponding to the exchange ratio established for the purposes of the Merger by Olivetti and Telecom Italia assisted by their respective financial advisors (JP Morgan Chase Bank for Olivetti; Lazard & Co. S.r.l. and Goldman Sachs SIM S.p.A. for Telecom Italia).

According to the Merger Plan, the "natural" exchange ratio on the basis of which to carry out the exchange of the shares of the company to be absorbed at the time of the Merger is equal to 7 Olivetti ordinary (savings) shares with a par value of EUR 1 each for every Telecom Italia ordinary (savings) share with a par value of EUR 0.55 each. The auditing firms Deloitte & Touche Italia S.p.A. and Reconta Ernst & Young S.p.A., experts within the meaning of Article 2501-*quinquies* of the Civil Code (respectively for

Olivetti and Telecom Italia), issued their reports on the fairness of the exchange ratio on 22 April 2003. Further details on the valuation criteria and methods used in determining the exchange ratio are to be found in the Merger Information Document prepared jointly by Olivetti and Telecom Italia and in the reports issued by the Boards of Directors of Olivetti and Telecom Italia on 15 April 2003 and annexed to the above-mentioned Informative Document (available to the public in the places specified in Part III, Chapter XIII).

The assignment of the new shares of the Issuer to the shareholders of Olivetti and Telecom Italia in exchange for the shares they hold will be carried out by redistributing the Issuer's share capital. The redistribution technique consists in dividing the share capital of the absorbing company and hence the shares composing it among the shareholders of the absorbing company and those of the absorbed company, according to what was referred to above as the "natural" exchange ratio between the shares. The baseline for the redistribution is the capital of the absorbing company at the time the Merger is implemented. The share capital of the Issuer to be redistributed will therefore be:

- the share capital of Olivetti on the day of the signing of the Merger Instrument, scheduled for 29 July 2003;

- less the reduction in capital associated with the exercise of the right of withdrawal by Olivetti shareholders pursuant to Article 2437 of the Civil Code.

In view of the possible reduction in Olivetti's share capital as a consequence of the exercise of the right of withdrawal by Olivetti shareholders, the Merger Plan also stated that, if the share capital to be redistributed was less than EUR 8,845,537,520 (the amount attested on 15 April 2003, the day on which the Merger Plan was approved by the two companies' Boards of Directors), at the time the merger was implemented an issue of new shares would be made in the number necessary to keep the Issuer's share capital at the above-mentioned level. This circumstance has occurred.

In practice, the operation described above will result, for the ordinary shareholders of Olivetti and the ordinary and savings shareholders of Telecom Italia, in the "replacement" of the shares they held immediately before the Date of Effectiveness of the Merger, scheduled for 4 August 2003, with the new shares of the Issuer. The replacement will take place at the Date of Effectiveness of the Merger through the authorized intermediaries signed up with Monte Titoli S.p.A. by means of entries on the accounts they hold in place of the those previously existing. The exchange of Olivetti and Telecom Italia shares that are not dematerialized will only be possible by delivering them to an intermediary authorized to enter them in the dematerialized central securities depository system.

The assignment ratios for the exchange of the Olivetti and Telecom Italia shares, calculated in the light of the final results of the Tender Offer, will be announced by Olivetti not later than 25 July 2003 in a notice published in *Il Sole 24 Ore*, *Milano Finanza* and *Finanza e Mercati*.

As part of the procedure for assigning the shares of the Issuer, a service will be provided to the minority shareholders of both Olivetti and Telecom Italia, through authorized intermediaries, to permit the round-

ing of the number of newly-issued shares owned down or up to nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.

In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued share of the Issuer at the end of the Merger, maintenance of the position of shareholder will be ensured by Olivetti International S.A. making available to such persons, free of charge, one share of the Issuer.

Once the Merger Instrument has been filed in the Turin and Milan offices of the Company Register, Olivetti will publish a notice in *Il Sole 24 Ore*, *Milano Finanza* and *Finanza e Mercati* indicating the date on which the Merger will become effective and giving instructions on how to carry out the exchange and on how to trade or obtain fractional rights.

For further details on the determination of the Issuer's share capital at the end of the Merger, on the exchange mechanism and the redistribution of the Issuer's capital, see the descriptions in the Merger Plan attached to this Listing Prospectus, the reports issued by the Boards of Directors of Olivetti and Telecom Italia on 15 April 2003 and the Merger Information Document (available to the public in the places specified in Part III, Chapter XIII).

1.1.2 Recent developments in the activity of the Group headed by the Issuer

At the date of this Listing Prospectus, Olivetti is a holding company. Its most important equity interest is that in Telecom Italia, the parent company of the group of the same name, of which it holds about 64.47% of the ordinary share capital and about 12.16% of the savings share capital (corresponding together to about 49.79% of the total share capital[2]).

Telecom Italia is one of the largest international operators in the sector of telecommunications services and information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad. In Italy the Group is both the technological and the market leader in the fastest growing segments (mobile, broadband and data transmission). Abroad, its activities are concentrated in Latin America and Europe.

Olivetti is also present in business sectors such as office products and services and real estate, notably through its subsidiaries Olivetti Tecnost S.p.A. (information technology and communications products and services) and Olivetti Multiservices S.p.A. (real estate and related services).

On the date the Merger becomes effective and as a consequence thereof, the Issuer will assume all the rights and obligations of Telecom Italia and continue the latter's activities. The activity of the Issuer will

(2) On the basis of the preliminary results of the Tender Offer at the closing date of the acceptance period.

coincide substantially with that previously performed by Telecom Italia and the Issuer will adopt the same corporate purpose as Telecom Italia.

In particular, the Issuer will succeed to Telecom Italia in all the licences and administrative authorizations granted thereto. In accordance with the law in force, on 22 May 2003 a letter was sent to the Ministry of Communications informing it that as a consequence of the Merger the Issuer will be the universal successor to all the legal relationships of Telecom Italia, will take on the latter's corporate name and purpose and continue its activities. In the same letter it was specified that the effects of the Merger included the assumption by the Issuer of ownership of the individual licences and of the authorizations currently held by Telecom Italia for the installation and operation of networks and for the supply of telecommunications services.

Upon completion of the merger there will therefore have been a major change in the business of Olivetti, which, under its new name of Telecom Italia S.p.A., will be transformed from a holding company into an operational company with numerous licences and administrative authorizations and operations in regulated markets.

The Merger will not lead to significant changes in the centralized supply of services or in the business and financial dealings between companies belonging to the Group headed by the Issuer after the Merger, whose structure is shown in the chart below.


"Telecom Italia S.p.A." *
Wireline
Mobile
South America
Internet and Media
Information Technology Market
Information Technology Group
Companies headed by Olivetti S.p.A. before the merger
• Telecom Italia Wireline
• Atesia
• Path.Net
• Loquendo
• TI Sparkle Group
• Latin American Nautilus Group
• Mediterranean Nautilus Group
• MED-1 Group
• Intelcom San Marino
• TIM
• TIM International
• Stet Hellas
• Telesoft Hellas
• TIM Brasil Group (1)
• TIM Perù (1)
• Corporacion Digitel (1)
• TIMNet USA Inc.
• Entel Chile Group
• Entel Bolivia Group
• South America Business Division of Telecom Italia
• Telecom Italia Latin America
• SEAT Group
• Finsiel
• Banksiel
• Insiel
• Tele Sistemi Ferroviari
• Webegg Group
• NETikos Group ▲
• Eustema
• IT Telecom
• Sodalia North America
• Teco Soft Argentina
• Telesoft Russia
• EPIClink
Olivetti Tecnost
Olivetti Multiservices

(1) Mobile South America.
* Corporate name the Issuer will assume upon completion of the Merger.
▲ On 2 July 2003 IT Telecom Italia S.p.A., a wholly-owned subsidiary of Telecom Italia, concluded an agreement with MyQube SA for the sale of 100% of NETikos S.p.A..

OLIVETTI GROUP

Olivetti Tecnost S.p.A.

The Olivetti Tecnost Group provides office products and solutions (Divisione Office), specialized applications for the banking industry and the retail trade, and information systems for lotteries and other forms of gaming (Divisione Vertical).

The Group operates in all the main regional markets abroad (where it generates 68% of its total revenues) and, although it is focused primarily on Europe (29%), Asia (12%) and Latin America (15%), is also present in North America (11%), through its subsidiary Royal Consumer Information Product Inc., and in other countries (1%).

In 2002 the revenues of the Olivetti Tecnost Group amounted to EUR 914 million (of which EUR 906 million generated by customers outside the Olivetti Group), a reduction of 16.7% compared with 2001 (12.7% excluding exchange differences). The breakdown of revenues was as follows: EUR 588 million from hardware; EUR 154 million from accessories; EUR 73 million from services and EUR 99 million of other revenues.

The contraction in revenues in 2002 was primarily attributable to the office products division and to a lesser extent to the vertical applications division. Revenues in the banking and retail sector remained basically unchanged, confirming the importance of the Group's specialist products in the world market.

In the first quarter of 2003 the Olivetti Tecnost Group's revenues amounted to EUR 157.6 million (of which EUR 153.4 million from non-Olivetti Group customers). The breakdown was as follows: EUR 99.5 million from hardware; EUR 32 million from accessories; and EUR 21.9 million from services and other revenues.

Compared with the first quarter of 2002 revenues declined, in line with expectations, by 32.8% (27.3% excluding exchange differences). In the case of the Divisione Office the fall stemmed from the decision to reduce sales of low-margin products and in that of printers it reflected the temporary slowdown in sales to China, which are expected to pick up in the second half of the year.

An operating loss of EUR 4 million was recorded in the quarter, which was better than the budget figure and compared with operating income of EUR 1.5 million in the first quarter of 2002, which benefited from the large volume of sales of printers to China. The net contribution to the Olivetti Group accounts was a loss of EUR 6.6 million, compared with that of EUR 6.6 million in the first quarter of 2002.

Olivetti Multiservices S.p.A.

In 2002 a far-reaching change occurred in the activity of this wholly-owned Olivetti subsidiary operating in the real-estate sector following the transfer on 1 September 2002 of 23 properties and 10 building areas, in connection with the implementation of the so-called Tiglio project aimed at enhancing the value of the real-estate assets of the Pirelli, Olivetti and Telecom Italia Groups. On 4 April 2003 Olivetti and Pirelli & C. Real Estate agreed – again as part of the Tiglio project – the terms of the integration of their facility management businesses, owned respectively by Olivetti Multiservices S.p.A. and Pirelli & C. RE Facility Management.

GRUPPO TELECOM ITALIA

Telecom Italia is one of the largest international operators in the sector of telecommunications services and, more in general, information and communication technology. Its companies, leaders in fixed and mobile communications, the Internet and media, information technology and research offer integrated and innovative services in Italy and abroad.

Its principal strength lies in its research and innovation capability.

The companies of the Group have created broadband, fixed and mobile networks providing innovative services, complex solutions for ICT, multimedia messaging, solutions for mobile business, products for e-government and online banking.

A summary description follows of the Business Units into which the Telecom Italia Group was divided at 31 March 2003.

Domestic Wireline

The Domestic Wireline Business Unit (now Wireline) has a strong leadership position in the Italian market for voice and data wireline services and call centres, for both final customers (retail) and other operators (wholesale). Abroad the Business Unit is active in the creation of optical fibre networks for wholesale clients, primarily in Europe and South America. Competition continued to intensify in 2003, especially as regards domestic traffic, and was countered by new product offers to support the action taken to retain and win back customers.

In the first quarter of 2003, the scope of consolidation changed as a result of the transfer of Loquendo S.p.A. (whose accounts were consolidated in those of the IT Business Unit) to this Business Unit. Furthermore, during the same period, Telecom Italia and Finsiel were awarded a contract for Lombardy's Social and Healthcare Information System and Regional Service Charter. In February 2003, following this award, Telecom Italia Wireline took a minority interest in LISIT S.p.A..

Mobile

The Mobile Business Unit (TIM group) engages in domestic and international mobile telecommunications services. Its international operations focus on Latin America and the Mediterranean Basin.

During 2002, mobile telephony continued to grow at a brisk pace worldwide, as the number of customers crossed the one billion threshold, with a population penetration of nearly 20%. Against this backdrop, the saturation of the Italian market (with a penetration rate greater than 90%) stands in marked contrast with the significant opportunities afforded by Latin America, with approximately 100 million customers and a penetration rate of around 20% (in 2002 growth exceeded 20%).

In the first quarter of 2003, TIM continued to develop innovative services with the aim of enhancing customer retention and loyalty and encouraging more frequent use of handsets.

Latin American operations

This Business Unit manages the Telecom Italia Group's operations in Latin America. In particular, as of February 2003, the Latin American Operations Unit reports directly to the head of the Mobile Business Unit, for all the activities related to Mobile Telecommunications, and to the Managing Director, Carlo Buora, for fixed telephony.

During the first quarter of 2003, no significant changes occurred in the scope of consolidation. In January 2003, the Telecom Italia Group sold its 28.57% shareholding in GLB Servicos Interativos (Globo.com) to TV Globo LTDA.

Internet and Media

At 31 March 2003, and at the date of this Listing Prospectus, the Internet and Media Business Unit is the leading telephone directory publisher in Italy and ranks second in the market for yellow pages in the United Kingdom, with a 14% market share. In the field of directory assistance, the Group operates 89.24.24 Pronto Pagine Gialle and has a market share greater than 30% in Germany. Seat Pagine Gialle also operates in the Internet sector (catering to residential customers and providing a full range of services to small and medium companies, from access to portal and web services), in the marketing and sale of office products and services (through Gruppo Buffetti) and in broadcasting with La7 and MTV Italia.

Main events

During the Extraordinary meeting held on 9 May 2003, the shareholders of Seat Pagine Gialle S.p.A. approved the planned, proportional partial spin-off of Seat Pagine Gialle S.p.A. ("the company effecting the spin-off") to a newly-established company ("Nuova Seat"), which will engage in the Directories, Directory Assistance and Business Information sectors. Moreover, on 10 June 2003 the Telecom Italia Group entered into an agreement to sell Nuova Seat. For further details, reference should be made to Part I, Chapter V, Section 5.1.

Information Technology Market

Information Technology Market ("ITM") is a Business Unit that groups all Information Technology activities and companies dedicated to IT services and solutions for external customers.

This Business Unit is organized in three main business areas, Government, Finance and Enterprise, featuring a separation between the marketing functions and the development and delivery of solutions.

The product range of the ITM Business Unit spans the entire ICT (Information and Communication Technology) value chain, and is based on the knowledge of markets, organizations and their processes, as well as on the integration of market platforms.

With reference to the macroeconomic scenario, the first quarter of 2003, as well as part of fiscal year 2002, was marked by a slump in the market for Information Technology services and by a substantial revision of the prices charged to top clients. In addition, prices for new contracts and new clients were lower than in the past. Thus, activities to improve efficiency and to reduce costs continued, especially in Finsiel S.p.A. and the main subsidiaries.

Starting on 1 January 2003, the NETikos group, the Webegg group and Eustema S.p.A. were transferred to the ITM Business Unit prior to that, they had been included in the Operating Activity IT Group for consolidation purposes.

Information Technology Group

The Operating Activity IT Group is responsible for managing technological innovation and the IT services provided to the Telecom Italia Group. This unit, which resulted from the merger of five companies, places strong emphasis on core telecommunication businesses, pursuing growth, efficiency, quality improvement and innovation goals. The ensuing reduction of inconsistencies in architecture and infrastructure solutions, via a streamlining and standardization process, is designed to achieve economies of scale and to improve performance on the one hand, and to attain tighter management controls and leverage the skills of existing employees on the other.

On 1 January 2003, IT Telecom S.p.A. commenced operations. This company resulted from the merger of Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A..
Among corporate events/changes in the scope of consolidation in the first quarter of 2003, the following are noteworthy:

- starting on 1 January 2003, the NETikos group, the Webegg group, the TILab group, Loquendo and Eustema are no longer included in the consolidation of the Operating Activity IT Group. The TILab group became a stand-alone business, Loquendo was transferred to Domestic Wireline (now Wireline), while the other companies were transferred to the ITM Business Unit;
- on 28 March 2003 Telesoft Hellas, a subsidiary, was sold to STET Hellas;
- starting on 1 January 2003, EPIClink S.p.A. was included in the consolidation. While this is a subsidiary of Telecom Italia, it is managed by IT Group.

Other assets

The item "Other Assets" of the Telecom Italia Group consists mainly of the TILab unit, the real estate assets, the foreign companies reporting to the Foreign Shareholdings Department (which on was merged into the International Affairs Department on 18 June 2003), the subsidiaries that provide support services to the Group, and Stream (now Sky Italia, a company resulting from the merger between Stream and Tele +).

Telecom Italia Lab

The Telecom Italia Lab Operation was set up in the early months of 2003, following the streamlining of the operations that were part of the Operating Activity IT Group.
TILab is responsible for pursuing technological innovation in networks and innovative services within the Telecom Italia Group.
In keeping with this mandate, Telecom Italia Lab, the Telecom Italia Group's centre of excellence, is currently devoted mostly to supporting the Group's Business Units, while pursuing quality improvement, efficiency and innovation goals.

The main corporate events that took place in the first quarter of 2003 were:

- the merger of Tilab S.p.A. into Telecom Italia S.p.A., as resolved by the respective shareholders in the Extraordinary meetings held on 12 and 13 December 2002, with legal and tax effects as of 1 January 2003;

• the functional repositioning of Loquendo S.p.A. in Domestic Wireline (now Wireline);
• the transfer of the venture capital operations and, consequently, of TILAB SA, TILAB BV and TILAB GPL's portfolio companies to the Mergers & Acquisitions Department of Telecom Italia.

Real estate and service operations

Starting in February 2003, the real estate and service operations, formerly carried out by Real Estate Operations and General Services, were transferred to Central Functions, ensuring continuity in the role as interface with other corporate business units/departments, in order to fulfil real estate and general service needs.
In particular, these activities and services relate to the planning of Group locations, the planning and execution of civil works, and the provision of real estate and general services, through both internal capabilities – mainly for the services rendered to Telecom Italia's business units/departments – and Emsa Servizi S.p.A., a subsidiary serving mainly other Group companies.

Ortensia Project

On 4 March 2003 Telecom Italia, the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.), as well as Marzotto and Pirelli & C. Real Estate, finalized an agreement related to the development of a company named Ortensia, within the context of the Tiglio Aree project

This project calls for the transfer (through a spin off) of building plots owned by Tiglio I and Tiglio II to a vehicle, Ortensia S.r.l., which already owns (following the transfer of a business unit) the Marzotto Group's building plots, in accordance with the provisions of the preliminary agreement signed on 23 December 2002.

The assets spun off by Tiglio I and Tiglio II to Ortensia consist of buildable land, mainly of industrial origin, located throughout the country, for a total area of more than 3.6 million square meters, a value of approximately EUR 200 million, and a development potential of more than 3 million cubic meters.

Given the steps taken to outsource and streamline its real estate assets, the Telecom Italia Group entered into this partnership to enhance the value of those areas, effectively and in ways that differ from the usual management of existing property portfolios, by identifying urban solutions that meet the needs of local markets and then to sell the areas so urbanized in lots.

Interests in Ortensia are proportional to the value of the areas contributed, and are broken down as follows: approximately 34% to Pirelli & C. Real Estate, approximately 33% to Marzotto, approximately 29% to the Telecom Italia Group and approximately 4% to the Olivetti Group.

Dedalo Project

At the end of January 2003, procedures were completed for the early acquisition of 12 properties (for a total of 300,000 square meters), utilized by Telecom Italia and other Group companies under lease finance arrangements with Teleleasing S.p.A.. The properties used by Telecom Italia were acquired at a price of approximately EUR 263 million (approximately EUR 369 million for the Group as a whole). On 20 June 2003 an agreement was reached with Lastra Holding B.V., a company of the Five Mounts Properties (FMP) Group, for the sale of these properties. The agreement, to be signed in July 2003, provides for a consideration of approximately EUR 355 million.

Foreign shareholdings

Without any change in the control structure, the Foreign Shareholdings Department (which is now part of the International Affairs Department) oversees Telecom Italia International, the BBNed Group, and the affiliates Telekom Austria, Telekom Srbijam Etec S.A. and Netco Redes. This department is responsible for coordinating, enhancing the value and streamlining the activities of Telecom Italia's foreign subsidiaries and affiliates engaged in fixed and integrated fixed-mobile telecommunications.

As to the main corporate transactions, the following are noteworthy:

- on 20 January 2003 Telecom Italia did not subscribe the capital increase resolved by the shareholders' meeting of its investee company Euskaltel on 16 December 2002, thus reducing its shareholding from 15.26% to 13.85%.
- following Telecom Italia International's acceptance of an offer received at the end of December 2002, on 20 February 2003 Telecom Italia International signed a Share Purchase Agreement whereby it transferred the 29% shareholding it held in Telekom Srbija to PTT Srbija for a consideration of EUR 195 million. The first instalment of EUR 120 million was paid in June 2003 while the transaction was completed and the legal title to the shares transferred on 7 July 2003. The stock certificate representing the shares sold is being held by the Escrow Agent, as agreed, as a collateral for the remaining EUR 75 million to be paid.

Sale of shareholding in Stream

On 30 April 2003, following the approval by the competent authorities, the agreement announced on 1 October 2002 with News Corporation, for the creation of Sky Italia, was signed. Sky Italia is the company that resulted from the merger between Stream and Tele +. Telecom Italia and News Corporation hold 19.9% and 80.1% of Sky Italia, respectively. For more details, see Chapter 5, Section 5.1.

1.1.3 Future programmes and strategies

Following the Merger the Issuer will continue to implement the strategies pursued to date by Olivetti and Telecom Italia in line with the Business Plan of the Telecom Italia Group for 2002-2004, above all with the aim of creating value by putting to good use the Group's assets and distinctive skills and by strengthening the financial structure in order to sustain growth.

The priorities for operations established by the management are as follows:

(i) to consolidate the leadership in the domestic wireline market by increasing customer loyalty through innovative offers and stimulating the market for value added and broadband services, with special reference to ADSL technology; in the mobile market, to increase traffic volumes and develop value added services in line with user expectations (MMS, community videotelephony), in part through the introduction of UMTS technology; in the Internet and Media sector, to continue the development of broadband services and portals;
(ii) to expand the Group's presence abroad in markets in which it can capitalize on its marketing and technological know-how: in mobile business, in Latin America and especially Brazil; in wireline business, through the development of the pan-European broadband network;
(iii) to continue to manage the Group according to rigorous criteria of efficiency, thanks to the synergies deriving from the organizational model based on so-called "professional families" and service centres, expenditure control systems, and the careful selection of investment projects, aimed primarily at fostering innovation and growth.

1.2 Reliance on patents, licences, industrial, commercial or financial contracts or production processes

Olivetti holds patents registered prior to the establishment of the operating companies that have been transferred together with the different business segments since 1995 and that constituted the Group's main assets. All new developments after that date are registered under the name of the Olivetti group's individual companies.

Different Group companies, including mainly Olivetti Tecnost S.p.A. and its subsidiaries, have been carrying out significant R&D activities in innovative sectors that require patent protection. Significant R&D activities have been conducted, for instance, on inkjet and needle printing technology. Moreover, Olivetti holds licence or cross-licence agreements in technology areas in which Group companies operate.

Considering that it is mainly a holding company, Olivetti's business does not rely to a significant extent on patents, licences or other industrial contracts (except for some licences on inkjet head technology held by some of Olivetti Tecnost S.p.A.'s companies), nor on commercial or financial contracts or on manufacturing processes.

As far as the Telecom Italia Group is concerned, there is no reliance on third-party patents. In fact, the Telecom Italia Group's business and profitability does not rely to a significant extent on the use of patents, industrial and commercial contracts or manufacturing processes.

Telecom Italia and TIM carry out their telecommunication activities on the basis of individual licences and administrative authorizations governed by a Ministerial Decree dated 25 November 1997 and by Resolution AGCOM 467/00/CONS.

In particular, Telecom Italia holds:

1) an individual licence for installing and providing public telecommunication networks and for rendering voice telephony services to the public;
2) an individual licence for installing and operating a network of coastal stations, in order to provide maritime mobile services, and of ground stations, in order to provide mobile services via Inmarsat satellite;
3) an individual licence for installing and operating radioelectric stations onboard ships and for providing maritime mobile services, as well as satellite mobile services through Inmarsat terminals;
4) an administrative authorization to provide network and satellite communication services.

These licences and authorizations will expire in 2012.

Moreover, it is worthy of note that Telecom Italia holds a number of earlier administrative authorizations obtained under Legislative Decree 103/1995 and Presidential Decree 420/1995 (now superseded by Resolution 467/00/CONS) for providing value-added and data transmission services.

TIM holds:

1) an individual GSM 900 e 1800" licence, which will expire in 2015;
2) an individual TACS and Teledrin" licence, which will expire in 2017 (however, in December 2005 the TACS frequencies for GSM 900 will be reallocated)
3) an individual UMTS licence, which will expire in 2021;
4) an individual licence for voice telephony services, which will expire in 2021;
5) an individual "Wireless Local Loop" licence, which will expire in 2021.

TIM has also an administrative authorization to sell data transmission services to the public.

Moreover, the Telecom Italia Group also holds licences to provide fixed and mobile telephony services in the countries where it operates through its subsidiaries and affiliates. The Telecom Italia Group developed a presence in markets where its commercial and technological capabilities can be utilized profitably. For this reason, special attention has been paid to Latin American countries, where markets are expected to show attractive growth rates for the next few years.

Matters related to the renewal of individual licences in the telecommunications sector are governed by Article 6.27 of Presidential Decree 318/1997, as amended by Presidential Decree 211/2002. Following the transposition of European directives into Italy's legislation, particularly the Authorization Directive (Directive 2002/20/EC), telecommunication services will be provided simply on the basis of a general authorization. The companies concerned will only be required to notify, but not to obtain an explicit decision or any other administrative act from, the national regulator prior to commencing operations under such general authorization. After the notification, a company can start its activities, in accordance with the rules on rights of use with respect to frequencies and numbering. It follows that, while the issuance and renewal phases are no longer subject to the discretion of government authorities, controls to ascertain compliance with the obligation to use the scarce resources assigned still are.

Upon completion of the Merger, the Issuer will take over all the licences and administrative authorizations granted to Telecom Italia.

Pursuant to the laws in force, on 22 May 2003 the Ministry of Communications was notified that, upon completion of the Merger, the Issuer will succeed to all of Telecom Italia's legal relationships, assuming its name and corporate purpose and continuing its activities. In the same notification, it was specified that, as a result of the Merger, the Issuer will take over all of Telecom Italia's individual licences and authorizations to install and provide networks and to render telecommunications services.

Furthermore, the companies concerned sent all the communications and notices required to comply with the regulatory obligations related to the Merger and applicable to the foreign subsidiaries and affiliates of the Telecom Italia Group, in relation to any licence, authorization and similar permit they hold.
All requirements provided for by the Austrian, Greek, Israeli, U.K. and U.S. Regulatory Authorities, involving the notification that the Merger is effective and the name of the surviving company, will be promptly complied with once the Merger is effective.

1.3 Investments

The total investments made by the Olivetti Group in 2002 amounted to EUR 7,024 million, the bulk of which was accounted for by the Telecom Italia Group (EUR 6,919 million). They were divided as follows: tangible fixed assets, EUR 3,291 million (of which: Telecom Italia Group, EUR 3,258 million); intangible fixed assets, EUR 1,956 million (of which: Telecom Italia Group, 1,953 million); and financial fixed assets, EUR 1,777 million (of which: Telecom Italia Group, EUR 1,708 million).

The total investments made by the Olivetti Group in the first quarter of 2003 amounted to EUR 0.9 billion, the bulk of which was accounted for by the Telecom Italia Group (EUR 860 million).

Turning to the future, the Issuer's investments will be directed towards reinforcing the following strategy:

- focus on innovation;
- leadership in the domestic market;
- development of value added services.

The industrial investments planned for the three years 2003-05 will be between EUR 14 billion and EUR 16 billion, more or less in line with the forecast for the three years 2002-04. The approximate breakdown by sector of activity is shown in the table below.

Domestic Wireline *	approximately 45%
Mobile	approximately 40%
Internet and Media	approximately 2%
Altri	approximately 13%

* Now Wireline.

About two thirds of all industrial investments will be for innovation and expansion. Furthermore, as regards the Mobile Business Unit, of the investments of about EUR 5.6 billion contemplated in 2003-2005, about EUR 3.7 billion will be in the domestic market and the rest will be abroad, mainly in South America.

The investments will be financed by the cash flow generated by operations.

1.4 Indication of any legal or arbitration proceedings that may have or have recently had significant effects on the Issuer's activity

This section provides an update on the state of the main legal and arbitration proceedings involving the Olivetti Group and the Telecom Italia Group. Note that except where explicitly indicated, no allocations to risk provisions have been made because of the absence of certain, objective elements and/or because a negative outcome of the dispute is considered unlikely.

Olivetti Group

A penal proceeding initiated by the Public Prosecutor's Office in Rome is under way against former representatives and former employees of Olivetti (and of Poste Italiane) for corruption and embezzlement in reference to products and services supplied by Olivetti to Poste Italiane in the early 1990s. All the Olivetti personnel involved in the investigations were recently acquitted of embezzlement of public funds by the Preliminary Investigation Magistrate of Rome on grounds that the act does not constitute a crime. The sentence became definitive when the Appeals Court of Rome rejected the Public Prosecutor's appeal. The Preliminary Investigation Magistrate acquitted all the Olivetti staff involved also as regards the crime of corruption. The Public Prosecutor has appealed the decision.

As regards the litigation between Olivetti and Poste Italiane S.p.A. before the Civil Court of Rome for Poste Italiane S.p.A.'s non-payment of Olivetti for supplies of products and/or technical assistance, the sentences handed down to date have been in favour of Olivetti and have been appealed by the defendant.

As regards the disposal of the personal computer division in April 1997, a number of suits have been brought before the Court of Ivrea against Olivetti and its OFI Consulting S.r.l. subsidiary (formerly Olivetti Finanziaria Industriale S.p.A. as the company taking over Sy.F.A. S.p.A.., which in turn had taken over Olivetti Personal Computers S.p.A.). The plaintiffs are:

(a) Centenary Corporation and Centenary International, seeking compensation for damages (only alleged, not proven, for 250 billion lire or EUR 129.1 million) that the plaintiffs claim to have sustained as a result of the acquisition of the personal computer division (through acquiusition of the dedicated corporate division, hived off into the specially constituted OP Computers S.p.A.) by the Olivetti Group;

(b) former employees of OP Computers S.p.A. for a ruling of nullity of the contracts for the aforementioned sale of the personal computer division, a declaration that their employment relationship with Olivetti continues, with recognition of the salary differences and compensation for damages (not proven and estimated at 410 billion lire, or EUR 212 million);

(c) the liquidator of OP Computers S.p.A., for a declaration of nullity or the annulment or revocation of the act of sale of the personal computer division by Olivetti Personal Computers to OP Computers, with compensation of damages (again not proven, and estimated at 158 billion lire or EUR 81.6 million);

(d) a group of former employees of OP Computers S.p.A., who have lodged complaints against former legal representatives of the company. The Public Prosecutor of Ivrea has initiated investigations of the same, including by probative testimony, for the crimes of false corporate disclosures and illegal distribution of profits or advances on dividends, overvaluation of the company's contributions and purchases, violation of the prohibition on subscribing own shares or parent company's shares or capital parts, fraud and aggravated fraud, false appraisement, and fraudulent bankruptcy.

Olivetti, partly on the basis of the opinion of its advisers, considers that the transactions effected in the sale of the personal computer division were regular and legitimate, and the legal actions accordingly unfounded in fact and in law.

Olivetti and its Olivetti Finanziaria Industriale S.p.A. subsidiary have filed a suit before the Court of Milan against Piedmont International S.A. (a Centenary Group company) for recovery of credit claims for 100 billion lire (equal to EUR 51.6 million) or for a greater sum to be demonstrated in the course of the action. *The Milan lower court sentenced Piedmont to pay Olivetti and OFI a total of about EUR 46 million.*

ICS S.p.A., by an act notified on 22 May 2003, has sued the liquidators of OPComputers S.p.A. before the Court of Ivrea for a ruling of nullity of the contract for the sale of a company between the two in 1999, and has also sued Olivetti S.p.A. and its Olivetti Finanziaria Industriale S.p.A. subsidiary for compensation of damages jointly and severally for about EUR 16 million.

The assessment of the outside lawyers defending the corporations and natural persons involved in the 1997 sale of the personal computer division is confirmed. They hold that the suits lodged by third parties are unfounded in fact and inadmissible both procedurally and on the legal merits.

Nevertheless the fund allocated in the balance sheet for "future risks and charges" is sufficient even in the event of unexpected liabilities.

Telecom Italia Group

Appeal against resolutions of Telecom Italia shareholders' meeting

A suit is pending against Olivetti – Telecom Italia and the Chairman and Deputy Chairman pro tempore for compensation of total damages of EUR 18.9 million, based on the alleged failure to implement undertakings entered into in the "Offer Document" concerning the takeover bid by Olivetti and Tecnost for Telecom Italia in 1999 and against the resolution of the shareholders' meeting of 14 January 2000 on the purchase of own savings shares.

The Galactica litigation

In May 2001 a dispute arose with the Internet service provider Galactica S.p.A. (now in liquidation) for failure to renew an agreement for the experimentation of a flat-rate Internet access service. Claiming the illegitimacy of the failure to renew, Galactica sued for damages, enjoining Telecom Italia from halting the service.

In February 2002 Galactica then notified a new suit for damages ensuing from alleged anti-competitive conduct on the part of Telecom Italia.

In May 2002 the Investigating Magistrate combined the two suits.

On 16 October 2002 Servinternet S.p.A. (formerly Galactica S.p.A.), in liquidation, notified to Telecom Italia a third action before the Court of Milan. This suit too has been combined with the other two before the same magistrate.

The total amount of the damages sought by Galactica comes to about EUR 90 million.

As the action now stands and considering its great complexity, it is premature to express an opinion as to its likely outcome. Telecom Italia has accordingly not considered it necessary to make provision.

Seat Pagine Gialle/De Agostini

On 20 September 2000 Seat, De Agostini, Finanziaria Web, Matrix and other subsidiaries of Seat and De Agostini signed an agreement providing for: (i) the realization of joint ventures; (ii) the sale of 40% of Finanziaria Web by De Agostini to Seat; (iii) the assignment to De Agostini of a warrant for Seat shares; (iv) authorization to sign an agreement between Seat and NV Vertico SA for the purchase by Seat of an additional stake in Matrix not held by Finanziaria Web. The sale of 40% of Finanziaria Web for EUR 700 million was subjected to a series of suspensive conditions. In particular, the sale was made conditional upon a resolution by Seat for a capital increase to service the warrant and on the realization of the joint ventures. The sum agreed on was to be paid by 30 June 2003.

An arbitration proceeding initiated by De Agostini against Seat, Finanziaria Web, Matrix and the Buffetti Group is now in course. De Agostini alleges non-performance of the undertakings of the agreement and seeks execution of the share sale contract in specific form. For its part, Seat cites the serious alteration of the economic balance of the benefits as the result of the unforeseeable loss of value of the Internet companies subsequent to the signing of the agreement.

The arbitration ruling is expected to be issued before the end of 2003.

The still preliminary state of the arbitration proceeding does not allow reasonable prediction of the outcome, but it is considered that Seat's case is reasonable and legally sustainable. Consequently, given the

objective uncertainty and impossibility of predicting the final outcome of the arbitration, Seat has not made any provision for the potential liability that could arise.

Seat Pagine Gialle/Cecchi Gori

With an act dated 12 April 2001, Cecchi Gori Group Fin.Ma.Vi. S.p.A. ("FinMaVi") and Cecchi Gori Group Media Holding S.r.l. ("Media") (hereinafter also just "Cecchi Gori Group") petitioned the Court of Rome for a ruling of nullity of the resolution of 11 August 2000 of the extraordinary shareholders meeting of Cecchi Gori Communications S.p.A. ("CGC"). The meeting amended the by-laws of the corporation, in particular the articles concerning the division of common shares into two categories, the introduction of slate voting in the election of directors, and the determination of the consultative and decision quorums of the meeting.
With a sentence dated 11 April-14 May 2003, the Court rejected the petition and required the plaintiff to refund legal expenses.

With an act dated 7 May 2001, Cecchi Gori Group summoned CGC and Seat Pagine Gialle before the Court of Rome, lodging a complaint against the resolutions passed on 27 April 2001 by the ordinary and extraordinary shareholders' meeting of CGC approving the balance sheet under Articles 2446 and 2447 of the Civil Code, making good losses and replenishing the capital.
In particular, Cecchi Gori Group asked a ruling of nullity of the financial statement and the related balance sheet at 31 December 2000 and the annulment of the resolutions passed, claiming that Seat was not entitled to vote the shares owned by Media and that in any case Seat had excess power and had abused its rights. The plaintiff argued that Seat had pursued a plan for the illegitimate exclusion of Media from CGC by approval of a balance sheet that violated the standards of truth and clarity, so as to portray the company as in a state of liquidation and oblige Media (the holder of 75% of the equity, but excluded from voting) to pay the majority of the capital increase decided to make good the losses resulting from the financial statement, or else to leave the corporation.
The ruling handed down on 13 June 2002 rejected all Cecchi Gori Group's claims and required the plaintiff to pay the legal costs. Cecchi Gori Group has appealed.

Still pending before the Court of Milan is a suit for the annulment of the pledge of CGC shares as collateral for the proper performance of the contract for the purchase of 25% of the equity of CGC signed 7 August 2000 between Seat Pagine Gialle and Cecchi Gori Group. In particular, with a summons served 9 August 2001, Cecchi Gori Group asked for a ruling of nullity of the contract whereby Media pledged as collateral to Seat the 11,500 shares representing its holding of CGC equity. Secondarily, the plaintiffs asked that "Media be restored to possession of the number of shares of CGC that represents 75% of the current equity capital" and further asked termination of the contract constituting the pledge for non-performance on the part of Seat. In any case, the plaintiffs asked that Seat be condemned to pay damages to Media of not less than 750 billion lire, to compensate the additional damages suffered by FinMaVi as a consequence of the loss of value of its holding in Media and for its having been illegitimately deprived of control of CGC and its group.
The Court has scheduled the hearing specifiying conclusions for September 2003.

In August 2001 Cecchi Gori Group also went to arbitration against Seat, seeking a ruling alternatively of non-validity, rescission, or termination of the contract for the aforementioned sale of the shares of CGC and the condemnation of Seat to make restitution of the 75% of CGC's equity or else for compensation of damages claimed to be 750 billion lire plus additional damages said to amount to 500 million lire.
Seat has opposed these claims by Cecchi Gori Group and lodged a counterclaim, asking for the restitution of about 30 billion lire as correction of the fees for adjustments effected by Reconta Ernst Young to the CGC accounts and for the additional sum of 3 million dollars in relation to a contract which FinMaVi undertook to take over from CGC.
At the date of the present Prospectus, there is no reason for Seat to modify its judgment on the degree of risk of the dispute with Cecchi Gori Group, which is considered remote. As a consequence, no provision has been made against the potential liability that could arise.

FastWeb

On 11 July 2001 Telecom Italia and FastWeb signed a "Contract for access to and use of infrastructures" in compliance with the ruling of the Competition Authority requiring Telecom Italia to make available to competitors its infrastructure for the supply of interactive and multimedia services on non-discriminatory terms and at prices in line with costs.

With a summons dated 29 August 2002 FastWeb sued Telecom Italia, asking the court to ascertain and declare the exact amount of the compensation due for access to and use of said infrastructures, resolving the dispute over the interpretation of the clause governing the procedures for determining the price. Telecom Italia lodged a counterclaim for EUR 46 million as remuneration for the services governed by the aforementioned contract.

At present it is premature to reach conclusions on the outcome of the suit. Telecom Italia has accordingly not considered it necessary to make provisions.

Teleque Communications S.p.A.

With a summons dated 6 November 2002 Teleque Communications S.p.A., a company active in prepaid telephone cards for international calls, sued Telecom Italia before the Appeals Court of Rome, alleging anti-competitive behaviour and asking compensation of damages estimated at EUR 65 million. Teleque Communications complains that Telecom Italia acquired a competitive advantage by imposing additional costs for the supply of interlinking services, costs not charged by Telecom to its final customers for prepaid international calls.
At present it is premature to reach conclusions on the outcome of the suit. Telecom Italia has accordingly not considered it necessary to make provisions.

Complaint by Wind under Article 700 of Code of Civil Procedure

In June 2003 Wind S.p.A. lodged an urgent petition under Article 700 of the Code of Civil Procedure with the Court of Rome, asking the Court to enjoin Telecom Italia from the reactivation – in the absence of the requirements laid down by resolution 03/04/CIR of the Communications Guarantee Authority on car-

rier preselection – of the lines of those customers who, after having terminated carrier pre-selection contracts signed with alternative carriers, chose to use Telecom Italia once again.
In particular, Wind asks for a ruling that the reactivation of Telecom Italia service for those customers can occur only in the cases in which: i) the notification of termination by the customer has been transmitted by Telecom Italia to Wind at least 15 days in advance of the date of disactivation of the service indicated in the customer request; ii) the communication contains the information provided for in Article 3.2 of the resolution cited, such as full name, telephone number, indication of the pre-selected carrier, date of signing of the carrier pre-selection contract, and date of request for disactivation.
Wind asks damages of EUR 37 million in addition to damages to image, to be determined in equitable fashion.
At the end of the first hearing, the Court reserved decision on the merits for the future.
At present it is premature to reach conclusions on the outcome of the suit. Telecom Italia has accordingly not considered it necessary to make provisions.

Social security liabilities under Law 58/1992

As regards Telecom Italia's costs in relation to the obligation – laid down by Law 58/1992 – to form a single retirement provision within the "Pension Fund for personnel of public telephone services" (which was brought into the general public compulsory pension fund on 1 January 2000) for all employees in service as of 20 February 1992 with STET, SIP, Italcable and Telespazio and for those transferred from government employment to Iritel, let us recall that Article 66.1 of Decree-law 331/1993, ratified as Law 427/1993, establishes that the amounts due to the Fund must be entered in the accounts and are tax deductible in the same years in which the fifteen deferred equal annual instalments for discharge of this obligation are paid.

The determination of the amount of the charge, which the social security administration INPS is to effect, is still in the form of an estimate, owing to problems of interpretation and application of the social security regulations that have significant effects and also owing to the lack of some certain data that only the social security administration possesses (at 31 December 2002 about 97% of the positions whose unification entails costs for Telecom Italia had been notified).

The consolidated balance sheet at 31 December 2002 also includes EUR 595 million of residual liability to INPS in relation to the estimate for the former ASST personnel that the ministerial commission formed under Law 58/1992 made in valuing the assets conferred by the Postal Administration on Iritel and thus entered by the latter in its balance sheet at 31 December 1993. This portion of the charge will accordingly not be entered in future profit-and-loss accounts as it is already included in said evaluation.

As to the problems of application and interpretation of the law, a dispute has arisen with INPS both over the date from which interest due should be counted under Law 58/1992 for the payment of the charge by instalments (Telecom Italia maintains that interest is due from the time at which INPS notified the amount of the charge; INPS maintains that it is due from 20 February 1992 or from the date of transfer to Iritel, which in practice means pre-amortization interest payments) and over the exclusion from the provisions of Law 58/1992 of all the employees (except former Iritel employees) who had already request-

ed the unification of their social security positions under Law 29/1979 before 20 February 1992, even if the request had not been processed by INPS (for this personnel, Telecom Italia argues for the continued validity of the application of the criteria, hence the payment of the charge, provided in Law 29/1979).

At present the parties have agreed that the differences of interpretation shall be resolved by a pilot ruling, and have agreed not to appeal said ruling or to go to the Court of Cassation for the definitive ruling on the merits of the correct interpretation.

Pending such ruling, Telecom Italia has undertaken to pay, under reservation, the amounts requested by INPS calculated by INPS's own criteria, save subsequent adjustment in the event that the Court finds in favour of Telecom's interpretation.

As we shall see further on, the dispute over pre-amortization interest was settled in the first half of 2002. All this said, the capital cost (net, as noted, of the part relating to former Iritel employees) is estimated by Telecom Italia, depending on the opposed interpretations and estimates taking all the employees involved into account, at between EUR 964 million and EUR 1,289 million (of which EUR 409 million already paid).

In both cases, the cost should certainly be compatible with the results of future years, considering that – under Article 5.3 of Law 58/1992 – the payment of the amount requested by INPS is to be made in 15 deferred constant yearly instalments (including interest at 5% per annum) from the date of notification of the liability by INPS.
The residual amount of liabilities under Law 58/1992, to be paid in 15 annual instalments on the basis of the positions notified through 31 December 2002 by INPS and according to INPS's own interpretation, comes to EUR 1,227 million, composed as follows:
- EUR 859 million in principal (except the portion relating to former Iritel employees);
- EUR 368 million in deferral interest.

The cost of the unification of social security accounts charged to the consolidated profit-and-loss account for 2002 (entered as "extraordinary expenses") amount to EUR 155 million, including interest. In 2002, Telecom Italia paid INPS these liabilities also for other Group companies – mainly TIM and TILAB – to which the staff involved in the social security unification under Law 58/1992 had been transferred, recovering the amounts from those same companies.
The pre-amortization interest (including that on account of former Iritel employees), following an agreement between INPS and Telecom Italia, was paid by Telecom – under reservation – in 15 deferred constant annual instalments, including interest at 5%, for all the years through 1999, in an amount of EUR 110 million, net of the adjustment interest and of some reimbursements effected by INPS. As noted above, the dispute was settled in favour of Telecom Italia, by sentence 3398/2002 of the Court of Cassation in keeping with its earlier sentence 4242/2000 (under which in June 2000 the payment of the residual amount – equal at that date to EUR 407 million – was suspended, as well as the payment of said interest and of the deferral interest). Telecom Italia thus turned out to have a credit of EUR 131 million (including an increase in the conventional 5% interest rate), which was totally offset with the payments of the usual annual instalments of the liability.

Universal service

In January 2002 the Regional Administrative Tribunal (TAR) of Lazio found in favour of Omnitel's petition for the annulment of the resolution of the Communication Guarantee Authority on the "Applicability of the mechanism of sharing of the net cost of universal service for the year 1999," against which Infostrada had also lodged a complaint. The Tribunal deemed to be well-founded the argument against the formal irregularities of the administrative proceeding, but it did not accept the case against the merits of the measure. Omnitel then appealed to the State Council. In the meantime, it did not pay its share of the cost (about EUR 9 million), thus preventing the Ministry for Communications from paying Telecom Italia the total amount recognized as due in respect of the costs sustained in 1999 for the provision of universal telephone service.

On 20 June 2003 Vodafone Omnitel also filed a petition with the TAR of Lazio for annulment of the resolution of the Communications Guarantee Authority which, executing the aforementioned sentence of the TAR of Lazio of January 2002, in renewing the proceeding for applicability of the mechanism of sharing of the net cost of the universal service for 1999, again determined that Vodafone Omnitel's share was that same amount.

In early 2002 Telecom Italia received notification of the petition of Omnitel to the TAR of Lazio and the extraordinary petition of Wind to the Head of State for annulment of the resolution "Universal Service: Applicability of the mechanism of sharing of the net cost of universal service for the year 2000".

With reference to Omnitel's petition, the hearing originally scheduled for 14 May 2003 has been postponed pending the decision of the State Council expected in July 2003. Omnitel has also requested, in addition to the suspension of the measure, the preliminary, prejudicial remission of the case to the Court of Justice of the European Community for determination of the correct interpretation of Commuinity directives. In this framework, Omnitel and Wind did not pay their shares of the cost for the provision of the universal service relative to the year 2000, which came to a total of EUR 12 million.

Data transmission services and Internet access with X-DSL technology

In April 2001, at the conclusion of an inquirty into the supply by Telecom Italia of direct base band circuits and the offer (to its business customers) of broad band services of data transmission and Internet access using x-DSL technology, in the absence of a corresponding wholesale offer to competitors, the Competition Authority fined Telecom Italia EUR 59 million. In November 2001 the TAR of Lazio recalculated the amount of the fine at EUR 29 million, which was paid under reservation in January, with a view to an appeal to the State Council. Said appeal was then lodged for the outright annulment of the fine, which was contested as generally illogical and lacking in motivation and investigation.

In the meantime, suits for damages were lodged with the relevant civil courts by Albacom, Infostrada, AIIP, Unidata, Data Service and other carriers for the alleged abuse of dominant position by Telecom Italia in relation to the same conduct criticized by the Competition Authority.

In January 2003 the Appeals Court of Rome condemned Telecom Italia to pay a total of about EUR 2 million in damages to Albacom, Wind (formerly Infostrada), Cable & Wireless (formerly Unidata) and Data Service.

Analogous requests for damages of about EUR 120 million lodged by other carriers are still pending. The likely outcome, given their substantial similarity with the rulings cited above and the identity of the authority that will rule, is considered to be the same as that for the earlier actions.
Given this assessment, Telecom Italia has allocated about EUR 4.2 million to the risk provision.

Alleged anti-competitive strategies on the part of Telecom Italia

Following the complaint by 27 competitors accusing Telecom Italia of engaging in commercial strategies harmful to the development of the market, the Communications Guarantee Authority, in Resolution 179/01/CONS, charged Telecom Italia with infractions and, with separate and specific resolutions, initiated the sanction procedure.

A petition for suspension of the measure and of the successive resolutions is pending before the TAR of Lazio.

In the meantime the Authority has notified to Telecom Italia two measures concerning the payment of fines for a total of EUR 150,000, against which Telecom Italia has appealed to the TAR of Lazio.

Alleged abuse of dominant position by Telecom Italia

On 13 June 2003 the Competition Authority initiated a proceeding against Telecom Italia for alleged abuse of dominant position, to look into the legitimacy of certain commercial practices concerning the public and private customer business segment with respect to the provisions of Law 287/1990, Article 3. In particular, Telecom Italia is purported to have priced its fixed telecommunications services for business customers with intent to exclude. It is contended that competitors could not match these prices considering the costs charged by Telecom Italia for interlinking with its network.

The proceeding is still in its initial phase, so evaluation of the outcome and calculation of any provisions will be postponed to a later phase in the investigation.

Contribution under Law 448 of 23 December 1998, Article 20.2

Telecom Italia, Wind, and Omnitel have appealed to the TAR of Lazio against the ministerial decree of 21 March 2000 implementing Law 448 of 23 December 1998, which instituted as from 1 January 1999 a contribution in lieu of the concession fee, while Infostrada and Albacom have made an extraordinary petitition to the Head of State.

Further, as regards those extraordinary petitions to the Head of State, the State Council has brought before the European Court of Justice the preliminary question of the compatibility of the contribution with Community measures on telecommunications. As a consequence of the dispute, Telecom Italia and TIM have not paid the contribution for the years 2000, 2001 and 2002, while charging the amounts, plus interest, to the profit-and-loss account for those years (the contribution has been entered as a "production cost" in the item "sundry operating expenses", sub-item "contributions for exercise of TLC activity").

The total of these contributions (including interest) entered in the balance sheet at 31 December 2002 was EUR 1,353 million, of which EUR 810 million for Telecom Italia and EUR 543 million for TIM.

Further, in March 2003 Telecom Italia and TIM petitioned the TAR of Lazio for restitution of the concession fee for 1998 (paid in 1999) amounting to a total of EUR 529 million, of which EUR 386 million relating to Telecom Italia and EUR 143 million to TIM. The petition alleges the illegitimacy of the provisions of Article 21 of Presidential Decree 318/1997, which maintained the fee even after the entry into force of EU Directive 97/13 and the passing of the deadline for its transposition into Italian law.

The Directive fixes limits and conditions to the power of taxation of Member States as regards the issue of licences and authorizations. In particular, it requires Member States to charge telecommunications firms holding general authorizations only fees to cover the administrative costs of the issue, management, control and implementation of said general authorization system. It further establishes that the fees charged to telecommunications firms with individual licences be for the sole purpose of covering the administrative expenses sustained for the issue, management, control and execution of said licences and in any case that such fees be commensurate with the workload required by said procedures. The Italian government transposed the principles of the Directive with Law 249/1997 (instituting the Communications Guarantee Authority) and Presidential Decree 318/1997 (transposing the corresponding liberalization directives).

In substance, according to the interpretation of Telecom Italia and TIM, Directive 97/14 prohibits Member States from imposing upon telecommunications firms - for the mere fact of holding an authorizing licence - economic costs, including of a fiscal nature, beyond those positively envisaged by general rules (for application processing activity and for scarce resources).

Petition against Communications Guarantee Authority Resolution 399/02

On 3 March 2003 notification was given to the Communications Guarantee Authority and to Wind of the petition to the TAR against Resolution 399/02/CONS issuing "Guidelines for current cost accounting for notified operators of fixed and mobile networks", which is the precondition for determining the prices to charge operators requesting utilization of the network.

Telecom Italia has petitioned against the portion of the resolution in which the Authority determines that the methodology of current cost accounting, adopted to replace that of historic cost, shall not apply also to the copper-wire network, i.e. to the so-called "access network", for which the Authority reserves the power to decide in the future and with reference to which the method of historic cost accounting will continue to apply.

As Telecom Italia is the plaintiff, this petition exposes Telecom Italia to no economic risk and thus requires no provisioning.

Petition against Communications Guarantee Authority Resolutions 02/03/CIR and 03/03/CIR

On 14 April Telecom Italia filed petitions against Communications Guarantee Authority Resolution 02/03/CIR ("Valuation and request for modification of Telecom Italia's reference bid for 2002) and Communications Guarantee Authority Resolution 03/03/CIR ("Criteria for preparing the reference bid for 2003 by introduction of a programmed system of adjustment of maximum applicable charges").
In particular, Telecom Italia objects to: (i) the improper reduction of the prices of interlinking services proposed by Telecom Italia for the year 2002, which would derive from the - retroactive - application of a new criterion of cost sharing, held to be unjustified economically and (ii) the obligation to present a reference bid for 2003 within a very short time limit (30 days) based on criteria never discussed in the course of the inquiry.
As Telecom Italia is the plaintiff, this petition exposes Telecom Italia to no economic risk and thus requires no provisioning.

Start of investigation vis-à-vis Telecom Italia and Megabeam

On 19 June 2003 the Competition Authority initiated investigation of the takeover of Megabeam S.p.A. by Telecom Italia, notified to the Authority on 7 April 2003 following signing of the preliminary acquisition agreement. The operation consists in the purchase of 100% of the equity of Megabeam, which is active in the R-LAN sector, for EUR 11.5 million. The reference markets considered by the Authority are (i) that for broad-band access and interlinking on a local basis and (ii) final users of broad-band Internet access services.
The procedure is still at an initial stage.

Restitution of Ministry of Defence costs for freeing of frequencies in the 900 MHz band

The Ministry of Defence and the Ministry of Communications, with measures formalized in 2001, set at about 100 billion lire (EUR 52 million) for the four years from 1998 to 2001 the costs for the freeing of the 900MHz band and charged them to TIM as licencee of the TACS service. However, the freeing of this band was for the purpose of extending the range of frequencies available for GSM and as such to be shared among all the beneficiary carriers.

These measures are considered not legitimate, as they are based on a misinterpretation of Ministerial Decree 113/1998, which governs this matter, and accordingly a petition for their annulment has been filed with the TAR of Lazio. In the meantime, provisioning in the amount of the disputed charges has been effected.

Stet Hellas

In 1996 Mobitel - a subsidiary of the Greek group Interamerican (now Demco Reinsurance) and at that time exclusive agent of Stet Hellas - initiated an arbitration proceeding to determine the right to commissions not only on outgoing traffic generated by the subscribers it procured but also on incoming traffic and on that generated by defaulting customers. It thus asked compensation for the damages, as well as for the damages caused by Stet Hellas's termination of the excusive agency relation.

Stet Hellas, together with Telecom Italia (replacing Stet International, formerly the guarantor of Stet Hellas and hence party to the contracts signed) lodged a counterclaim for damages due to the failure to gain market shares owing to non-performance by Mobitel.

A first, partial ruling in October 2000 found in favour of Mobitel's petition for recognition of its clasim for commissions on incoming traffic. In November 2001 the board of arbitrators asserted its competence to determine, in addition to the fact that compensation is due, the amount of damages. The parties then indicated their definitive claims. Mobitel claims about EUR 140 million and Stet Hellas and Telecom Italia about EUR 890 million.

Brasil Telecom

Two legal actions initiated in 2001 by Brasil Telecom before the Civil Court of Rio de Janeiro are still pending, one against Telecom Italia and Telecom Italia International and one against two directors of Brasil Telecom designated by Telecom Italia International. Compensation is requested for damages to Brasil Telecom resulting from the acquisition of CRT and the failure to take part in the tender for SMP licences. The damages are purported to arise (i) in the case of the SMP tender, from the inability of Brasil Telecom to participate, because of the constraints allegedly imposed by the directors designated by Telecom Italia International, for the purported purpose of favouring subsidiaries of TIM in the assignment of the licences; (ii) in the case of CRT, by alleged abuses by Telecom Italia and Telecom Italia International, said to be responsible for interfering in the negotiations for acquisition of the company by Brasil Telecom and in setting the price.
To date the court has not determined the amount of the damages at the conclusion of Telecom Italia International's cross appeal. The first hearing was held on 6 August 2002 and the trial is still in the preliminary stage.
As to the time frame, no resolution of the dispute in the near future is to be expected.

Dispute with Chase Manhattan Bank

On 5 April 2002, the Magistrate Judge of the U.S. District Court for the District of Delaware excluded Telecom Italia (as no longer a direct shareholder of Iridium LLC) from the suit initiated in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) in relation to the loan of 800 million dollars made in 1998 to Iridium Operating LLC (a subsidiary of Iridium LLC). The suit, lodged in June 2000 by Chase, turns on the failure to repay the loan. Specifically, Chase sued for specific execution of a pledge made by the shareholders to guarantee repayment by capital contributions to Iridium LLC (in the amount, for the Telecom Italia Group, of about 7.5 million dollars plus interest). The plaintiff also asked the repayment by the defendants, jointly and severally, of the entire amount of the loan on grounds of fraud.

The Magistrate Judge's decision to exclude Telecom Italia has been opposed by Chase, which has also sued Iridium Italia S.p.A., which is in liquidation, a company in which Telecom Italia holds 30% of the equity (the rest being equally divided between TIM and Telespazio) and which is a direct shareholder in Iridium LLC.

The PCS subsidiary of TIM in Brazil

Following the rejection of the request for preventive remedies advanced by the local carriers Telesp Celular and BCP for the suspension of the transfer of 18.3% of the equity of Solpart from Telecom Italia International to Techold and Timepart and of the related administrative measures, BCP filed an ordinary suit with the Federal Court of Brazil against ANATEL, the Brazilian telecommunications authority, for the annulment of the assignment of PCS frequencies to the Brazilian subsidiaries of TIM. The case is pending.

In the first quarter of 2003 Maxitel S.A., a Brazilian subsidiary of TIM Brasil, won revocation of a preliminary judgment by the Court of Penambuco (Recife, Brazil). The judgment had been obtained by a so-called açaõ popular complaint contesting the validity of some authorizations granted by ANATEL. As matters now stand, the case could proceed at the impulse of the parties.

IS TIM

On 31 March 2003 a request for arbitration was presented to the International Chamber of Commerce in Paris by the Turkish subsidiary IS TIM vis-à-vis the Turkish telecommunications authority. The request seeks recognition of the violation of the terms of the concession granted in October 2000, wherein the authority undertakes to create and maintain market conditions such as to permit effective competition between carriers.

IS TIM has sued the authority for damages provisionally put at 2.5 billion US dollars, to be determined in the course of the trial. The company has expressly reserved the right, in the future, to ask for the termination of the concession agreement and the consequent reimbursement of the amount paid. The arbitration, governed by Turkish law, will be conducted in Istanbul.

Argentina

On 24 April 2003 Telecom Italia filed with the competent Argentinian authorities a communication formally initiating a proceeding for the settlement of disputes between a foreign investor (in this case Telecom Italia) and the government of Argentina, pursuant to the "Bilateral agreement between Italy and Argentina for the promotion and protection of investment".
The proceeding seeks compensation for damages resulting from the promulgation by the Argentinian government of measures held to be harmful to the investment made by Telecom Argentina.

In particular the communication is directed to initiating the period of six months for reaching an amicable settlement. If this period passes without agreement being reached, Telecom Italia can seek arbitration.

Telekom Srbija

At the end of May 2003 the Greek telecommunications company OTE notified to Telecom Italia two requests for arbitration – one concerning the agreement of 9 June 1997 and one concerning the bilateral

agreement between Telecom Italia and OTE of 4 June 1997 – claiming violation of the agreements owing to the sale lby Telecom Italia of a 29% stake in Telekom Srbija (see also Section 1.1.2). Specifically and in substance, OTE claims that by that sale Telecom Italia (i) violated OTE's right of pre-emption under the agreement of 4 June 1997 (a right which is subject to the consent of the Serbian government, which in this instance was denied); (ii) failed to make full payment of the management fee to which OTE is entitled, pursuant to the contract for technical assistance mentioned in the agreement of 4 June 1997; and (iii) violated the agreement of 9 June 1997 in that, according to OTE, Telecom Italia could not dispose of its stake without the agreement of the other shareholders.

OTE has also notified two requests for arbitration to PTT Serbia, albeit for different reasons.

OTE has not yet named its arbitrator and has asked the other parties, who have agreed, for the appointment of a single board of arbitrators to settle all the disputes.

In the framework of the sale agreements, PTT Serbia agreed to relieve Telecom Italia of all liability vis-à-vis OTE deriving from the agreement of 9 June 1997, from the technical assistance contract, or from any other related contract.

1.5 Interruptions of activity

There have not been and there are not expected to be any interruptions to the activity of the Issuer or of the companies belonging to the Group headed by the Issuer that have had or may have material effects on its profits and losses, assets and liabilities or financial position.

1.6 Transactions with related parties

The transactions of the Olivetti Group companies included in the consolidation with related parties are all part of normal operations and are carried out at market conditions or in accordance with specific statutory provisions. No atypical or unusual transactions have been found.

The table below shows the main transactions with unconsolidated subsidiaries and affiliates.

Main asset and liability, income and expense, and financial items for 2002 (EUR millions)	Telecom Italia Group vis-à-vis unconsolidated subsidiaries and affiliates	Telecom Italia Group vis-à-vis subsidiaries and affiliates of the controller	Other Olivetti Group companies	Type of transaction
Sales and service revenues	299	3	4	Includes revenues from Teleleasing (EUR 105 million), Brasil Telecom (EUR 48 million), Stream (EUR 42 million), the AUNA Group (EUR 18 million), Telecom Argentina (EUR 18 million), Telecom Srbija (EUR 17 million)
Raw materials and service expense	445	24	6	Consists mainly of rents payable to IM.SER (EUR 153 million) and Telemaco Immobiliare (EUR 37 million), costs for TLC services provided by Etecsa Cuba (EUR 77 million) and amounts payable under maintenance and assistance contracts with Italtel (EUR 40 million) and Siemens Informatica (EUR 24 million)
Sundry income, net	9	-		Consists mainly of recoveries of staff costs for personnel seconded to some investee companies
Financial expense, net	9	-		Includes accrued interest on loans to some investee companies (EUR 14 million) and interest payable to Teleleasing on financial leases (EUR 23 million)
Financial fixed assets	440	-	16	Includes medium and long-term loans to IS Tim (EUR 313 million), Tiglio I (EUR 70 million), Telegono (EUR 34 million) and Tiglio II (EUR 30 million)
Financial current assets	35	-		Includes short-term loans to companies belonging to the TMI Group (EUR 14 million) and to Golden Lines (EUR 10 million net of provisions)
Financial debt	406	-		Mainly amounts due to Teleleasing for financial leases (EUR 393 million)
Trade and other accounts receivable	219	2	1	Consists mainly of receivables from Stream (EUR 71 million), Telekom Srbija (EUR 21 million net of provisions), Teleleasing (EUR 38 million) and Consorzio Telcal (EUR 14 million)
Trade and other accounts payable	386	15	4	In respect of supply contracts for investment and operating activities: the Italtel Group (EUR 150 million), Siemens Informatica (EUR 40 million), Teleleasing (EUR 17 million) and advances made by Consorzio Telcal (EUR 103 million)
Work in progress on orders	110	-		For work on behalf of Consorzio Telcal for the Piano Telematico Calabria
Personal and real security provided	930	-	5	Includes guarantees provided to IS Tim (EUR 537 million), Consorzio Csia (EUR 85 million), Stream (EUR 72 million), Tiglio I (EUR 27 million) and collateral for IS Tim (EUR 110 million)
Purchase and sale commitments	17	-		Commitments to Teleleasing related to operating leases
Investments in tangible and intangible fixed assets	441	-		Mainly purchases of telephone exchanges from the Italtel Group(EUR 406 million) and Siemens Informatica (EUR 19 million)
Sale of equity investments	690	-		25% of Mobilkom Austria, through the sale of the holding company Autel to Telekom Austria
Contribution and sale of business units	219	-	26	Capital gains arising from the concentration of real estate in Tiglio I (EUR 185 million) and the contribution of the "asset management" Business Unit to Tiglio II (EUR 60 million)

Among the transactions with related parties other than Group companies, the table below shows those with the Telecom Italia Group, the Pirelli Group and the Edizione Holding Group with reference to the 2002 fiscal year.

(EUR millions)	Fiscal 2002	
Sales and service revenues	26	Almost entirely for telephone services provided to the Pirelli Group (EUR 8 million) and the Edizione Holding Group (EUR 16 million) and for IT services provided to the Pirelli Group (EUR 2 million)
Raw materials and service expense	23	Mostly related to R&D expenditure and supply contracts.
Trade and other accounts receivable	3	Mostly related to the aforementioned telephone services
Trade and other accounts payable	9	Mostly for supply contracts related to investments
Investments in tangible and intangible fixed assets	32	Mostly purchases of cable for telecommunications
Purchase of equity investments and purchase commitments	21	Purchase by Telecom Italia S.p.A. of 25.3% of EPIClink S.p.A. from Pirelli S.p.A. (EUR 18 million) and the commitment to buy the remaining 5% (EUR 3 million)
Purchase of business units	3	Purchase by EPIClink S.p.A. of a business unit from Pirelli Informatica
Sale of business units	19	Capital gain on the disposal of non-facility-management business units to Pirelli Real Estate by the Telecom Italia Group and of the Property and Project Business Unit by Olivetti Multiservices

It should also be noted that in 2002 TIM sold about EUR 20 million of prepaid telephone cards to Autogrill (Gruppo Edizione Holding) for resale to the public.

For more information on transactions with related parties, see also Chapter II, Section 2.7 and the quarterly report of the Olivetti Group for the quarter ended 31 March 2003, attached hereto.

II. Information on the governing bodies

2.1 Board of Directors

At the date of this Listing Prospectus the members of Olivetti's Board of Directors are as follows:

Name	Place and date of birth	Position
Antonio Tesone*	Ancona - 20 July 1923	Chairman
Marco Tronchetti Provera	Milan - 18 January 1948	Deputy Chairman and CEO
Gilberto Benetton	Treviso - 19 June 1941	Deputy Chairman
Carlo Buora	Milan - 26 May 1946	Managing Director
Lorenzo Caprio*	Milan - 19 November 1957	Director
Giorgio Cirla*	Lanzo d'Intelvi (Como) - 29 February 1940	Director
Pier Luigi Fabrizi*	Siena - 23 April 1948	Director
Cesare Geronzi*	Marino (Rome) - 15 February 1935	Director
Gianni Mion	Vò (Padua) - 6 September 1943	Director
Giampietro Nattino	Rome - 9 June 1935	Director
Paola Pierri	Turin - 25 March 1960	Director
Alberto Pirelli	Milan - 1 July 1954	Director
Gian Carlo Rocco di Torrepadula	Rome - 17 January 1943	Director
Carlo Alessandro Puri Negri	Genoa - 11 July 1952	Director
Alberto Varisco	Nova Milanese (Milan) - 20 October 1940	Director

* Independent director.

Olivetti's Board of Directors at the time of this Listing Prospectus was appointed by the ordinary shareholder's meeting of 13 October 2001 (apart from Gian Carlo Rocco di Torrepadula and Paola Pierri, who were appointed by the shareholders' meeting of 26 May 2003).

All the members of Olivetti's Board of Directors are domiciled for the purposes of the position at the company's registered office at 77 via Jervis, Ivrea.

On 13 October 2001 Olivetti's Board of Directors set up a remuneration committee and an internal control committee and approved the rules for their functioning.

Olivetti's directors, recognizing that the post-Merger corporate reality will be inherently different from that of Olivetti as it is now, considered it appropriate that the direction of the Issuer upon completion of the Merger should remain entrusted essentially to the directors of Telecom Italia. Accordingly, deeming that their mandate had come to an end, they resigned with effect from the Date of Effectiveness of the Merger.

On 26 May 2003 Olivetti's shareholders' meeting approved the appointment of a board of directors of the Issuer, to take office on the Date of Effectiveness of the Merger and to remain in office until the approval of the annual accounts for 2003, exactly reproducing that of Telecom Italia with the sole exception of the exclusion of the representative of the Ministry for the Economy and Finance (since the

Minister for the Economy and Finance had declared that Telecom Italia, and in its place the Issuer upon completion of the Merger, could amend the clause of the bylaws assigning special powers under Law 474/1994 and eliminate the power to appoint a director currently provided for in Telecom Italia's bylaws; see Article 22 of the Issuer's bylaws). The members of the Issuer's Board of Directors from the Date of Effectiveness of the Merger will therefore be as follows:

Name	Place and date of birth	Position**
Marco Tronchetti Provera	Milan - 18 January 1948	Director
Gilberto Benetton	Treviso - 19 June 1941	Director
Carlo Buora	Milan - 26 May 1946	Director
Riccardo Ruggiero	Naples - 26 August 1960	Director
Umberto Colombo*	Livorno - 20 December 1927	Director
Francesco Denozza*	Turin - 5 October 1946	Director
Giovanni Consorte	Chieti - 16 April 1948	Director
Luigi Fausti*	Ancona - 9 March 1929	Director
Guido Ferrarini*	Genoa - 8 August 1950	Director
Natalino Irti*	Avezzano (AQ) - 5 April 1936	Director
Gianni Mion	Vò (Padua) - 6 September 1943	Director
Pietro Modiano	Milan - 3 November 1951	Director
Massimo Moratti	Boscochiesanuova (VR) - 16 May 1945	Director
Carlo Alessandro Puri Negri	Genoa - 11 July 1952	Director
Pier Francesco Saviotti	Alessandria - 16 June 1942	Director

* *Independent director.*
** Pending the entry into force of the appointments, no positions or duties have been assigned.

All the members of the Board of Directors will be domiciled for the purposes of the position at the Issuer's registered office.

At present the Issuer does not have an Executive Committee. It is intended that when the Merger becomes effective the Issuer's Board of Directors should adopt a self-regulatory code consistent with the principles laid down by the Committee for the Corporate Governance of Listed Companies promoted by Borsa Italiana.

2.2 Board of Auditors

Olivetti's board of auditors was appointed by the shareholders' meeting of 26 May 2003 and will remain in office until the approval of the annual accounts for 2005 (so that it will be the Board of Auditors of the Issuer upon completion of the Merger). The auditors and their alternates are as follows:

Name	Place and date of birth	Position
Ferdinando Superti Furga	Milan - 20 January 1932	Chairman
Gianfranco Zanda	Udine - 4 April 1941	Auditor
Salvatore Spiniello	Siracusa - 26 April 1951	Auditor
Paolo Golia	Verona - 29 July 1944	Auditor
Rosalba Casiraghi	Milan - 17 June 1950	Auditor
Enrico Laghi	Rome - 23 February 1969	Alternate
Enrico Maria Bignami	Milan - 7 May 1957	Alternate

All the members of the Board of Auditors are domiciled for the purposes of the position at Olivetti's registered office.

2.3 General Manager and top managers

At the date of this Listing Prospectus Olivetti does not have a General Manager.

It is expected that upon completion of the Merger the Issuer's top managers will be as follows:

Position	First name and family name	Place and date of birth	Year appointed
Managing Director - Wireline Business Unit	Riccardo Ruggiero	Naples - 26 August 1960	2001
Managing Director - Wireline Business Unit	Giuseppe Sala	Milan - 28 May 1958	2002
Head of Human Resources	Gustavo Bracco	Turin - 18 May 1948	2001
Head of Finance, Administration and Control	Enrico Parazzini	Milan - 18 March 1944	2001
Head of Information Technology Group	Arrigo Andreoni	Casorate Primo (PV) - 5 February 1944	2001
General Counsel	Francesco Chiappetta	Rome - 13 September 1960	2002
Head of Purchasing	Germanio Spreafico	Lecco - 20 September 1952	2001
Head of Mobile Business Unit	Marco De Benedetti	Turin - 9 September 1962	1999
Head of Information Technology Market	Giuseppe Tronchetti Provera	Rome -3 April 1968	2002
Managing Director Olivetti Tecnost	Ottaviano Autelli	Castelnuovo Scrivia (AL) - 27 June 1938	2002

2.4 Main activities outside the Issuer of members of the Boards of Directors and Auditors and of the General Manager

The main activities of the members of the future Board of Directors, once the Merger takes effect, are indicated in the following table.

Board of Directors*	First name and family name	Main positions outside the Issuer
Director	Marco Tronchetti Provera	Chairman of Telecom Italia S.p.A., Olimpia S.p.A., Pirelli & C. S.p.A., Pirelli & C. Real Estate S.p.A., Camfin S.p.A.; Chairman and Chief Executive Officer of Pirelli S.p.A.; Deputy Chairman of Confindustria; member of the Board of Directors of Fondazione Teatro alla Scala and 'Università Commerciale Luigi Bocconi; Italian Chairman of the Council for US/Italy Relations, member of the Executive Board of Assonime, the European Round Table of Industrialists, the Italian Group of the Trilateral Commission, the 'International Advisory Board of Allianz, the International Council of J.P. Morgan and the New York Stock Exchange European Advisory Committee.
Director	Gilberto Benetton	Chairman of Autogrill S.p.A., Edizione Holding S.p.A., Ragione S.a.p.A. di G. Benetton & C., Verde Sport S.p.A.; Deputy Chairman of Telecom Italia S.p.A., Fondazione Benetton and Olimpia S.p.A.; Single Director of Regia S.r.l. and Immobiliare Marca S.r.l.; Director of the Benetton Group S.p.A., Area Nord Concessionaria di Pubblicità, Banca Antoniana Popolare Veneta, Impresa Tipografica Veneta, Mediobanca S.p.A., Pirelli S.p.A., Schemaventotto S.p.A., Sep S.p.A., HMS Host Corp., Autostrade S.p.A., Beni Stabili S.p.A., Lloyd Adriatico S.p.A., Abertis Infraestructuras s.a., Centro Stampa Veneto S.p.A., Editoriale Il Gazzettino, PIM Pubblicità Italiana Multimedia S.r.l.; Chairman of the Asolo Golf Club (Sport Association) and Asolo Golf Club S.r.l..
Director	Carlo Buora	Chairman of Telecom Italia Mobile S.p.A.; Chief Executive Officer and General Manager of Pirelli S.p.A.; Chief Executive Officer of Telecom Italia S.p.A., Pirelli & C. S.p.A.; Director of Olimpia S.p.A., Pirelli & C Real Estate S.p.A., Mediobanca S.p.A. (as well as member of this merchant bank's Executive Committee), RAS S.p.A., RCS Mediagroup S.p.A., F.C. Internazionale S.p.A..
Director	Umberto Colombo**	Chairman of Novamont S.p.A., Alcantara S.p.A. and Kemyx S.p.A.; Director of Telecom Italia S.p.A., of ACEA S.p.A., FB Ambiente S.p.A., Impregilo S.p.A., SAES Getters S.p.A., SNIA S.p.A., Energy Conversion Devices Inc..
Director	Giovanni Consorte	Chairman and Chief Executive Officer of Unipol S.p.A. and FINSOE, Unipol Merchant and Finec Holding; Deputy Chairman and Chief Executive Officer of Unipol Banca and Noricum Vita; Chairman of Meieaurora; Deputy Chairman of Hopa; Director of Carisbo, Snia, Euresa Holding, Fondazione Europea Ramazzini. Member of the Board of Directors of A.N.I.A., of the Management and Executive Board of Lega Nazionale Cooperative e Mutue, of the Scientific Committee of Nomisma; Member of the General Council of Assonime.
Director	Francesco Denozza**	Professor of Commercial Law at the University of Milan (School of Law), Director of Telecom Italia S.p.A..

Board of Directors*	First name and family name	Main positions outside the Issuer
Director	Luigi Fausti**	Chairman of Patrimonio dello Stato S.p.A., Director of Telecom Italia S.p.A., MONRIF S.p.A. and Poligrafici Editoriale S.p.A..
Director	Guido Ferrarini**	Professor of Financial Markets Law, School of Law, University of Genoa; Executive Director of Centro di Diritto e Finanza; *Directors of Telecom Italia S.p.A., Autostrade S.p.A.*; Member of the Board of Trustees, International Accounting Standards Committee (IASC) Foundation, London; Deputy Chairman European Corporate Governance Institute, Brussels; Editor ECGI Working Papers in Law, Co-editor of Rivista delle Società; Consultant, Committee for Corporate Governance, Borsa Italiana S.p.A., Honorary Professor, University College London.
Director	Natalino Irti**	Professor of Civil Law at the University of Rome "La Sapienza"; Member of Accademia dei Lincei; Deputy Chairman of Assonime; Chairman of Istituto Italiano di Studi Storici; Director of Telecom Italia S.p.A., RCS Mediagroup S.p.A..
Director	Gianni Mion	Chief Executive Officer of Edizione Holding S.p.A; Deputy Chairman of TIM S.p.A.; Director of Telecom Italia S.p.A., Benetton Group, Autogrill, 21 Investimenti, Autostrade, Sagat, Olimpia, Seat, Interbanca, Bancantonveneta.
Director	Pietro Modiano	Chief Executive Officer of UniCredito Banca Mobiliare and Unicredit Banca d'Impresa; Director of Borsa Italiana S.p.A., Euro Capital Structures Ltd., Telecom Italia S.p.A., Locat S.p.A. and Unicredit Private Banking S.p.A..
Director	Massimo Moratti	General Partner of Angelo Moratti di GianMarco e Massimo Moratti & C. Sapa; Chairman of F.C. Internazionale Milano S.p.A. e and Sarint SA; Chief Executive Officer of Saras S.p.A. Raffinerie Sarde; Director of Pirelli & C. S.p.A., Interbanca S.p.A. and Telecom Italia S.p.A..
Director	Carlo Alessandro Puri Negri	Deputy Chairman and Chief Executive Officer of Pirelli & C. Real Estate; Deputy Chairman of Camfin S.p.A., Pirelli & C S.p.A., Pirelli & C. Ambiente; Director of Pirelli S.p.A., Olimpia S.p.A., Telecom Italia S.p.A., and Permasteelisa S.p.A..
Director	Riccardo Ruggiero	Chief Executive Officer, fixed telephony, of Telecom Italia S.p.A., *Director of Telecom Italia America Latina.*
Director	Pier Francesco Saviotti	General Manager for the Lending Area of Banca Intesa S.p.A., Director Stefanel S.p.A., TOD'S S.p.A., Danieli S.p.A., Linificio e Canapificio Nazionale S.p.A., Telecom Italia S.p.A., Istituto Europeo di Oncologia.

* Pending the entry into force of the appointments, no positions or duties have been assigned.

** Independent director.

The main activities of the members of Olivetti's Board of Auditors are indicated in the following table:

Board of Directors	First name and family name	Main positions outside the Issuer
Chairman	Ferdinando Superti Furga	Professor of General and Applied Accounting and Chairman of the department of Business Economics at the University of Pavia. Director of Risanamento S.p.A. and I.P.I. S.p.A.; Chairman of the Board of Auditors of Telecom Italia S.p.A., Fininvest S.p.A., Publitalia 80 S.p.A., Euridea S.p.A., Snamprogetti S.p.A., Eni-Servizi Amministrativi S.p.A., Sofid S.p.A., Cartiere Burgo S.p.A. and H.D.C. S.p.A.; Member of the Board of Auditors of Edison S.p.A. (formerly Montedison S.p.A.); Arnoldo Mondadori Editore S.p.A.; Commissioner of Fondazione Cariplo; Member of Accademia Italiana di Economia Aziendale and the European Accounting Association.
Auditor	Gianfranco Zanda	Professor of Business Economics at "La Sapienza" University; Professor of Business Economics at Pontificia Università Gregoriana in Rome; Professor of General Accounting at LUISS 'University in Rome; Member of the Board of Auditors of Bank of Italy, Finsiel S.p.A., Leasing Roma S.p.A., Telecom Italia S.p.A., I.T. Telecom S.p.A., Rai New Media S.p.A., TIM S.p.A., Ufficio Italiano Cambi.
Auditor	Salvatore Spiniello	Director of Fondiaria SAI S.p.A.; Auditor of Pirelli & C. S.p.A., Telecom Italia S.p.A., Edison S.p.A. (formerly Montedison), Imm.re Lombarda S.p.A., Unicredit Banca S.p.A., Sai Banca S.p.A., Maa Vita Assicurazioni S.p.A., Caffaro Energia S.p.A., Emittenti Titoli S.p.A., Pirelli Property Management S.p.A., Adalya Banca S.p.A., Sasa Vita S.p.A., Sasa Assicurazioni S.p.A., Cofimo Sim S.p.A., Azzurra Assicurazioni S.p.A..
Auditor	Paolo Golia	Associate Professor of Methodologies and Quantitative Analysis for Business at Università Cattolica del S. Cuore di Milano - School of Economics; Chairman of the Board of Auditors of Banco di Brescia San Paolo Cab S.p.A., Cosidis S.p.A., Ergon Finanziaria S.p.A., Interdis S.p.A., Mercati Finanziari Sim S.p.A., Riva Acciaio S.p.A., Ve'Ge' Italia S.c.a.r.l., Ve'Ge' Leasing S.p.A. in liquidation; Statutory Auditor of Telecom Italia S.p.A., C.B.A. Vita, C.B.I. Factor, Criterium S.p.A., Multiutility S.p.A., Sara Assicurazioni S.p.A., Sara Vita S.p.A., Schemaventotto S.p.A., TSP S.p.A.; General Partner of GAMI s.a.s. di Paolo Golia e C..
Auditor	Rosalba Casiraghi	Chairman of Finaco; Chief Executive Officer of Rating and Co.ge.pro.; Director of Ge.Con. General Consulting, Banca Primavera, Mariani Clima; Statutory Auditor of Pirelli S.p.A. and Telecom Italia S.p.A..
Alternate	Enrico Laghi	Special Professor of Economics of State-owned Firms at the University of Rome - La Sapienza - School of Economics; Professor of Business Economics the University of Rome - La Sapienza - School of Economics; Professor of Financial Analysis at LUISS - Guido Carli University, Rome; Professor of Business Economics and General and Applied Accounting at LUMSA - Libera Università Maria SS. Assunta di Roma; Director of Beni Stabili S.p.A.; Statutory Auditor of TIM S.p.A., IT Telecom S.p.A., Finsiel S.p.A., Rai Net S.p.A., Rai Cinema S.p.A., Oto Melara S.p.A., Agenzia Ansa; Alternate Auditor of Telecom Italia S.p.A..

Board of Directors	First name and family name	Main positions outside the Issuer
Alternate	Enrico Maria Bignami	Chairman of BD Consulting S.r.l., Bi-11 Amministrazioni S.r.l., Essea Finanziaria Editoriale S.r.l.; Chairman of the Board of Auditors of Aon Re Italia S.r.l., Brandt Italia S.p.A., Castel S.r.l., Samet International S.r.l., Tema-Technologies & Manufacturing S.r.l. in liquidation; Director of D&A S.r.l., Polo S.r.l., Technosystem Digital Network S.p.A.; Statutory Auditor of Antera S.p.A., Aprica S.r.l., Automobilistica Perego S.p.A., Befin S.p.A., Butan Gas S.p.A., Collini Demetrio S.p.A., Crown Cork *Company Italy-Compagnia Tappi Corona* S.p.A., *Gede Leasing* S.p.A., Gestioni Cinematografiche S.r.l., Gorla Utensili S.r.l., Il Sasso S.r.l., Milano Teleport Italia S.p.A., Rebo S.p.A., Si.va. S.r.l., Termozeta S.p.A.; Single Director of Capital Partners Italia S.r.l., LF Management S.r.l., Longobardi Finanziaria S.r.l. Alternate Auditor of Telecom Italia S.p.A..

2.5 Remuneration paid by the Issuer and the companies it controls directly and indirectly to members of the governing bodies

The compensation in respect of 2002 paid, on any grounds and in any form, to the directors of Olivetti holding office at the date of this Listing Prospectus is detailed in the following table. As mentioned above, the present members of Olivetti's Board of Directors resigned with effect from the Date of Effectiveness of the Merger.

			Gross compensation for 2002 (in euros)				
			(D)	(E)	(F)	(G)	
Name (A)	Position held (B)	Period position held (C)	Emoluments for the position in the company drawing up the accounts (i.e. Olivetti S.p.A.)	Fringe benefits	Bonuses and other incentives	Other compensation Amount	Other compensation Company
TESONE Antonio	Chairman	1/1-31/12/2002	774,685				
	Director	1/1-31/12/2002	51,646				
	Chairman of the Internal Control and Remuneration Committees	1/1-31/12/2002	51,646				
TRONCHETTI PROVERA	Deputy Chairman and CEO	1/1-31/12/2002	516,457			1,755,953 (1)	Telecom Italia S.p.A.
	Director	1/1-31/12/2002	51,646				
BENETTON Gilberto	Deputy Chairman and Director					12,911	Seat Pagine Gialle S.p.A.
BUORA Carlo	Managing Director	1/1-31/12/2002	516,457			2,065,828 (1)	Telecom Italia S.p.A.
	Director	1/1-31/12/2002	51,646			80,000	Telecom Italia Mobile S.p.A.
CAPRIO Lorenzo	Director	1/1-31/12/2002	51,646				
	Member of the Internal Control and Remuneration Committees	1/1-31/12/2002	51,646				
CIRLA Giorgio	Director	1/1-31/12/2002	51,646				
FABRIZI Pier Luigi	Director	1/1-31/12/2002	51,646				
GERONZI Cesare	Director	1/1-31/12/2002	51,646				
MION Gianni	Director	1/1-31/12/2002	51,646 (*)			103,291	Telecom Italia S.p.A.
						80,000	Telecom Italia Mobile S.p.A.
						103,292	Seat S.p.A.
NATTINO Giampietro	Director	1/1-31/12/2002	51,646				
PIERRI Paola	Director	7/11-31/12/2002	7,641 (*)				
	Member of the Remuneration Committee	7/11-31/12/2002	3,820 (*)				
PIRELLI Alberto	Director	1/1-31/12/2002	51,646				
PURI NEGRI Carlo Alessandro	Director	1/1-31/12/2002	51,646				
ROCCO di TORREPADULA Giancarlo	Director	5/9-31/12/2002	16,555			271,443	Telecom Italia S.p.A.
VARISCO Alberto	Director	1/1-31/12/2002	51,646 (*)				
	Member of the Internal Control Committee	1/1-31/12/2002	25,823 (*)				
TOTAL COMPENSATION			**2,636,128**	0	0	**4,576,009**	

(1) Amount including the gross remuneration under Article 2389, paragraphs 1 and 2, of the Civil Code.
(*) The Olivetti compensation is paid to the company the person employed by.

The Olivetti shareholders' meeting of 26 May 2003 approved total annual compensation of EUR 1,860,000 for the Board of Directors of the Issuer that will take office on the Date of Effectiveness of the Merger and whose mandate will terminate with the approval of the annual accounts for 2003.

As regards the Board of Auditors, the annual fees payable will be as follows: (a) EUR 155,000 to the Chairman and (b) EUR 116,000 to each auditor.

2.6 Number and classes of financial instruments held by the members of the governing bodies and the General Manager

The following table shows the shares of Olivetti and its subsidiaries held at 31 December 2002 by the present members of Olivetti's Board of Directors.

	(1)	(2)	(3)	(4)	
	Investee company	Number of shares held at 31 December 2002	Class of share	Type of possession	Direct/Indirect holding
BOARD OF DIRECTORS					
Chairman					
TESONE Antonio	Olivetti S.p.A.	224	ordinary	full ownership	indirect
	Telecom Italia Mobile S.p.A.	625	ordinary	full ownership	indirect
Deputy Chairman and CEO					
TRONCHETTI PROVERA Marco	-	0	-	-	-
Deputy Chairman					
BENETTON Gilberto	-	0	-	-	-
Managing Director					
BUORA Carlo	-	0	-	-	-
Directors					
CAPRIO Lorenzo	-	0	-	-	-
CIRLA Giorgio	-	0	-	-	-
FABRIZI Pier Luigi	-	0	-	-	-
GERONZI Cesare	Telecom Italia S.p.A.	1,800	ordinary	full ownership	direct
	Telecom Italia S.p.A.	5,600	savings	full ownership	direct
	Telecom Italia Mobile S.p.A.	7,000	ordinary	full ownership	direct
MION Gianni	-	0	-	-	-
NATTINO Giampietro	-	0	-	-	-
PIERRI Paola	-	0	-	-	-
PIRELLI Alberto	Telecom Italia S.p.A.	550	ordinary	full ownership (*)	direct
	Telecom Italia Mobile S.p.A.	750	ordinary	full ownership (*)	direct
	Seat Pagine Gialle S.p.A.	3,000	ordinary	full ownership (*)	direct
PURI NEGRI Carlo Alessandro	-	0	-	-	-
ROCCO di TORREPADULA Giancarlo	-	0	-	-	-
VARISCO Alberto	Seat Pagine Gialle S.p.A.	5,000	ordinary	full ownership	direct

(*) Positions acquired by a portfolio management company under an autonomous management mandate.

In 2003 Olivetti has not received any notifications under the Code of Conduct on Insider Dealing approved by the Board of Directors on 7 November 2002 concerning purchases or sales by the present members of the Board of Directors. The Code requires directors of Olivetti to notify on a quarterly basis transactions involving listed financial instruments issued by Olivetti or its subsidiaries in excess of EUR 35,000; it also requires so-called "significant" transactions (totaling more than EUR 80,000) to be notified immediately.

The following table shows the shares of Olivetti and its subsidiaries held at 16 June 2003 by the present members of Olivetti's Board of Auditors.

	Shares of Olivetti	Shares of Telecom Italia	Shares of subsidiaries
Ferdinando Superti Furga	-	-	6,260 Tim ordinary
Salvatore Spiniello	50,000	18,000 ordinary 68,000 savings	10,000 Tim ordinary 10,000 Tim savings

The following table shows the shares of Olivetti and its subsidiaries held directly and indirectly at 16 June 2003 by the persons who will be members of the Issuer's Board of Directors upon completion of the Merger.

	Shares of Olivetti	Shares of Telecom Italia	Shares of subsidiaries
Umberto Colombo	14,062	7,061 ordinary	24,189 Seat ordinary 12,396 Tim ordinary
Luigi Fausti	-	-	50,000 Tim ordinary
Pierfrancesco Saviotti	-	2,500 ordinary	10,000 Tim ordinary

No stock options have been granted to the current members of Olivetti's Board of Directors.

As far as Telecom Italia's Board of Directors is concerned, at 16 June 2003, the company's Chief Executive Officer and General Manager, Mr Ruggiero, had been given options to buy 1,250,000 ordinary shares of Telecom Italia.

During this year, Telecom Italia did not receive any notice, pursuant to its Code on Insider Dealing, on the purchase and sale of shares by members of the Board of Directors.

Except for Mr Ruggiero, concerning the above, no provision has been made to give stock options to the future members of the Issuer's Board of Directors.

Information on Olivetti's employee stock option plans

In 1999, a three-year stock option plan 1999-2001 ("Piano Triennale di Stock Option 1999-2001") was approved for about one hundred managers of Olivetti and its subsidiaries, in order to provide an incentive and build up their loyalty. The plan, as approved by the Board of Directors on 9 June 1999 and supplemented with a subsequent resolution adopted on 29 November 1999, called for the assignment of up to 48 million non-transferable warrants, at no cost to the beneficiaries. Each such warrant granted the holder the right to buy one ordinary Olivetti share for a total price (par value plus share premium) of Lit. 2,320 (equivalent to EUR 1.198), resulting in an increase of up to Lit 48 billion (approximately EUR 24.8 million) of the par value of the share capital. Such increase, which was resolved by the above-mentioned board meetings pursuant to the power vested in the directors (by the Extraordinary shareholders' meeting held on 7 April 1999) under Article 2443 of the Civil Code, was within the limits set by Article 134.2 of the Law on Financial Intermediation.

The warrants could be exercised over a three-year period at pre-established dates and cumulated until the end of the Plan (January 2002). The first tranche was exercised in December 1999, while the other two were exercised during 2001 and in January 2002.

The table below summarizes the changes in the Plan in fiscal years 2001 and 2002.

	Fiscal year 2002			Fiscal year 2001			
	No. of shares	Average strike price (in EUR)	Share market price (in EUR)	No. of shares	Average strike price (in EUR)	Share market price (in EUR)	Footnotes
Warrants outstanding on 1/1	8,038,315	–	1.43	26,255,000		2.24	
New Warrants granted during the year	–			–	–	–	
Warrants exercised during the year	(5,654,982)	1,000	1.38	(18,216,685)	1.198/1.040	2.31	(1) (2) (3)
Warrants expired in 2002	(2,383,333)			–			
Warrants outstanding on 31/12	–			8,038,315	–	1.44	

(1) Average yearly price (Source: Bloomberg).
(2) Strike price of EUR 1 (as adjusted following the share capital increase in March 2001) for 5,654,982 warrants in 2002.
(3) Strike price of EUR 1.198 for 12,171,682 warrants and EUR 1.040 (as adjusted following the share capital increase in March 2001) for 6,045,003 warrants in 2001.

In a meeting held on 24 February 2000, the Board of Directors approved a three-year stock option plan, to begin on 1 January 2002 and expire on 31 December 2004. The beneficiaries of this plan were about one hundred executives of the parent company and its subsidiaries. The plan called for the assignment, at no cost, of 29,500,000 dematerialized warrants carrying the right to subscribe to as many Olivetti ordinary shares at a price of EUR 3.308 each (after adjusting for the share capital increases in 2001), representing the fair value of the ordinary Olivetti shares at the date of the Board meeting.

The warrants could be exercised in three different tranches, between 1 November and 15 December of 2002, 2003, and 2004, with the possibility to cumulate until the end of the Plan.

This resolution by the Board of Directors was also adopted under the power vested in it, under Article 2443 of the Civil Code, by the shareholders in the extraordinary meeting held on 7 April 1999

Olivetti did not take any action to encourage employees to subscribe to shares, pursuant to Article 2358 of the Civil Code.

Subsequently, in a meeting held on 9 February 2001, the Board of Directors quashed the resolution adopted on 24 February 2000, as it was outmoded and no longer suitable for the original purposes, and resolved to increase the share capital by a total of EUR 29 million by issuing 29 million shares at a price of EUR 2.515 each (after adjusting for the share capital increases in 2001). The share capital increase is reserved for the issuance of shares on the exercise of stock options under a plan for certain executives of Olivetti and its subsidiaries, without prejudice to the 1,330,000 options granted to executives employed on 24 February 2000 who eventually left the group, and for whom the original conditions, time limits and procedures apply.

Again Olivetti did not take any action designed to encourage employees to subscribe to shares, pursuant to Article 2358 of the Civil Code.

At 31 December 2002, all stock options granted pursuant to the two mentioned resolutions (30,330,000 options, of which 1,330,000 were still exercisable at EUR 3.308, and 29,000,000 with a strike price of EUR 2.515) were still outstanding, giving their holders the right to subscribe for 30,330,000 Olivetti shares (on 31 December 2002 the share price was EUR 0.969).

Information on Telecom Italia's employee stock option plans

Based on resolutions adopted by Telecom Italia's shareholders in the Extraordinary meetings held on 15 December 1998 (as amended on 10 August 2000 and 3 May 2001) and on 12 June 2001, the Board of Directors was empowered, pursuant to Article 2443 of the Civil Code, to issue on one or more occasions new shares against cash payments under loyalty-building incentive plans for certain key employees, as identified by the Board of Directors from time to time.

At the date of this Listing Prospectus, there are five stock option plans in place for Telecom Italia's employees, executives and top management.

The following tables summarize the main features of Telecom Italia's stock option plans in place in fiscal year 2002.

	(Amounts in EUR)	Options outstanding on 1/1/2002	New options granted during the year	Options exercised during the year	Unexercised options expired during the year	Options expired as a result of a waiver	Options expired during the year due to employment termination/ Other	Options outstanding on 31/12/2002	Of which exercisable on 31/12/2002
1999 Plan	No. of options	9,846,650	-	1,375,150	-	-	-	8,471,500	8,471,500
	Strike price	6.79	-	6.79	-	-	-	6.79	6.79
	Share market price	9.713	-	9.325	-	-	-	7.202	-
2000 Plan	No. of options	50,570,000	-	-	-	29,820,000	150,000	20,600,000	10,699,996
	Strike price	13.815	-	-	-	13.815	13.815	13.815	13.815
	Share market price	9.713	-	-	-	9.837	8.062	7.202	-
2001 Plan	No. of options	66,320,000	-	-	-	-	2,032,500	64,287,500	32,560,000
	Strike price	10.488	-	-	-	-	10.488	10.488	10.488
	Share market price	9.713	-	-	-	-	8.163	7.202	-
2002 Plan	No. of options	-	30,998,000	-	-	-	1,974,000	29,024,000	-
	Average strike price	-	9.606	-	-	-	9.665	9.602	-
	Share market price	-	9.771	-	-	-	7.735	7.202	-
2002 Plan TOP	No. of options	-	11,800,000	-	-	-	-	11,800,000	-
	Strike price	-	9.203	-	-	-	-	9.203	-
	Share market price	-	8.694	-	-	-	-	7.202	-

Plan	Strike price (EUR)	Number of options granted until 31.12.2002 and exercisable starting in 2001	2002	2003	2004	2005	Total	Maximum option lives
1999	6.79	3,755,750	4,715,750	-	-	-	8,471,500	3 years starting from each year
2000	13.815	5,349,998	5,349,998	9,900,004	-	-	20,600,000	5 years starting from each year
2001	10.488	-	32,560,000	31,727,500	-	-	64,287,500	5 years starting from each year
2002	9.665	-	-	8,395,200	8,395,200	11,193,600	27,984,000	5 years starting from each year
	7.952	-	-	252,000	252,000	336,000	840,000	
	7.721	-	-	60,000	60,000	80,000	200,000	
2002 TOP	9.203	-	-	3,540,000	3,540,000	4,720,000	11,800,000	5 years starting from each year

In addition, on 13 February 2003, Telecom Italia's Board of Directors resolved to issue up to 8,520,900 ordinary shares, with a par value of EUR 0.55 each and regular entitlement, against cash payment of up to EUR 4,686,495, thereby increasing the share capital by the corresponding amount. These new shares will be reserved for subscription by executives of Telecom Italia and its subsidiaries on the exercise of the first tranche of the options granted under the 2002 Stock Option Plan. Of these, 8,208,900 will be subscribed at a price of EUR 9.665 per share, 252,000 at EUR 7.952 per share and 60,000 at EUR 7.721 per share. In the event some shares are unsubscribed by 31 March 2008, the share capital will be raised by the amount subscribed.

Lastly, on 11 March 2003 Telecom Italia's Board of Directors resolved to increase the share capital against a cash payment:

(i) of a maximum nominal amount of EUR 2,931,500, by issuing up to 5,330,000 ordinary shares, with a par value of EUR 0.55 each and regular entitlement, to be subscribed by executives of Telecom Italia and its subsidiaries on the exercise of the options granted under the 2000 Stock Option Plan. In the event some shares are unsubscribed by 30 July 2008, the share capital will be raised by the amount subscribed

(ii) of a maximum nominal amount of EUR 4,686,495 by issuing up to 8,520,900 ordinary shares, with a par value of EUR 0.55 each and regular entitlement, to be subscribed by executives of Telecom Italia and its subsidiaries on the exercise of the second lot of the options granted under the 2002 Stock Option Plan. Of these, 8,208,900 will be subscribed at a price of EUR 9.665 per share, 252,000 at EUR 7.952 per share and 60,000 at EUR 7.721 per share. In the event some shares are unsubscribed by 31 March 2009, the share capital will be raised by the amount subscribed.

(iii) of a maximum nominal amount of EUR 6,248,660 by issuing up to 11,361,200 ordinary shares, with a par value of EUR 0.55 each and regular entitlement, to be subscribed by executives of Telecom Italia and its subsidiaries on the exercise of the third lot of the options granted under the 2002 Stock Option Plan. Of these, 10,945,200 will be subscribed at a price of EUR 9.665 per share, 336,000 at EUR 7.952 per share and 80,000 at EUR 7.721 per share. In the event some shares are unsubscribed by 31 March 2010, the share capital will be raised by the amount subscribed.

In an extraordinary meeting held on 26 May 2003, Olivetti's shareholders resolved to increase the share capital on one or more occasions – starting on the day the Merger becomes effective and taking account of the assignment ratio for Olivetti and Telecom Italia shareholders – on the exercise of the options granted under the Olivetti and Telecom Italia stock option plans. For more details, see Chapter VI, Section 6.5.

2.7 Interests of members of the Boards of Directors and Auditors in corporate events

The members of Olivetti's and Telecom Italia's Boards of Directors and Auditors had no interests in connection with the nature and terms and conditions of any corporate actions carried out during the last or the current fiscal year, or initiated in previous fiscal years and not yet completed.

For the sake of completeness, the results of the transactions entered into with Gruppo Pirelli and Edizione Holding during the first quarter of 2003, which are related to Telecom Italia via some directors, are shown below.

(EUR millions)	1st quarter of 2003	
Revenues from sales and services	9	These referred basically to IT and energy services to the Pirelli Group (EUR 7 million), telephone services to the Pirelli Group (EUR 1 million) and to the Edizione Holding Group (EUR 1 million)
Purchases of materials and services	12	These were related to planning and technical support services purchased from the Pirelli Group
Accounts receivable and others	9	These reflected the mentioned telephone services to the Pirelli Group (EUR 8 million) and to the Edizione Holding Group (EUR 1 million).
Accounts payable and others	24	These resulted from the purchases of materials, in relation to the investment activity, and services from the Pirelli Group (EUR 23 million) and the Edizione Holding Group (EUR 1 million).
Investments in tangible and intangible fixed assets	6	These are related to the purchase of telecommunication cables from the Pirelli Group.

Furthermore, it should be noted that:

- in the first quarter of 2003, TIM and Telecom Italia sold telephone cards amounting to approximately EUR 7 million to Autogrill S.p.A. (Edizione Holding Group), for resale to the public;

- Telecom Italia has a commitment to buy an additional 5% in EPIClink S.p.A. from Pirelli S.p.A. for a total of EUR 3 million.

For additional information on related-party transactions, see Chapter I, Section 1.6, as well as Gruppo Olivetti's report for the quarter ended 31 March 2003, attached hereto.

2.8 Interests of managers in Olivetti and the Group it heads

Managers have no interests in Olivetti and the group it heads.

2.9 Outstanding loans and guarantees granted by the Issuer or its subsidiaries to members of its governing bodies

At the date of this Listing Prospectus there are no outstanding loans or guarantees granted by Olivetti or its subsidiaries to members of its Boards of Directors and Auditors.

III. Information on the ownership structure

3.1 Shareholders with holdings of more than 2% of the share capital

On 21 July 2003 the shareholders listed below were found, on the basis of the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of the Financial Intermediation Law, to own more than 2% of Olivetti's ordinary share capital:

Shareholders	Number of ordinary shares held	% of ordinary share capital
Olimpia S.p.A.	2,525,094,364	28.51%
Caisse des Dépôts et Consignations*	484,364,789	5.47%
Assicurazioni Generali S.p.A.**	355,170,226	4.01%
Olivetti International S.A.***	211,931,328	2.39%
Mediobanca S.p.A.	210,723,954	2.38%

* Investment held via CDC Ixis Capital Market. The voting rights of a part of this holding (equal to 3.31% of Olivetti's capital) may not be exercised.

** Investment held through subsidiaries

*** Subsidiary of Olivetti S.p.A. Under Article 2359-*bis* of the Civil Code, the voting rights of the shares held by Olivetti International S.A. may not be exercised.

The capital of Olimpia S.p.A. is held as follows: 50.40% by Pirelli S.p.A., 16.80% by Edizione Finance International S.A., 16% by Hopa S.p.A., 8.40% by Unicredito Italiano S.p.A. and the remaining 8.40% by Banca Intesa S.p.A. (formerly IntesaBCI S.p.A.).

3.2 Description of the post-merger ownership structure

The shareholder composition of the Issuer upon completion of the Merger will be influenced by a series of variables and, in particular, by the number of conversions of the "Olivetti 1.5% 2001-2004 convertible Bonds with premium upon redemption" and "Olivetti 1.5% 2001-2010 convertible Bonds with premium upon redemption" convertible bonds, the number of "Warrant on Tecnost ordinary shares 1999-2004" warrants that are exercised, the number of Olivetti stock options that are exercised and the level of acceptances of the Tender Offer.

The following table summarizes the foreseeable composition of the Issuer's shareholders with holdings of more than 2% of the ordinary share capital after the Merger, with account taken of the conversions of the above-mentioned bonds, of the requests to exercise the warrants received by 15 July 2003 and of the preliminary results of the Tender Offer at the closing date (18 July 2003). The table is based exclusively on the shareholders' register and the notifications of major shareholdings pursuant to Article 120 of the Financial Intermediation Law .

Shareholders	% of the ordinary share capital held after the tender offer for Telecom Italia ordinary shares
Olimpia S.p.A.	11,53%
Caisse des Dépôts et Consignations *	2,21% **

* Investment held via CDC Ixis Capital Market.

** The voting rights of a part of this holding (equal to 1.34% of the Issuer's capital) may not be exercised.

3.3 Presence of a controller

It is foreseeable that no single shareholder will have control of the Issuer within the meaning of Article 93 of the Financial Intermediation Law.

3.4 Shareholders' agreements

Olivetti is aware of the following agreements containing clauses of relevance to Olivetti under Article 122 of the Financial Intermediation Law:

- an agreement concluded on 7 August 2001 between Pirelli S.p.A. and Edizione Holding S.p.A./Edizione Finance International S.A. (notice published in *Il Sole 24 Ore* of 9 August 2001 and *Milano Finanza* of 10 August 2001), amended by the subsequent agreements concluded on 14 September 2001 (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 22 September 2001) and 13 February 2002 (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 21 February 2002);

- an agreement concluded on 14 September 2001 between Pirelli S.p.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A. (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 22 September 2001), amended by the subsequent agreements concluded on 24 October 2001 between Pirelli S.p.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A. (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 3 November 2001);

- an agreement concluded on 19 December 2002 between Pirelli S.p.A., Edizione Finance International S.A./Edizione Holding S.p.A., Unicredito Italiano S.p.A., Banca Intesa S.p.A. (formerly IntesaBCI S.p.A.,) Olimpia S.p.A. and Hopa S.p.A. (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 24 December 2002), which was implemented with the subsequent agreement concluded by the same parties on 21 February 2003 (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 1 March 2003). One of the purposes of the agreement was to allow Hopa S.p.A. to become a shareholder of Olimpia S.p.A.

The parties to the above-mentioned shareholders' agreements have not sent any notification concerning the possible effects of the Merger on such agreements.

Extracts of the above-mentioned shareholders' agreements are attached hereto.

IV. Information on the issuer's assets and liabilities, financial position and profits and losses

The financial statements prepared in accordance with Legislative Decree 127/1991 can be derived from the documentation contained attached hereto, which includes The Olivetti consolidated financial statements for 2002. As regards the emphasis of matter paragraphs in the reports of the auditors concerning Olivetti's consolidated financial statements (Reconta Ernst & Young for 2002 and 2001 and PricewaterhouseCoopers S.p.A. for 2000), see the reports attached hereto.

The Olivetti Group financial report for the year ended 31 December 2002 is attached hereto, together with the balance sheets and income statements for the years ended 31 December 2002, 2001 and 2000 and the Olivetti Group quarterly report for the quarter ended 31 March 2003.

Information on Olivetti's assets and liabilities and financial position can also be found in the documentation made available to the public by Olivetti and Telecom Italia.

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V. Information on the Issuer's recent performance and prospects

5.1 Significant events after 31 March 2003

Spin-off of Seat Pagine Gialle

On 1 March 2003 the Board of Directors of Seat Pagine Gialle S.p.A. approved the planned, proportional partial spin-off of Seat Pagine Gialle S.p.A. (the company "effecting the spin-off") to a newly-established company ("Nuova Seat"), on the basis of the financial conditions of Seat Pagine Gialle at 31 December 2002. In an Extraordinary meeting held on 9 May 2003, the shareholders of Seat Pagine Gialle S.p.A. approved the planned spin-off. Nuova SEAT will take over such business units as Directories (which consist of the Italian telephone directory publishing assets and equity interests in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group). The company effecting the spin-off will change its name to Telecom Italia Media while the transferee will be called "Seat Pagine Gialle S.p.A.". According to plans, once the spin-off is effective, the current shareholders of Seat Pagine Gialle S.p.A. will receive, for every 40 ordinary (savings) shares held:

- 29 ordinary (savings) shares of the transferee company, Seat Pagine Gialle;

- 11 new ordinary (savings) shares of the company that has effected the spin-off, Telecom Italia Media.

On 10 June 2003, the Telecom Italia Group signed an agreement with a consortium made up of BC Partners, CVC Capital Partners, Permira and Investitori Associati for the sale of a 61.5% holding in "Nuova Seat". This is the company that, upon completion of the spin-off, will operate the Directories, Directories Assistance and Business Information businesses. The 61.5% holding includes the shares underlying the put/call options stipulated with JPMorgan (pre-existing and originally stipulated when Seat merged with Tin.it. Eventually these were re-negotiated on a 710,777,200 underlying shares, representing approximately 6.2% of the capital stock and an expected payment of EUR 2.3 billion) which, to date, are not held by Telecom Italia. Telecom Italia will obtain them as provided for by the agreement for the sale of "Nuova Seat".

The agreed price is EUR 0.598 per share, taking account of an overall enterprise value for "Nuova Seat" of approximately EUR 5.65 billion. Accordingly, the value of the holding sold amounts to EUR 3,032,923,166. Considering the approximately EUR 708 million of Nuova Seat's estimated debt at the time of the sale, this transaction will allow Telecom Italia to reduce its consolidated net debt by approximately EUR 3.74 billion, in line with the pre-established goal.

The closing of the agreement is subject to the spin-off of Seat Pagine Gialle S.p.A., the stock exchange listing of Nuova Seat, which is expected by August 2003, and the issuance of the required authorizations by the competent antirust authorities.

Sale of the interest in Stream

On 30 April 2003, following approval by the competent authorities, the agreement announced on 1 October 2002 with News Corporation for the creation of a single pay-TV in Italy was signed.

The company resulting from the merger between Stream and Tele+ has been called SKY ITALIA. Telecom Italia holds a 19.9% interest while News Corporation owns the remaining 80.1%.

Strategic outsourcing agreement between Telecom Italia and Hewlett-Packard

Following the completion of the procedures provided for by the law in force, the agreement on Management Services and Outsourcing between Telecom Italia and Hewlett-Packard announced on 21 February 2003 became operational.

This agreement calls for the provision of outsourcing services for a five-year period and a total amount of EUR 225 million: HP will provide services in asset management, help desk, work station maintenance and management, while IT Telecom will handle the operations of Hewlett-Packard Italiana in a SAP environment by hosting the systems in its own data centre. Moreover, an agreement was entered into for the sale of the business segment related to IT Telecom's desktop management services (100% Telecom Italia) to a new Hewlett-Packard company, HP DCS (Hewlett-Packard Distributed Computing Services).

Integration of the Facility Management businesses of Olivetti and Pirelli & C. Real Estate

On 4 April 2003 Olivetti and Pirelli & C. Real Estate agreed —as part of the so-called Tiglio project – the terms of the integration of their facility management businesses, owned respectively by Olivetti Multiservices S.p.A. and Pirelli & C. RE Facility Management.

The transaction consisted in the transfer of treasury stock of Pirelli & C. Real Estate, in accordance with the procedure adopted in the Group's recent acquisitions of service companies, to Olivetti, which contributed its facility management business, valued at EUR 22.5 million and held by a company, OMS Facility, set up for the purpose. The shares of Pirelli & C. Real Estate transferred to Olivetti numbered 809,946 (corresponding to just under 2% of the share capital).

The agreement also provides for payment of an additional consideration, to be determined on 31 December 2005 on the basis of the performance of the shares of Pirelli & C. Real Estate.

Merger between IS TIM and Aycell

On 13 May 2003, in Turkey, TIM signed a Memorandum of Understanding with Turk Telecom for the merger of IS TIM (ARIA) - a mobile operator owned by TIM (49%) and IS Bank (51%), a leading Turkish bank - with Aycell, a GSM operator wholly-owned by Turk Telecom, the fixed-telephony operator. TIM and Turk Telecom will own 40% each of the company resulting from the merger, while the remaining 20%

will be owned by IS Bank. The post-merger operator will have more than 2 million customers and more than 6,500 radio base stations.

The agreement, which will be signed in the next few months, is designed to achieve operational and financial synergies as a result of the merger. In particular, value can be created thanks to the ability to innovate, the time to market and the widespread presence of the sales network achieved in slightly more than two years by IS TIM (ARIA), as well as Turk Telecom's market knowledge and the speed with which it developed its network. TIM will be the industrial partner of the new company, which will be able to count on a network coverage comparable to that of its competitors and on the firming up of the Turkish market for the ongoing development of its activities.

The newco's financial structure and business plan are currently being defined and, for the time being, no final assessment can be made of them. The benefits indicated above, resulting from the firming up of the market and the combination of both operators' technical and commercial assets, will allow the new entity to aim high in terms of commercial goals from the outset. These will involve improved operating and financial expectations, translating into positive effects for the achievement of breakeven by the company and for the shareholders.

Sale of Telecom Italia Group real-estate assets

As regards the Dedalo transaction, on 20 June 2003 Telecom Italia reached an agreement with Lastra Holding B.V., a company of the Five Mounts Properties (FMP) Group, for the sale of some Telecom Italia Group real-estate assets. The agreement, which will be finalized in July 2003, calls for a sale price of EUR 355 million. The Dedalo transaction does not have a significant impact on the consolidated accounts of the Telecom Italia Group.

Sale of NETikos

On 2 July 2003 IT Telecom Italia S.p.A., a wholly-owned subsidiary of Telecom Italia, signed an agreement with MyQube SA for the sale of 100% of NETikos, a company providing services and products for the mobile internet market. Based on the company's debt at 31 May 2003, the firm's value amounts to EUR 7.5 million, of which equity accounted for EUR 2 million. It was agreed that NETikos would continue to act as a supplier to the Telecom Italia Group.

5.2 Prospects of the Issuer and the Group it heads

5.2.1 General indications concerning the business of the Group after 31 March 2003

In addition to the information provided in Olivetti's report for the quarter ended 31 March 2003, attached hereto, it should be noted that following the sale of the shareholding in OMS Facility to Pirelli & C Real Estate, a capital gain of approximately EUR 3 million was posted in April. However, this may change due to the adjustment to be made by July 2003 in accordance with the contract.

At 31 May Olivetti's net debt was equal to EUR 15.9 billion, compared with EUR 15.7 billion at 31 March 2003. The increase was primarily due to financial expense incurred in the period, which included the commissions paid on the line of credit obtained for the payment of withdrawals by Olivetti shareholders and acceptances of the Tender Offer by Telecom Italia shareholders. At the same date the Olivetti Group's net debt was equal to EUR 32.3 billion, up by EUR 0.4 billion compared with 31 March 2003.

After 31 May 2003 the Group's debt will rise further as a consequence of the operations accessory to the Merger (withdrawals and the Tender Offer). The cash flow from ordinary operations and the disposals planned for 2003 will help to offset at least part of the increases referred to above.

5.2.2 Information in relation to the reasonable forecast of the results for the current year

In 2003 the operational profitability of the Telecom Italia Group is expected to hold up and net financial debt to fall further.

Upon completion of the merger Olivetti's result for 2003 will include the income and expense of Telecom Italia from 1 January 2003 onwards.

In contrast with the previous years, in which Olivetti's result depended on the dividends for the year, which, together with the related tax credits, had to offset the company's financial and operating expense, the result for 2003 will come from the entire net income that Telecom Italia succeeds in generating, after meeting the financial expense arising from the company's debt, which will show a temporary increase as a consequence of the operations accessory to the Merger (withdrawals and the Tender Offer) and the operating expense for the year and the costs incurred in carrying out the merger. The temporary increase in debt, covered by the financing put in place for the Merger, is set to fall, partly by using the proceeds of the sale of other non-strategic assets for this purpose.

When consideration is also given to the additional tax benefits deriving from the Merger, it is likely that the net result of the Issuer will be positive. This will permit a dividend policy whereby Telecom Italia's present shareholders will receive a total dividend at least in line with what they receive today.

It is also expected that the consolidated operating income of the Group headed by the Issuer for 2003 will be positive, in view of Telecom Italia's continued operating profitability and the improvement in net income compared with the pro forma figure for 2002.

VI. General information on the Issuer and its share capital

6.1 Name and legal form

At the date of this Listing Prospectus Olivetti's full name is "Ing. C. Olivetti & C. Società per Azioni". The company is free to use its full name or one of the following abbreviated versions: "Ing. C. Olivetti & C., S.p.A." and "Olivetti S.p.A.".

Upon completion of the Merger, the Issuer will change its name to "Telecom Italia S.p.A.".

6.2 Registered office

At the date of this Listing Prospectus Olivetti's registered office is at 77 Via Jervis, Ivrea (Turin).

Upon completion of the Merger, the Issuer will transfer its registered office to Telecom Italia's present registered office at 2 Piazza degli Affari, Milan. The Issuer will have its headquarters at 41 Corso d'Italia, Rome.

6.3 Duration

Pursuant to Article 4 of the Olivetti bylaws in force at the date of this Listing prospectus, Olivetti will last until 31 December 2100.

Likewise, pursuant to the bylaws to be adopted upon completion of the Merger, the Issuer will last until 31 December 2100.

6.4 Corporate purpose

At the date of this Listing Prospectus, pursuant to Article 2 of Olivetti's bylaws, Olivetti's corporate purpose is to engage, directly and/or indirectly, in research, design, production and marketing in the fields of office equipment and products, automation, electronic data processing, telecommunications, information services and in activities related to the development of information technology and other industrial, commercial, financial and service activities. To achieve these objectives, the company may undertake any transaction involving real and personal property and any financial transaction, including the acquisition of equity holdings in undertakings, companies and entities, the financing and technical coordination of the same, and provide guarantees and real security in favour of third parties.

Upon completion of the Merger, the Issuer will adopt the corporate purpose of Telecom Italia. In particular, under Article 3 of the bylaws the Issuer will adopt, its purpose will include:

– the installation and operation, using any technique, method or system, of fixed and mobile equipment and plant, including space systems which use artificial satellites, radio stations, including shipboard sta-

tions, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

- the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

- the acquisition, provided it is not the Company's principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

- the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation are expressly excluded.

6.5 Conformity of the bylaws with the Financial Intermediation Law

Both Olivetti's bylaws at the date of this Listing Prospectus and the bylaws that will be adopted by the Issuer upon completion of the Merger (attached hereto) comply with the Financial Intermediation Law.

6.6 Share capital

At the date of this Listing Prospectus, Olivetti's subscribed and fully paid-in share capital amounted to EUR 8,856,601,372, divided into 8,856,601,372 shares with a par value of EUR 1 each. To date, Olivetti has issued no shares of any class other than ordinary.

Upon completion of the Merger and in accordance with the Merger Instrument to be signed by Olivetti and Telecom Italia on 29 July 2003, the Issuer's share capital will be reduced by the amount equivalent to the nominal value of the shares for which withdrawal rights were exercised and then divided into shares with a par value of EUR 0.55 each. After that, the shares will be redistributed to Olivetti's shareholders and to Telecom Italia's savings and ordinary shareholders in accordance with the exchange ratio. For more details on the redistribution of the Issuer's shares upon completion of the Merger, see Chapter 1, Section 1.1.

As provided for in Article 21 of the bylaws that the Issuer will adopt upon completion of the Merger, 5% of the net profit reported in the annual accounts must be allocated to the legal reserve until this is equal to one-fifth of the share capital. The remainder is used to pay the dividend determined by the Shareholders' Meeting, and for such other purposes as the Meeting deems most appropriate or necessary. During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders. For more details with regard to the Savings Shares, see Chapter VII.

6.7 Share capital approved but not subscribed, commitments and authorizations granted to the directors to increase the share capital

At the date of this Listing Prospectus, Olivetti's authorized share capital – including shares subscribed and paid in and those that can be issued upon the exercise of conversion rights in relation to the "Olivetti 1.5% 2001-2004 convertible Bonds with premium upon redemption" and "Olivetti 1.5% 2001-2010 convertible Bonds with premium upon redemption", exercise of the "Warrants on Tecnost ordinary shares 1999-2004" and exercise of the options under the stock options in place – amounts to EUR 11,926,697,278.

With respect to the Issuer's post-Merger capital, the following should be noted.

In an Extraordinary meeting held on 4 October 2000, Olivetti's shareholders resolved to increase, on one or more occasions, the share capital up to a certain maximum amount. Currently, also as a result of the resolution adopted by Olivetti's shareholders in the extraordinary meeting held on 26 May 2003, the amount of the share capital increase is EUR 56,992,575.20, representing the proceeds from the subscription of up to 103,622,864 shares, with a nominal value of EUR 0.55 each, on the exercise of the "Warrant Azioni Olivetti ex Tecnost 1999-2004" warrants.

The Olivetti shareholders' meeting of 26 May 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the shareholders' meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

(i) up to a maximum of EUR 492,726.30, by means of the issue of up to a maximum of 895,866 ordinary shares with a par value of EUR 0.55 each for the exercise of the "Piano triennale Stock Option 2002-2004" stock options, increase to be implemented by 15 December 2004;

(ii) up to a maximum of EUR 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 ordinary shares with a par value of EUR 0.55 each for the exercise of the "Piano triennale Stock Option febbraio 2002-dicembre 2004" stock options, increase to be implemented by 31 December 2004;

(iii) up to a maximum of EUR 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 ordinary shares with a par value of EUR 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1.5% 2001-2004 convertible Bonds with premium upon redemption", on the basis

of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;

(iv) up to a maximum of EUR 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 ordinary shares with a par value of EUR 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1.5% 2001-2010 convertible Bonds with premium upon redemption", on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

The shareholders' meeting of 26 May 2003 also resolved to increase the share capital by up to a maximum of EUR 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 ordinary shares with a par value of EUR 0.55 each, divided into the following divisible tranches:

(i) a tranche of up to a maximum of EUR 21,969,104.30 for the exercise of the "Piano di Stock Option 1999" stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 ordinary shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 6.79 per option held;

(ii) a tranche of up to a maximum of EUR 53,421,890.50 for the exercise of the "Piano di Stock Option 2000" stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 ordinary shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 13.815 per option held;

(iii) a tranche of up to a maximum of EUR 84,158,927.60 for the exercise of the "Piano di Stock Option 2001" stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 ordinary shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 10.488 per option held;

(iv) a tranche of up to a maximum of EUR 30,600,889.00 for the exercise of the "Piano di Stock Option Top 2002" stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 55,637,980 ordinary shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 9.203 per option held;

(v) a tranche of up to a maximum of EUR 71,805,763.70 for the exercise of the "Piano di Stock Option 2002" stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of EUR 0.55 each, to be subscribed for at a total price for the different options of respectively EUR 9.665, EUR 7.952 and EUR 7.721 per option held.

The Olivetti extraordinary shareholders' meeting of 26 May 2003 authorized the Board of Directors, under Article 2443 of the Civil Code and for a period of up to a maximum of five years from the date of the above-mentioned resolution, to increase the Issuer's share capital in one or more steps by means of

the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of EUR 0.55 each (and thus for up to a maximum of EUR 48,644,750), to be offered for subscription to employees of Telecom Italia or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of the Financial Intermediation Law. The Board of Directors' resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

6.8 Convertible bonds and warrants issued by Olivetti

At the date of this Listing Prospectus there are still 487,331,455 "Olivetti 1.5% 2001-2004 convertible Bonds with premium upon redemption" outstanding and 2,398,596,151 "Olivetti 1.5% 2001-2010 convertible Bonds with premium upon redemption" outstanding. These bonds may be converted into ordinary shares on the basis of a conversion ratio of one to one (see section 6.5). The conversion of the above bonds will take place in accordance with the time limits and conditions set out in the respective rules.

On 11 March 2003 the Board of Directors of Olivetti approved the publication of a notice in the Gazzetta Ufficiale della Repubblica italiana regarding the rights of holders of "Olivetti 1.5% 2001-2004 convertible Bonds with premium upon redemption" and "Olivetti 1.5% 2001-2010 convertible Bonds with premium upon redemption" to exercise the right of conversion pursuant to and for the purposes of Article 2503-*bis*, second paragraph, of the Civil Code. The notice appeared on 13 March 2003 and provided for such bondholders to have the right to apply for conversion for a period of one month from the date of publication thereof (i.e. from 13 March 2003 until at least 13 April 2003). The above-mentioned right did not affect the rules of the issues in question, which therefore continue to apply in full.

As a consequence of the Merger the ratio for the conversion of the convertible bonds issued by Olivetti will be adjusted, in accordance with the related rules, to take account of the new par value of the shares of the Issuer (equal to EUR 0.55 per share) and in relation to the assignment ratio established in the Merger Instrument for the Olivetti shares (as explained in more detail in Chapter I, Section 1.1). In particular, the adjustment will be made to reflect the new fractional number of shares of the Issuer into which each bond can be converted at the end of the merger according to the assignment ratio on the basis of which the shares of the Issuer will be assigned at the time of the exchange to the shareholders of Olivetti.

At the date of this Listing Prospectus, there are still 137,355,625 "Warrants on Tecnost ordinary shares 1999-2004" outstanding. As with the convertible bonds, the Merger will cause the cover ratio of the warrants to be adjusted, in accordance with the time limits and conditions set out in the rules, to take account of the new nominal value of the Issuer's shares and in accordance with the assignment ratio set in the Merger Instrument for the Olivetti shares.

For the sake of completeness, it should be noted that, in an extraordinary meeting held on 8 May 2002, Olivetti's shareholders authorized the directors, pursuant to Article 2420-*ter* of the Civil Code, to issue bonds up to EUR 9 billion on one or more occasions, over a period of five years from the above-mentioned date, within the limits set by law from time to time. Directors may have these bonds issued also in foreign currency, possibly convertible into shares of other companies, with or without warrants carrying the right to buy shares of other companies, determining the relevant procedures, conditions, time limits and rules.

6.9 Treasury shares

At the date of this Listing Prospectus, Olivetti holds 2,697,500 treasury shares, with a par value of EUR 1 each. This was due to the conversion of an equal number of savings shares, following the Olivetti shareholders' approval, in the extraordinary meeting held on 4 July 2000, of the mandatory conversion of preferred and savings shares issued by the company. Treasury shares were also purchased, with the shareholders' approval, from employees of Olivetti and its subsidiaries, upon occurrence of the conditions that required that they be sold to Olivetti, as provided for by the terms and conditions of the relevant offerings. The book value per treasury share held by Olivetti is EUR 0.852.

Furthermore, as also indicated in Section 3.1, Olivetti International S.A. holds 211,931,328 ordinary shares of Olivetti, its parent company, representing a shareholding of 2.39% at the date of this Listing Prospectus.

6.10 Authorizations of share buybacks by the shareholders' meeting

There are no authorizations for Olivetti to buy back its shares.

Part II

Information on the financial instruments to be listed

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VII. Information on the financial instruments

7.1 Description of the Savings Shares

On the day the Merger becomes effective the Issuer will issue the Savings Shares with a par value of EUR 0.55 each.

The Savings Shares will be assigned to the holders of Telecom Italia savings shares on the basis of the assignment ratio, corresponding to the exchange ratio, that will be announced by Olivetti not later than 25 July 2003 in a notice published in *Il Sole 24 Ore*, *Milano Finanza* and *Finanza e Mercati* and formalized in the Merger Instrument, which is scheduled to be signed on 29 July 2003.

Telecom Italia's savings shares will be cancelled as a result of the Merger, once they are exchanged with the Savings Shares issued by the Issuer.

7.2 Description of the rights attaching to the Savings Shares

As far as administrative rights are concerned, holders of Savings Shares are not entitled to vote during the Issuer's general shareholder meetings. According to Article 2376 of the Civil Code and Article 146 of the Financial Intermediation Law, Savings Shares carry voting rights for special meetings of savings shareholders.

As for property rights, the Savings Shares carry the same rights as those attaching to the Telecom Italia savings shares to be cancelled after the Merger.

Under Article 6 of the bylaws the Issuer will adopt upon completion of the Merger, the net profit shown in the duly approved annual accounts, less the amount allocated to the legal reserve, must be distributed to the Savings Shares up to five per cent of their par value.

The net profit that remains after the allocation to the Savings Shares of the preferred dividend referred to above, payment of which must be approved by the Shareholders' Meeting, shall be divided among all the shares in such a way that the dividend per Savings Share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on the Savings Shares in a fiscal year is less than that indicated above (5% of their par value), the difference shall go to increase the preferred dividend in the next two fiscal years.

Dividends not cashed within five years from the date on which they become payable shall revert to the Issuer.

In the event of a distribution of reserves, the Savings Shares have the same rights as the other shares of the Issuer. If the net profit for the year is nil or insufficient to satisfy the property rights of the Savings Shares, the Shareholders' Meeting called to approve the annual accounts may resolve to satisfy the right

referred to above and/or the right to the related premium by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the Savings Shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the Savings Shares shall have priority in the repayment of the capital up to their entire par value.

If the Issuer's ordinary or savings shares are delisted, holders of saving shares may apply to the Issuer for their conversion into ordinary shares, in the manner approved by an extraordinary shareholders' meeting called ad hoc within two months of the delisting.

7.3 Entitlement to dividends

The Savings Shares of the Issuer will have regular dividend rights.

7.4 Tax regime for the Savings Shares

The main tax aspects related to the holding and disposal of Savings Shares are described below.

The analysis is based is based on Italian tax law as it stands at the date of this Listing Prospectus. Broad indications are also given regarding the tax reform (the "**Reform**") provided for in Enabling Law 80/2003, as implemented in the draft consolidated law published by the Ministry for the Economy and Finance on 24 May 2003, which is expected to come into force on 1 January 2004. Until it is finally approved, the Reform will be subject to amendment.

The main changes that the Reform will bring as regards the tax treatment of the Savings Shares are as follows:

- for natural persons financial income (dividends and capital gains related to the Savings Shares) will be subject to withholding tax in lieu of income tax;
- for resident companies and entities currently subject to corporate income tax (Irpeg) and for stable organizations in Italy of non-residents: (i) taxation of dividends with reference exclusively to 5% of their amount; (ii) exemption from the tax on capital gains realized on disposals of Savings Shares, provided that they were included under financial fixed assets in the first balance sheet of the period during which they were held and that they were held without interruption for at least one year;
- the tax credit on dividends will be suppressed.

7.4.1 Taxation of dividends

a) Natural persons resident in Italy

The Savings Shares will be entered in the central securities depository system operated by Monte Titoli S.p.A. (the "**Monte Titoli System**"). Accordingly, the dividends distributed to shareholders who are resident natural persons and who hold Savings Shares in a non-business capacity will be subject to the 12.5% withholding tax in lieu of income tax referred to in Article 27-*ter* of Presidential Decree 600/1973. This tax is levied by the custodians with which the securities are deposited or, through a tax representative appointed in Italy (a bank or an investment firm resident in Italy or the stable organization in Italy of a non-resident bank or investment firm), by non-resident intermediaries that participate in the Monte Titoli System or foreign central securities depositories participating therein.

As an alternative to the withholding tax regime referred to above, resident natural persons holding registered Savings Shares may opt for the ordinary personal income tax regime (Irpef), possibly with the assignment of a tax credit, as indicated below. This option is not available to holders of bearer Savings Shares.

In order to obtain the application of the 12.5% withholding tax, holders of Savings Shares must in any case declare that they satisfy the following conditions:

- that they are resident in Italy;
- that they are owners of non-qualifying shareholdings (holdings of unconvertible Savings Shares are considered non-qualifying regardless of the percentage held);
- that the shares are not business-related, as defined in Article 77 of Presidential Decree 917/1986 (the "**Income Tax Code**").

Where the above-mentioned conditions are not satisfied or, with reference to holders of registered Savings Shares, where the shareholder expressly so requests when cashing his/her dividends, the ordinary personal income tax regime (Irpef) will apply. This entails:

- the obligation to include the dividends in the shareholder's tax return;
- the right to a tax credit equal to 56.25% of the dividends received up to the full amount of the taxes referred to in Articles 105.1a) and 105.1b) of the Income Tax Code.

The tax credit for dividends approved starting from the tax period subsequent to that under way at 1 January 2003 is recognized in an amount equal to 51.51%, in correspondence with the reduction in the rate of corporate income tax (Irpeg) to 34%. There are restrictions on the use of the tax credit where the dividends distributed are out of profits that have not been subject to income tax or profits that have been subject to withholding tax in lieu of income tax or have received preferential tax treatment.

In addition, where the Savings Shares have been placed under management by authorized intermediaries and the shareholder has opted for the application of the "Managed Assets Regime" referred to in Article

7 of Legislative Decree 461/1997, the dividends paid on such shares will be subject to the regime for capital gains described below in Section 7.4.2 a) (iii).

b) Companies and partnerships resident in Italy and stable organizations in Italy of non-residents

The dividends paid to resident companies and entities subject to corporate income tax (Irpeg) and to stable organizations in Italy of non-residents form part of their income for the purposes of corporate income tax (Irpeg) and give recipients the right to a tax credit, up to the full amount of the taxes referred to in Articles 105.1a) and 105.1b) of the Income Tax Code.

c) Non-residents

Dividends paid to non-resident holders of Savings Shares on holdings not related to stable organizations in Italy are subject to the 12.5% withholding tax in lieu of income tax referred to in Article 27-*ter* of Presidential Decree 600/1973. Non-resident holders of Savings Shares are not entitled to the reimbursement, up to 4/9 of the amount withheld in Italy, of the tax they show they have paid abroad on a final basis on the same profits. This is without prejudice to the reduction, where applicable, in tax rates provided for in bilateral double taxation agreements (Article 27-*ter*, paragraph 4, of Presidential Decree 600/1973).

d) Other entities

Dividends paid to persons exempt from corporate income tax (Irpeg) are subject to 27% withholding tax in lieu of income tax. The withholding tax is not applied to dividends distributed to: (a) open and closed-end Italian investment funds; (b) Sicavs set up under Italian law; (c) "historical Luxembourg" investment funds; (d) some types of real-estate investment funds; and (e) pension funds (subject to the regime referred to in Articles 14, 14-*ter* and 14-*quater*, first paragraph, of Legislative Decree 124/1993.

7.4.2 Taxation of capital gains

a) Natural persons resident in Italy

Under Legislative Decree 461/1997 capital gains not related to a business activity earned by certain categories of residents – natural persons, non-commercial entities and associations (including non-profit institutions) and informal partnerships – on the disposal for a consideration of Savings Shares are subject to 12.5% withholding tax in lieu of income tax.

The recipient may opt for one of the following regimes:

(i) *Declaration regime*: the algebraic sum of the capital gains and losses recorded in the tax period is entered as a separate item on the shareholder's tax return. If the sum is positive, it is subject to the above-mentioned 12.5% withholding tax in lieu of income tax, to be paid within the time limits and according to the procedures for the payment of the balance of income tax due on the basis of the return. If the losses outweigh the gains and the negative amount is entered on the shareholder's tax return, such amount may be carried forward for four years to offset capital gains of the same kind in subsequent years. The declaration regime applies automatically if the shareholder does not opt for one of the two alternative regimes described in points (ii) and (iii) below;

(ii) *Administered assets regime*: this regime requires the Savings Shares to have been deposited, for custody or administration, with a bank, an investment firm or another authorized financial intermediary. If the shareholder opts for this regime, the tax is determined on each capital gain actually realized and paid at the time of the single disposal by the intermediary with which the shares have been deposited for custody or administration. The intermediary deducts the tax from the income realized or receives funds from the taxpayer. In the event of capital losses, the intermediary deducts them from capital gains realized subsequently under the same agreement in the same tax period or later tax periods up to the fourth. If the custodian or administration agreement is interrupted, any losses may be deducted, up to the fourth tax period following that in which they were realized, under another asset administration agreement to which the taxpayer is a party or they may be deducted from the taxpayer's income tax return. This regime allows investors to remain anonymous and frees them from the obligation to submit a return and pay the withholding tax in lieu of income tax;

(iii) *Managed assets regime*: this requires the investor to have concluded an asset management agreement with an authorized intermediary. Under this regime the tax is levied by the intermediary at the end of the tax period on the net result for the year of the portfolio under management, equal to the increase in the value of the portfolio, whether realized or not ,gross of the withholding tax in lieu of income tax, with the upward or downward variations referred to in Article 7 of Legislative Decree 461/1997. If the portfolio records a negative result in a tax period, this can be deducted from the results for subsequent tax periods up to the fourth up to the full amount available in each period. This regime allows investors to remain anonymous and frees them from the obligation to submit a return and pay the withholding tax in lieu of income tax;

b) Companies and partnerships resident in Italy and stable organizations in Italy of non-residents

Capital gains realized on disposals of Savings Shares by companies, partnerships and stable organizations in Italy of non-residents – consisting of the difference between the consideration received for the sale and the carrying value of the holding – form part of their income for the purposes of corporate income tax (Irpeg), at the choice of the investor: (i) for the full amount in the year in which they were realized; or (ii) in equal amounts in that year and in the following years up to the fourth, provided the holding had been included in the balance sheet under financial fixed assets for the three fiscal years preceding that in which the disposal was made.

c) Non residents

Under Article 20.1f), point 1, of the Income Tax Code, capital gains arising from the disposal of Savings Shares not related to a stable organization in Italy earned by non-residents are not subject to taxation in Italy, even if the Savings Shares are held there. In fact the provision in question excludes the taxation of capital gains on non-qualifying shareholdings traded on regulated markets (holdings of unconvertible Savings Shares are considered non-qualifying regardless of the percentage held). In order to benefit from this tax exempt regime, non-resident holders of Savings Shares may be required to sign a declaration to the effect that they are not resident in Italy for tax purposes.

d) Other entities

Capital gains realized by mutual funds subject to the regime referred to in Decree Law 351/2001 (ratified by Law 420/2001) form part of the fund's result for the year, which is subject to 1% withholding tax in lieu of income tax. Capital gains realized by mutual funds form part of the fund's operating result for the year, which is subject to 12.5% withholding tax in lieu of income tax (Article 8 of Legislative Decree 461/1997).

Capital gains realized by Italian pension funds referred to in Legislative Decree 124/1993 form part of the fund's result for the year, which is subject to 11% withholding tax in lieu of income tax.

7.4.3 Tax on stock exchange contracts

Royal Decree 3278/1923 and Legislative Decree 435/1997, as amended, govern the application of the so-called "special tax on stock exchange contracts", which applies to transfers of shares according to the following schedule:

(i) EUR 0.072 for every EUR 51.65 or fraction of EUR 51.65 of the consideration, for contracts concluded directly between individuals or with the intervention of persons other than those referred to in subparagraph (iii);

(ii) EUR 0.0258 for every EUR 51.65 or fraction of EUR 51.65 of the consideration, for contracts concluded between individuals and persons referred to in subparagraph (iii) or between individuals with the intervention of such persons;

(iii) EUR 0.0062 for every EUR 51.65 or fraction of EUR 51.65 of the consideration, for contracts concluded between banks or persons authorized to provide investment services on a public basis referred to in Legislative Decree 415/1996, as amended by the Financial Intermediation Law, or stockbrokers.

Transfers between a resident and a non-resident are deemed to have been carried out in Italy.

The following are nonetheless exempt from the tax:

(i) contracts whose subject is the transfer of shares concluded on regulated markets; the exemption also applies to transactions between persons referred to in subparagraph (iii) above and the persons on whose behalf the contract is concluded;

(ii) contracts whose subject is the transfer of shares listed on regulated markets (such as the Savings Shares) concluded off such markets if the they are concluded between:
- persons specified in subparagraph (iii) above;
- persons specified in subparagraph (iii) above and non-residents;
- persons specified in subparagraph (iii) above, including non-residents, and collective investment undertakings;

(iii) contracts for an amount not exceeding EUR 206.58.

7.4.4 Tax on inheritances and donations

The Italian tax on inheritances and donations was eliminated by Law 383/2001. However, transfers of goods and rights by donation and other gifts inter vivos to the benefit of persons other than spouses, relatives in direct line and other relatives within the fourth degree of kinship are subject to the taxes on transfers ordinarily applicable to the corresponding transfer for a consideration if the value of the gift received exceeds EUR 180,759.91, but exclusively for the part of the value of the gift exceeding such amount. Law 383/2001 also introduced an anti-tax evasion mechanism whereby, in the case of a donation or other gift whose subject consists of securities falling within the scope of the withholding tax in lieu of income tax referred to in Article 5 of Legislative Decree 461/1997 (such as the Savings Shares), if the beneficiary sells the securities within five years of the donation or gift, the beneficiary will be required to pay the withholding tax as if the donation or gift had never been made.

7.5 Circulation of the Savings Shares

The Savings Shares will circulate under the regime provided for by current law for shares of the same class issued by companies established under Italian law and listed on a regulated market.

7.6 Restrictions on the transferability of the Savings Shares

There are no restrictions on the transferability of the Savings Shares.

7.7 Markets the Savings Shares will be listed on

Borsa Italiana admitted the Savings Shares to listing on MTA in decision no. 2992 adopted on 21 July 2003.

Borsa Italiana will adopt a decision fixing the date of the start of trading of the Savings Shares on MTA. This decision will be announced to the market in a stock exchange notice and a press release issued by Olivetti. It is expected that trading in the Savings Shares on MTA will begin on the day the merger becomes effective.

Olivetti has also applied to the New York Stock Exchange for the admission of the Savings Shares – and the Issuer's ordinary shares – to listing in the form of ADSs (American Depositary Shares) with effect from the day on which the Merger becomes effective, thus maintaining the existing situation with regard to Telecom Italia's savings shares.

7.8 Dilution effects

Since the distribution of the Savings Shares for the purposes of their listing on MTA will not be achieved through a public offering of new shares, there cannot be any dilution effects.

7.9 Dilution effects if pre-emption rights are not taken up

Since the distribution of the Savings Shares for the purposes of their listing on MTA will not be achieved through a public offering of new shares in relation to an increase in the Issuer's capital, there cannot be any dilution effects as a consequence of pre-emption rights not being taken up.

VIII. Information on recent transactions involving the Issuer's shares

8.1 Issue and/or placement of shares in the twelve months preceding the listing

No issues or placements of Olivetti shares were made in the twelve months prior to the date of this Listing Prospectus.

8.2 Tender or exchange offers made in the preceding or current fiscal year

Neither in 2002 nor in 2003 have third parties made tender or exchange offers for Olivetti shares.

In the same period Olivetti did not make tender or exchange offers for shares or capital parts of other companies, except as specified below.

The Tender Offer by Olivetti Telecom Italia ordinary and savings shares took place from 23 June to 18 July 2003 at a price of EUR 8.010 per Telecom Italia ordinary share and EUR 4.820 per Telecom Italia savings share. On the basis of the preliminary results, at the close of the acceptance period 501,191,677 ordinary shares and 249,631,175 savings shares had been tendered, corresponding to about 9.52% and 12.16% of Telecom Italia's ordinary and savings share capital respectively. The final results of the Tender Offer will be announced by Olivetti on 24 July 2003 in a notice published in *Il Sole 24 Ore, Milano Finanza* and *Finanza e Mercati.*

8.3 Subscription or private placement of shares and/or other financial instruments close to the listing period

With reference to the period close to the listing of the Savings Shares on MTA, there are no plans for private placements or public offerings of Olivetti shares or other Olivetti financial instruments nor for the issue of shares or other financial instruments with a view to a private placement or a public offering.

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Part III

Information on the listing

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IX. Information on the Offeror

The Savings Shares that will be issued by the Issuer will be assigned, on the day the Merger becomes effective, to the holders of Telecom Italia savings shares on the basis of the assignment ratio specified in the Merger Instrument (see Part I, Chapter I, Section 1.1).

Since no public offering is being made for the sale and/or subscription of the Savings Shares with a view to their distribution among the public for the purpose of the listing on MTA, Chapter IX is not applicable.

The information on the Issuer is contained in Part I of this Listing Prospectus.

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X. Information on the placers

Since no public offering is being made for the sale and/or subscription of the Savings Shares with a view to their distribution among the public for the purpose of the listing on MTA, Chapter X is not applicable.

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XI. Information on the public offering

Since no public offering is being made for the sale and/or subscription of the Savings Shares with a view to their distribution among the public for the purpose of the listing on MTA, Chapter XI is not applicable.

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XII. Information on the listing

12.1 Markets on which listing is being applied for

Olivetti has applied to Borsa Italiana for the admission of the Savings Shares to listing on MTA.

It has also applied to the New York Stock Exchange for the admission of the Savings Shares – and the Issuer's ordinary shares – to listing in the form of ADSs (American Depositary Shares) with effect from the day on which the Merger becomes effective.

12.2 Details of the listing decision

In decision no. 2992 adopted on 21 July 2003 Borsa Italiana admitted the Savings Shares to listing on MTA.

12.3 Start of trading

Borsa Italiana, once it has verified that the conditions to which the listing of the Savings Shares is subject are satisfied, will adopt a decision fixing the date of the start of trading of the Savings Shares on MTA. This decision will be announced to the market in a stock exchange notice and a press release issued by Olivetti. It is expected that trading in the Savings Shares on MTA will begin on the day the merger becomes effective.

12.4 Sponsor

A sponsor does not have to be appointed for the listing of the Savings Shares on MTA.

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XIII. Annexes and documentation available to the public

13.1 Annexes

- Olivetti Group financial report for the year ended 31 December 2002.

- Balance sheets and income statements for the years ended 31 December 2002, 2001 and 2000.

- Olivetti Group quarterly report for the quarter ended 31 March 2003.

- Auditor's reports on the Olivetti Group consolidated financial statements for the years ended 31 December 2002, 2001 and 2000.

- Board of Auditors' reports for the years ended 31 December 2002, 2001 and 2000.

- Extract from the Information Document drawn up under Article 70.4 of Consob Regulation 11971/1999 concerning the pro forma balance sheet for the year ended 31 December 2002 (Chapter V of the Information Document).

- Merger Plan under Article 2501-*bis* of the Civil Code.

- Bylaws that will be adopted by the Issuer upon completion of the Merger.

- Extracts from the shareholders' agreements published in accordance with Article 122 of the Financial Intermediation Law.

13.2 Documents available to the public

The documents specified below are available to the public at: the registered office of Olivetti at 77 via Jervis, Ivrea (Turin) and the registered office of Borsa Italiana at 6 piazza degli Affari, Milan. They are also available on the Issuer's website (www.olivetti.it).

- Olivetti company accounts and Olivetti Group consolidated accounts for 2002.

- Olivetti's current bylaws.

The documents specified below are available to the public at: the registered office of Olivetti at 77 via Jervis, Ivrea (Turin); (ii) the registered office of Telecom Italia at 2 piazza degli Affari, Milan; (iii) the headquarters of Telecom Italia at 41 Corso d'Italia, Rome; (iv) the registered office of Borsa Italiana at 6 piazza degli Affari, Milan; and (v) the websites www.olivetti.it e www.telecomitalia.it:
- the Information Document, to which are attached the documents referred to in Article 2501-*sexies*, first paragraph, points 1) and 3), of the Civil Code;
- the Telecom Italia Group's financial report for 2002 and quarterly report for the quarter ended 31 March 2003.

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XIV. Information on the persons responsible for the prospectus, the independent auditors and the advisors

14.1 Names and registered offices of the legal persons responsible for the Listing Prospectus

Olivetti, with registered office at 77 Via Jervis, Ivrea, assumes responsibility for the Listing Prospectus. Upon completion of the Merger, Olivetti will change its name to Telecom Italia S.p.A. and transfer its registered office to 2 Piazza degli Affari, Milan.

14.2 Declaration of responsibility

This Listing Prospectus is a true copy of that filed with Consob on 25 July 2003 and contains all the information needed to make an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Issuer and of the rights attaching to the Savings Shares admitted to listing on MTA by Borsa Italiana decision no. 2992 of 21 July 2003.

Olivetti is responsible for the completeness and accuracy of the data and information contained in this Listing Prospectus and assumes responsibility for all the other data and information it is required to know and verify.

14.3 Independent auditors

Reconta Ernst & Young S.p.A., with registered office at 18/A Via Romagnosi, Rome, performed full audits of the annual accounts of Olivetti and the consolidated accounts of the Olivetti Group for the years 2001 and 2002; it also performed limited audits of the half-yearly reports at 30 June 2001 and 30 June 2002. For all these periods it issued an unqualified opinion. The appointment Reconta Ernst & Young S.p.A. terminates with the approval of the annual accounts for 2003.

The full audit of the annual accounts of Olivetti and the consolidated accounts of the Olivetti Group for the year 2000 and the limited audit of the half-yearly report at 30 June 2000 were performed by PricewaterhouseCoopers S.p.A., with registered office at 20 Via Vittor Pisani, Milan. For both these periods it issued an unqualified opinion.

No external entities apart from the above-mentioned independent auditors have audited Olivetti's accounts in the last three years.

Olivetti S.p.A.

Legal representative



(Antonio Tesone)

Chairman of the Board of Auditors



(Professor Ferdinando Superti Furga)

ANNEXES

ANNEX I

OLIVETTI GROUP FINANCIAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2002

Olivetti Group
Consolidated Balance Sheet (in millions of euros)

ASSETS	31.12.2002	31.12.2001
A) AMOUNTS DUE FROM SHAREHOLDERS	3	1
B) FIXED ASSETS		
I. Intangible fixed assets		
1) Start-up and expansion costs	83	126
2) Industrial patents and intellectual property rights	1,269	1,291
3) Concessions, licenses, trademarks and similar rights	3,995	4,452
4) Goodwill	17	50
5) Assets in process of formation and advance payments	832	874
6) Other assets	488	590
7) Consolidation differences	27,877	31,837
Total intangible fixed assets	34,561	39,220
II. Tangible fixed assets		
1) Land and buildings	2,245	3,137
2) Plant and machinery	14,958	16,695
3) Industrial and commercial equipment	60	83
4) Other assets	691	746
5) Assets under construction and advance payments	1,495	1,436
Total tangible assets	19,449	22,097
III. Financial fixed assets		
1) Equity investments in		
subsidiary companies	19	19
associated companies	2,101	4,651
other companies	456	387
advances on future capital contributions		1,659
2) Financial receivables		
Due within 12 months from		
others	16	82
Due after 12 months from		
subsidiary company	16	
others	14	
3) Other receivables		
Due within 12 months from		
subsidiary companies	5	2
associated companies	2	
verso altri	55	80
Due after 12 months from		
associated companies	433	117
others	232	273
4) Other securities		
Guarantee deposits	1	1
Other	303	86
5) Treasury stock	393	393
Total financial fixed assets	4,046	7,750
Total financial fixed assets (B)	**58,056**	**69,067**

ASSETS	31.12.2002	31.12.2001
C) CURRENT ASSETS		
I. Inventories		
1) Raw, ancillary and consumable materials	30	42
2) Work-in progress and semi-finished products	27	29
3) Contract work-in progress	179	352
4) Finished products and goods for resale	346	436
5) Advances to suppliers	2	2
Total inventories	584	861
II. Receivables		
Due within 12 months from		
customers	8,119	8,251
subsidiary companies	41	32
associated companies	214	569
others	6,295	4,908
Due after 12 months from		
customers	1	3
others	2,065	725
Total receivables	16,735	14,488
III. Financial assets not held as fixed assets		
Equity investments	173	393
Securities	1,927	3,616
Receivables for securities held under reverse repurchase agreements	56	4
Total financial assets not held as fixed assets	2,156	4,013
IV. Liquid funds		
Bank and post office deposits	4,363	3,626
Cash	7	76
Total liquid funds	4,370	3,702
Total current assets (C)	**23,845**	**23,064**
D) ACCRUED INCOME AND PREPAID EXPENSES		
1) Discounts on bond issues and deferred charges on loans	150	131
2) Other accrued income and prepaid expenses	1,330	1,964
Total accrued income and prepaid expenses (D)	**1,480**	**2,095**
TOTAL ASSETS	**83,384**	**94,227**

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2002	31.12.2001
A)	SHAREHOLDERS' EQUITY		
I.	*Share capital*	8,845	8,784
I bis.	*Share capital increases to be filed with the Companies Register, pursuant article 2444 of the Italian Civil Code*		1
I ter.	*Share capital increase payments relating to shares to be issued*		
II.	*Additional paid-in capital*	3,765	3,765
II bis.	*Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued*		-
III.	*Revaluation reserves*	1	1
IV.	*Legal reserve*	921	921
V.	*Reserve for treasury stock*	2	2
VI.	*Other Parent Company reserves*	2,036	2,061
VII.	*Reserve for Parent Company shares held by subsidiary companies*	391	391
VIII.	*Sundry reserves, retained earnings and accumulated losses*	(3,548)	(107)
IX.	*Group income (loss) for the year*	(773)	(3,090)
Group shareholders' equity		**11,640**	**12,729**
X.	*Minority interests*	8,984	13,624
Total shareholders' equity (A)		**20,624**	**26,353**
B)	RESERVES FOR RISKS AND CHARGES		
1)	Employee pensions and similar obligations	47	66
2)	Taxation	384	759
3)	Other provisions	5,395	3,333
Total reserves for risks and charges (B)		**5,826**	**4,158**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**1,364**	**1,414**

LIABILITIES AND SHAREHOLDERS' EQUITY	31.12.2002	31.12.2001
D) PAYABLES		
Due within 12 months		
1) Bonds	813	180
2) Convertible bonds		16
3) Due to banks	3,926	7,412
4) Due to other lenders	1,104	412
5) Advances	270	399
6) Due to suppliers	5,657	6,351
7) Notes payable	241	
8) Due to subsidiary companies	16	27
9) Due to associated companies	625	421
10) Due to tax authorities	898	937
11) Due to social security authorities	257	284
12) Other payables	4,511	4,770
Due after 12 months		
1) Bonds	23,591	22,871
2) Convertible bonds	7,401	8,956
3) Due to banks	1,850	3,453
4) Due to other lenders	866	1,413
5) Due to suppliers	13	156
6) Notes payable		220
7) Due to associated companies	24	474
8) Due to tax authorities	29	82
9) Due to social security authorities	1,102	1,236
10) Other payables	49	181
Total payables (D)	**53,243**	**60,251**
E) ACCRUED EXPENSES AND DEFERRED INCOME		
Premiums on loan issues	37	
Other accrued expenses and deferred income	2,290	2,051
Total accrued expenses and deferred income (E)	**2,327**	**2,051**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**83,384**	**94,227**

MEMORANDUM ACCOUNTS	31.12.2002	31.12.2001
Personal guarantees given, net of counter- securities received	1,227	1,538
Guarantees on Group companies assets	111	163
Commitments	3,124	5,431
Other accounts	93	295
TOTAL MEMORANDUM ACCOUNTS	**4,555**	**7,427**

Olivetti Group
Consolidated Income Statement (in millions of euros)

	Year 2002	Year 2001
A) VALUE OF PRODUCTION		
1) Revenues from sales and services	31,408	32,016
2) Changes in inventories of work-in progress, semi-finished and finished products	(8)	(15)
3) Changes in contract work-in progress	(42)	(119)
4) Capitalised production	675	583
5) Other revenues and income		
grants	20	26
other	484	450
Total value of production (A)	**32,537**	**32,941**
B) COSTS OF PRODUCTION		
6) Raw, ancillary and consumable materials and goods for resale	2,315	2,640
7) Services received	9,407	9,782
8) Leases and rentals	1,166	1,096
9) Personnel		
a) Wages and salaries	3,410	3,522
b) Social security charges	1,008	1,042
c) Employee severance indemnities	218	222
d) Other	101	133
	4,737	4,919
10) Amortisation, depreciation and writedowns		
a) Amortisation of intangible fixed assets	3,462	3,565
b) Depreciation of tangible fixed assets	3,807	4,080
c) Other writedowns of fixed assets	58	17
d) Writedowns of receivables classified as current assets and of liquid funds	546	448
	7,873	8,110
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	12	(42)
12) Provisions for risks	114	389
13) Other provisions	58	97
14) Other operational expenses	839	858
Total costs of production (B)	**26,521**	**27,849**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A-B)	**6,016**	**5,092**

	Year 2002	Year 2001
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments in		
Subsidiary companies	46	9
Associated companies		8
Others	11	204
	57	221
16) Other financial income		
a) From receivables classified as fixed assets due from		
subsidiary companies		
associated companies	1	6
others	16	16
b) From securities held as fixed assets	4	3
c) From securities held as current assets	234	295
d) Other interest and financial income from		
subsidiary companies	1	1
associated companies	12	17
others	1,244	887
	1,512	1,225
17) Interest and other financial charges	(3,819)	(4,330)
Total financial income and charges (C)	**(2,250)**	**(2,884)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
18) Revaluations of		
equity investments	121	168
securities held as current assets		30
	121	198
19) Writedowns of		
equity investments	(759)	(2,157)
financial fixed assets	(40)	(49)
securities held as current assets	(108)	(188)
	(907)	(2,394)
Total value adjustments to financial assets (D)	**(786)**	**(2,196)**
E) EXTRAORDINARY INCOME AND CHARGES		
20) Income		
gains on disposals	2,553	465
other income	437	531
	2,990	996
21) Charges		
losses on disposals	(236)	(48)
prior years taxation	(8)	(5)
other charges	(8,242)	(4,052)
	(8,486)	(4,105)
Total extraordinary income and charges (E)	**(5,496)**	**(3,109)**
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A–B+C+D+E)	(2,516)	(3,097)
22) Income taxes for the year	2,210	(579)
RESULT AFTER TAXATION BEFORE MINORITY INTERESTS	(306)	(3,676)
23) Result after taxation attributable to minority shareholders	(467)	586
24) GROUP NET RESULT FOR THE YEAR	**(773)**	**(3,090)**

Explanatory Notes

Basis of presentation

The consolidated financial statements for the year ended 31 December 2002 have been prepared in accordance with Legislative Decree no. 127 of 9 April 1991. They comprise the Consolidated Balance Sheet (prepared in accordance with the formats specified in articles 2424 and 2424 bis of the Italian Civil Code with suitable adaptations), the Consolidated Income Statement (prepared in accordance with the formats specified in articles 2425 and 2425 bis of the Italian Civil Code with suitable adaptations) and these Explanatory Notes.
The Explanatory Notes are provided to illustrate, analyse and, in some cases, supplement the data reported in the financial statements. They include the information required by article 38 of Legislative Decree no. 127/1991 and by other provisions contained therein, as well as by provisions issued by the Italian Securities and Investments Board (CONSOB); they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.
The financial statements used for consolidation purposes are those at 31 December 2002 approved by the Shareholders' Meetings of the individual companies or prepared by the respective Boards of Directors for such approval, adjusted, where necessary, to eliminate entries recorded solely for fiscal purposes and to align the statements with the accounting policies adopted by the Group. Such accounting policies are consistent with legislation governing consolidated financial statements, interpreted by the accounting principles established by the Italian Accounting Profession.

Consolidation area

The consolidated financial statements at 31 December 2002 were prepared using the financial statements of the Parent Company Olivetti S.p.A. and those of the Groups and companies it controls directly and indirectly (that is to say, in which, at 31 December 2002, the Parent Company directly or indirectly held the majority of voting rights at ordinary Shareholders' Meetings, or sufficient votes to exercise a dominant influence), with the exception of a number of minor subsidiary companies and of companies sold since 31 December 2002. Specifically, Telecom Italia S.p.A. and its subsidiary companies (hereinafter referred to as the Telecom Italia Group), which contributed approximately 97% of consolidated revenues, were included through line-by-line consolidation of the consolidated financial statements of the Telecom Italia Group (approved by the Board of Directors and audited by Reconta Ernst & Young S.p.A.), after the necessary consolidation adjustments.
The complete list of investee companies is contained in the Exhibit to these Explanatory Notes ("List of companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991").
The main changes in the Telecom Italia Group consolidation area compared with 31 December 2001 are as follows:
a) inclusion in the consolidation area:
– for *Domestic Wireline*: Mediterranean Nautilus Telekomunikasyon Hizmetleri Ticaret Anonim Sirketi, Latin American Nautilus Saint Croix, Latin American Nautilus Colombia Limitada and Latin American Nautilus Bolivia;

- for *Mobile*: Timnet Usa, Starcel, Blu;
- for *Market IT*: Agrisian;
- for *Group IT*: Teco Soft Argentina;
- *for* "Others": EMSA Servizi Immobiliari, IN.TEL.AUDIT; Epiclink, Netesi.

b) exclusion from the consolidation area:
- for *Domestic Wireline*: Euro Datacom, TMI Italy-Canada and TMI do Brasil;
- for *Mobile*: Autel;
- for *Internet and Media*: Data House Group and some companies in the Internet Business Area;
- for *Market IT*: Consiel, Sogei;
- for *Group IT*: Teco Soft Espana;
- for "Others": the Telespazio Group, Emsa, Immsi, Telimm, Trainet, the 9Télécom Group, Indian Telecommunication Holding, Telecom Italia de Espana and Telecom Italia GmbH.

Telecom Italia S.p.A. spun off the International Wholesale Services business to Telecom Italia Sparkle S.p.A. (ex TMI Telemedia International Italia S.p.A.) and the Training business to Telecom Italia Learning Services S.p.A.

Consolidation principles

The most significant consolidation principles adopted for the consolidated financial statements at 31 December 2002 are as follows:

a) the assets and liabilities of the companies consolidated on a line-by-line basis are stated by eliminating the book value of each consolidated equity investment against the related portion of shareholders' equity.

b) unrealised gains and losses deriving from operations between Group companies are eliminated, as are all receivables, payables, dividends and transactions between companies in the consolidation area.

c) goodwill (or consolidation difference), defined as the difference between the purchase price of subsidiary companies and their current value at the time of acquisition, if positive, is classified under the asset heading "Consolidation differences", which represents the future earnings capacity of the company, and amortised over the period in which such goodwill is expected to provide benefit; if negative, it is classified under the equity reserve "Consolidation reserve". The income statements of subsidiaries acquired during the year are consolidated for the full year; pre-acquisition results not accruing to the Group are reversed under a specific income statement heading.

Consolidation differences relating to equity investments in associated companies, if positive, are included in the investment cost and amortised over the period in which they are expected to provide benefit.

d) minority shareholders' interests in the equity and net result for the year of the consolidated subsidiaries are disclosed separately under specific headings of consolidated shareholders' equity and consolidated income respectively.

e) capital gains and losses arising from the sale of shares in Group companies to third parties are recorded under income. In the event of a share capital increase at a Group company subscribed by a minority

shareholder only, any capital gains or losses arising as the difference between the value of the Group's share of equity before and after the various operations are recorded under income.
f) provisions and value adjustments recorded by consolidated companies to obtain tax benefits allowed under current legislation are eliminated from the consolidated financial statements, taking due account of any related tax effects.

Translation into euro of financial statements denominated in foreign currency

The financial statements of foreign subsidiary companies resident in non-European Monetary Union (EMU) countries are translated into euro by applying the year-end exchange rates to balance sheet headings and the average exchange rates for the year to income statement headings. Any differences arising in respect of the rates at the end of the previous financial year are reported separately under a specific consolidated shareholders' equity heading "Sundry reserves, retained earnings and accumulated losses".

The exchange rates used for currencies of non-EMU countries are set out below:

	Exchanges rates Euro/Local Currency				
				average for the year 2001	
	31.12.2002	31.12.2001	average for the year 2002	Telecom Italia Group	Others
European currencies					
Danish krone	7.42880	7.43650	7.43053	-	-
Norwegian krone	7.27560	7.95150	7.50888	-	-
Swedish krone	9.15280	9.30120	9.16143	-	9.14077
Hungarian forint	236.290	245.180	242.959	256.624	-
Swiss franc	1.45240	1.48290	1.46701	-	-
British pound	0.65050	0.60850	0.62879	0.62187	0.61757
Roumanian leu	35,134.6	27,817.2	35,134.6	27,817.2	-
Russian rublo	33.4790	26.8524	29.6715	26.1487	-
Polish zloty	4.02099	3.49530	3.85693	3.67004	-
Non-European currencies					
Venezuelan bolivar	1,471.33	672.432	1,471.33	679.55	640.539
Bolivian	7.85843	6.00473	6.77947	5.89386	-
Australian dollar	1.8556	1.72800	1.74053	-	-
Canadian dollar	1.65500	1.40770	1.48607	-	-
Hong Kong dollar	8.17810	6.87230	7.37650	6.98554	6.8730
Singapore dollar	1.81990	1.63060	1.69391	-	-
US dollar	1.04870	0.88130	0.94540	0.89564	0.89006
Japanese yen	124.3900	115.330	118.03372	-	108.721
Argentine peso	3.53412	1.49821	3.01204	0.89564	0.91112
Chilean peso	755.064	577.066	651.816	567.384	564.356
Colombian peso	2,993.51	2,019.22	2,369.77248	-	2,047.85
Mexican peso	10.85405	8.05711	9.13752	-	8.29024
South African rand	9.00940	10.43020	9.90602	-	7.62055
Brazilian real	3.70537	2.08224	2.77091	2.10294	2.09923
Peruvian sol	3.67150	3.03343	3.32488	-	3.13306

The financial statements of companies operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures by restating historical book values on the basis of indices that reflect the real change in the purchasing power of local currencies. In order to avoid distortions to results, the year-end exchange rates have been used to translate the income statements of these companies, rather than the average rates for the year. The following companies adopt inflation accounting procedures: Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), IS Tim Telekomunikasyon Hitzmetleri A.S. (Turkey), TECO Soft Argentina and Olivetti Argentina S.A.C.é.l..

Accounting policies

The accounting policies adopted for the preparation of the consolidated financial statements comply with those established by law and are consistent with those adopted in the previous financial year.
The accounting policies adopted for the various headings are illustrated below.

Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost including related accessory charges, and are amortised over their residual useful life; intangible fixed assets are written down to reflect any other than temporary impairment in value; their book value is reinstated in subsequent years if the reasons for such writedowns no longer apply.
Start-up and expansion costs are amortised over five years.
Industrial patents and intellectual property rights are amortised in respect of their expected useful life, over five years (for industrial patents) or predominantly over three years (software), as from the year in which they enter service.
Concessions, licences, trademarks and similar rights are amortised in respect of their expected useful life (licences are amortised over the term of the relevant contracts).
Purchased goodwill relating to the acquisition of businesses or business units is capitalised and generally amortised over five years.
Assets in process of formation and advance payments refer to costs sustained for current software development projects. Due to their nature and value, these projects are of high economic and management importance and offer significant prospects of future revenues or containment of costs.
The heading Other includes leasehold improvements (generally amortised over the term of the relevant leases), rights of way acquired by Telecom Italia to ensure extension of its transmission capacity over non-Italian territory (amortised over the residual life of the contracts with the foreign operators who own the facilities to which the rights refer).

Tangible fixed assets

Tangible fixed assets are recorded at purchase or construction cost restated in accordance with specific monetary revaluation laws and amortised over their residual useful lives.
Assets are written down to reflect any other than temporary impairment in value; the original value is reinstated in subsequent periods if the reasons for such writedowns no longer exist.
Depreciation rates applied are as follows:

Buildings	3 - 7%
Telecommunication plant and systems	3 - 33%
Plant and machinery	20 - 33%
Industrial and commercial plant	15 - 25%
Other assets	6 - 33%

Tangible fixed assets under construction are stated at the direct costs incurred.
Ordinary maintenance costs are charged in full to income.

Equity investments

Long-standing equity investments are classified as financial fixed assets; equity investments acquired for subsequent sale are classified as financial assets not held as fixed assets.
Equity investments classified as financial fixed assets in unconsolidated companies in which at least 20% of voting rights are held are valued with the equity method. Other equity investments classified as financial fixed assets in unconsolidated companies are recorded at cost written down to the corresponding portion of shareholders' equity resulting from the latest financial statements of the investee company in order to reflect other than temporary impairments in value. Losses in value in excess of the corresponding book values are recorded under reserves for risks and charges. In any case the book value of such equity investments is determined on the basis of reasonable expectations of utility and recovery in future financial periods, if lower.
Equity investments purchased for trading purposes and consequently classified under current assets, in consolidated or unconsolidated listed companies, are stated at the lower of purchase cost and realisable value based on year-end stock market prices.
Writedowns of equity investments (both those held as financial fixed assets and those held as current assets) are eliminated in subsequent years if the reasons for such writedowns no longer exist.

Other securities (other than equity investments)

Securities to be held until maturity are classified as financial fixed assets; marketable securities are classified as financial assets not held as fixed assets.
Securities held as fixed assets are stated at purchase cost adjusted on an accrual basis to reflect the difference between purchase cost and redemption value, and written down to reflect any other than temporary impairment in value.
Securities held as current assets are recorded at the lower of purchase cost, adjusted on an accrual basis to reflect the issue spread, and presumed realisable value based on market trends.
Writedowns of securities are eliminated in subsequent years if the reasons for such writedowns no longer exist.
Securities purchased through reverse repurchase agreements with an obligation of re-sale on maturity are classified as financial assets not held as fixed assets and stated at purchase cost. The differences between the spot and forward prices are charged or credited to income on an accrual basis, with a counter-item under accrued income/expenses.

Inventories

Inventories are valued at the lower of purchase or production cost and market value.
The chief methods used to determine cost are as follows:
- raw materials and finished products: LIFO based on annual layers for the Telecom Italia Group and weighted average for the Olivetti Tecnost Group;
- goods: weighted average;
- work-in-progress and semi-finished products: production cost;
- short-term contract work-in-progress: industrial cost;

– long-term contract work-in-progress: percentage of completion method, based on the agreed considerations, also taking account of presumed losses until completion and other possible related risks.
Raw materials, finished products and goods in excess of foreseeable production requirements, slow-moving items or items subject to obsolescence are written down to presumed realisable value.

Accounts receivable and payable

Accounts receivable are stated at estimated realisable value and classified under financial fixed assets or current assets.
Accounts payable are stated at face value.
Foreign currency receivables and payables are stated on the basis of year-end exchange rates; any translation gains or losses arising in respect of the original exchange rates are recorded under "financial income" and "financial charges" respectively.
Receivables due to the consolidated subsidiary TIM from almost all its dealers are transferred to a factoring company (without recourse, within the agreed limits). As each receivable falls due, the factoring company pays TIM the relative face value, minus amounts due to dealers for services rendered. TIM has not provided guarantees in respect of this operation.

Telephone Companies Employees Social Security Fund

Pursuant to law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as at 20 February 1992, as well as for all employees transferred from the Public Administration to IRITEL, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT). This coverage also extends to previous periods of employment in other companies. The amounts due were calculated by the Italian National Social Security Board (INPS) and are to be paid in 15 annual instalments. Subsequently, article 66 of Law no. 427/1993 ruled that these costs be recorded in the financial statements and deducted against taxes for the years in which the payments are made.
The amount of the liability is uncertain, since Telecom Italia and the INPS do not agree on the calculation methods to be used.
The matter is being examined in the Courts. Telecom Italia believes that the total liability at 31 December 2002 in respect of the above payments is between 964 million euros and 1,289 million euros (of which 409 million have already been paid), net of the residual amount already recorded by IRITEL and currently carried in the financial statements of Telecom Italia and TIM following the merger of IRITEL.
In accordance with accepted accounting principles, a payable for an amount equivalent to the minimum estimated liability has been recorded in the Olivetti Group's consolidated financial statements for the purposes of determining consolidation goodwill.

Accruals, prepayments and deferrals

Accruals, prepayments and deferrals are determined to reflect the correct apportionment of costs and revenues applicable to two or more financial periods.

Reserves for risks and charges

Taxation: reserves are provided to cover presumed tax liabilities (including any surcharges and arrears interest) in respect of open or disputed positions, and also to cover deferred taxes.
In addition, deferred and prepaid taxes are recognised for temporary differences between the book value and the tax value of the assets and liabilities of the individual consolidated companies, and also for consolidation adjustments.
In accordance with prudent accounting principles, prepaid tax assets are not recognised unless there is a reasonable certainty that future taxable income will be available in the years in which the temporary differences will be reversed.
Prepaid and deferred taxes are recorded in the consolidated financial balance sheet under, respectively, the current assets heading "receivables due from others" and the "reserve for taxation" as a counter-item to "income taxes for the year".
The tax benefit of tax loss carry-forwards is recognised to the extent that there is a reasonable expectation of realising the said benefit.
Deferred taxes on equity reserves not subject to taxation of consolidated companies or companies valued with the equity method are recognised when such reserves are distributed or utilised and are thus liable for taxation.

Other provisions: these amounts are provided largely to cover likely known charges whose timing and extent are however uncertain at year-end. The provisions reflect best estimates based on the commitments undertaken and the information available.

Employee severance indemnities

This provision is formed in accordance with current legislation and labour contracts and reflects the liability accrued to all employees of the consolidated companies at the balance-sheet date. Receivables arising as a result of advance tax payments on employee severance indemnities pursuant to Law no. 662 of 23 December 1996 and subsequent amendments are shown under the financial fixed assets heading "other receivables". These receivables are re-valued in compliance with the provisions of the said law.

Grants

Grants related to income (directly credited to the income statement) and grants related to assets are recognised in the period in which the documents confirming payment are filed, or in the period in which the related costs are sustained in cases when payment is based on established procedures.
Specifically, grants related to assets are recognised on an accrual basis: they are classified as deferred income and subsequently credited to income as the assets to which they refer are amortised.

Revenues

Revenues are recognised as they arise, as follows:
a) telecommunications services: in the year the services are provided; since 1999, traffic revenues have been stated gross of amounts due to third-party operators;

b) IT operations, innovative network services and other operations: to the extent that the relevant services are provided during the year;
c) manufacturing and installation operations: on delivery of goods in the case of supplies or on completion of work in the case of services, consistently with contractual commitments;
d) office products: on delivery.

Leased assets

Assets held under finance lease contracts are classified under fixed assets and depreciated beginning from the contract date at the rates applied to proprietary assets of a similar nature. A financial payable is recorded for an equivalent amount and gradually written down as payment is made. Financial charges and amortisation charges provided in respect of leased asset values are charged to income on an accrual basis. Capital gains realised on the sale of assets to leasing companies that are immediately leased back through finance lease contracts are deferred in financial statements and credited to consolidated income over the lease term.

Dividends

Dividend income from subsidiaries is recorded on accrual (i.e., in the year in which the corresponding income is earned) and eliminated during consolidation. Deferred taxes are provided in respect of such income.
In line with accrual accounting procedures, tax credits arising on collection of dividends are also classified as deferred tax assets in the year the dividends accrue, with a balance-sheet counter-item under the heading "Prepaid taxes" in other receivables.
Dividends from non-subsidiary companies and related tax credits are recorded in the year in which such dividends are declared, which generally coincides with the year of collection.

Memorandum accounts

Guarantees given - referring in the main to suretyships - are stated for an amount reflecting the value of securities, net of counter-securities received.
Purchase and sale commitments reflect year-end contractual amounts which have not been included in the normal "operating cycle" and portions not yet executed.

Derivative instruments

Financial derivative contracts are used by the Group to hedge exposure to interest rate and exchange rate risks. They are valued consistently with the underlying asset and liability positions and any net expenses connected with each single transaction are recognized in the statement of income.
For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in "financial income and expense" based on the accrual principle.
For financial instruments used to hedge exchange rate risks, the cost (or "financial component" calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in "financial income and expense" based on the accrual principle.

Non-hedging derivatives are assessed by comparing the instrument value at the contract date and its year-end value. Any losses are charged to income, while gains are not recorded since they are not realised.
Premiums collected (paid) on the sale or purchase of put and call options on listed portfolio shares are classified under "other payables" or "receivables due from others". If the option is exercised, the premium collected (paid) is treated as an accessory component of the strike price of the underlying instruments; if the option is not exercised, the premium collected (paid) is recorded under financial income (financial charges). Purchase or sale commitments in respect of the sale of put and call options are illustrated in these notes, in the section "Hedging instruments and other derivatives".

Exceptions allowed under article 2423, paragraph 4, of the Italian Civil Code

No exceptions pursuant to article 2423, par 4, of the Italian Civil Code have been made in the financial statements as at 31 December 2002.

Changes in the application of accounting policies

No changes have been adopted in accounting or evaluation policies for financial statement items in 2002.

Comments on consolidated assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets at 31 December 2002 amounted to 34,561 million euros (39,220 million euros at 31 December 2001).

(in millions of euros)	Net book value at 31.12.2001	Increases	Amortisations	Other changes	Net book value at 31.12.2002
Start-up and expansion costs	126	14	(46)	(11)	83
Industrial patents and intellectual property rights	1,291	581	(1,013)	410	1,269
Concessions, licenses, trademarks and similar rights	4,452	117	(107)	(467)	3,995
Goodwill	50	3	(9)	(27)	17
Assets in process of formation and advance payments	874	817		(859)	832
Other	590	78	(145)	(35)	488
Consolidation differences	31,837	346	(2,142)	(2,164)	27,877
Total	**39,220**	**1,956**	**(3,462)**	**(3,153)**	**34,561**

Start-up and expansion costs comprised costs relating to share capital increases.

Industrial patents and intellectual property rights essentially related to application software owned or licensed indefinitely, largely attributable to the Telecom Italia Group.

Concessions, licences, trademarks and similar rights amounted to 3,995 million euros, a decrease of 457 million euros caused mainly by exchange rate changes in South American countries (-650 million euros). They referred chiefly to the residual cost of UMTS and PCS licences.

Assets in process of formation and advance payments amounted to 832 million euros and reflected costs sustained by Telecom Italia for current software development projects.

The heading *Other* reflected a balance of 488 million euros, including:
a) 222 million euros for leasehold improvements;
b) 42 million euros for bank fees and commissions in respect of the public tender offer on Telecom Italia;
c) 148 million euros for bond issuance expenses.

Consolidation differences (or consolidation goodwill) at 31 December 2002 amounted to 27,877 million euros (31,837 million euros at 31 December 2001) and included:

• 20,692 million euros for the acquisition of 52.12% of the ordinary share capital of Telecom Italia, net of amortisation totalling 4,446 million euros.
Aggregate consolidation goodwill was originally stated at 25,534 million euros (justified by stock market prices, availability of the majority of voting rights and earnings expectations as a result of implementation of the Industrial Business Plan drawn up at the time of the public tender offer), to be amortised over 20 years beginning from the second half of 1999;
• 659 million euros for Telecom Italia shares purchased since the public tender offer, net of amortisation of 102 million euros;
• 6,509 million euros for the acquisition by the Telecom Italia Group of the equity investment in Seat Pagine Gialle and other companies.
The balance on the heading decreased by 3,960 million euros from 2001 as a result of writedowns of 1,903 million euros generated by the Telecom Italia Group, current amortisation charges totalling 2,142 million euros and the impact of Latin American currency devaluation on goodwill denominated in such currencies.

II. Tangible fixed assets

At 31 December 2002 net tangible fixed assets amounted to 19,449 million euros (22,097 million euros at 31 December 2001) and comprised:

(in millions of euros)	Gross value at 31.12.2002	Accumulated depreciation at 31.12.2002	Net book value at 31.12.2002 (a)	Net book value at 31.12.2001 (b)	Changes (a–b)
Land and buildings	3,712	1,467	2,245	3,137	(892)
Plant and machinery	56,801	41,843	14,958	16,695	(1,737)
Equipment	1,043	983	60	83	(23)
Other assets	2,101	1,410	691	746	(55)
Assets under construction	1,495	0	1,495	1,436	59
Total	**65,152**	**45,703**	**19,449**	**22,097**	**(2,648)**

Changes in tangible fixed assets during 2002 were as follows:

(in millions of euros)	
Net book value as of 31 December 2001	**22,097**
Additions	3,291
Depreciation charges	(3,807)
Changes in the consolidation area	(313)
Disposals	(541)
Translation differences and other changes	(1,278)
Net book value as of 31 December 2002	**19,449**

Additions totalled 3,291 million euros, of which 3,258 million euros for the Telecom Italia Group and 33 million euros for the other Group companies.
Additions at the Telecom Italia Group were as follows:

(in millions of euros)	Year 2002
Domestic Wireline	1,828
Mobile	1,075
South America	201
Internet and Media	28
Market IT	12
Group IT	85
Sundry operations and consolidation adjustments	29
Total	**3,258**

Additions for the other Group companies totalled 33 million euros and related to the Olivetti Tecnost Group for 26 million euros and the Olivetti Multiservices Group for 7 million euros.
Depreciation was provided at rates deemed to reflect the residual useful life of the assets concerned and related to the period of utilisation as regards additions for the period.

III. Financial fixed assets

Financial fixed assets at 31 December 2002 amounted overall to 4,046 million euros compared with 7,750 million euros at 31 December 2001, as follows:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a–b)
Equity investments	2,576	5,057	(2,481)
Advances on future capital contributions	–	1,659	(1,659)
Financial receivables	46	82	(36)
Other receivables due from:			
subsidiary companies	5	2	3
associated companies	435	117	318
other companies	287	353	(66)
Other securities	304	87	217
Treasury stock	393	393	–
Total	**4,046**	**7,750**	**(3,704)**

Equity investments

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Equity investments in unconsolidated subsidiary companies	19	19	-
Equity investments in associated companies	2,101	4,651	(2,550)
Equity investments in other companies	456	387	69
Total	**2,576**	**5,057**	**(2,481)**

Equity investments in associated companies (2,101 million euros as of 31 December 2002) comprised:

(in millions of euros)	Net book value as of 31.12.2002	Net book value as of 31.12.2001	Changes
Telekom Austria	708	1,460	(752)
GLB Serviços Interativos	13	24	(11)
Solpart Participaçoes	142	238	(96)
Mobilkom Austria	-	544	(544)
AUNA	-	690	(690)
Etec S.A.	467	551	(84)
Telekom Srbija	187	195	(8)
IS TIM	-	81	(81)
B.D.T.	-	158	(158)
IM.SER	12	141	(129)
Netco Redes	22	125	(103)
Telemaco immobiliare	-	91	(91)
Tiglio I	242	-	242
Tiglio II	74	-	74
Mirror International Holding	94	94	-
Italtel Holding	43	65	(22)
Stream	19	32	(13)
Other	78	162	(84)
Total	**2,101**	**4,651**	**(2,550)**

The aggregate value of these equity investments includes the residual amount to be amortised (504 million euros at 31 December 2002 and 1,688 million euros at 31 December 2001) of the positive consolidation difference arising at the time of acquisition between the purchase cost and the value of the corresponding net equity portion of the investee companies. The consolidation difference mainly referred to Telekom Austria (315 million euros) and Etec S.A. (100 million euros).

Other receivables

Other receivables classified as financial fixed assets (but not included in the net financial position) amounted to 727 million euros at 31 December 2002 (of which 62 million euros short-term and 665 million euros medium/long-term). They included 94 million euros for receivables, including revaluations, arising from advance tax payments on employee severance indemnities, 435 million euros due from associated companies, mainly for borrowings granted by the Telecom Italia Group to its foreign investee companies, and 85 million euros for loans to personnel.
At 31 December 2001 other receivables amounted to 472 million euros, of which 82 million euros short-term and 390 million euros medium/long-term.

Other securities

The balance on this heading at 31 December 2002 totalled 304 million euros (87 million euros at 31 December 2001).

Treasury shares held by the Parent Company and by its subsidiary Olivetti International S.A.

At 31 December 2002 Olivetti S.p.A. and Olivetti International S.A. held a total of 214,628,828 Parent Company ordinary shares, carried at a book value of 393 million euros. Treasury shares held by the Parent Company Olivetti S.p.A. (2,697,500) are carried at 2 million euros and arose partly from purchases authorised by the Shareholders' Meeting of stock held by employees of the Parent Company and its subsidiaries. The shares held by Olivetti International S.A. (211,931,328) were obtained in joint exchange for Tecnost S.p.A. shares following the upstream merger of Tecnost into Olivetti and are carried at an aggregate value of 391 million euros, the original book value of the Tecnost shares.

C) Current assets

I. Inventories

Net inventories at 31 December 2002 amounted to 584 million euros (861million euros at 31 December 2001):

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Raw, ancillary and consumable materials	30	42	(12)
Work-in progress and semifinished products	27	29	(2)
Total manufacturing inventories	57	71	(14)
Finished products and goods for resale:			
in respect of group core business	323	409	(86)
property for sale	23	27	(4)
	346	436	(90)
Contract work-in progress	179	352	(173)
Advance payments	2	2	-
Total	**584**	**861**	**(277)**

Long-term contract work-in-progress reflected considerations due under contractual terms, according to the percentage of completion method.
Property for sale comprised land and buildings already owned by the Olivetti Group, as well as residential real estate whose construction or restructuring had not been completed by the contractors at 31 December 2002.

II. Receivables

Accounts receivable not held as fixed assets amounted to 16,735 million euros at 31 December 2002 (14,488 million euros at 31 December 2001).

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Receivables due within 12 months	14,669	13,760	909
Receivables due after 12 months	2,066	728	1,338
Total	**16,735**	**14,488**	**2,247**

Receivables due within 12 months

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Financial receivables:			
Interest-bearing current accounts and loans			
subsidiary companies	23	7	16
associated companies	12	206	(194)
third parties	960	599	361
	995	**812**	**183**
Non financial receivables due from:			
subsidiary companies	18	25	(7)
associated companies	202	363	(161)
trade customers	8,967	9,081	(114)
others	5,374	4,354	1,020
	14,561	**13,823**	**738**
less: allowance for doubtful accounts	(887)	(875)	(12)
Totale	**14,669**	**13,760**	**909**

Trade receivables before allowances for bad debts amounted to 8,967 million euros and referred in the main to amounts due for telecommunications services and supplies of office products. They related to Telecom Italia (3,753 million euros), TIM (1,404 million euros) and the Seat Pagine Gialle Group (894 million euros). They also included 1,107 million euros for amounts due from other telecommunications services providers.

Receivables were written down to estimated realisable value. Such writedowns mainly concerned amounts due to the Group's telecommunications companies.

During 2002, Telecom Italia S.p.A. transacted securitisation operations which generated a decrease of 849 million euros in trade receivables at 31 December 2002, of which 757 million euros were not yet due, and a decrease of 826 million euros in net financial indebtedness.

Factoring operations totalling 3,969 million euros were also arranged, of which 3,843 million euros relating to the Telecom Italia Group and 126 million euros to other Group companies; ceded receivables not yet due at 31 December 2002 amounted to 585 million euros.

Other short-term non-financial receivables amounted to 5,374 million euros (4,354 million euros at 31 December 2001), as follows:

(in millions of euros)	31.12.2002	31.12.2001	Changes
Subsidies and grants due from the State and other public bodies	59	43	16
Amounts collected from customers, currently being credited	98	210	(112)
Amounts due from tax authorities	2,092	2,215	(123)
Prepaid taxes	2,151	991	1,160
Amounts due from employees	95	94	1
Sundry amounts due (from the State and other public bodies)	879	801	78
Total	**5,374**	**4,354**	**1,020**

Receivables due after 12 months

Receivables due after 12 months amounted to 2,066 million euros at 31 December 2002 (728 million euros at 31 December 2001), as follows:

- 2,039 million euros for prepaid taxes (704 million euros at 31 December 2001), of which 210 million euros for the entry in the Olivetti consolidated financial statements only of the Telephone Companies Employee Social Security Fund payable (which the Telecom Italia Group accounts for on a cash basis);
- 27 million euros for other receivables (24 million euros in 2001).

III. Financial assets not held as fixed assets

These assets totalled 2,156 million euros at 31 December 2002 (4,013 million euros at 31 December 2001).

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Equity investments in subsidiary companies	169	247	(78)
Equity investments in associated companies	-	134	(134)
Other equity investments	4	12	(8)
Securities	1,927	3,616	(1,689)
Receivables for securities held under reverse repurchase agreements	56	4	52
Total	**2,156**	**4,013**	**(1,857)**

Equity investments available for future divestments are classified under current assets and carried at the lower of purchase cost and estimated realisable value based on December stock market prices.
At 31 December 2002, equity investments in subsidiary companies amounted to 169 million euros and related primarily to shares held by companies in the Telecom Italia Group. The reduction was largely due to the Telecom Italia writedown on TIM shares.
Equity investments acquired for trading purposes relating to listed companies, including companies consolidated on a line-by-line basis, are classified as Securities and carried at the lower of purchase cost and estimated realisable value based on year-end stock market prices.

Securities amounted overall to 1,927 million euros at 31 December 2002 and were held in the main by Group finance companies in connection with trading activities; they included 278 million euros for securities held by the Telecom Italia Group and 1,649 million euros for securities held by other Olivetti Group companies, in particular bonds (517 million euros), own bonds (649 million euros) and other securities (483 million euros).

IV. Liquid funds

At 31 December 2002 liquid funds amounted to 4,370 million euros (3,702 million euros at 31 December 2001), including 1,255 million euros for the Telecom Italia Group. They consisted mainly of cash held in bank current accounts.

D) Accrued income and prepaid expenses

Accrued income and prepaid expenses amounted to 1,480 million euros at 31 December 2002 (2,095 million euros at 31 December 2001).

(in milions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a–b)
Accrued income:			
interest income			
within 12 months	358	366	(8)
after 12 months		12	(12)
other	9	100	(91)
Total accrued income	**367**	**478**	**(111)**
Prepaid expenses:			
interest charges			
within 12 months	22	59	(37)
after 12 months	465	693	(228)
other	476	734	(258)
Discounts on bond issues and other similar charges on loans	150	131	19
Total prepaid expenses and discounts	**1,113**	**1,617**	**(504)**
Total	**1,480**	**2,095**	**(615)**

Prepaid expenses in respect of financial charges due after 12 months amounted to 465 million euros at 31 December 2002 and consisted of the redemption premium on the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 bonds issued by the Parent Company in 2001 and on the 2000-2005 1% Bond exchangeable for Telecom Italia shares issued by Olivetti Finance N.V., for the portions not accruing in 2002.

Comments on liabilities and shareholders' equity

A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. at 31 December 2002, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,845,239,632 ordinary shares with a par value of 1 euro each (8,783,701,564 ordinary shares at 31 December 2001) for an aggregate value of 8,845,239,632 euros (8,783,701,564 euros at 31 December 2001).

The following operations determined the net increase of 61,538,068 euros during 2002:

• share capital increases subscribed by 31 December 2001 for an aggregate amount of 839,593 euros, filed with the Companies Register in January 2002, as follows:

- 780,895 euros following conversion of 780,895 "Olivetti floating rate 1998-2002" bonds;
- 52,575 euros following exercise of 52,575 "Olivetti 1998-2002 ordinary share warrants";
- 6,123 euros following exercise of 12,246 "Olivetti 2001-2002 share warrants";

• share capital increases for an aggregate 26,954 euros following exercise in December 2001 of 21,033 "Olivetti 1998-2002 ordinary share warrants" and 11,842 "Olivetti 2001-2002 share warrants" in respect of which the corresponding shares were issued and filed with the Companies Register in 2002;

• share capital increases for an aggregate 32,161,563 euros following the conversion of bonds, comprising:

- 28,797,733 euros following conversion of 28,797,733 "Olivetti floating rate 1998-2002" bonds with a par value of 1,000 Italian lire each (equivalent to 0.5165 euro), after utilisation of 13,924,945 euros from the "Reserve tied to conversion of Olivetti floating rate 1998-2002 bonds" formed following re-denomination of share capital in euros;
- 134,430 euros following conversion of 134,430 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" (in addition to a share premium of 215,088 euros);
- 3,229,400 euros following conversion of 3,229,400 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium";

• share capital increases for an aggregate 28,509,958 euros following exercise of warrants, comprising:

- 22,831,828 euros par value following exercise of "Olivetti 1998-2002 ordinary share warrants"; this increase consisted of 11,791,655 euros against payment of 0.5165 euros (equivalent to 1,000 Italian lire) per share and 11,040,173 euros on a free basis (through use of the "Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants" formed following the re-denomination of share capital in euros);
- 5,654,982 euros par value following exercise of a similar number of "Olivetti 1999-2001 share warrants" assigned to Parent Company and subsidiary managers;
- 2,688 euros par value (in addition to a share premium of 8,114 euros) following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12 Olivetti shares per warrant; the issue was effected for 620 euros against payment and for 2,068 euros on a free basis through use of the "Reserve tied to exercise of ex Tecnost 1999-2004 warrants" formed following the re-denomination of Tecnost S.p.A. share capital in euros;

– share capital increase for 20,460 euros par value (in addition to a share premium of 17,739 euros) following exercise of 40,920 "Olivetti 2001-2002 ordinary share warrants".

Future potential changes in share capital and proxies assigned to Directors

The following were still outstanding at 31 December 2002:
– 137,355,625 "Olivetti ex Tecnost 1999-2004 warrants" with a floating exercise price. Exercise of these warrants would determine an aggregate share capital increase including the share premium varying from a minimum of 581.5 million euros (January 2003) to a maximum of 711.7 million euros (June 2004), as well as 118.4 euros from utilisation of pre-established free share capital increase reserves;
– 487,409,258 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" which would generate a share capital increase for an aggregate par value of 487.4 million euros (in addition to a share premium of 779.9 million euros);
– 2,409,663,062 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium" in respect of which a similar number of Olivetti ordinary shares could still be issued at 31 December 2002 for an aggregate par value of 2,409.7 million euros.
The Board of Directors' meeting of 24 February 2000 implemented the proxy granted pursuant to art. 2443 of the Italian Civil Code by the Extraordinary Shareholders' Meeting of 7 April 1999 to carry a resolution for a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free warrants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share capital increases of 2001) corresponding to the normal value of Olivetti ordinary shares at the date of the Board of Directors' meeting.
The warrants were to have been exercised in three groups in the period between 1 November and 15 December of 2002, 2003 and 2004 and could be accumulated until the end of the Plan.
Subsequently, the Board of Directors' meeting of 9 February 2001 passed a resolution to revoke the previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share capital increases of 2001). The shares are reserved for managers of the Parent Company and its subsidiaries and service the warrants to be assigned to such managers under the "February 2002 – December 2004 Three-Year Stock Option Plan", with no changes to terms and conditions applying to stock options (a total of 1,330,000) already assigned to managers on the payroll as of 24 February 2000 who had since left the Group's employ.
The Shareholders' Meeting of 8 May 2002 upheld the Board of Directors' proposal of 13 October 2001 and passed a resolution to revoke the non-utilised portions of the proxies pursuant to articles 2443 and 2420 ter granted with the resolutions carried by the Shareholders' Meetings of 7 April 1999 and 13 October 2001 (amounting respectively to a maximum of 6,740 million euros and 10,051 million euros).
Therefore any future operation on capital or any operation that may have an effect on capital (to be executed directly or through a request for new proxies, by means of issuance of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights to the Company shares) will be submitted for Shareholder approval on a case-by-case basis.
The Shareholders' Meeting of 8 May 2002 also passed a resolution empowering the Directors, pursuant to article 2420 ter of the Italian Civil Code, to issue bonds in euros or foreign currency, in one or more

instances, over a maximum period of five years as from the date of the resolution, for a maximum aggregate amount of 9 billion euros, within the limits permitted under law on a case-by-case basis, and to establish the procedures, terms, conditions and regulations thereof.

I bis. Share capital increases to be filed with the Companies Register pursuant to art. 2444 of the Italian Civil Code

The balance on this heading amounted to 200,198 euros at 31 December 2002 (839,593 euros at 31 December 2001). It reflects the par value of the shares issued by Olivetti S.p.A. in respect of share capital increases effected in 2002, which had not been filed with the Companies Register by the end of the year.

I ter. Share capital increase payments relating to shares to be issued

At 31 December 2002 the balance on this Parent Company heading was zero (26,954 euros at 31 December 2001).

II. Additional paid-in capital

This Parent Company reserve amounted to 3,765,365,301 euros at 31 December 2002 compared with 3,765,113,918 euros at 31 December 2001, a net increase of 251,383 euros which reflected the following movements:

- 10,442 euros relating to 12,044 shares (issued at 1.867 euros per share) arising from the exercise in December 2001 of a similar number of "Olivetti 2001-2002 share warrants" for which the relevant shares were issued in 2001 and registered in 2002 (6,123 shares) or issued and registered in January 2002 (5,921 shares);
- 215,088 euros relating to 134,430 shares issued following conversion of a similar number of bonds (with a par value of 2.60 euros per bond) of the series "Olivetti 1.5% 2001-2004 convertible with redemption premium";
- 17,739 euros relating to 20,460 shares issued (at a price of 1.867 euros per share) following exercise of 40,920 "Olivetti 2001-2002 share warrants";
- 8,114 euros relating to 2,688 shares issued following exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" at a price of 3.249 euros per share.

II bis. Additional paid-in capital in respect of share increases to be filed with the Companies Register and of shares to be issued

This Parent Company reserve (which is not shown in the Consolidated Balance Sheet given the immaterial amount involved) amounted to 126,941 euros at 31 December 2002 (10,442 euros at 31 December 2001).

III. Revaluation reserves

This Parent Company reserve of 1,128,827 euros (unchanged from 31 December 2001) consists of the revaluation reserve originally stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A..

IV. Legal reserve

This Parent Company reserve amounted to 920,809,760 euros at 31 December 2002 (unchanged from 31 December 2001).

V. Reserve for treasury stock

This Parent Company reserve of 2,298,156 euros reflects the value of 2,697,500 shares issued and held by Olivetti S.p.A. and carried in the balance sheet under the appropriate financial fixed assets heading.

VII. Other reserves

a) Other Parent Company reserves

At 31 December 2002 these reserves reflected an aggregate amount of 2,036,088,939 euros compared with 2,061,056,125 euros at 31 December 2001, a total net decrease of 24,967,186 euros.

1) Extraordinary reserve

At 31 December 2002 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2001).

2) Restricted reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants

This reserve was formed following the free share capital increase at Tecnost S.p.A. and the simultaneous re-denomination of share capital in euros. It is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants". At 31 December 2002 it amounted to 118,369,170 euros, down by 2,068 euros from 31 December 2001 due to exercise of 2,400 warrants during the year.

3) Restricted reserves tied to conversion of Olivetti bonds and exercise of Olivetti warrants

These reserves (formed following the re-denomination of Olivetti share capital in euros) amounted to an aggregate 19,241,691 euros at 31 December 2002 compared with 44,206,809 euros at 31 December 2001. The decrease of 24,965,118 euros reflects:
- for 13,924,945 euros, use of the "Reserve for conversion of Olivetti floating rate 1998-2002 bonds" (which decreased from 14,852,133 euros to 927,188 euros) following conversion of 28,797,733 bonds;
- for 11,040,173 euros, use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 11,203,283 euros to 163,110 euros) following exercise of 22,831,828 warrants.

At 31 December 2002 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2001, (and for 643,112 euros still restricted as tied to the exercise of no.1,330,000 warrants still outstanding), and the "Reserve for exercise of Olivetti 1999-2001 subscription rights (warrants or options) reserved for managers of Parent Company and its subsidiaries" for 3,886,872 euros, also unchanged from 31 December 2001.
After closure of the conversion period for Olivetti 1998-2002 floating rate bonds and the exercise period for Olivetti 1998-2002 share warrants, Olivetti 1999-2001 subscription rights and no. 28,170,000 Olivetti 2002-2004 subscription rights (stock options), at 31 December 2002 the corresponding reserves, which reflected an aggregate balance of 18,598,579 euros, were no longer restricted.

4) Non-taxable reserves

These reserves, amounting overall to 10,217,010 euros (unchanged from 31 December 2002), were originally carried by Tecnost S.p.A. They were re-formed in the Olivetti balance sheet following the merger of Tecnost into and with Olivetti. Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

b) Reserve for Parent Company shares held by subsidiary companies

This reserve amounted to 391 million euros at 31 December 2002 (unchanged from 31 December 2001) in respect of 211,931,328 Olivetti shares held by the subsidiary Olivetti International S.A., and received in exchange for Tecnost S.p.A. shares following the merger of Tecnost into and with Olivetti.

VIII. Sundry reserves, retained earnings and accumulated losses

At 31 December 2002 this heading reflected a negative balance of 3,548 euros (a negative balance of 107 million euros at 31 December 2001). It included sundry reserves, retained earnings/accumulated losses, exchange rate differences from the translation of financial statements denominated in foreign currency and other net equity headings relating to subsidiaries that were not eliminated during consolidation.

Total Group shareholders' equity

At 31 December 2002 consolidated shareholders' equity pertaining to the Group amounted to 11,640 million euros (12,729 million euros at 31 December 2001).

The reconciliation of the consolidated net result pertaining to the Group and the Parent Company net result for 2002 is set out below:

(in millions of euros)	Net result for the year
Net result shown in the Olivetti S.p.A. statutory financial statements as of 31 December 2002	**(6,240)**
Elimination of dividend income from subsidiary companies	(1,245)
Elimination of the writedown of Telecom Italia equity investment recorded by the Parent Company for tax purposes only	8,051
Amortization of consolidation goodwill on the acquisition of Telecom Italia shares	(1,293)
Results of subsidiary companies as adjusted for consolidation purposes and other changes	(46)
Net result shown in the consolidated financial statements of the Olivetti Group as of 31 December 2002	**(773)**

The reconciliation of consolidated shareholders' equity pertaining to the Group and Parent Company shareholders' equity at 31 December 2002 is set out below:

(in millions of euros)	Shareholders' equity
Amount shown in the Olivetti S.p.A. statutory financial statements as of 31 December 2002	**9,031**
Lower carrying value in Olivetti S.p.A. statutory accounts of Telecom Italia equity investment	2,607
Higher carrying value in Olivetti S.p.A. statutory accounts of other equity investments with respect to the relevant shareholders' equity portions (as adjusted for consolidation purposes)	(101)
Other differences	103
Amount shown in the consolidated financial statements of the Olivetti Group as of 31 December 2002	**11,640**

X. Minority interests

Minority interests at 31 December 2002 and 2001 were as follows:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Reserves	8,517	14,210	(5,693)
Result of the year	467	(586)	1,053
Total	**8,984**	**13,624**	**(4,640)**

Total shareholders' equity

Total shareholders' equity at 31 December 2002 and 2001 (Group shareholders' equity and minority interests) amounted to 20,624 million euros and 26,353 million euros respectively, and comprised:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a-b)
Capital and reserves			
Group	12,413	15,819	(3,406)
minority interests	8,517	14,210	(5,693)
	20,930	30,029	(9,099)
Net result of the year			
Group	(773)	(3,090)	2,317
minority interests	467	(586)	1,053
	(306)	(3,676)	3,370
Total	**20,624**	**26,353**	**(5,729)**

B) Reserves for risks and charges

Reserves for risks and charges at 31 December 2002 and 2001 amounted to 5,826 million euros and 4,158 million euros respectively and comprised:

1) Employee pensions and similar obligations

This reserve includes liabilities accruing to the employees of a number of Group companies operating abroad. At 31 December 2002 it amounted to 47 million euros, compared to 66 million euros at 31 December 2001.

2) Taxation

This reserve includes the provision for tax risks and the provision for deferred taxes.
The reserve for tax risks is provided in relation to potential charges on open or disputed tax positions. At 31 December 2002 it amounted to 344 million euros (378 million euros at 31 December 2001), of which 198 million euros relating to the Telecom Italia Group (154 million euros at 31 December 2001), 103 million euros to Olivetti Finance N.V. (202 million euros at 31 December 2001) and 43 million euros to other Olivetti Group companies.
The tax position of the Parent Company Olivetti S.p.A. is illustrated in the Explanatory Notes to the Olivetti S.p.A. Financial Statements.
Deferred taxes and prepaid taxes are calculated on temporary differences between the tax values of assets and liabilities and the corresponding book values carried in the Group companies' balance sheets used for consolidation purposes, as well as on consolidation adjustments, based on local tax rates in each country.

Deferred taxes and prepaid taxes are set off only when permitted under tax laws and for each financial year in which temporary differences are expected to be reversed.
Deferred tax liabilities which are not set off against prepaid taxes are included in the Reserve for deferred taxes, while prepaid taxes which are not set off against deferred taxes are classified under the current assets heading Other receivables.

The balance on deferred and/or prepaid taxes at 31 December 2002 reflected a net tax asset of 4,150 million euros, compared with a net tax asset of 1,314 million euros at 31 December 2001, and comprised:

(in millions of euros)	31.12.2002	31.12.2001	Changes
Reserves for deferred taxes	40	381	(341)
Prepaid tax assets	(4,190)	(1,695)	(2,495)
Net tax liability (asset)	**(4,150)**	**(1,314)**	**(2,836)**

Prepaid tax assets referred to the Telecom Italia Group for 3,546 million euros and to Olivetti S.p.A. for 624 million euros.
As of 31 December 2002 Olivetti Group companies had tax losses brought forward, not utilised to post deferred tax assets, representing an aggregate amount of approximately 3,200 million euros.

3) Other provisions

At 31 December 2002 these reserves amounted to an overall total of 5,395 million euros (3,333 million euros at 31 December 2001). They included reserves provided by Telecom Italia Group companies for 4,950 million euros, as follows:

- provisions of 293 million euros for risks relating to investee companies, consisting largely of extraordinary charges relating to the new strategic guidelines;
- a provision of 1,942 million euros relating to forward purchase commitments on Seat Pagine Gialle shares, for the estimated unrecoverable amount of the original strike price: following re-negotiation of the strike price on 25 February 2002, the entire 2001 provision of 569 million euros was re-classified under payables due to other lenders; in November the payable was early repaid to JP Morgan Chase with a consideration of 500 million euros, equivalent to the present value of the payable;
- a provision of 43 million euros at Seat Pagine Gialle, for charges relating to the exercise of put options by the founder shareholders of Consodata S.A.;
- provisions of 850 million euros at TIM, to cover guarantees given by the Group in favour of Is Tim bank creditors and the loan granted directly by the Group;
- provisions for contractual and sundry risks totalling 946 million euros, mainly at Telecom Italia; these included current and prior-year provisions relating to the spin-off of the "Grandi Immobili" business and the disposals of Italtel, Telespazio and the satellite consortia; the amounts reversed to income related almost entirely to the termination of the agreement for the sale of Stream to News Corporation and Vivendi Universal/Canal+ (59 million euros);
- provisions of 299 million euros for restructuring charges, including 194 million euros at Telecom Italia;

- provisions of 453 million euros for technological upgrades and charges relating to Tim's regulatory position;
- provisions of 124 million euros at Telecom Italia Finance (ex Sogerim) for financial charges on the bond loan.

The other reserves of 445 million euros for the other Olivetti Group companies included provisions of 201 million euros for contractual risks arising from the disposal of equity investments.

C) Reserve for employee severance indemnities

This heading reflects accrued severance liabilities pursuant to current legislation and employment contracts in the countries in which the consolidated companies operate.
The movements on the reserve during 2002 were as follows:

(in millions of euros)

Balance as of 31 December 2001	**1,414**
Indemnity accrued	216
Indemnities paid in the year	(168)
Other changes, net	(98)
Balance as of 31 December 2002	**1,364**

D) Payables

Payables at 31 December 2002 totalled 53,243 million euros (60,251 million euros at 31 December 2001), of which 40,631 million euros were financial payables (46,819 million euros at 31 December 2001) and 12,612 million euros were trade and other payables (13,432 million euros at 31 December 2001).

Financial payables

(in millions of euros)	31.12.2002 short-term	31.12.2002 long-term	31.12.2002 total	31.12.2001 short-term	31.12.2001 long-term	31.12.2001 total
Bonds						
Telecom Italia Group	113	10,511	10,624	180	8,003	8,183
Olivetti S.p.A.					400	400
Finance companies controlled by Olivetti	700	13,080	13,780		14,468	14,468
Total	813	23,591	24,404	180	22,871	23,051
Convertible bonds						
Telecom Italia Group		1,964	1,964		2,500	2,500
Olivetti S.p.A.		4,184	4,184	16	4,188	4,204
Finance companies controlled by Olivetti		1,253	1,253		2,268	2,268
Total		7,401	7,401	16	8,956	8,972
Due to banks						
Telecom Italia Group	3,225	1,803	5,028	6,895	3,340	10,235
Other companies	701	47	748	517	113	630
Total	3,926	1,850	5,776	7,412	3,453	10,865
Due to other lenders						
Telecom Italia Group	775	644	1,419	977	1,186	2,163
Other companies	329	222	551	35	227	262
Total	1,104	866	1,970	1,012	1,413	2,425
Due to suppliers						
Telecom Italia Group	8	13	21	13	155	168
Other companies						
Total	8	13	21	13	155	168
Notes payable						
Telecom Italia Group	241		241		220	220
Other companies						
Total	241		241		220	220
Due to subsidiary companies						
Telecom Italia Group	8		8	29		29
Other companies				2		2
Total	8		8	31		31
Due to associated companies						
Telecom Italia Group	374	24	398	67	474	541
Other companies						
Total	374	24	398	67	474	541
Due to tax authorities						
Telecom Italia Group	18	14	32	18	32	50
Other companies	8		8			
Total	26	14	40	18	32	50
Other payables						
Telecom Italia Group	327	45	372	935	173	1,108
Other companies						
Total	327	45	372	935	173	1,108
Total						
Telecom Italia Group	**5,089**	**15,018**	**20,107**	**9,114**	**16,083**	**25,197**
Other companies	**1,738**	**18,786**	**20,524**	**570**	**21,664**	**22,234**
Consolidation adjustments				**(612)**		**(612)**
Total	**6,827**	**33,804**	**40,631**	**9,072**	**37,747**	**46,819**

The Olivetti Group's main debt components are illustrated below:

Telecom Italia Group

Bonds amounted to 10,624 million euros, an increase of 2,441 million euros compared with 31 December 2001. They were as follows:

- an international bond issued by the subsidiary company Sogerim (merged with Telecom Italia Finance) for a total of 6,000 million euros. The issue was subdivided into three tranches: one, floating rate notes for 1,000 million euros maturing 20 April 2004; two, fixed rate bonds for 3,000 million euros maturing 20 April 2006; three, fixed rate bonds for 2,000 million euros maturing 20 April 2011;
- floating rate notes for a total of 1,500 million euros issued by Telecom Italia (the first issue in the Global Medium Term Note Programme with Telecom Italia as issuer). The bond matures on 21 June 2005, and is callable at par by the issuer as from the end of second year and with each subsequent coupon;
- bonds maturing in 2003 issued by Brazil's Tele Nordeste Celular and Tele Celular Sul for an aggregate amount of 108 million euros;
- bonds maturing between 2007 and 2023 issued by Entel Chile for an aggregate amount of 208 million euros;
- bonds issued by the TDL Infomedia Ltd. Group, maturing between 2009 and 2010, for an aggregate amount of 116 million euros.
- a 2,500 million euro fixed rate bond issued by Telecom Italia on 1 February 2002 and subdivided into two 1,250 million euro tranches maturing on 1 February 2007 and 1 February 2012 respectively. The issue is part of the "Global Note Programme";
- a 2002 - 2022 bond reserved for current and retired employees of Italian companies controlled directly and indirectly by Telecom Italia, for 192 million euros.

Convertible bonds refer to a bond issued in March 2001 by Sogerim (merged with Telecom Italia Finance) for 2,500 million euros, exchangeable into TIM or Seat Pagine Gialle shares, with the issuer having the right to make a cash settlement. The bond matures after five years, with early redemption rights for investors as from the end of the third year. The bond was reduced by 536 million euros due to the bond buy-back by Telecom Italia Finance, which subsequently cancelled the notes.

Amounts due to banks amounted to 5,028 million euros and were collateralised by mortgages for 25 million euros and pledges for 229 million euros; the decrease in respect of 31 December 2001 was 5,207 million euros.

Amounts due to other lenders totalled 1,419 million euros, a decrease of 744 million euros from 31 December 2001. They include amounts due at Seat Pagine Gialle for a loan granted by Seat Pagine Gialle Finance s.r.l., a corporate securitisation vehicle wholly owned by third parties, which operates pursuant to law no. 130/99 (780 million euros), amounts due at Telecom Italia for short-term loans granted by T.I. Securitisation Vehicle s.r.l. for surplus liquidity generated in connection with the securitisation operation (165 million euros), and loans granted to Telecom Italia by the Cassa Depositi e Prestiti (284 million euros).

Amounts due to associated companies amounted to 398 million euros, and included 393 million euros for amounts due to Teleleasing in respect of finance lease contracts.

Amounts due to tax authorities totalled 32 million euros and referred to the agreements with the tax authorities regarding the notices of assessment served on Telecom Italia in 2001.

Amounts due in respect of notes payable totalled 241 million euros. They comprised investment certificates of 221 million euros maturing in June 2003 issued by Seat Pagine Gialle as part of the securitisation operation with Seat Pagine Gialle Finance s.r.l. and short-term finance bills for 20 million euros issued by Telecom Italia.

Other payables amounted to 372 million euros. They included 181 million euros at Telecom Italia (including 176 million euros for security lending operations) and 161 million euros at the TIM Group for residual amounts due to the Ministry of Communications for acquisition of the UMTS licence in Italy and Greece.

Other companies

Bonds amounted overall to 13,780 million euros. For each one, the original rate and any credit protection step-ups are disclosed separately below. All hedging operations are analysed in the section "Hedging instruments and other derivatives".

• Olivetti International N.V. – 700 million euros
– bond (1998-2003) with a fixed annual 5.875% coupon + 0.15% step-up maturing in May 2003;
• Olivetti International N.V. – 1,500 million euros
– bond (1999-2009) with a fixed annual 5% coupon + 0.15% step-up maturing in February 2009 ;
• Olivetti International N.V. – 100 million Swiss francs equivalent to 69 million euros
– Swiss franc bond (1986-2046) with a fixed annual 5.625% coupon maturing in June 2046;
• Olivetti Finance N.V. (originally Olivetti International Finance N.V.) – 4,200 million euros
– bond (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004;
• Olivetti Finance N.V. – 200 million euros
– bond (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005;
• Olivetti Finance N.V. – 500 million euros
– bond (2002-2005) with a floating rate coupon linked to quarterly EURIBOR + 130 basis points. Bondholders may extend maturity for subsequent periods of 21 months up to an overall maximum term of 10 years;
• Olivetti Finance N.V. –1,100 million euros
– bond (2002-2006) with a floating rate quarterly coupon + 1.25% spread maturing in January 2006;
• Olivetti Finance N.V. –1,750 million euros
– bond (2002-2007) with a fixed annual 6.5% coupon maturing in April 2007;
• Olivetti Finance N.V. (originally Olivetti International Finance N.V.) – 2,350 million euros
– bond (1999-2009) with a fixed annual 6 1/8% coupon + 0.45% step-up maturing in July 2009;
• Olivetti Finance N.V. – 1,000 million euros
– bond (2002-2012) with a fixed annual 7.25% coupon maturing in April 2012;

• Olivetti Finance N.V. - 20 billion yen equivalent to 161 million euros
- bond (2002-2032) with a fixed six-monthly 3.55% coupon maturing in May 2032 (callable by the issuer annually as from the tenth year);
• Olivetti Finance N.V. - 250 million euros
- bond (2002-2032) with a fixed annual 7.77% coupon maturing in August 2032.
All the above Olivetti Finance N.V. bonds were issued under the Euro Medium Term Note programme (EMTN).

Convertible bonds amounted overall to 5,437 million euros, as follows:
• Olivetti Finance N.V.: 2000-2005 bond for 765 million euros exchangeable for Telecom Italia ordinary shares, with a fixed annual 1% coupon and redemption premium of 113.41% of the issue price (approximately 15.22 euros per bond) maturing in November 2005. The loan determined an aggregate payable of 868 million euros. The yield on maturity is 3.5% per annum and the exchange will be one Telecom Italia share for each bond;
• Olivetti S.p.A.: 2001-2004 bond for 1,267 million euros convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 105.07759% of the issue price (2.6 euros per bond) maturing in January 2004. The loan determined an aggregate payable of 1,331 million euros. The yield on maturity is 3.25% per annum and the conversion rate is one Olivetti share for each bond.
• Olivetti Finance N.V.: 2002-2004 zero-coupon bond for 385 million euros maturing in March 2004. The loan is convertible into 41,400,000 Telecom Italia ordinary shares (at an exercise price of 9.30 euros per share);
• Olivetti S.p.A.: 2001-2010 bond for 2,410 million euros convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 118.37825% of the issue price (1.0 euros per bond) maturing in January 2010. The loan determined an aggregate payable of 2,853 million euros. The yield on maturity is 3.5% per annum and the conversion rate is one Olivetti share for each bond.

Amounts due to banks amounted to an aggregate 748 million euros (630 million euros at 31 December 2001). The main items were as follows:
• Olivetti S.p.A.:
- IMI research loans pursuant to law no. 346/1988, for 47 million euros, average rate of 12.4742% at 31 December 2002 before interest-relief grants, to be repaid by the end of 2004 (27 million euros falling due by 31.12.2003);
- other loans totalling 644 million euros, average rate of 3.886% at 31.12.2002, to be repaid by the end of 2003.
• Olivetti Tecnost Group:
- loans totalling 40 million euros (13 million euros falling due by 31.12.2003);
- other short-term payables for 17 million euros.

Amounts due to other lenders amounted to an aggregate 551 million euros, as follows:
• Olivetti S.p.A.: subsidised loans for technological innovation (FIT) totalling 13 million euros (3 million euros falling due by 31.12.2003), average rate of 4.0994% at 31.12.2002, to be repaid by 2012;
• other loans for 32 million euros;

• other companies:
- a financing contract for 174 million euros due 29.10.2029 granted to Olivetti International Finance N.V. by a Japanese investor; the borrowing previously took the form of a bond loan; this 20 billion yen loan bears a fixed 5% coupon + 0.45% step-up in relation to a notional capital of 185.6 million US dollars;
- other loans totalling 31 million euros (5 million euros falling due by 31.12.2003);
- short-term payables due to other lenders for 301 million euros.

* * *

Financial payables totalling 40,631 million euros may be analysed by currency as follows:

(in millions of euros)	31.12.2002	31.12.2001
EMU currencies	35,465	42,502
Other currencies	5,166	4,317
Total	**40,631**	**46,819**

At 31 December 2002 financial payables due after five years amounted to 12,703 million euros, as follows:

(in millions of euros)	31.12.2002	31.12.2001
Bonds	12,408	8,804
Amounts due to banks	4	350
Amounts due to other lenders	291	597
Total	**12,703**	**9,751**

Overall net financial indebtedness at 31 December 2002 amounted to 33,399 million euros (38,362 million euros at 31 December 2001) as shown in the table below:

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a–b)
Debt			
short-term	6,827	9,072	(2,245)
medium/long-term	33,804	37,747	(3,943)
Interest accruals and deferrals	1,157	889	268
Total gross financial indebtedness (A)	**41,788**	**47,708**	**(5,920)**
Financial fixed assets:			
financial receivables due within 12 months	16	82	(66)
financial receivables due after 12 months	30		30
Current assets:			
financing and interest bearing current accounts	995	812	183
financial assets not held as fixed assets	1,983	3,620	(1,637)
liquid funds	4,370	3,702	668
Interest accruals and prepayments			
due within 12 months	530	425	105
due after 12 months	465	705	(240)
Total financial resources (B)	**8,389**	**9,346**	**(957)**
Net financial indebtedness (A–B)	**33,399**	**38,362**	**(4,963)**

At 31 December 2002 financial payables were secured by guarantees on Group assets for a total of 283 million euros.

Trade and other payables

(in millions of euros)	31.12.2002 short-term	long-term	total	31.12.2001 short-term	long-term	total
Advances						
Telecom Italia Group	263		263	388		388
Other companies	7		7	11		11
Total	270		270	399		399
Due to suppliers						
Telecom Italia Group	5,442		5,442	6,058	1	6,059
Other companies	207		207	280		280
Total	5,649		5,649	6,338	1	6,339
Due to subsidiary companies						
Telecom Italia Group	8		8	8		8
Other companies						
Total	8		8	8		8
Due to associated companies						
Telecom Italia Group	247		247	349		349
Other companies	4		4	5		5
Total	251		251	354		354
Due to tax authorities						
Telecom Italia Group	558	7	565	822	50	872
Other companies	314	8	322	97		97
Total	872	15	887	919	50	969
Due to social security authorities						
Telecom Italia Group	248	1,102	1,350	271	1,236	1,507
Other companies	9		9	13		13
Total	257	1,102	1,359	284	1,236	1,520
Other payables						
Telecom Italia Group	4,140	4	4,144	3,727	8	3,735
Other companies	44		44	108		108
Total	4,184	4	4,188	3,835	8	3,843
Total						
Telecom Italia Group	**10,906**	**1,113**	**12,019**	**11,623**	**1,295**	**12,918**
Other companies	**585**	**8**	**593**	**514**		**514**
Total	**11,491**	**1,121**	**12,612**	**12,137**	**1,295**	**13,432**

Amounts due to suppliers totalled 5,649 million euros and included 513 million euros due to other telecommunications services providers.

Amounts due to tax authorities totalled 887 million euros (969 million euros at 31 December 2001) and included current income taxes, indirect duties and taxes and withholdings to be paid.
The current tax payable of 244 million euros reflects a reasonable estimate of the current income tax liabilities of Group companies computed with reference to local tax regulations; the payable for other

taxes at 31 December 2002 refers in the main to tax withholdings applied by Group companies in their capacity as withholding agents.
The tax position of Olivetti S.p.A. is illustrated in the Explanatory Notes to the Parent Company financial statements.

Amounts due to social security authorities totalled 1,359 million euros and referred to contributions accrued and due to social security authorities; the heading includes 595 million euros in respect of the residual Telecom Italia payable due to the INPS in connection with the estimated re-absorption charge for former ASST personnel, pursuant to law no. 58/1992.
The heading also includes the payable of 568 million euros to the former Telephone Companies Employee Social Security Fund (FPT) for Telecom Italia Group employees, which was incorporated under compulsory national insurance on 1 January 2001. The amount was recorded in the Olivetti Group consolidated financial statements at the time of determination of consolidation goodwill on the acquisition of the Telecom Italia Group.

Other payables amounted to 4,188 million euros and included:
- 1,604 million euros for customer-related items: subscriber payments for conversations, prepaid rentals and prepaid traffic charges;
- 1,394 million euros for contributions regarding operation of telecommunications services;
- 720 million euros for payables relating to staff management;
- 470 million euros for other items of a miscellaneous and recurring nature.

* * *

Payables due after 12 months, excluding the Telephone Companies Employee Social Security Fund payable of 568 million euros, totalled 34,357 million euros, falling due as follows:

(in millions of euros)	from 2 to 5 years	after 5 years	Total
Debt			
Telecom Italia Group	10,693	4,325	15,018
Other companies	10,408	8,378	18,786
Trade and other payables			
Telecom Italia Group	296	249	545
Other companies	8		8
Total	**21,405**	**12,952**	**34,357**

E) Accrued expenses and deferred income

Accrued expenses and deferred income at 31 December 2002 totalled 2,327 million euros (2,051 million euros at 31 December 2001):

(in millions of euros)	31.12.2002 (a)	31.12.2001 (b)	Changes (a–b)
Accrued expenses:			
interest charges	1,110	875	235
other	58	92	(34)
Total accrued expenses	**1,168**	**967**	**201**
Deferred income:			
grants related to assets	325	349	(24)
other	787	721	66
premiums on loans	37		37
interest income	10	14	(4)
Total deferred income	**1,159**	**1,084**	**75**
Total	**2,327**	**2,051**	**276**

Hedging instruments and other derivatives

The Olivetti Group enters into forward contracts to hedge risks associated with exchange rate fluctuations among the currencies of denomination of commercial and financial transactions undertaken by Group companies.

At 31 December 2002, the Olivetti Group companies had forward contracts and options for the purchase or sale of foreign currency at pre-arranged rates of exchange for the equivalent of 702 million euros, comprising hedging contracts for 537 million euros on financial operations transacted by Olivetti International S.A. and exchange-risk hedges for 165 million euros arranged by Olivetti Finance N.V. (on the 20 billion yen 2002/2032 bond issued by Olivetti Finance N.V.).

The Olivetti Group enters into Interest Rate Swaps (IRS), Currency and Interest Rate Swaps (CIRS) and other hedging agreements to mitigate the possible effects of interest rate fluctuations. At 31 December 2002, the Group companies had short- and long-term forward contracts covering financial liabilities based on a total notional capital amount for the equivalent of 16,735 million euros (5,881 million euros relating to Telecom Italia Group companies and 10,854 million euros relating to other Olivetti Group companies), as illustrated below:

(in millions of euros)	31.12.2002
Telecom Italia Group	
Interest Rate Swaps (IRS) and Interest Rate Options (IRO)	5,054
Cross Currency and Interest Rate Swaps	827
Total	**5,881**
Other companies	
IRS contracts expiring June 2046, carried out by Olivetti International S.A. on the bonds of 100 million Swiss francs (1986-2046) issued by Olivetti International N.V.	69
IRS contracts with cap structures, expiring February 2009, carried out by Olivetti International S.A. and Olivetti Finance N.V. on the bonds of euro 1,500 million (1999-2009) issued by Olivetti International N.V.	1,500
IRS contracts, expiring May 2003 carried out by Olivetti International S.A. on the bonds of euro 700 million (1998-2003) issued by Olivetti International N.V.	700
CIRS *contracts expiring* October 2029 *carried out* by Olivetti S.p.A., *on the loan of* Yen 20 *billion received by* Olivetti International Finance N.V.	174
IRS contracts, expiring May 2032 carried out by Olivetti Finance N.V. on bonds of Yen 20 billion issued by Olivetti Finance N.V.	161
IRS contracts (with cap and floor structures) carried out by Olivetti Finance N.V.:	
expiring July 2009 on the bonds of euro 2,350 million issued by Olivetti Finance N.V. , originally issued by Olivetti International Finance N.V. (1999-2009)	2,350
expiring July 2004 on the bonds of euro 4,200 million issued by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V. (1999-2004)	4,000
expiring March 2005 on the bonds of euro 500 million issued by Olivetti International Finance N.V. (2002-2005)	500
expiring January 2006 on the bonds of euro 1,100 million issued by Olivetti Finance N.V. (2002-2006)	800
expiring April 2007 on the bonds of euro 1,750 million issued by Olivetti Finance N.V. (2002-2007)	250
expiring April 2012 on the bonds of euro 1.000 million issued by Olivetti Finance N.V. (2002-2012)	350
Total	**10,854**
Total hedging contracts	**16,735**

Telecom Italia Group

The Telecom Italia Group used derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed rate and floating rate bank loans and bonds, and cross currency and interest rate swaps (CIRS) and currency forwards to convert currency loans - mainly in dollars and euros - into the accounting currencies of the various Group companies.
IRSs and IROs respectively involve or may involve the exchange, with the counterparts, of interest flows calculated on the reference notional value at the agreed fixed or floating rates, at the specified maturity dates. The notional value does not represent the amount exchanged and therefore does not constitute a measure of exposure to credit risk, such exposure being limited instead to the amount of interest or interest differentials to be received at the interest date.
The same also applies to CIRSs, which involve the exchange of the principal, in the respective currencies of denomination, at maturity and eventually for cash, in addition to the settlement of periodic interest flows. Counterparts to derivative contracts are selected from among the top rated banks and financial institutions and are continually monitored in order to minimise the risk of default.

Other companies

The main hedging agreements with regard to the medium/long-term debt positions of the other companies in the Olivetti group are analysed below.

With regard to the 1986/2046 100 million Swiss franc 5.625% fixed rate bond (69 million euros) expiring in June 2046 issued by Olivetti International N.V., Olivetti International S.A. has arranged an IRS for the full amount and maturity, to convert the annual fixed rate into a six-monthly floating rate in Swiss francs.

With regard to the 1999/2009 1,500 million euro 5%+0.15% step-up fixed rate bond maturing in February 2009 issued by Olivetti International N.V., Olivetti International S.A. and Olivetti Finance N.V. have arranged the following hedging contracts for the full amount and maturity:

- IRS for 500 million euros to convert the annual fixed rate into a quarterly floating rate with a protection structure applicable until the 1-year swap rates exceed the 5-year swap rates and simultaneous floor sale at 2.50%;
- IRS for 500 million euros to convert the annual fixed rate into a quarterly 4.30% fixed rate (if 3-month Euribor remains under 5.80%), or into a quarterly floating rate less 0.50% (if 3-month Euribor exceeds 5.80%), and simultaneous cap sale for 500 million euros at the USD six-monthly rate of 7.10%;
- IRS for 250 million euros to convert the annual fixed rate into a fixed 4.15% rate (if 6-month Euribor fixed in arrears remains under 6.65%) or into a six-monthly floating rate fixed in arrears (if 6-month Euribor exceeds 6.65%), with a protection structure applicable until the USD 5-year swap rates exceed the GBP 5-year swap rates with a 1% increment;
- IRS for 250 million euros to convert the annual fixed rate into a six-monthly floating rate fixed in arrears, with a protection structure applicable until the USD 5-year swap rates exceed the GBP 5-year swap rates with a 1% increment.

With regard to the 1998/2003 700 million euros annual 5.875%+0.15% step-up fixed-rate bond maturing in May 2003 issued by Olivetti International N.V., Olivetti International S.A. has arranged IRS for a similar amount and maturity to convert the annual fixed rate into a rate linked to the six-monthly and two-year rates in Swiss francs, fixed in arrears.

With regard to the fixed-rate 20 billion yen borrowing expiring in October 2029 received by Olivetti International Finance N.V., Olivetti S.p.A. has arranged a CIRS for the full amount and similar expiration, to convert the rate into an annual 5.525% fixed rate until 2004 and subsequently into an annual 6.08% fixed rate (or into a floating rate, as the counterpart prefers) until maturity (on a principal of 174.2 million euros). The interest rate and currency risk hedging structure is applicable as long as Olivetti S.p.A. is in bonis.

With regard to the 2002/2032 bond for 20 billion yen (equivalent to 161 million euros) with a 3.55% fixed-rate coupon maturing in May 2032 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged an IRS with similar maturity to convert the annual fixed rate into a 1.68% fixed rate until 2012 and subsequently into a six-monthly floating rate until maturity. The interest-rate and currency risk hedging structure is applicable as long as Olivetti S.p.A. is in bonis.

With regard to the Olivetti Finance N.V. 1999/2009 bond for 2,350 million euros with an annual 6.125%+0.45% step-up fixed rate (originally issued by Olivetti International Finance N.V.), Olivetti Finance N.V. has arranged IRS for the full amount and similar maturity to convert the annual fixed rate as follows:
a) into a 3.55% fixed rate until January 2003 and subsequently into a floating rate linked to the US six-monthly rates fixed in arrears for 1,000 million euros with the following additional hedges:
- cap purchase at 5.17%
- cap sale at 6.44%
- floor sale at 1.50% until July 2003 and subsequently at 3.25% until maturity;

b) into a 4.1475% fixed rate until January 2003 and subsequently into a floating rate linked to six-monthly Euribor fixed in arrears for 750 million euros with the following additional hedges:
- cap purchase at 5.50%
- cap sale at 7.125% on the USD 6-month rate fixed in arrears as from July 2005
- floor sale at 2.375% as from July 2003;

c) into a six-monthly 5.55% fixed rate for 250 million euros until 30 January 2003, subsequently into a 5.5745% fixed rate if 6-month Euribor remains below 7%, or into a six-monthly floating rate if 6-month Euribor exceeds 7%, with a protection structure application until the 1-year swap rates exceed the 5-year swap rates;
d) into a six-monthly 5.0025% fixed rate for 350 million euros until 30 January 2003 and subsequently into a 5.12% fixed rate until July 2003, into a floating rate linked to quarterly Euribor fixed in arrears until July 2004 and subsequently until maturity into a floating rate linked to quarterly USD Libor and Euribor, whichever is the higher.

With regard to the Olivetti Finance N.V. 1999/2004 bond for 4,200 million euros with an annual 5.375%+0.45% step-up fixed rate (originally issued by Olivetti International Finance N.V.) maturing in

July 2004, Olivetti Finance N.V. has arranged the following hedges with similar maturity for a total of 4,000 million euros:
a) for 500 million euros, conversion of the annual fixed rate into a six-monthly fixed rate of 4.1829% until January 2003 and subsequently of 4.63% until maturity;
b) for 1,000 million euros, conversion of the annual fixed rate into 12-month Euribor fixed in arrears (of which 500 million euros already fixed at 5.375% until July 2003) with a floor sale for a similar amount at 3.15% fixed in arrears (to be applied if at fixing 12-month Euribor is below 2.65%);
c) conversion of the annual fixed rate until January 2003 into a six-monthly fixed rate of 4.83% for 500 million euros and of 4.4675% for a further 1000 million euros, with conversion of the annual fixed rate into a six-monthly floating rate fixed in arrears;
d) for 500 million euros, conversion of the annual fixed rate (4.8 % until January 2003) into quarterly Euribor fixed in arrears with floor sale at 3.25% for 450 million euros (applicable if at fixing 3-month Euribor is below 2.75%);
e) for 500 million euros, conversion of the annual fixed rate into a six-monthly floating rate linked to the CHF 2-year swap rate with six-monthly fixing in arrears.

With regard to the 2002/2005 bond for 500 million euros with a quarterly floating rate maturing in March 2005 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS with similar maturity to convert the floating rate into an average quarterly fixed rate of 4.0865%.

With regard to the 2002/2006 bond for 1,100 million euros with a quarterly floating rate maturing in January 2006 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS for 800 million euros with similar maturity to convert the floating rate as follows:
a) into a quarterly floating rate for 200 million euros linked to the quarterly USD or euro rate, whichever is the higher, with a protection structure applicable until the CHF quarterly rates are below the USD rates;
b) into a six-monthly floating rate fixed in arrears for 600 million euros with the following additional hedges:
- floor sale at 3% (to be activated if at fixing six-monthly Euribor is below 2.50%)
- cap sale at 5%
- digital cap purchase to be activated if the six-monthly rate fixed in arrears exceeds 4%.

With regard to the 2002/2007 bond for 1,750 million euros with a 6.50% fixed rate maturing in April 2007 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS for 250 million euros with similar maturity to convert the annual fixed rate as follows: for 250 million euros into a six-monthly fixed rate of 5.75% until April 2003, 5.774% until April 2005, with a protection structure applicable as long as the 30-year euro swap rate exceeds the 5-year swap rate.

With regard to the 2002/2012 bond for 1,000 million euros with a 7.25% fixed rate maturing in April 2012 issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS contracts with similar maturity and with the following protection structure applicable as long as the 10-year euro swap rate exceeds the two-year swap rate, to convert the annual fixed rate as follows:

- for 250 million euros, into a quarterly 5.85% fixed rate unless Euribor fixed in advance exceeds 6% or into a quarterly floating rate;
- for 100 million euros, into a quarterly 5.61% fixed rate unless the USD Libor rate exceeds 7% or into a quarterly floating rate tied to USD Libor.

* * *

The following operations have also been arranged to hedge securities or other portfolio assets:

- IRS and CIRS arranged by Telecom Italia Finance and TIM Celular on financial assets for 150 million euros;
- treasury hedging contracts for a notional capital of 1,433 million euros;
- IRS arranged by Olivetti International S.A. and Olivetti Finance N.V. on securities for a nominal value of, respectively, 50 million euros and 300 million euros;
- contracts arranged by Olivetti S.p.A. to hedge the currency risk on the restricted deposit denominated in USD, for 41 million euros.

Memorandum accounts

A. Personal guarantees given and counter-securities received

At 31 December 2002 personal guarantees given directly or indirectly through banks and insurance companies amounted to 1,823 million euros (2,344 million euros at 31 December 2001), of which 965 million euros in respect of unconsolidated subsidiaries and associated companies (1,656 million euros at 31 December 2001).
Personal guarantees given at 31 December 2002 were as follows:
• guarantees given by the Telecom Italia Group in the interest of unconsolidated subsidiaries and associated companies (957 million euros), consolidated subsidiaries (5 million euros), and third parties (529 million euros) in respect of medium/long-term financial operations, supply contracts and telephony licences abroad, for a total of 1,491 million euros;
• suretyships and counter-securities given by other companies in the Olivetti Group in the interest of unconsolidated subsidiaries and associated companies (8 million euros), consolidated subsidiaries (69 million euros) and third parties (32 million euros), for a total of 109 million euros;
• 213 million euros for guarantees given by Olivetti S.p.A. to the Italian State Railways in the interest of Wind S.p.A. (formerly Infostrada S.p.A.);
• 1 million euros for guarantees given by Olivetti S.p.A. with regard to fulfilment of trade supplies by Getronics S.p.A. (formerly Wang Global S.p.A.);
• 9 million euros for other guarantees.
At 31 December 2002, the Olivetti Group had counter-securities in respect of the above guarantees for an amount totalling 596 million euros (806 million euros at 31 December 2001), as follows:
• counter-securities from third parties for 378 million euros relating to guarantees given by Telecom Italia S.p.A.;
• counter-securities from Mannesmann AG for 213 million euros relating to the guarantees given by Olivetti S.p.A. to the Italian State Railways;
• counter-securities from Getronics for 1 million euros.

B. Guarantees on Group assets

These guarantees related to pledges and mortgages set up on Telecom Italia Group assets in respect of non-financial operations for an amount totalling 111 million euros at 31 December 2002 (163 million euros at 31 December 2001). They included pledges on IS Tim shares given by TIM International to guarantee fulfilment of obligations stipulated in IS Tim's supply contracts with Ericsson and Siemens.
Guarantees on Group assets securing financial operations are analysed in the section on financial payables.

C. Commitments

At 31 December 2002 the Olivetti Group had contractual commitments for an aggregate amount of 3,124 million euros (5,431 million euros at 31 December 2001), of which 3,077 million euros for the Telecom Italia Group and 47 million euros for the other companies.

Telecom Italia Group commitments amounted to 3,077 million euros (5,369 million euros at 31 December 2001) as follows:

- a commitment of 2,417 million euros for the Telecom Italia put option on Seat Pagine Gialle shares, which was updated following the re-negotiation on 25 February 2002 of the put and call options agreed with JP Morgan Chase on Seat Pagine Gialle shares; the revised agreement reduced the original strike price (from 4.2 euros to 3.4 euros per share). To guarantee fulfilment of the put on Seat Pagine Gialle shares, Telecom Italia Finance provided a Direct Participation Letter of Credit, in favour of JP Morgan Chase Equity Limited, for 1,940 million euros.
Additionally, the 2002 year-end valuation of the call option on Seat Pagine Gialle shares generated a provision of 1,942 million euros to the reserve for risks and charges, for the estimated non-recoverable strike price following the decision to view the Seat P.G. Directories operations as a non-core business;
- 195 million euros for the Group commitment on the sale of the equity investment in Telekom Srbija to PTT Serbia;
- 55 million euros for the Seat Pagine Gialle commitment to purchase 9,122,733 Seat Pagine Gialle shares from shareholder-managers of TDL Infomedia Ltd. and the residual 0.27% of TDL Infomedia Ltd.;
- 34 million euros for leases of which 17 million towards Teleleasing;
- 20 million euros for the TIM commitment to purchase Blu core network assets from Wind;
- 10 million euros for the Telecom Italia S.p.A. commitment to purchase the residual 14% shareholding in Epiclink from Pirelli and the other shareholders;
- 10 million euros for the commitment to sell Tess to Accenture;
- 7 million euros for the commitment on the sale of Siteba to the other shareholders;
- 329 million euros for other commitments.

The commitments of the other Olivetti Group companies amounted to an aggregate 47 million euros (62 million euros at 31 December 2001), as follows:

- 35 million euros for leases;
- 6 million euros for trade receivables guaranteed by Olivetti S.p.A. in respect of the sale of the O.i.S. group to GFI Informatique S.A.;
- 6 million euros for other commitments.

D. Other memorandum accounts

At 31 December 2002, other memorandum accounts totalled 93 million euros (295 million euros at 31 December 2001), of which 88 million euros for the Telecom Italia Group (287 million euros at 31 December 2001). They related to third-party assets deposited with consolidated companies, mainly in the IT sector.
The reduction of 199 million euros at the Telecom Italia Group arose as a result of the deconsolidation of Sogei and the Telespazio group.

E. Other information

At 31 December 2002 the aggregate value of Telecom Italia commitments for rentals on buildings payable to IMSER 60, Tiglio I and Tiglio II under the terms of 21-year contracts was 3,818 million euros. The amount accruing to each year is 209 million euros.
TIM is drawing up a purchase and sale commitment with H3G, regarding the transfer of certain equipment and property lease contracts as a result of the new valuation of the Blu business sold to H3G.

Comments on the consolidated income statement

A) Value of production

1) Net revenues from sales and services

Net revenues from the sale of products and supply of services in 2002 amounted to 31.408 million euros compared with 32,016 million euros in 2001, a decrease of 608 million euros, or –1.9%.
The revenue breakdown by business sector is set out in the table below:

(in millions of euros)	Year 2002 (a)	%	Year 2001 (b)	%	Changes (a–b)	%
Telecom Italia Group Business Units						
Domestic Wireline	17,022	54,2	17,168	53,6	(146)	(0,9)
Mobile	10,867	34,6	10,250	32,0	617	6,0
South America	1,409	4,5	1,534	4,8	(125)	(8,1)
Internet and Media	1,991	6,3	1,957	6,1	34	1,7
Market IT	912	2,9	1,198	3,8	(286)	(23,9)
Group IT	1,215	3,9	1,198	3,7	17	1,4
Other operations and consolidation adjustments	(3,016)	(9,6)	(2,487)	(7,8)	(529)	21,3
Total Telecom Italia Group	**30,400**	**96,8**	**30,818**	**96,3**	**(418)**	**(1,4)**
Other Olivetti Group activities						
Information Technology	932	3,0	1,130	3,5	(198)	(17,5)
Property management and services	76	0,2	68	0,2	8	11,8
Total Olivetti Group	**31,408**	**100,0**	**32,016**	**100,0**	**(608)**	**(1,9)**

4) Capitalised production

Capitalised production amounted to 675 million euros, and related entirely to the Telecom Italia Group.

5) Other revenues and income

Other revenues and income for 2002 amounted to 504 million euros (476 million euros in 2001) and included:
- 20 million euros in grants relating to costs for research, development and technological innovation;
- 65 million euros for the portion of capitalised grants credited to income as accrued, relating entirely to the Telecom Italia Group;
- 106 million euros for charges to customers for late bill payments;
- 313 million euros of other income from ordinary operations, arising mainly from indemnities and refunds, recovery of expenses and sundry income.

B) Costs of production

6) Purchases of raw, ancillary and consumable materials and goods for resale

In 2002 this heading totalled 2,315 million euros (1,779 million euros for the Telecom Italia Group) compared with 2,640 million euros in 2001 (1,972 million euros for the Telecom Italia Group) and included costs for the supply of materials relating to the Group's core businesses.

7) Costs of services

These costs amounted to 9,407 million euros in 2002 compared to 9,782 million euros in 2001.
The decrease of 375 million euros related to the Telecom Italia Group for 323 million euros and to the other Group companies for 52 million euros.

8) Leases and rentals

This heading included rentals for buildings and other asset lease and hire charges. In 2002 it amounted to 1,166 million euros, compared to 1,096 million euros in 2001. The increase of 70 million euros reflected higher costs of 76 million euros at the Telecom Italia Group.

9) Personnel

Payroll costs in 2002 amounted to 4,737 million euros (4,919 million euros in 2001) and included 4,540 million euros for the Telecom Italia Group, of which 3,373 million euros relating to the companies that provide telecommunications services.
In 2002 the aggregate average number of staff employed by the Olivetti Group was 107,079 equivalent units, compared with 113,974 equivalent units in 2001.
In terms of geographical distribution, in 2002 the average number of employees was 87,737 heads in Italy (93,610 in 2001) and 19,342 heads abroad (20,364 in 2001).
The staff breakdown by category in Italy (different categories apply in other countries) was as follows:

(employees)	Year 2002	Year 2001
ITALY		
Managers	2,058	2,214
Supervisors	5,271	5,031
White collars	71,608	76,092
Blue collars	8,800	10,273
Total average in Italy	**87,737**	**93,610**
Average abroad	**19,342**	**20,364**
TOTAL AVERAGE	**107,079**	**113,974**

10) Amortisation, depreciation and writedowns

Depreciation and amortisation charges in 2002 totalled 7,269 million euros and included 3,462 million euros relating to intangible fixed assets and 3,807 million euros relating to tangible fixed assets.
Charges in 2001 amounted to 7,645 million euros and included 3,565 million euros relating to intangible fixed assets and 4,080 million euros relating to tangible fixed assets.
Amortisation of intangible fixed assets (3,462 million euros) included 1,293 million euros in respect of consolidation goodwill on the acquisition of Telecom Italia (1,299 million euros in 2001) and 2,056 million euros for amortisation charges at the Telecom Italia Group.
Writedowns in 2002 amounted to 604 million euros and included 58 million euros relating to fixed assets and 546 million euros relating to receivables classified under current assets. Writedowns in 2001 totalled 465 million euros.

12-13) Provisions for risks and Other provisions

Provisions for risks and Other provisions amounted overall to 172 million euros in 2002 (486 million euros in 2001). They included 153 million euros of provisions for Telecom Italia Group contractual risks and risks relating to legal disputes and 19 million euros of provisions at other Olivetti Group companies, mainly in respect of risks on equity investments.

14) Other operational expenses

Other operational expenses amounted to 839 million euros (858 million euros in 2001) and included:

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a-b)
Duties for communications activities	431	524	(93)
Losses on disposal of intangible and tangible fixed assets	36	29	7
Taxes (other than on income) and duties accrued in the year, including ICI (local tax on real estate)	123	125	(2)
Other charges	249	180	69
Total	**839**	**858**	**(19)**

C) Financial income and charges

15) Income from equity investments

Income from equity investments amounted to 57 million euros (221 million euros in 2001) and included:

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a-b)
Dividends and tax credits	51	30	21
Other income from equity investments	6	191	(185)
Total	**57**	**221**	**(164)**

16) Other financial income

Other financial income amounted to 1,512 million euros in 2002 (1,225 million euros in 2001) and included:

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a–b)
Interest income and gains on fixed income securities	125	295	(170)
Interest income and commissions from:			
unconsolidated subsidiary companies	1	1	-
associated companies	13	23	(10)
banks	185	197	(12)
customers	2	2	-
Exchange rate gains	508	257	251
Other	678	450	228
Total	**1,512**	**1,225**	**287**

17) Interest expense and other financial charges

Interest expense and other financial charges amounted to 3,819 million euros (4,330 million euros in 2001), of which 2,717 million euros for the Telecom Italia Group (3,075 million euros in 2001). The heading comprised:

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a–b)
Interest and other charges on bonds	1,751	1,501	250
Exchange rate losses	905	392	513
Banks and other	1,163	2,437	(1,274)
Total	**3,819**	**4,330**	**(511)**

D) Value adjustments to financial assets

18) Revaluations

Revaluations amounted to 121 million euros, reflecting upward adjustments on unconsolidated equity investments valued with the equity method.
The heading amounted to 198 million euros in 2001

19) Writedowns

This heading totalled 907 million euros (2,394 million euros in 2001), reflecting writedowns for other than temporary impairments of value on equity investments valued at cost, downward adjustments of equity investments valued with the equity method and writedowns of securities to reflect other than temporary impairments of value (on securities classified under fixed assets) and to reflect market value

(on securities held as current assets). It also included amortisation of goodwill arising on the acquisition of equity investments valued with the equity method.
Writedowns arose as follows:
- amortisation of goodwill arising on the acquisition of equity investments valued with the equity method for 80 million euros (316 million euros in 2001), a reduction of 236 million euros compared with 2001, as a result of the goodwill writedowns applied in 2001;
- writedowns for 259 million euros on securities and equity investments held as current assets (509 million euros in 2001) and for 40 million euros on securities held as fixed assets (49 million euros in 2001), with an overall reduction of 123 million euros compared with 2001;
- the Group's share of losses at investee companies valued with the equity method, for 528 million euros (1,569 million euros in 2001); specifically, Stream for 246 million euros (241 million euros in 2001), Is Tim (Turkey) for 171 million euros (334 million euros in 2001).
The heading was not affected by the results of the equity investments in Astrolink, Nortel Inversora (Telecom Argentina) and the AUNA Group, which had a negative impact of 700 million euros in 2001. No change was made in the Nortel Inversora equity investment which, in accordance with prudent accounting policies, was written off in the consolidated balance sheet at 31 December 2001. The consolidated book values of the AUNA Group and the Astrolink company at 31 December 2001 were retained until the equity investments were sold, on 1 August 2002 and 30 November 2002 respectively, as a result of the sale of the Telespazio Group.

(in millions of euros)	Year 2002 (a)	Year 2001 (b)	Changes (a-b)
Equity investments	759	2,157	(1,398)
Financial fixed assets other than equity investments	40	49	(9)
Securities classified as current assets other than equity investments	108	188	(80)
Total	**907**	**2,394**	**(1,487)**

E) Extraordinary income and charges

20) Extraordinary income

Extraordinary income, at 2,990 million euros (996 million euros in 2001), included 2,553 million euros of capital gains from disposals during the year (465 million euros in 2001) and 437 million euros from sundry and other income (531 million euros in 2001).
Capital gains from disposals amounted to 2,553 million euros, of which 2,413 million euros at the Telecom Italia Group, including:
- 1,245 million euros from the sale of the full 26.89% shareholding in AUNA;
- 484 million euros from the sale of the 19.61% shareholding in Bouygues Décaux Télécom (BDT);
- 234 million euros from the sale of the full 100% shareholding in EMSA, Telimm as well as of real estate and activities as part of Project Tiglio;
- 133 million euros from the acceptance by the Finsiel Group of the public tender offer on Lottomatica;

• 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds 14.78%) of the entire 25% shareholding in Mobilkom Austria;
• 110 million euros from the sale of the entire 40% shareholding in Telemaco Immobiliare;
• 70 million euros from the sale of 100% of Telespazio;
• 22 million euros from other minor sales.
The capital gains totalling 140 million euros posted by the other Group companies included:
• 107 million euros from the acceptance by Olivetti S.p.A. and Olivetti International S.A. of the public tender offer on Lottomatica;
• 26 million euros from the sale of the entire shareholding in OMS2, as part of Project Tiglio;
• 7 million euros from other disposals.
Other extraordinary income totalling 437 million euros included 401 million euros at the Telecom Italia Group, as follows:
• 131 million euros from recovery of pre-amortisation interest in respect of integration charges pursuant to Law no. 58/1992 paid on a conditional basis to the Italian National Insurance Board (INPS) until 1999, after the dispute was resolved in favour of Telecom Italia;
• 270 million euros of other income, including 77 million euros from use of reserves (essentially use of part of the reserve for risks and charges provided in 2001 by Telecom Italia S.p.A. to cover charges relating to the agreement for the sale of Stream to News Corp. and Vivendi Universal/Canal+, when the sale did not take place), 9 million euros of contributions and 184 million euros of sundry income.
The 36 million euros of other extraordinary income posted by the other Group companies included 21 million euros from use of surplus reserves provided in previous years.

21) Extraordinary charges

Extraordinary charges amounted overall to 8,486 million euros (4,105 million euros in 2001) and included 8,375 million euros for the Telecom Italia Group (3,947 million euros in 2001), as follows:
• 6,237 million euros of equity investment writedowns to reflect other than temporary impairments of value (2,984 million euros in 2001), as follows:
- writedown of goodwill and the call option on Seat Pagine Gialle shares for a total of 3,486 million euros; goodwill was written down to market value (based on the average ordinary share price for the last six months of 2002), following the Telecom Italia Group's decision to view the Seat Pagine Gialle Directories operation as a non-core business. In 2001, with regard to the call option, a provision of 569 million euros was posted under financial charges;
- writedown of goodwill relating to consolidated companies for a total of 225 million euros, Blu (103 million euros), Digitel Venezuela (75 million euros), other subsidiaries (47 million euros);
- the equity investment in Aria – Is Tim (2,341 million euros): the investment was written off in full (1,491 million euros) and a provision was made to the reserve for risks and charges to cover Group exposure to this associated company (850 million euros). The provision was commensurate to the guarantees provided by the Group in favour of international financial institutes that had granted loans to Aria – Is Tim and to the loan granted directly by the Group;
- writedown of goodwill on Netco Redes (96 million euros) and other companies (46 million euros) and a provision to align the purchase by Seat Pagine Gialle of an additional stake in Consodata with the value of the company as determined by an appraisal (43 million euros).

The 2,984 million euros equity investment writedown applied in 2001 referred to goodwill writedowns on consolidated companies (9Télécom Group, Entel Bolivia, Entel Chile Group, Maxitel, Tele Celular Sul Group, Tele Nordeste Celular Group, Tim Brasil, Med1 Group and other companies in the Seat Group) and on companies valued with the equity method (GLB Serviços Interativos, Solpart Participaçoes, Telekom Austria, Nortel Inversora Group) and to other provisions relating to equity investments.

- 316 million euros of provisions relating to the sale of the equity investment in the 9Télécom Group. Specifically, considering the loss recorded prior to the sale, the French 9Télécom Group generated an overall charge to Telecom Italia Group income for the first nine months of 2002 of 389 million euros (267 million euros after taxes);
- 135 million euros of capital losses on the sale of 75 million shares (representing 15% of capital) of Telekom Austria A.G. in November 2002. Following the sale, the Telecom Italia Group's stake in Telekom Austria A.G. decreased to 14.78%;
- 494 million euros of charges and provisions relating to personnel retirements and mobility schemes (including a 379 million euros charge at Telecom Italia);
- 235 million euros of charges relating to extraordinary operations on equity investments;
- 79 million euros of financial charges on the amount payable to the Italian National Insurance Board (INPS) for re-absorption of the ex Telephone Companies Employees Pension Fund (FPT) and 74 million euros for an extraordinary contribution to INPS to cover increased financial requirements following the integration of the FPT with the Employees Pension Fund;
- 190 million euros of writedowns on fixed assets relating in the main to mobile telephone companies in Brazil (142 million euros) and 38 million euros for capital losses on fixed-asset disposals;
- 194 million euros of provisions to reserves, including 135 million euros for guarantees provided on the sale of equity investments and company units and 59 million euros for other provisions;
- 383 million euros of other sundry charges.

Extraordinary charges for the other Group companies amounted to 111 million euros (158 million euros in 2001) and included 62 million euros of capital losses on the sale of the Seat Pagine Gialle equity investment, 32 million euros of provisions relating to risks on equity investments, 4 million euros of charges relating to the public tender offer on Lottomatica and 13 million euros for miscellaneous charges.

22) Income taxes for the year

Income taxes for financial 2002 reflected a benefit of 2,210 million euros compared with a tax charge of 579 million euros in 2001.

(in millions of euros)	Year 2002	Year 2001
Current taxes	1,585	1,291
Deferred (prepaid) taxes, net	(3,795)	(712)
Total	**(2,210)**	**579**

Net prepaid taxes arose mainly from deferred tax assets and use of deferred tax reserves (provided in previous years) as a result of the writedown of Olivetti and Telecom Italia Group equity investments for 964 million euros and 2,167 million euros, respectively, as well as from the Olivetti tax credit on dividends collected from Telecom Italia for 700 million euros.

Loss per share

The primary loss per share for fiscal 2002 determined in compliance with International Financial Reporting Standard (IFRS) no. 33, is set below:

Year 2002	Net loss (in millions of euros)	Number of shares	Loss per share (in euros)
Loss for the year, wholly attributable to outstanding shares	(773)		
Average number of outstanding ordinary shares		8,600,047,643	
Primary loss per share			**(0.090)**

Other information

1) Transactions with related parties

The operations transacted by consolidated companies of the Olivetti Group with related companies and entities are all normal operations and are conducted according to market conditions or in compliance with specific laws; no non-typical or unusual operation has been effected.

The main operations with unconsolidated subsidiaries and with associated companies are detailed below:

Main income and financial items for the year 2002 (in millions of euros)	Telecom Italia Group: unconsolidated subsidiary and associated companies	Telecom Italia Group: subsidiary and associated companies of the controlling company	Other Olivetti Group companies	Description
Revenues from sales	299	3	4	They include revenues from Teleleasing (euro 105 million), Brasil Telecom (euro 48 million), Stream (euro 42 million), AUNA Group (euro 18 million), Telecom Argentina (euro 18 million), Telecom Srbija (euro 17 million)
Consumption of materials and services	445	24	6	They include principally costs for rentals paid to IM.SER (euro 153 million), Telemaco Immobiliare (euro 37 million) and costs for Tlc services to Etecsa Cuba (euro 77 million) and for maintenance and technical asistance to Italtel (euro 40 million) and Siemens Informatica (euro 24 million)
Other income, net	9	-		They refer principally to recoveries of payroll costs for personnel moved temporarily to some foreign subsidiaries
Financial charges, net	9	-		They include interest income accrued on loans granted to some group companies (euro 14 million) and interest payable to Teleleasing accrued on financial lease contracts (euro 23 million)
Receivables under financial fixed assets	440	-	16	They include medium/long-term loans to Is Tim (euro 313 million), Tiglio I (euro 70 million) , Telegono (euro 34 millioni) and Tiglio II (euro 30 million)
Financial receivables	35	-		They include short-term loans to TMI Group companies (euro 14 million) and to Golden Lines (euro 10 million net of allowances)
Financial payables	406	-		They refer principally to amounts due to Teleleasing for financial lease contracts (euro 393 million)
Trade receivables and other	219	2	1	They refer principally to receivables from Stream (euro 71 million), Telekom Srbija (euro 21 million net of allowances), Teleleasing (euro 38 million) and Consorzio Telcal (euro 14 million)
Trade payables and other	386	15	4	They refer to supply contracts for investing and operating activities: Italtel Group (euro 150 million), Siemens Informatica (euro 40 million), Teleleasing (euro 17 million) as well as advances from Consorzio Telcal (euro 103 million)
Contract work-in progress	110	-		They refer principally to work-in progress on jobs ordered by Consorzio Telcal for Piano Telematico Calabria
Guarantees given	930	-	5	They include suretyships given in favor of Is Tim (euro 537 million), Consorzio Csia (euro 85 million), Stream (euro 72 million) as well as guarantees on assets given in favor of Is Tim (euro 110 million)
Purchase and sale commitments	17	-		They refer to commitments to Teleleasing relating to operating lease contracts
Capital investments	441	-		They refer principally to purchase of telephone exchanges from Italtel Group (euro 406 million) and Siemens Informatica (euro 19 million)
Disposal of equity investments	690	-		25% of Mobilkom Austria, trough transfer of Autel holding to Telekom Austria
Transfers of businesses	219	-	26	They refer to gains from transfers of real estate assets to Tiglio I (euro 185 million) and the contribution of the "asset management" business to Tiglio II (euro 60 million)

Operations with related parties other than Group companies include those transacted in 2002 by the Telecom Italia Group with the Pirelli Group and Edizione Holding Group.

(in millions of euros)	Year 2002	
Revenues from sales	26	They refer principally to phone services supplied to the Pirelli Group (euro 8 million) and to the Edizione Holding Group (euro 16 million) as well as to IT services rendered to the Pirelli Group (euro 2 million)
Consumption of materials and external services	23	They refer principally to capital expenditure for R&D and supplies in IPR sector
Trade receivables and other	3	They refer principally to phone services above mentioned
Trade payables and other	9	They refer principally to supplies linked to investment activities
Capital investments	32	They refer principally to purchases of telecommunication cables
Equity investments acquisition and purchase commitments	21	Acquisition by Telecom Italia S.p.A. of 25.3% of Epiclink S.p.A. from Pirelli S.p.A. (euro 18 million) and commitment to purchase the remaining 5% (euro 3 million)
Business acquisitions	3	Acquisition by Epiclink S.p.A. of a business from Pirelli Informatica
Business disposals	19	Gain from transfer of non facility businesses to Pirelli Real Estate from Telecom Italia Group and of Property and Project business from Olivetti Multiservices

We also point out that in the year 2002 TIM sold telephone cards to Autogrill S.p.A. (Edizioni Holding Group) for the subsequent sale to the public for a total amount of euro 20 million.

2) Remunerations to Parent Company Directors and Statutory Auditors

Remunerations for 2002 due to Parent Company Directors and Statutory Auditors in respect of services provided to companies included in the consolidation area totalled 5,877,304 euros and 375,268 euros respectively.

3) Exhibits

The following exhibits are attached to provide the fullest and clearest description of the consolidated financial position at 31 December 2002 and of the consolidated result for financial 2002:
a) statement of changes in consolidated financial position;
b) statement of changes in Group consolidated shareholders' equity;
c) reclassified consolidated statement of income;
d) list of companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Legislative Decree no. 127/1991.

Olivetti Group

Statement of Changes in Consolidated Financial Position

(in millions of euros)	Year 2002	Year 2001
A. Net financial resources (indebtedness) at the beginning of the year	**(38,362)**	**(35,728)**
B. Cash flow provided (used) by operating activities		
Net result for the year (including minority interests)	(306)	(3,676)
Amortization and depreciation	7,269	7,645
(Gains) or losses from disposal of fixed assets	(2,243)	(373)
Writedowns of fixed assets, net	4,387	3,753
Net change in operating working capital	(382)	620
Net change in reserve for severance indemnities	(50)	26
Changes in the consolidation area, exchange differences and other changes	(2,734)	(2,735)
	5,941	**5,260**
C. Cash flow provided (used) by investing activities		
Fixed assets:		
intangible	(1,956)	(4,107)
tangible	(3,291)	(4,317)
financial	(1,777)	(3,141)
Proceeds from disposal, or reimbursement value, of fixed assets	5,968	1,484
	(1,056)	**(10,081)**
D. Cash flow provided (used) by financing activities		
Capital increases	36	2,420
Grants related to assets	42	22
	78	**2,442**
E. Distribution of dividends	**-**	**(255)**
F. Net cash flow provided (used) in the year (B+C+D+E)	**4,963**	**(2,634)**
G. Net financial resources (indebtedness) at the end of the year (A+F)	**(33,399)**	**(38,362)**

Olivetti Group
Statement of Changes in the Group Consolidated Shareholders' Equity

(in millions of euros)	Share capital	Share capital increases to be filed with the Companies Register	Additional paid-in capital
Balance as of 31 December 2000	**4,915**	**1,999**	**3,196**
Appropriation of 2000 net result			
Dividend distribution			
Share capital increases:			
In exchange for Tecnost shares owned by third parties	1,999	(1,999)	
Conversion of "Olivetti 1998-2002 bonds"	8	1	
Exercise of "Olivetti common shares 1998-2002 warrants"	4		
Resolution of the Board of Directors on 9 June 1999 in execution of the powers granted by Extraordinary Shareholders' Meeting on 7 April 1999	17		12
Rights issue in March 2001 (no. 348,249,405 shares subscribed)	349		557
Rights issue in November 2001 (no.1,491,698 shares subscribed)	1,492		
Cancellation of Telecom Italia savings shares			
Other changes			
Net result of the year 2001			
Balance as of 31 December 2001	**8,784**	**1**	**3,765**
Appropriation of 2001 net result			
Share capital increases:			
Conversion of "Olivetti 1998-2002 bonds"	30	(1)	
Exercise of "Olivetti common shares 1998-2002 warrant"	23		
Resolution of the Board of Directors on 9 June 1999 in execution of the powers granted by Extraordinary Shareholders' Meeting on 7 April 1999	5		
Conversion of Olivetti 2001-2010 bonds	3		
Other changes			
Net result of the year 2002			
Balance as of 31 December 2002	**8,845**		**3,765**

Revaluation reserves	Legal reserve	Reserve for treasury stock	Other Parent Company reserves	Reserve for Parent Company shares held by subsidiary companies	Sundry reserves, retained earnings and accumulated losses	Group net result of the year	Group shareholders' equity
1	877	2	2,075	391	1,340	(940)	13,856
	44				(984)	940	
					(255)		(255)
			(4)				5
			(2)				2
			(8)				21
							906
							1,492
					(277)		(277)
					69		69
						(3,090)	(3,090)
1	921	2	2,061	391	(107)	(3,090)	12,729
					(3,090)	3,090	
			(14)				15
			(11)				12
							5
							3
					(351)		(351)
						(773)	(773)
1	921	2	2,036	391	(3,548)	(773)	11,640

Olivetti Group
Reclassified Consolidated Income Statement

(in millions of euros)	Year 2002	%	Year 2001	%
Net revenues	31,408	100.0	32,016	100.0
Operating costs:				
Labour	(4,727)	(15.1)	(4,877)	(15.2)
Materials and services	(12,668)	(40.3)	(13,458)	(42.1)
Grants	20	0.1	26	0.1
Depreciation of tangible assets	(3,807)	(12.1)	(4,080)	(12.7)
Amortisation of intangible assets:				
Consolidation goodwill	(2,142)	(6.8)	(2,278)	(7.1)
Other	(1,320)	(4.2)	(1,283)	(4.0)
Provisions for writedowns and risks	(776)	(2.5)	(758)	(2.4)
Other income (costs) net	28	0.1	30	0.1
Result before interest and taxes (EBIT) and non recurring income and charges	**6,016**	**19.2**	**5,338**	**16.7**
Non recurring income:				
Gains on disposals and other non-recurring income (*)	2,990	9.5	999	3.1
Non recurring costs:				
Losses on disposals and other non-recurring charges (*)	(8,486)	(27.0)	(4,354)	(13.6)
EBIT	**520**	**1.7**	**1,983**	**6.2**
Income from equity investments, net	57	0.1	221	0.7
Financial charges, net	(2,307)	(7.3)	(3,105)	(9.7)
Value adjustments to financial assets	(786)	(2.5)	(2,196)	(6.9)
Result before taxes and minority interests	**(2,516)**	**(8.0)**	**(3,097)**	**(9.7)**
Taxes	2,210	7.0	(579)	(1.8)
Result after taxes before minority interests	**(306)**	**(1.0)**	**(3,676)**	**(11.5)**
Minority interests	(467)	(1.5)	586	1.8
Net result for the year	**(773)**	**(2.5)**	**(3,090)**	**(9.7)**

(*) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

List of Companies included in the consolidated financial statements at 31 December 2002 and of equity investments, pursuant to articles 38 and 39 of Italian Legislative Decree no. 127/1991

Investees as of 31 December, 2002				Direct investors as of 31 December, 2002	
Company name	Registered office	Currency	Share capital	% of ownership	Company name
COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS					
Parent company					
Olivetti S.p.A.	Italy	Eur	8,845,239,632		
Finance companies					
Global Gaming Investments S.p.A.	Italy	Eur	1,300,000	100.00	Olivetti S.p.A.
Olivetti Finance N.V.	Netherlands	Eur	46,905,660	100.00	Olivetti S.p.A.
Olivetti Finanziaria Industriale S.p.A.	Italy	Eur	35,000,000	100.00	Olivetti S.p.A.
Olivetti Holding B.V.	Netherlands	Eur	15,882,770	100.00	Olivetti International S.A.
Olivetti International S.A.	Luxembourg	Eur	500,000,000	100.00	Olivetti S.p.A.
Olivetti International (Service) S.A.	Switzerland	Fsv	50,000	100.00	Olivetti International S.A.
Olivetti International Finance N.V.	Neth. Antilles	Eur	3,000,000	100.00	Olivetti Finance N.V.
Olivetti International N.V.	Neth. Antilles	Eur	3,000,000	100.00	Olivetti International S.A.
Olivetti Rap S.A.	Spain	Eur	63,613,800	90.00	Olivetti Holding B.V.
				10.00	Olivetti International S.A.
Olivetti Systems & Services UK Ltd.	Great Britain	Lgs	47,180,759	100.00	Olivetti Holding B.V.
Olivetti Telemedia Investments B.V.	Netherlands	Eur	24,957,920	100.00	Olivetti Holding B.V.
Telecom Italia Group					
(*) Telecom Italia S.p.A.	Italy	Eur	4,023,816,861	38.96 (°)	Olivetti S.p.A.
(**) Finsiel S.p.A. - Consulenza e Applicazioni Informatiche	Italy	Eur	59,982,385	1.58	Olivetti S.p.A.
(**) In.Tel.Audit - Società Consort. di Rev. Interna Gruppo Telecom A R.L.	Italy	Eur	2,750,000	9.09	Olivetti S.p.A.
Olivetti Tecnost Group					
Alladium S.p.A.	Italy	Eur	1,500,000	100.00	Olivetti Tecnost S.p.A.
Aprimatic Doors S.L.	Spain	Eur	50,000	0.02	Aprimatic France S.A.S.
				99.98	Aprimatic S.p.A.
Aprimatic France S.A.S.	France	Eur	38,200	100.00	Aprimatic S.p.A.
Aprimatic S.p.A.	Italy	Eur	6,240,000	100.00	Domustech S.p.A.
Consorzio Mael	Italy	Eur	52,000	60.00	Tecnost Sistemi S.p.A.
				40.00	Tiemme Sistemi S.R.L.
Diaspron do Brasil S.A.	Brazil	Real	5,135,417	100.00	Olivetti do Brasil S.A.
Domustech S.p.A.	Italy	Eur	8,333,333	93.87	Olivetti Tecnost S.p.A.
Gotoweb S.p.A.	Italy	Eur	3,719,764	80.00	Olivetti Tecnost S.p.A.
Innovis S.p.A.	Italy	Eur	1,000,000	80.00	Olivetti Tecnost S.p.A.
Jetech S.p.A.	Italy	Eur	100,000	100.00	Olivetti Tecnost S.p.A.
Multidata S/A Eletronica Industria e Comercio	Brazil	Real	5,583,350	100.00	Olivetti do Brasil S.A.
Olivetti Argentina S.A.C.é.I.	Argentina	Psa	7,590,000	100.00	Olivetti Tecnost International B.V.
Olivetti Chile S.A.	Chile	Pcl	2,341,370,200	100.00	Olivetti Tecnost International B.V.
Olivetti Colombiana S.A.	Columbia	Pcs	6,245,014,700	0.11	Olivetti Colombiana S.A.
				9.46	Olivetti Tecnost S.p.A.
				90.43	Olivetti Tecnost International B.V.
Olivetti da Amazonia Ind. e Com.	Brazil	Real	361,000	99.72	Olivetti do Brasil S.A.
				0.28	Olivetti Sistema e Servicos Limitadas
Olivetti de Puerto Rico, Inc.	Puerto rico	USA $	1,000	100.00	Olivetti Tecnost International B.V.
Olivetti de Venezuela C.A.	Venezuela	Bol	150,000,000	100.00	Olivetti Tecnost International B.V.
Olivetti do Brasil S.A.	Brazil	Real	111,660,625	3.36	Olivetti Mexicana S.A.
				96.65	Olivetti Tecnost International B.V.
Olivetti I-Jet S.p.A.	Italy	Eur	25,000,000	100.00	Olivetti Tecnost S.p.A.

Investees as of 31 December, 2002				Direct investors as of 31 December, 2002	
Company name	Registered office	Currency	Share capital	% of ownership	Company name
Olivetti Lexikon Benelux S.A.	Belgium	Eur	1,932,592	100.00	Olivetti Tecnost International B.V.
Olivetti Lexikon Nordic Ab	Sweden	Ks	10,100,000	100.00	Olivetti Tecnost International B.V.
Olivetti Mexicana S.A.	Mexico	Psm	153,538,636	100.00	Olivetti Tecnost International B.V.
Olivetti Peruana S.A.	Perù	Sol	4,654,920	100.00	Olivetti Tecnost International B.V.
Olivetti Servicios y Soluciones Integrales S.A. de C.V.	Mexico	Psm	7,025,226	100.00	Olivetti Tecnost International B.V.
Olivetti Sistema e Serviços Limitadas	Brazil	Real	410,000	0.02	Olivetti da Amazonia Ind. e Com.
				99.98	Olivetti do Brasil S.A.
Olivetti Tecnost (H.K.) Ltd.	China Pop. Rep.	HK $	100,000	99.00	Olivetti Tecnost International B.V.
				1.00	Olivetti Tecnost S.p.A.
Olivetti Tecnost Africa (Pty) Ltd.	South Africa	Rand	601	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost Austria Ges.M.B.H	Austria	Eur	36,336	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost de Mexico S.A. De C.V.	Mexico	Psm	193,243,310	100.00	Olivetti Mexicana S.A.
Olivetti Tecnost Deutschland Gmbh	Germany	Eur	25,600,000	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost Espana S.A.	Spain	Eur	1,229,309	99.99	Olivetti Tecnost International B.V.
Olivetti Tecnost France S.A.S.	France	Eur	2,200,000	100.00	Olivetti Tecnost International B.V.
Olivetti Tecnost International B.V.	Netherlands	Eur	5,027,142	100.00	Olivetti Tecnost S.p.A.
Olivetti Tecnost Nederland B.V.	Netherlands	Eur	18,151	100.00	Olivetti Lexikon Benelux S.A.
Olivetti Tecnost Portugal, S.A.	Portugal	Eur	275,000	99.99	Olivetti Tecnost International B.V.
Olivetti Tecnost S.p.A.	Italy	Eur	273,000,000	100.00	Olivetti S.p.A.
Olivetti Tecnost Uk Ltd.	Great Britain	Lgs	6,295,712	100.00	Olivetti Tecnost International B.V.
Oliweb S.P.A	Italy	Eur	1,000,000	100.00	Olivetti Tecnost S.p.A.
Royal Consumer Information Products, Inc.	USA	USA $	1,176	100.00	Olivetti Tecnost International B.V.
Technoproduzioni S.p.A.	Italy	Eur	25,000,000	100.00	Tecnost Sistemi S.p.A.
Tecnost Sistemi S.p.A.	Italy	Eur	145,000,000	100.00	Olivetti Tecnost S.p.A.
Tiemme Sistemi S.R.L	Italy	Eur	1,040,000	100.00	Technoproduzioni S.p.A.
Tiesse S.C.P.A.	Italy	Eur	103,292	42.00	Tecnost Sistemi S.p.A.
				19.00	Tiemme Sistemi S.R.L

Property management and services companies

E.S.T. – Erogazione Servizi e Tecnologie – S.p.A.	Italy	Eur	1,600,995	100.00	Olivetti Multiservices S.p.A.
Emmegiesse S.p.A.	Italy	Eur	250,000	51.00	E.S.T. – Erogazione Servizi e Tecnologie – S.p.A.
O&B Costruzioni Generali S.R.L.	Italy	Eur	100,000	50.10	Olivetti Multiservices S.p.A.
Olivetti Multiservices S.p.A.	Italy	Eur	31,000,000	100.00	Olivetti S.p.A.
Olivetti Systems Technology Corporation	Japan	Yen	100,000,000	100.00	Olivetti International S.A.
Oms Holding B.V.	Netherlands	Eur	20,000	100.00	Olivetti Multiservices S.p.A.
Ruf Gestion S.A.S.	France	Eur	266,300	100.00	Oms Holding B.V.

Other companies

Thema S.p.A.	Italy	Eur	1,300,000	100.00	Olivetti S.p.A.

EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Subsidiary Companies

P.I.T. S.C.R.L.	Italy	Eur	25,823	100.00	E.S.T. – Erogazione Servizi e Tecnologie – S.p.A.

Associated Companies

(**) Localport S.p.A.	Italy	Eur	922,365	37.67	Olivetti Tecnost S.p.A.

Investees as of 31 December, 2002				Direct investors as of 31 December, 2002	
Company name	Registered office	Currency	Share capital	% of ownership	Company name
OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES					
Subsidiary Companies					
Ensambladora Tlaxcalteca S.A.	Mexico	Psm	2,000	0.02	Olivetti Mexicana S.A.
				99.98	Olivetti Tecnost de Mexico S.A. de C.V.
Top Service S.p.A.	Italy	Eur	1,051,350	50.55	Olivetti Tecnost S.p.A.
Associated Companies					
Baltea S.r.l.	Italy	Eur	2,220,000	49.00	Olivetti Tecnost S.p.A.
In.Va. S.p.A.	Italy	Eur	520,000	40.00	Olivetti S.p.A.
International Information Services	Russia	Rub	1,000,000	50.00	Olivetti Holding B.V.
Istituto R.T.M. S.p.A.	Italy	Eur	2,107,320	31.46	Olivetti Tecnost S.p.A.
Oli Gulf Fzco	Dubai	Dir	500,000	40.00	Olivetti Tecnost International B.V.
Olitecno S.A. de C.V.	Mexico	Psm	1,000,000	50.00	Olivetti Mexicana S.A.
Parco Dora Baltea S.p.A.	Italy	Eur	300,000	33.33	Olivetti Multiservices S.p.A.
(**) Tiglio I S.r.l.	Italy	Eur	5,255,704	8.85	Olivetti S.p.A.
Yminds S.A.	Switzerland	Fsv	100,000	27.20	Olivetti I-Jet S.p.A.
				11.40	Olivetti Tecnost International B.V.
Associated Consortia					
Consorzio per il Distretto Tecnologico del Canavese	Italy	Eur	472,558	24.59	Olivetti S.p.A.
EQUITY INVESTMENTS IN OTHER COMPANIES					
Azienda Esercizio Gas S.C.R.L.	Italy	Eur	901,558	0.24	Olivetti S.p.A.
Bemar Serveis Ofimatics S.L.	*Spain*	*Eur*	*12,000*	*15.00*	*Olivetti Tecnost España S.A.*
Bioindustry Park del Canavese S.p.A.	Italy	Eur	5,651,891	0.90	Olivetti S.p.A.
Cirsa Business Corporation S.A.	Spain	Eur	24,077,424	4.98	Olivetti Rap S.A.
Cisi Campania S.p.A.	Italy	Eur	2,580,000	8.00	E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.
Consortium S.R.L.	Italy	Eur	561,600,000	2.27	Olivetti S.p.A.
Docunet Inc.	USA	USA $	15,851,731	0.60	Olivetti International S.A.
Eurofly Service S.p.A.	Italy	Eur	4,275,000	16.33	Olivetti S.p.A.
Fin.Priv., S.R.L.	Italy	Eur	20,000	14.29	Olivetti S.p.A.
Flextel S.p.A.	Italy	Eur	2,150,829	13.42	Olivetti Tecnost S.p.A.
Funivie del Piccolo S. Bernardo S.p.A.	Italy	Eur	7,789,469	N.S.	Olivetti S.p.A.
IPV Ltd	Great Britain	Lgs	265,837	12.54	Olivetti Telemedia Investments B.V.
Istud Istituto Studi Direzionali S.p.A.	Italy	Eur	1,136,212	0.68	Olivetti S.p.A.
Leisure Link Holdings Ltd	Great Britain	Lgs	7,809,618	1.20	Olivetti International S.A.
Mediapolis S.p.A.	Italy	Eur	3,517,615	10.00	Olivetti Multiservices S.p.A.
Mediobanca S.p.A.	Italy	Eur	389,262,458	1.81	Olivetti S.p.A.
Monterosa S.P.A	Italy	Eur	19,156,858	0.11	Olivetti S.p.A.
Nomisma S.p.A.	Italy	Eur	5,345,328	0.07	Olivetti Finanziaria Industriale S.p.A.
Penta Service S.p.A.	Italy	Eur	516,000	5.00	Olivetti Tecnost S.p.A.
Piedmont International S.A.	Luxembourg	USA $	9,192,500	11.92	Olivetti International S.A.
Pila S.p.A.	Italy	Eur	7,060,000	0.10	Olivetti S.p.A.
Retail Network Services B.V.	Netherlands	Eur	15,129,484	13.65	Tecnost Sistemi S.p.A.
Revisione S.R.L	Italy	Eur	31,200	5.00	Olivetti Finanziaria Industriale S.p.A.
S.A.G.I.T., S.p.A.	Italy	Eur	1,150,930	0.14	Olivetti S.p.A.
S.F.C. - Sistemi Formativi Confindustria - S.C.P.A.	*Italy*	*Eur*	*236,022*	*0.22*	*E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.*

Investees as of 31 December, 2002				Direct investors as of 31 December, 2002	
Company name	Registered office	Currency	Share capital	% of ownership	Company name
System Union Group Plc.	Great Britain	Lgs	4,880,000	0.09	Olivetti Holding B.V.
X/Open Inc.	Great Britain	Lgs	11	9.09	Olivetti S.p.A.
Consortia					
Consorzio Ingegneria Partenopea S.C.R.L.	Italy	Eur	67,145	7.69	E.S.T. - Erogazione Servizi e Tecnologie - S.p.A.
Corep - Consorzio per la Ricerca e l'Educazione Permanente	Italy	Eur	707,763	7.69	Olivetti S.p.A.

Notes: - This statement does not include companies in winding-up, dormant companies and those companies intended to be disposed of to third parties.
- Percentages of ownership do not consider securities classified as current assets (in particular the share of 0.57% of Telecom Italia S.p.A. owned by Olivetti S.p.A.).

(*) Equity investments held by Telecom Italia S.p.A. are listed in the following pages, as shown in the Exhibits of Telecom Italia itself's Annual Report.

(**) Equity investments held also by Telecom Italia Group companies.

(°) Companies whose share percentage computed on voting rights is different from that computed on ownership.

In the following pages subsidiary and associated companies of the Telecom Italia Group are listed with format of the Exhibit to the "2002 Annual Report" of the Telecom Italia Group itself.

Telecom Italia Group

List of subsidiary and associated companies
(Exhibit to the Telecom Italia Group Consolidated Financial Statements
as of 31 December 2002)



LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Domestic Wireline						
ATESIA -Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00		TELECOM ITALIA
INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	70.00		TELECOM ITALIA INTERNATIONAL
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00		TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA STET-FRANCE TELECOM
- LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	100.00	(*)	LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS BOLIVIA SrL (installation and maintenance of submarine cable systems)	La Paz (Bolivia)	BOB	1,000	100.00		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	Rio de Janeiro (Brazil)	BRL	20,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
- LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	6,200,000	100.00	(*)	LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS COLOMBIA S.A. (installation and maintenance of submarine cable systems)	Bogotà (Colombia)	COP	28,430,000	100.00	(*)	LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS PERU' S.A. (installation and maintenance of submarine cable systems)	Lima (Perù)	PEN	3,500	100.00	(*)	LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS ST. CROIX LLC (installation and maintenance of submarine cable systems)	St. Croix (USA Virgin Islands)	USD	1,000	100.00		LATIN AMERICAN NAUTILUS S.A
- LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A
- LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS USA
- LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	7,000,000	100.00	(*)	LATIN AMERICAN NAUTILUS S.A
MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
- MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01		MED-1 SUBMARINE CABLES MED-1 ITALY
- MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	EUR	18,151	100.00		MED-1 SUBMARINE CABLES
- MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00		MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
- ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	10,329,200	100.00		MEDITERRANEAN NAUTILUS S.A.
- MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
- MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
- MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	Athens (Greece)	EUR	111,600	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS ISRAEL Ltd (installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications activities)	Istambul (Turkey)	TRL	350,000,000,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ISRAEL MEDITERRANEAN NAUTILUS ITALY MEDITERRANEAN NAUTILUS GREECE

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA IT TELECOM
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	110,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPARKLE S.p.A. (former TMI) (public and private telecommunication services)	Rome (Italy)	EUR	200,000,000	100.00		TELECOM ITALIA
- TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA SPARKLE
- TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	15,550,000	100.00		TELECOM ITALIA SPARKLE
- TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	703,111	100.00		TELECOM ITALIA SPARKLE
- TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	100.00		TELECOM ITALIA SPARKLE
- TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	10,307,800	100.00		TELECOM ITALIA SPARKLE
- TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA SPARKLE
- TI SWITZERLAND GmbH (telecommunications services)	Zürich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA SPARKLE
- TI Telecom Italia (Austria) Telekommunikationsdienste GmbH (telecommunications services)	Vienna (Austria)	EUR	1,835,000	100.00		TELECOM ITALIA SPARKLE
- TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	2,680,000	100.00		TELECOM ITALIA SPARKLE
- TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,674.64	100.00 (*)		TELECOM ITALIA SPARKLE
- TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	558,472,454	67.88 32.12		TMI TELEMEDIA INTERN. LUX. TELECOM ITALIA SPARKLE
- TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	119,022,889.68	100.00		TMI TELEMEDIA INTERN. Ltd

Mobile

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,432.74	54.82 0.17	55.68 0.17	TELECOM ITALIA TELECOM ITALIA FINANCE
- TIM INTERNATIONAL N.V. (holding company)	Amsterdam (Holland)	EUR	555,427,000	100.00		TELECOM ITALIA MOBILE
- STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephony services)	Athens (Greece)	EUR	126,453,694.4	81.40 0.13		TIM INTERNATIONAL TELECOM ITALIA FINANCE
- TIM BRASIL S.A. (holding company)	Saõ Paulo (Brazil)	BRL	4,760,522,987.04	100.00 (*)		TIM INTERNATIONAL
- BITEL PARTICIPACOES S.A. (holding company)	Rio de Janeiro (Brazil)	BRL	2,290,264,028	100.00 (*)		TIM BRASIL
- TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	324,666,393.24	20.68 (*)	52.06	BITEL PARTICIPACOES
- TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	912,839,704.66	80.79 (*)	90.19	TELE CELULAR SUL
- CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	100.00 (*)		TELEPAR CELULAR
- TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	266,803,506.58	100.00 (*)		TELEPAR CELULAR
- TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Recife (Brazil)	BRL	288,442,548.62	21.18 (*)	52.32	BITEL PARTICIPACOES
- TELASA CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	33,970,730.02	78.78 (*)	97.31	TELE NORDESTE CELULAR
- TELECEARA' CELULAR S.A. (mobile telephony operator)	Fortaleza (Brazil)	BRL	148,484,134.39	79.99 (*)	86.00	TELE NORDESTE CELULAR
- TELEPISA CELULAR S.A. (mobile telephony operator)	Teresina (Brazil)	BRL	24,762,149.14	79.46 (*)	97.59	TELE NORDESTE CELULAR
- TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	45,011,693.89	76.19 (*)	92.87	TELE NORDESTE CELULAR
- TELPA CELULAR S.A. (mobile telephony operator)	Joao Pessoa (Brazil)	BRL	43,164,229.17	71.85 (*)	94.87	TELE NORDESTE CELULAR
- TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	125,620,727.74	78.68 (*)	95.16	TELE NORDESTE CELULAR
- STARCEL Ltda (call center services)	Saõ Paulo (Brazil)	BRL	30,000	100.00 (*)		TIM BRASIL
- TIM CELULAR S.A. (former PORTALE SAO PAULO S.A.) (mobile telephony operator)	Saõ Paulo (Brazil)	BRL	1,251,790,742	100.00 (*)		TIM BRASIL

Name (type of business)	Head office		Share capital	% ownership		% of voting rights	Held by
- MAXITEL S.A. (mobile telephony operator)	Belo Horizonte (Brazil)	BRL	677,679,703	58.70	(*)	43.15	TIM INTERNATIONAL
				37.97		46.85	BITEL PARTICIPACOES
				3.33		10.00	TIM BRASIL
- TIMNET.COM S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	78,000,000	20.00	(*)		TIM INTERNATIONAL
				20.00			MAXITEL
				20.00			TELE NORDESTE CELULAR
				20.00			TELE CELULAR SUL
				20.00			TIM CELULAR
- TIMNET USA Inc. (mobile services)	New Jersey (USA)	USD	11,000,000	100.00			TIM INTERNATIONAL
- TIM PERU' S.A.C. (mobile telephony operator)	Lima (Perù)	PEN	1,337,542,452	100.00	(*)		TIM INTERNATIONAL
- CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	66.56			TIM INTERNATIONAL

South America

Name (type of business)	Head office		Share capital	% ownership		% of voting rights	Held by
ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	408,096,296,423	54.76			TELECOM ITALIA INTERNATIONAL
- AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65			ENTEL CHILE
- AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	1,143,572.24	15.00			ENTEL CHILE
				85.00			AMERICATEL CENTROAMERICA
- AMERICATEL GUATEMALA S.A. (telecommunications services)	Guatemala City (Guatemala)	GTQ	450,000	100.00			AMERICATEL CENTROAMERICA
- AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00	(*)		AMERICATEL CENTROAMERICA
- ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	10,827,422,540	90.00			ENTEL CHILE
				10.00			ENTEL INVERSIONES
- ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	32,424,451,213	100.00			ENTEL CHILE
- AMERICATEL CORP. USA (telecommunications services)	Florida (USA)	USD	62,372,552.74	80.00			ENTEL INTERNATIONAL B.V.I.
- ENTEL USA HOLDING Inc. (holding company)	Florida (USA)	USD	1,000	100.00			ENTEL INTERNATIONAL B.V.I.
- AMERICASKY Corporation (telecommunications services)	Florida (USA)	USD	1,000	80.00			ENTEL USA HOLDING
				20.00			ENTEL INTERNATIONAL B.V.I.
- ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)	CLP	3,223,396,817	100.00	(*)		ENTEL CHILE
- AMERICATEL PERU' S.A. (telecommunications services)	Lima (Perù)	PEN	39,288,339.60	45.69			ENTEL CHILE
				54.31			ENTEL INVERSIONES
- ENTEL INVESTMENTS Inc. (holding company)	Tortola (British Virgin Islands)	USD	1,630	100.00			ENTEL CHILE
- ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)	CLP	1,103,479,919	91.42			ENTEL CHILE
				8.58			ENTEL INVERSIONES
- ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)	CLP	23,113,989,207	99.00			ENTEL CHILE
				1.00			ENTEL INVERSIONES
- CHILE WIRELESS S.A. (holding company)	Santiago (Chile)	CLP	116,128,205	99.00			ENTEL TELEFONIA LOCAL
				1.00			ENTEL INVERSIONES
- ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)	CLP	127,256,898,429	94.64			ENTEL CHILE
				5.36			ENTEL INVERSIONES
- EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)	CLP	1,757,062,939	99.90			ENTEL TELEFONIA PERSONAL
- ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	98,369,022,334	0.10			ENTEL CHILE
				99.90			ENTEL TELEFONIA PERSONAL
- ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	1,883,969,582	0.08			ENTEL CHILE
				99.92			ENTEL TELEFONIA PERSONAL
- MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	3,233,725,941	99.99			ENTEL CHILE
				0.01			ENTEL INVERSIONES
- ENTEL VENEZUELA C.A. (former ORBITEL VENEZUELA C.A.) (telecommunications services)	Caracas (Venezuela)	VEB	709,500,000	100.00			ENTEL CHILE
- RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)	CLP	1,629,756,041	93.76			ENTEL CHILE
- SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	2,779,689,356	99.90			ENTEL CHILE
				0.10			ENTEL INVERSIONES
ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00			ETI
- DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	66,938,200	99.99			ENTEL S.A.
TELECOM ITALIA AMERICA LATINA S.A. (telecommunications promotional services)	São Paulo (Brazil)	BRL	43,614,072	100.00			TELECOM ITALIA

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Internet and Media						
SEAT PAGINE GIALLE S.p.A. (publishing and Internet services)	Milan (Italy)	EUR	341,183,511.30	53.21 2.03 0.02	53.5850 2.068 0.0171	TELECOM ITALIA TELECOM ITALIA FINANCE IT TELECOM
- ANNUARI ITALIANI S.p.A. (former KOMPASS ITALIA) (publishing of annuals and sale of telematic products)	Turin (Italy)	EUR	1,610,904.88	100.00		SEAT PAGINE GIALLE
- CIPI S.p.A. (personalized products for companies)	Milan (Italy)	EUR	1,200,000	60.00		SEAT PAGINE GIALLE
- CONSODATA S.A. (management and supply of data banks and market researches)	Levallois Perret (France)	EUR	4,748,159.50	90.42		SEAT PAGINE GIALLE
- BCA FINANCES S.A. (analysis, management and trading of data banks)	Lille (France)	EUR	107,100	100.00		CONSODATA S.A.
- BCA S.A. (analysis, management and trading of data banks)	Lille (France)	EUR	60,000	17.00 83.00		CONSODATA S.A. BCA FINANCES
- CAL - CONSUMER ACCES Ltd (management and supply of data banks)	Kingston (UK)	GBP	200,000	100.00		CONSODATA S.A.
- CONSODATA UK Ltd (business information)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCES
- CHINALOOP HOLDINGS (direct marketing)	Cayman Islands	USD	29,961.3	50.06		CONSODATA S.A.
- CHINALOOP (MAURITIUS).Co (direct marketing)	Port Louis (Mauritius)	USD	200	100.00		CHINALOOP HOLDINGS
- SHANGHAI CHINALOOP INFORMATION SERVICES (direct marketing)	Shanghai (China)	USD	1,730,000	100.00		CHINALOOP (MAURITIUS)
- CONSOBELGIUM S.A. (business information)	Brussels (Belgium)	EUR	62,500	100.00		CONSODATA S.A.
- CONSODATA ESPANA S.A. (business information)	Barcelona (Spain)	ESP	310,000,000	100.00		CONSODATA S.A.
- QUANTITATIVE MARKETING TECHNOLOGIES S.L. (direct marketing)	Barcelona (Spain)	EUR	13,113	70.00		CONSODATA ESPANA
- CONSODATA SOLUTIONS S.A. (data management)	Levallois Perret (France)	EUR	270,000	100.00		CONSODATA S.A.
- CONSODATA S.p.A. (services of direct marketing; creation, management and marketing of data bank)	Rome (Italy)	EUR	13,200,000	100.00		CONSODATA S.A.
- CONSODATA MARKETING INTELLIGENCE S.r.l. (former DOMINO RESEARCH S.r.l.) (data processing geomarketing sector)	Milan (Italy)	EUR	46,400	96.00		CONSODATA S.p.A.
- DWI S.p.A. (design, software realization)	Verona (Italy)	EUR	500,000	51.00		CONSODATA S.p.A.
- FINANZA E GESTIONE S.r.l. (creation, management and trading of data banks for the banking sector)	Milan (Italy)	EUR	77,450	100.00		CONSODATA S.p.A.
- PUBBLIBABY S.p.A. (design, management and marketing of native sector data bank)	Cusago (Milan, Italy)	EUR	100,000	100.00		CONSODATA S.p.A.
- MEDIA PRISME S.A. (analysis, management and trading of data banks)	Levallois Perret (France)	EUR	40,000	50.00 50.00		CONSODATA S.A. BCA FINANCES
- MEDIA PRISME ESPAGNE S.A. (direct marketing)	Madrid (Spain)	EUR	30,490	100.00		MEDIA PRISME
- MP LIST S.A. (analysis, management and trading of data banks)	Brussels (Belgium)	FB	750,000	100.00		MEDIA PRISME
- CONSODATA GROUP Ltd (management and supply of data banks)	London (UK)	GBP	25,146,140	99.996 0.004		SEAT PAGINE GIALLE CAL - CONSUMER ACCES
- NETCREATIONS Inc. (management of the license regarding the software products of Netex Ltd)	New York (USA)	USD	1	100.00		CONSODATA GROUP
- PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		CONSODATA GROUP
- PAN-ADRESS DIREKTMARKETING & Co. KG (direct marketing)	Munich (Germany)	DEM	2,040,000	100.00		CONSODATA GROUP
- CONSODATA DEUTSCHLAND GmbH (in liquidation) (direct marketing)	Munich (Germany)	DEM	50,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- CONSODATA MARKETING INTELLIGENCE GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- MEDIPLAN GmbH (in liquidation) (direct marketing)	Munich (Germany)	EUR	26,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- DATABANK S.p.A. (marketing)	Milan (Italy)	EUR	937,300	93.465		SEAT PAGINE GIALLE
- DBK S.A. (marketing)	Madrid (Spain)	EUR	99,000	99.99		DATABANK S.p.A.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- EUREDIT S.A. (realization, promotion and marketing European technology of commerce annual "Europages")	Paris (France)	EUR	2,800,000	93.562		SEAT PAGINE GIALLE
- FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	EUR	9,606,073.50	60.00		SEAT PAGINE GIALLE
- MATRIX S.p.A (Internet services)	Milan (Italy)	EUR	1,100,000	0.70 66.00 33.30		SEAT PAGINE GIALLE FINANZIARIA WEB N.V. VERTICO
- FREE FINANCE S.p.A (Internet loans for the real estate market)	Milan (Italy)	EUR	148,102	100.00		MATRIX
- WEBNEXT S.r.l. (former XOOM.it S.p.A.) (in liquidation) (development and management of virtual communities)	Milan (Italy)	EUR	100,000	100.00		MATRIX
- FINSATEL S.r.l. (in liquidation) (holding company)	Turin (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
- GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GIALLO PROFESSIONAL PUBLISHING
- FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castelion de La Plana (Spain)	EUR	3,005.50	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	São Paulo (Brazil)	BRL	133,169	91.00 9.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
- PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, tv and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, Italy)	EUR	1,032,800	65.00		GIALLO PROFESSIONAL PUBLISHING
- QUASAR E ASSOCIATI S.r.l. (multimedia publishers)	Milan (Italy)	EUR	20,408	51.00		GIALLO PROFESSIONAL PUBLISHING
- EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
- TTG ITALIA S.p.A. (publishing house for the touristic market)	Turin (Italy)	EUR	100,000	98.00		GIALLO PROFESSIONAL PUBLISHING
- GIALLO VOICE S.p.A. (teleselling, telemarketing, call centers and marketing)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
- IMR S.r.l. (call center services)	Turin (Italy)	EUR	10,500	100.00		GIALLO VOICE
- OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	66.00		GIALLO VOICE
- TELEPROFESSIONAL S.r.l. (call center services)	Monza (Milan, Italy)	EUR	52,000	66.00		GIALLO VOICE
- GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry, printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		SEAT PAGINE GIALLE
- OFFICE AUTOMATION PRODUCTS S.p.A. (wholesale magnetic stand)	Lecco (Italy)	EUR	774,000	84.00		GRUPPO BUFFETTI
- IS PRODUCTS S.p.A. (marketing of office automation)	Lecco (Italy)	EUR	9,360,000	27.78 72.22		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	EUR	510,000	100.00		OFFICE AUTOMATION PRODUCTS
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. (production and trading of business software)	Rome (Italy)	EUR	127,500	100.00		GRUPPO BUFFETTI
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	5,522,920	58.37 41.63		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		SEAT PAGINE GIALLE
- GLOBO EUROPA B.V. (in liquidation) (services and operations in the field of radio and tv broadcasting)	Amsterdam (Holland)	EUR	181,512.09	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- HOLDING MEDIA E COMUNICAZIONE PUBBLICITA' S.r.l. (in liquidation) (purchase and sale of advertising spaces and management of advertising in the field of radio and tv broadcasting)	Rome (Italy)	EUR	516,500	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- TV INTERNAZIONALE S.p.A. (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- BEIGUA S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and tv broadcasting)	Rome (Italy)	EUR	51,480	51.00		TV INTERNAZIONALE

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- GIAROLO S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and tv broadcasting)	Rome (Italy)	EUR	50,490	75.50		TV INTERNAZIONALE
- MTV ITALIA S.r.l. (services in the field of radio and tv broadcasting, production and sale of radio, tv and cinema programs)	Rome (Italy)	EUR	12,151,928	51.00		TV INTERNAZIONALE
- MTV PUBBLICITA' S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA
- TDL INFOMEDIA Ltd (holding company)	Hampshire (UK)	GBP	139,524.78	99.73		SEAT PAGINE GIALLE
- MYBLUECAT.COM Ltd (in liquidation) (supply of services)	Hampshire (UK)	GBP	2	100.00		TDL INFOMEDIA
- TDL INFOMEDIA FINANCE Ltd (holding company)	Hampshire (UK)	GBP	9,734.09	100.00		TDL INFOMEDIA
- TDL INFOMEDIA HOLDINGS Plc (holding company)	Hampshire (UK)	GBP	397,126.43	100.00		TDL INFOMEDIA FINANCE
- TDL INFOMEDIA GROUP Plc (holding company)	Hampshire (UK)	GBP	624,576.64	100.00		TDL INFOMEDIA HOLDINGS
- TDL GROUP Ltd (holding company)	Hampshire (UK)	GBP	89,864.25	100.00		TDL INFOMEDIA GROUP
- THOMSON DIRECTORIES Ltd (pubblishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00		TDL GROUP
- THOMSON DIRECTORIES PENSION COMPANY Ltd (management of Thomson Directories Pension fund)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
- TDL INVESTMENTS B.V. (in liquidation) (supply of services)	Rotterdam (Holland)	EUR	20,000	100.00		TDL INFOMEDIA
- TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	EUR	26,076	100.00		SEAT PAGINE GIALLE
- TELEGATE A.G. (call center services)	Martinsried (Germany)	EUR	20,944,355	16.46 61.98		SEAT PAGINE GIALLE TELEGATE HOLDING
- 118866 Ltd (former TELEGATE Ltd) (call center services)	London (UK)	GBP	1	100.00		TELEGATE A.G.
- ARSMOVENDI.COM A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	150,000	100.00		TELEGATE A.G.
- TRAVELGATE BUSINESS GmbH (in liquidation) (business tour operator)	Munich (Germany)	EUR	25,000	100.00		ARSMOVENDI .COM
- DATAGATE GmbH (call center)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- KIMTRAVEL CONSULTING A.G. (in liquidation) (Internet services)	Munich (Germany)	EUR	69,493	100.00		TELEGATE A.G.
- TELEGATE AKADEMIE GmbH (training center for employees of call centers)	Rostock (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- TELEGATE ANKLAM GmbH (Internet services)	Anklam (Germany)	EUR	51,129	100.00		TELEGATE A.G.
- 11880.com GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE ANKLAM
- MOBILSAFE A.G. (in liquidation) (Internet services)	Meerbusch (Germany)	EUR	150,000	100.00		TELEGATE ANKLAM
- TELEGATE ESPANA S.A. (call center services)	Madrid (Spain)	EUR	3,061,000	100.00		TELEGATE A.G.
- TELEGATE GmbH (call center services)	Vienna (Austria)	EUR	35,000	100.00		TELEGATE A.G.
- TELEGATE Inc. (call center services)	Texas (USA)	USD	10,000,010	100.00		TELEGATE A.G.
- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	100.00		TELEGATE A.G.
- TGT HOLDING B.V. (in liquidation) (holding company)	Schiphol (Holland)	EUR	18,200	100.00		TELEGATE A.G.
Information Technology - Market						
FINSIEL - Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	EUR	59,982,384.60	77.92 0.63		TELECOM ITALIA FINSIEL
- AGRISIAN - Consulenza e Servizi per l'Agricoltura S.C.p.A. (consulting and services in favour of agriculture)	Rome (Italy)	EUR	10,330,000	50.86		FINSIEL
- ASPASIEL S.r.l. (information systems)	Rome (Italy)	EUR	260,000	50.00	51.00	FINSIEL
- BANKSIEL - Società di Informatica e Organizzazione p.A.	Milan	EUR	10,400,000	55.50		FINSIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(design, installation, operation and maintenance of information systems for bank and insurance companies)	(Italy)					
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	EUR	769,585	2.00 98.00		FINSIEL BANKSIEL
- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	51.00	BANKSIEL
- EIS - Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	EUR	5,165,000	100.00		FINSIEL
- FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Rumania)	ROL	11,841,500,000	90.53		FINSIEL
- INSIEL - Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00		FINSIEL
- VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	20.40 30.60		FINSIEL INSIEL
- INTERSIEL - Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza, Italy)	EUR	1,033,000	100.00		FINSIEL
- KRENESIEL - Società Sarda di Informatica S.p.A. (information systems)	Sassari (Italy)	EUR	2,582,300	41.00 10.00		FINSIEL INSIEL
- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,669.54	61.00		FINSIEL
- WEBRED S.p.A. (information systems)	Perugia (Italy)	EUR	1,560,000	51.00		FINSIEL
Information Technology - Group						
IT TELECOM S.p.A. (information and communication technology)	Rome (Italy)	EUR	96,853,000	100.00		TELECOM ITALIA
- NETIKOS S.p.A. (information systems)	Rome (Italy)	EUR	13,416,000	100.00		IT TELECOM
- NETIKOS FINLAND OY (development of wireless solutions)	Helsinki (Finland)	EUR	10,700	100.00		NETIKOS
- SODALIA NORTH AMERICA Inc. (telecommunications software)	Virginia (USA)	USD	700,000	100.00		IT TELECOM
- EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	EUR	312,000	67.33		IT TELECOM
- TECO SOFT ARGENTINA S.A. (design, realization and sale of software)	Buenos Aires (Argentina)	ARS	12,000	100.00 (*)		IT TELECOM
- TELESOFT HELLAS S.A. (telecommunications software)	Athens (Greece)	EUR	489,000	100.00		IT TELECOM
- TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00		IT TELECOM
- WEBEGG S.p.A. (e-business solution)	Milan (Italy)	EUR	33,107,160	69.80 30.20		IT TELECOM FINSIEL
- TELEAP S.p.A. (software applications, architecture)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00		WEBEGG
- @LIVE S.p.A. (international training)	Turin (Italy)	EUR	10,000	100.00		WEBEGG
- DOMUS ACCADEMY S.p.A. (design research)	Milan (Italy)	EUR	140,000	67.33		WEBEGG
- W.P. WINNER PROJECT B. V. (software applications)	Rotterdam (Holland)	EUR	18,152	100.00		WEBEGG
- SOFTWARE FACTORY S.p.A. (software applications)	Milan (Italy)	EUR	1,500,000	100.00		W.P. WINNER PROJECT
TELECOM ITALIA LAB S.p.A. (studies, research and venture capital in telecommunications and electronics)	Turin (Italy)	EUR	27,455,000	100.00		TELECOM ITALIA
- LOQUENDO - SOCIETA' PER AZIONI (research, development and trading of technologies and equipments regarding vocal recognition and interaction)	Turin (Italy)	EUR	3,573,741	99.99		TELECOM ITALIA LAB S.p.A.
- TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	25,894,360	99.99 0.01		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB B.V. (holding company)	Amsterdam (Holland)	EUR	18,655	100.00		TELECOM ITALIA LAB S.A.
- TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for	Turin (Italy)	EUR	390,000	100.00		TELECOM ITALIA LAB S.p.A.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
encrypted telecommunications)						

Other operations

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
EMSA Servizi S.p.A. (former CONSULTEL S.p.A.) (real estate management)	Rome (Italy)	EUR	5,000,000	100.00		TELECOM ITALIA
EPICLINK S.p.A. (telecommunication services)	Segrate (Milan, Italy)	EUR	12,500,000	86.00		TELECOM ITALIA
IN.TEL.AUDIT S.c.a r.l. (Internal auditing for the Telecom Italia Group)	Milan (Italy)	EUR	2,750,000	54.55 18.18 18.18		TELECOM ITALIA SEAT PAGINE GIALLE TELECOM ITALIA MOBILE
NETESI S.p.A. (telecommunication and multimedia services)	Milan (Italy)	EUR	14,744,573	100.00		TELECOM ITALIA
SAIAT- Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	EUR	35,745,120	100.00		TELECOM ITALIA
TELECOM ITALIA LEARNING SERVICES S.p.A. (former SSGRR) (professional training)	L'Aquila (Italy)	EUR	1,560,000	100.00		TELECOM ITALIA
- TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (former CONSIEL DO BRASIL) (consulting and information systems)	Saõ Paulo (Brazil)	BRL	174,040	100.00 (*)		TELECOM ITALIA LEARNING SERVICES
TECNO SERVIZI MOBILI S.r.l. (real estate management)	Rome (Italy)	EUR	26,000	51.00		TELECOM ITALIA
TELECOM ITALIA INTERNATIONAL N.V. (former STET INTERNATIONAL NETHERLANDS N.V.) (holding company)	Amsterdam (Holland)	EUR	2,399,483,300	100.00		TELECOM ITALIA
- BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	82,425,000	97.56		TELECOM ITALIA INTERNATIONAL
- BBEYOND B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00		BBNED
- ICH – International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00		TELECOM ITALIA INTERNATIONAL
- ETI – Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00		ICH
TELECOM ITALIA FINANCE S.A. (former TI WEB) (holding company)	Luxembourg	EUR	869,162,615	100.00 (*)		TELECOM ITALIA
- ISM S.r.l. (holding company)	Turin (Italy)	EUR	10,000	100.00		TELECOM ITALIA FINANCE
- N.V. VERTICO (holding company)	Brussels (Belgium)	EUR	3,533,781	99.99 0.01		ISM TELECOM ITALIA FINANCE
- TELSI Ltd (holding company)	London (UK)	EUR	603,565,000	100.00 (*)		TELECOM ITALIA FINANCE
TELE PAY ROLL SERVICES S.p.A. (information systems for payroll services)	Rome (Italy)	EUR	2,840,000	100.00		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to undertake the charge of Director /Manager, or held by Fiduciaries.

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	15,080,541.90	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00		TMI TELEMEDIA INTERN. Ltd
GOALLARS B.V. (management of an Internet site)	Amsterdam (Holland)	EUR	100,000	55.00		MATRIX
TELECOM ITALIA CAPITAL S.A. (financing)	Luxembourg	EUR	2,336,000	99.999 0.001		TELECOM ITALIA TELECOM ITALIA FINANCE
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00		TMI TELEMEDIA INTERN. Ltd
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM S.MARINO
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	870,000	100.00		INTELCOM S.MARINO
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	Saõ Paulo (Brazil)	BRL	2,443,217	100.00 (*)		TMI TELEMEDIA INTERN. Ltd
ZONET ITALIA S.p.A. (creation and management of Internet sites)	Milan (Italy)	EUR	400,000	51.00		MATRIX
AFFILIATED COMPANIES						
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,336.84	35.21		SAIAT
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM S.MARINO STREAM
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,841,258,210	50.00		ENTEL TELEFONIA PERSONAL
CABLE INSIGNIA S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	1,000,000,000	75.00		TELECOM PERSONAL
CARTESIA-CARTOGRAFIA DIGITALE S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	1,032,800	50.00		TELECOM ITALIA
CYGENT Inc. (development and sale of software)	California (USA)	USD	52,273,000	25.21		TELECOM ITALIA LAB B.V.
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	49.00		FINSIEL
DISCOVERITALIA S.p.A. (communication services)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		EIS
ESRI ITALIA S.p.A. (development and distribution of services based on the GIS - "Geographical Information Systems" technology)	Rome (Italy)	EUR	500,000	49.00		SEAT PAGINE GIALLE
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	La Habana (Cuba)	USD	1,441,900,000	29.29		TELECOM ITALIA INTERNATIONAL
EURODIRECTORY S.A. (holding company of the publishers of the Kompass directories)	Luxembourg	EUR	1,625,320	50.00		SEAT PAGINE GIALLE
GARAGE S.r.l. (multimedia and cinema broadcasting)	Milan (Italy)	EUR	49,400	35.00		WEBEGG
GLB SERVICOS INTERATIVOS S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	182,732,615	28.57		TELECOM ITALIA FINANCE
GO TO WEB S.p.A. (web-based software solutions)	Ivrea (Torino, Italy)	EUR	3,719,764	20.00		WEBEGG
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		TELECOM ITALIA INTERNATIONAL
ICOM Inc. (development of data bank and Internet market place)	Toronto (Canada)	CAD	203.09	40.00		NETCREATIONS
IM.SER S.p.A. (real estate management)	Rome (Italy)	EUR	1,315,800	40.00		TELECOM ITALIA
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
ISCE Investor in Sapient & Cuneo Europe S.A. (consulting)	Luxembourg	EUR	4,334,400	25.00		SEAT PAGINE GIALLE
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL B.V. (trade and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00		ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trade company)	Sao Paulo (Brazil)	BRL	2,018,302	51.44 48.56		ITALTEL S.p.A. ITALTEL B.V.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000	90.00 10.00		ITALTEL S.p.A. TELECOM ITALIA LAB S.p.A.
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	50,119,607	90.00 10.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trade company)	Dusseldorf (Germany)	EUR	40,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trade company)	Issy (France)	EUR	40,000	100.00		ITALTEL HOLDING
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	EUR	115,459,344	19.37		TELECOM ITALIA FINANCE
ITALTEL Inc. (trade company)	Delaware (USA)	USD	100	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL KENYA Ltd (telecommunications systems)	Nairobi (Kenya)	KES	500,000	99.98 0.02		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL NIGERIA Ltd (telecommunications systems)	Lagos (Nigeria)	NGN	2,000,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	EUR	6,460,750	100.00		ITALTEL B.V.
ITALTEL S.p.A. (telecommunications systems)	Milan (Italy)	EUR	196,830,400	100.00		ITALTEL HOLDING
ITALTEL UK Ltd (trade company)	Staines (UK)	GBP	26,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
L'UFFICIO MODERNO S.r.l. (sale of books and office supplies)	Florence (Italy)	EUR	10,400	15.00 15.00		GRUPPO BUFFETTI IL CENTRO CONTABILE
MARCAM ITALY S.r.l. (services for automatical data management)	Milan (Italy)	EUR	92.962	99.00		PRAXIS CALCOLO
MESNIL HOLDING S.A. (holding company)	Luxembourg	EUR	78,000	99.99		ISCE
MIA ECONOMIA.com S.r.l. (publishing in the field of personal finance)	Milan (Italy)	EUR	1,500,000	30.00		MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00		TELECOM ITALIA
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00		MIRROR INTERN. HOLDING
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00		TELECOM ITALIA LAB B.V.
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00		TELECOM ITALIA INTERNATIONAL
NORDCOM S.p.A. (application service provider)	Milan (Italy)	EUR	5.000.000	42.00		TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	78,633,050	22.03 11.86	32.50 17.50	TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	175,200,000,000	67.50		TELECOM PERSONAL
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data processing)	Milan (Italy)	EUR	1,056,000	22.50		FINSIEL
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM NORTEL INVERSORA
SIEMENS INFORMATICA S.p.A. (sale of innovating solutions in the field of electronic and mobile business)	Milan (Italy)	EUR	6,192,000	49.00		TELECOM ITALIA
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	EUR	260,000	40.00		TELECOM ITALIA LAB S.p.A.
SISPI S.p.A.	Palermo	EUR	2,066,000	49.00		FINSIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(information systems for the municipality of Palermo and other private and public entities)	(Italy)					
SITEBA SISTEMI TELEMATICI BANCARI S.p.A. (support services for payments systems)	Milan (Italy)	EUR	2,600,000	30.00		TELECOM ITALIA
SITECNIKA S.p.A. (IT multivendor services)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (furnishing of resources in the field of ITC-Information Technology Communication solutions)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A. (development of business enterprises in the field of ITC and technological information)	Rome (Italy)	EUR	100,000	49.00		FINSIEL
STREAM S.p.A. (multimedia services)	Rome (Italy)	EUR	302,399,080	50.00		TELECOM ITALIA
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	249,873	100.00		TELECOM ARGENTINA STET-FRANCE TELECOM
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
TELEGONO S.r.l. (real estate management)	Rome (Italy)	EUR	1,000,000	40.00		TELECOM ITALIA
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	14.78		TELECOM ITALIA INTERNATIONAL
TELEKOM SRBIJA a.d. (telecommunications services)	Belgrade (Serbia)	YUM	10,800,000,000	29.00		TELECOM ITALIA INTERNATIONAL
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TIGLIO I S.r.l. (real estate management)	Milan (Italy)	EUR	5,255,704	36.85 2.10		TELECOM ITALIA SEAT PAGINE GIALLE
TIGLIO II S.r.l. (real estate management)	Milan (Italy)	EUR	14,185,288	49.47		TELECOM ITALIA
USABLENET Inc. (development of a software for the analisys of web sites)	Delaware (USA)	USD	1	20.00		TELECOM ITALIA LAB B.V.
VIRTUALSELF Ltd. (development and sale of internet services based on a technology for the linguistic analysis for the research of contents)	Ramat Gan (Israel)	ILS	4,749	38.70		TELECOM ITALIA LAB B.V.

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to undertake the charge of Director /Manager, or held by Fiduciaries.

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
ARTES S.r.l. (in liquidation) (telecommunications services)	Rome (Italy)	EUR	10,000	100.00		HOLDING MEDIA E COMUNICAZIONE HMC
BUFFETTI S.r.l. (in liquidation) (sale of books and office supplies)	Rome (Italy)	EUR	10,000	100.00		GRUPPO BUFFETTI
CABESTAN S.A. (in liquidation) (software design)	Suresnes (France)	FRF	250,000	100.00		CONSODATA S.A.
CONSODATA INTERACTIVE S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSODATA ITALIA S.r.l. (in liquidation) (business information)	Milan (Italy)	EUR	10,200	100.00		CONSODATA S.A.
CONSODATA SYSTEME S.A. (in liquidation) (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
DATABANK WETTBEWERBS - MARKT- UND FINANZANALYSE GmbH (in liquidation) (marketing)	Darmstadt (Germany)	EUR	153,387.56	60.00		DATABANK S.p.A.
EMAX-TRADE S.r.l. (in liquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00		MATRIX
GIALLO MARKET S.r.l. (in liquidation) (owner of Virgilio.it)	Milan (Italy)	EUR	10,000	90.00 10.00		MATRIX SEAT PAGINE GIALLE
GIALLO VIAGGI.it S.p.A. (in liquidation) (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
EVEREST S.r.l. (telematic services)	Trieste (Italy)	EUR	10,400	100.00		WAVENET
FINSIEL HELLAS S.A. (in liquidation) (computer products for public and private customers)	Koropi (Greece)	GRD	230,000,000	91.00		FINSIEL
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507.26	89.70		GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation) (sale of products for office automation)	Asnieres (France)	FRF	19,168,900	100.00		IS PRODUCTS
IREOS S.p.A. (in liquidation) (promotion and management of remote domiciliary assistance)	Rome (Italy)	EUR	100,000	100.00		TELECOM ITALIA
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	30.00 35.00		TELECOM ITALIA TELECOM ITALIA MOBILE
KMATRIX S.r.l. (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00		MATRIX
LINK S.r.l. (in liquidation) (supply of computer services)	Milan (Italy)	EUR	10,400	100.00		MATRIX
LOQUENDO Inc. (in liquidation) (development of software for web vocal interaction)	California (USA)	USD	14,021,000	100.00		LOQUENDO S.p.A.
NETESI S.A.S. (in liquidation) (telecommunication services)	Paris (France)	EUR	40,000	100.00 (*)		NETESI
NEW WORLD TELECOM S.A. (telecommunication services)	Santiago (Chile)	CLP	14,000,000	100.00 (*)		LATIN AMERICAN NAUTILUS CHILE
OR.MA INFORMATICA S.r.l (wholesale of computer products)	Rome (Italy)	EUR	10,200	100.00		GRUPPO BUFFETTI
RFM DATA Ltd (in liquidation) (list broking)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCESS
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00		SEAT PAGINE GIALLE
SERVICE IN S.r.l. (in liquidation) (furnishing of services)	Milan (Italy)	EUR	10,691	95.00		CIPI
TELECOM ITALIA GmbH (in liquidation) (holding company)	Vienna (Austria)	EUR	36,336.42	100.00		TELECOM ITALIA
TELECOM ITALIA IRELAND Ltd (telecommunications services)	Dublin (Ireland)	EUR	2	100.00		TELECOM ITALIA
TELECOMMUNICATIONS ADVISER LLC (management of Saturn Venture Partners fund)	Delaware (USA)	USD	560,280	100.00		TELECOM ITALIA LAB G.P.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	Rome (Italy)	EUR	50,000	80.00 20.00		TELECOM ITALIA TELECOM ITALIA MOBILE
TIM.COM Holding B.V. (holding company)	Amsterdam (Holland)	EUR	18,000	100.00		TIM INTERNATIONAL
TIMNET.COM PERU' S.A.C.	Lima	PEN	1,000	100.00		TIM PERU'

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
(services for mobile networks)	(Perù)					
TIN WEB S.p.A. (in liquidation) (consulting for the creation of Internet sites)	Milan (Italy)	EUR	10,000	100.00		SEAT PAGINE GIALLE
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation) (telecommunications services)	Budapest (Hungary)	HUF	3,000,000	100.00		TMI TELEMEDIA INTERN. Ltd
TRAINET S.p.A. (in liquidation) (development, operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,445.70	100.00		TELECOM ITALIA
WAVENET S.r.l. (telematic services)	Monfalcone (Gorizia, Italy)	EUR	51,600	84.37		NETESI
AFFILIATED COMPANIES						
CITEL - Corporacion Interamericana de Telecomunicaciones S.A. (holding company)	Monterrey (Mexico)	MXN	2,073,729,933	25.00		TELECOM ITALIA INTERNATIONAL
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COMUNICAZIONE INTEGR. (in liq.)
CROMA S.r.l. (in liquidation) (hardware maintenance)	P. San Giovanni (Perugia, Italy)	EUR	41,317	50.00		WEBRED
DATATRADER S.A. (in liquidation) (creation and sale of data base)	Rueil Mailmaison (France)	EUR	266,980	50.00		CONSODATA S.A.
E-UTILE S.p.A. (ICT solutions and services for companies in the field of pubblic utilities)	Milan (Italy)	EUR	462,000	51.00		SIEMENS INFORMATICA
INDIRECT S.P.R.L. (in liquidation) (sale of services)	Brussels (Belgium)	BEF	6,000,000	19.17 7.83		TDL INVESTMENTS TDL INFOMEDIA Ltd
MEDITERRANEAN BROAD BAND ACCESS S.A. (telecommunications services)	Heraklion Crete (Greece)	EUR	17,580,000	40.00		TELECOM ITALIA INTERNATIONAL
NETEX S.r.l. (in liquidation) (activities relating to the contract regarding the licence of the software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00		MATRIX
TDL BELGIUM S.A. (publishing and sale of directories)	Bruxelles (Belgium)	FB	750,087,200	49.60		TDL INVESTMENTS
UBA – NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	12,000	50.00		TRAINET (in liquidation)
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (vocal message services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA
CONSORTIUM SUBSIDIARIES						
CONSORZIO ABECA (in liquidation) (information systems for the Ministry of cultural properties and environment)	Rome (Italy)	EUR	103,291.38	33.33 33.33		FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE (professional training for the Ministry of work and social security)	Bari (Italy)	EUR	51,645.69	60.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA (electrical feeding of the fixed and mobile lines of the associated companies)	Rome (Italy)	EUR	10,000	50.00 50.00		TELECOM ITALIA TELECOM ITALIA MOBILE
CONSORZIO GEODOC (in liquidation) (realization of an information system for the geological documentation of the nation	Rome (Italy)	EUR	103,291.38	90.00		FINSIEL
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of cultural properties and environment)	Rome (Italy)	EUR	171,600	90.91 9.09		FINSIEL IT TELECOM
CONSORZIO ISIB (in liquidation) (harmonization of the infrastructural system of the Central Institute which manages the unique catalogue of the Italian libraries)	Rome (Italy)	EUR	51,645.69	70.00 30.00		FINSIEL INTERSIEL
CONSORZIO NAUTILUS (professional training)	Rome (Italy)	EUR	30,000	31.00 20.00		TELECOM ITALIA LEARNING SERVICES MEDITERRANEAN NAUTILUS Ltd
CONSORZIO SEGISIEL in liquidation) (realization of operating systems in the field of justice for the Telcal consortium)	Rende (Cosenza, Italy)	EUR	103,291.38	85.00 15.00		INTERSIEL FINSIEL
CONSORZIO SER (in liquidation) (realization of the information plan Calabria for the Telcal consortium)	Catanzaro (Italy)	EUR	103,291.38	46.00 5.00		INTERSIEL INSIEL
CONSORZIO SESIT (realization of the integrated information system for the Ministry of transport and navigation)	Rome (Italy)	EUR	51,645.69	70.00		FINSIEL
CONSORZIO SOFTIN (in liquidation) (research and development in the field of industrial software and consulting)	Naples (Italy)	EUR	877,976.73	100.00		FINSIEL
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,460	33.33 33.33		IT TELECOM FINSIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORTIUM AFFILIATES						
CONSORZIO ACCAM (automation of the communication centers of the agencies and operating units of the military air force)	Rome (Italy)	EUR	6,120	33.33		EIS
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	EUR	180,759.91	20.00		FINSIEL
CONSORZIO CEW (electronic publishing)	Perugia (Italy)	EUR	15,400	40.00		WEBRED
CONSORZIO CSIA (information systems for the State agency for the agricultural market)	Rome (Italy)	EUR	206,582.76	44.00		FINSIEL
CONSORZIO DREAM FACTORY (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	EUR	20,000	20.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO ITALTEL TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456	100.00		ITALTEL S.p.A.
CONSORZIO LABORATORIO DELLA CONOSCENZA (realization of a research project for innovative remote professional training and platforms in Naples)	Naples (Italy)	EUR	51,646	25.00 25.00		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA LEARNING SERVICES
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	EUR	2,582.28	50.00		WEBRED
CONSORZIO PAOLA (in liquidation) (applicated research for the development of information systems for clinics and medical structures)	Udine (Italy)	EUR	8,143.88	50.00		INSIEL
CONSORZIO REISSFORM (services and consulting regarding professional training and management)	Rome (Italy)	EUR	51,000	50.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA' FEDERICO II (professional training)	Naples (Italy)	EUR	127,500	20.00		TELECOM ITALIA MOBILE
CONSORZIO SIMT (information systems for the General Management of the civil traffic and transport control authority)	Rome (Italy)	EUR	51,645.69	45.00		FINSIEL
CONSORZIO STOAMED (projects and management of technologically advanced services regarding professional training)	Ercolano (Naples, Italy)	EUR	10,000	30.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO TELCAL (planning and development of the organic project "Piano Telematico Calabria")	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	EUR	103,291	33.33		TELECOM ITALIA

(*) The percentage of ownership includes Ordinary Shares/Quotas held by members of the Board of Directors/Managers, as requested by local laws in order to undertake the charge of Director /Manager, or held by Fiduciaries.

ANNEX II

BALANCE SHEETS AND INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2002, 2001 AND 2000

Olivetti Group
Consolidated Balance Sheet (in millions of euros)

ASSETS	31.12.2002	31.12.2001
A) AMOUNTS DUE FROM SHAREHOLDERS	3	1
B) FIXED ASSETS		
I. Intangible fixed assets		
1) Start-up and expansion costs	83	126
2) Industrial patents and intellectual property rights	1,269	1,291
3) Concessions, licenses, trademarks and similar rights	3,995	4,452
4) Goodwill	17	50
5) Assets in process of formation and advance payments	832	874
6) Other assets	488	590
7) Consolidation differences	27,877	31,837
Total intangible fixed assets	34,561	39,220
II. Tangible fixed assets		
1) Land and buildings	2,245	3,137
2) Plant and machinery	14,958	16,695
3) Industrial and commercial equipment	60	83
4) Other assets	691	746
5) Assets under construction and advance payments	1,495	1,436
Total tangible assets	19,449	22,097
III. Financial fixed assets		
1) Equity investments in		
subsidiary companies	19	19
associated companies	2,101	4,651
other companies	456	387
advances on future capital contributions		1,659
2) Financial receivables		
Due within 12 months from		
others	16	82
Due after 12 months from		
subsidiary company	16	
others	14	
3) Other receivables		
Due within 12 months from		
subsidiary companies	5	2
associated companies	2	
verso altri	55	80
Due after 12 months from		
associated companies	433	117
others	232	273
4) Other securities		
Guarantee deposits	1	1
Other	303	86
5) Treasury stock	393	393
Total financial fixed assets	4,046	7,750
Total financial fixed assets (B)	**58,056**	**69,067**

ASSETS	31.12.2002	31.12.2001
C) CURRENT ASSETS		
I. Inventories		
1) Raw, ancillary and consumable materials	30	42
2) Work-in progress and semi-finished products	27	29
3) Contract work-in progress	179	352
4) Finished products and goods for resale	346	436
5) Advances to suppliers	2	2
Total inventories	584	861
II. Receivables		
Due within 12 months from		
customers	8,119	8,251
subsidiary companies	41	32
associated companies	214	569
others	6,295	4,908
Due after 12 months from		
customers	1	3
others	2,065	725
Total receivables	16,735	14,488
III. Financial assets not held as fixed assets		
Equity investments	173	393
Securities	1,927	3,616
Receivables for securities held under reverse repurchase agreements	56	4
Total financial assets not held as fixed assets	2,156	4,013
IV. Liquid funds		
Bank and post office deposits	4,363	3,626
Cash	7	76
Total liquid funds	4,370	3,702
Total current assets (C)	**23,845**	**23,064**
D) ACCRUED INCOME AND PREPAID EXPENSES		
1) Discounts on bond issues and deferred charges on loans	150	131
2) Other accrued income and prepaid expenses	1,330	1,964
Total accrued income and prepaid expenses (D)	**1,480**	**2,095**
TOTAL ASSETS	**83,384**	**94,227**

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2002	31.12.2001
A) SHAREHOLDERS' EQUITY			
I.	*Share capital*	8,845	8,784
I bis.	*Share capital increases to be filed with the Companies Register, pursuant article 2444 of the Italian Civil Code*		1
I ter.	*Share capital increase payments relating to shares to be issued*		
II.	*Additional paid-in capital*	3,765	3,765
II bis.	*Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued*		-
III.	*Revaluation reserves*	1	1
IV.	*Legal reserve*	921	921
V.	*Reserve for treasury stock*	2	2
VI.	*Other Parent Company reserves*	2,036	2,061
VII.	*Reserve for Parent Company shares held by subsidiary companies*	391	391
VIII.	*Sundry reserves, retained earnings and accumulated losses*	(3,548)	(107)
IX.	*Group income (loss) for the year*	(773)	(3,090)
Group shareholders' equity		**11,640**	**12,729**
X.	*Minority interests*	8,984	13,624
Total shareholders' equity (A)		**20,624**	**26,353**
B) RESERVES FOR RISKS AND CHARGES			
1)	Employee pensions and similar obligations	47	66
2)	Taxation	384	759
3)	Other provisions	5,395	3,333
Total reserves for risks and charges (B)		**5,826**	**4,158**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**1,364**	**1,414**

LIABILITIES AND SHAREHOLDERS' EQUITY	31.12.2002	31.12.2001
D) PAYABLES		
Due within 12 months		
1) Bonds	813	180
2) Convertible bonds		16
3) Due to banks	3,926	7,412
4) Due to other lenders	1,104	412
5) Advances	270	399
6) Due to suppliers	5,657	6,351
7) Notes payable	241	
8) Due to subsidiary companies	16	27
9) Due to associated companies	625	421
10) Due to tax authorities	898	937
11) Due to social security authorities	257	284
12) Other payables	4,511	4,770
Due after 12 months		
1) Bonds	23,591	22,871
2) Convertible bonds	7,401	8,956
3) Due to banks	1,850	3,453
4) Due to other lenders	866	1,413
5) Due to suppliers	13	156
6) Notes payable		220
7) Due to associated companies	24	474
8) Due to tax authorities	29	82
9) Due to social security authorities	1,102	1,236
10) Other payables	49	181
Total payables (D)	53,243	60,251
E) ACCRUED EXPENSES AND DEFERRED INCOME		
Premiums on loan issues	37	
Other accrued expenses and deferred income	2,290	2,051
Total accrued expenses and deferred income (E)	2,327	2,051
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	83,384	94,227

MEMORANDUM ACCOUNTS	31.12.2002	31.12.2001
Personal guarantees given, net of counter- securities received	1,227	1,538
Guarantees on Group companies assets	111	163
Commitments	3,124	5,431
Other accounts	93	295
TOTAL MEMORANDUM ACCOUNTS	4,555	7,427

Olivetti Group
Consolidated Income Statement (in millions of euros)

	Year 2002	Year 2001
A) VALUE OF PRODUCTION		
1) Revenues from sales and services	31,408	32,016
2) Changes in inventories of work-in progress, semi-finished and finished products	(8)	(15)
3) Changes in contract work-in progress	(42)	(119)
4) Capitalised production	675	583
5) Other revenues and income		
grants	20	26
other	484	450
Total value of production (A)	**32,537**	**32,941**
B) COSTS OF PRODUCTION		
6) Raw, ancillary and consumable materials and goods for resale	2,315	2,640
7) Services received	9,407	9,782
8) Leases and rentals	1,166	1,096
9) Personnel		
a) Wages and salaries	3,410	3,522
b) Social security charges	1,008	1,042
c) Employee severance indemnities	218	222
d) Other	101	133
	4,737	4,919
10) Amortisation, depreciation and writedowns		
a) Amortisation of intangible fixed assets	3,462	3,565
b) Depreciation of tangible fixed assets	3,807	4,080
c) Other writedowns of fixed assets	58	17
d) Writedowns of receivables classified as current assets and of liquid funds	546	448
	7,873	8,110
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	12	(42)
12) Provisions for risks	114	389
13) Other provisions	58	97
14) Other operational expenses	839	858
Total costs of production (B)	**26,521**	**27,849**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A-B)	**6,016**	**5,092**

	Year 2002	Year 2001
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments in		
Subsidiary companies	46	9
Associated companies		8
Others	11	204
	57	221
16) Other financial income		
a) From receivables classified as fixed assets due from		
subsidiary companies		
associated companies	1	6
others	16	16
b) From securities held as fixed assets	4	3
c) From securities held as current assets	234	295
d) Other interest and financial income from		
subsidiary companies	1	1
associated companies	12	17
others	1,244	887
	1,512	1,225
17) Interest and other financial charges	(3,819)	(4,330)
Total financial income and charges (C)	**(2,250)**	**(2,884)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS		
18) Revaluations of		
equity investments	121	168
securities held as current assets		30
	121	198
19) Writedowns of		
equity investments	(759)	(2,157)
financial fixed assets	(40)	(49)
securities held as current assets	(108)	(188)
	(907)	(2,394)
Total value adjustments to financial assets (D)	**(786)**	**(2,196)**
E) EXTRAORDINARY INCOME AND CHARGES		
20) Income		
gains on disposals	2,553	465
other income	437	531
	2,990	996
21) Charges		
losses on disposals	(236)	(48)
prior years taxation	(8)	(5)
other charges	(8,242)	(4,052)
	(8,486)	(4,105)
Total extraordinary income and charges (E)	**(5,496)**	**(3,109)**
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A-B+C+D+E)	**(2,516)**	**(3,097)**
22) Income taxes for the year	2,210	(579)
RESULT AFTER TAXATION BEFORE MINORITY INTERESTS	**(306)**	**(3,676)**
23) Result after taxation attributable to minority shareholders	(467)	586
24) GROUP NET RESULT FOR THE YEAR	**(773)**	**(3,090)**

Olivetti Group
Consolidated Balance Sheet (in millions of euros)

ASSETS	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
A) AMOUNTS DUE FROM SHAREHOLDERS	1	1	1
B) FIXED ASSETS			
I. Intangible fixed assets			
1) Start-up and expansion costs	126	94	94
2) Industrial patents and intellectual property rights	1,291	827	837
3) Concessions, licenses, trademarks and similar rights	4,307	3,315	3,505
4) Goodwill	50	72	72
5) Assets in process of formation and advance payments	874	840	840
6) Other assets	735	516	654
7) Consolidation differences	31,837	33,510	33,638
Total intangible fixed assets	39,220	39,174	39,640
II. Tangible fixed assets			
1) Land and buildings	3,137	2,917	3,208
2) Plant and machinery	16,695	16,343	18,170
3) Industrial and commercial equipment	83	93	92
4) Other assets	746	613	849
5) Assets under construction and advance payments	1,436	1,106	1,457
Total tangible assets	22,097	21,072	23,776
III. Financial fixed assets			
1) Equity investments in			
subsidiary companies	19	26	26
associated companies	4,651	7,556	7,166
other companies	387	384	387
advances on future capital contributions	1,659	187	187
2) Financial receivables			
Due within 12 months from			
others	82	78	78
3) Non financial receivables			
Due within 12 months from			
subsidiary companies	2		
others	80	111	111
Due after 12 months from			
associated companies	117	127	127
others	273	239	242
4) Other securities			
Guarantee deposits	1	1	1
Other	86	664	668
5) Treasury stock	393	393	393
Total financial fixed assets	7,750	9,766	9,386
Total financial fixed assets (B)	**69,067**	**70,012**	**72,802**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
C) CURRENT ASSETS			
I. Inventories			
1) Raw, ancillary and consumable materials	42	50	51
2) Work-in progress and semi-finished products	29	32	35
3) Contract work-in progress	352	471	471
4) Finished products and goods for resale	436	356	402
5) Advances to suppliers	2	9	9
Total inventories	861	918	968
II. Receivables			
Due within 12 months from			
customers	8,251	7,862	8,322
subsidiary companies	32	42	42
associated companies	569	466	444
others	4,908	3,966	4,030
Due after 12 months from			
customers	3	5	5
others	725	754	754
Total receivables	14,488	13,095	13,597
III. Financial assets			
Equity investments	393	739	739
Securities	3,616	2,759	2,909
Receivables for securities held under reverse repurchase agreements	4	1	1
Total financial assets not held as fixed assets	4,013	3,499	3,649
IV. Liquid funds			
Bank and post office deposits	3,626	2,745	2,763
Cash	76	7	8
Total liquid fund	3,702	2,752	2,771
Total current assets (C)	**23,064**	**20,264**	**20,985**
D) ACCRUED INCOME AND PREPAID EXPENSES			
1) Discounts on loan issues and deferred charges on loans	131	23	24
2) Other accrued income and prepaid expenses	1,964	1,532	1,548
Total accrued income and prepaid expenses (D)	**2,095**	**1,555**	**1,572**
TOTAL ASSETS	**94,227**	**91,832**	**95,360**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

LIABILITIES AND SHAREHOLDERS' EQUITY		31.12.2001	31.12.2000 restated (*)	31.12.2000 original
A) SHAREHOLDERS' EQUITY				
I.	*Share capital*	8,784	4,915	4,915
I bis.	*Share capital increase to be filed with the Companies Register (article 2444 Civil Code*	1	-	-
I ter.	*Share capital increase payment relating to shares to be issued*			
I quater.	*Shares to be issued in exchange for Tecnost S.p.A. shares*	-	1,999	1,999
II.	*Additional paid-in capital*	3,765	3,196	3,196
II bis.	*Additional paid-in capital in respect of share capital increases to be filed with the Companies Register and of shares to be issued*	-	-	-
III.	*Revaluation reserves*	1	1	1
IV.	*Legal reserve*	921	877	877
V.	*Reserve for treasury stock*	2	2	2
VII.	*Other reserves*	2,452	2,466	2,466
VIII.	*Sundry reserves, retained earnings and accumulated losses*	(107)	1,340	1,340
IX.	*Group income (loss) for the year*	(3,090)	(940)	(940)
Group shareholders' equity		**12,729**	**13,856**	**13,856**
X.	*Minority interests*	13,624	16,673	17,510
Total shareholders' equity (A)		**26,353**	**30,529**	**31,366**
B) RESERVES FOR RISKS AND CHARGES				
1)	Employee pensions and similar obligations	66	31	31
2)	Taxation	759	1,152	1,321
3)	Other provisions	3,333	1,727	1,727
Total reserves for risks and charges (B)		**4,158**	**2,910**	**3,079**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES		**1,414**	**1,388**	**1,388**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
D) PAYABLES			
Due within 12 months			
1) Bonds	180	339	404
2) Convertible bonds	16		
3) Due to banks	7,412	13,784	14,034
4) Due to other lenders	412	428	449
5) Advances	399	376	376
6) Due to suppliers	6,351	6,620	7,047
7) Due to subsidiary companies	27	6	6
8) Due to associated companies	421	744	739
9) Due to tax authorities	937	928	960
10) Due to social security authorities	284	292	294
11) Other payables	4,770	4,347	4,486
Due after 12 months			
1) Bonds	22,871	16,723	17,658
2) Convertible bonds	8,956	2,855	2,855
3) Due to banks	3,453	4,051	4,617
4) Due to other lenders	1,413	1,300	1,318
5) Due to suppliers	156	32	35
6) Notes payable	220	50	50
7) Due to associated companies	474	506	506
8) Due to tax authorities	82	2	2
9) Due to social security authorities	1,236	1,365	1,365
10) Other payables	181	554	584
Total payables (D)	**60,251**	**55,302**	**57,785**
E) ACCRUED EXPENSES AND DEFERRED INCOME			
Premiums on loan issues	-	-	-
Other accrued expenses and deferred income	2,051	1,703	1,742
Total accrued expenses and deferred income (E)	**2,051**	**1,703**	**1,742**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	94,227	91,832	95,360

MEMORANDUM ACCOUNTS	31.12.2001	31.12.2000 restated (*)	31.12.2000 original
Personal guarantees given, net of counter-securities received	1,538	3,121	3,106
Guarantees on Group companies assets	163	2	2
Commitments	5,431	5,001	5,001
Other accounts	295	266	266
TOTAL MEMORANDUM ACCOUNTS	7,427	8,390	8,375

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

Olivetti Group
Consolidated Income Statement (in millions of euros)

	Year 2001	Year 2000 restated (*)	Year 2000 original
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	32,016	28,374	30,116
2) Changes in inventories of work-in progress, semi-finished and finished products	(15)	42	45
3) Changes in contract work-in progress	(119)	248	248
4) Capitalised production	583	831	912
5) Other revenues and income:			
grants	26	21	21
other	450	438	462
Total value of production (A)	**32,941**	**29,954**	**31,804**
B) COSTS OF PRODUCTION			
6) Raw, ancillary and consumable materials and goods for resale	2,640	2,931	3,058
7) Services received	9,782	8,162	8,623
8) Leases and rentals	1,096	780	827
9) Personnel:			
a) wages and salaries	3,522	3,480	3,667
b) social security charges	1,042	1,121	1,172
c) employee severance indemnities	222	252	252
d) other	133	112	154
	4,919	4,965	5,245
10) Amortisation, depreciation and writedowns			
a) Amortisation of intangible fixed assets	3,565	2,340	2,395
b) Depreciation of tangible fixed assets	4,080	4,179	4,561
c) Other writedowns of fixed assets	17	48	48
d) Writedowns of receivables classified as current assets and of liquid funds	448	412	495
	8,110	6,979	7,499
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	(42)	(6)	(25)
12) Provisions for risks	389	143	154
13) Other provisions	97	59	59
14) Other operational expenses	858	872	930
Total costs of production (B)	**27,849**	**24,885**	**26,370**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A–B)	5,092	5,069	5,434

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

	Year 2001	Year 2000 restated (*)	Year 2000 original
C) FINANCIAL INCOME AND CHARGES			
15) Income from equity investments			
Subsidiary companies	9	6	6
Associated companies	8	80	80
Other	204	307	308
	221	393	394
16) Other financial income			
a) From receivables classified as fixed assets due from			
associated companies	6	10	10
others	16	9	10
b) From securities held as fixed assets	3		
c) From securities held as current assets	295	167	171
d) Other interest and financial income from			
subsidiary companies	1	1	1
associated companies	17	17	15
others	887	565	601
	1,225	769	808
17) Interest and other financial charges	(4,330)	(2,444)	(2,641)
Total financial income and charges (C)	**(2,884)**	**(1,282)**	**(1,439)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations of			
equity investments	168	298	276
securities held as current assets	30	4	4
	198	302	280
19) Writedowns of			
equity investments	(2,157)	(1,324)	(1,314)
financial fixed assets	(49)	(134)	(134)
securities held as current assets	(188)	(38)	(38)
	(2,394)	(1,496)	(1,486)
Total value adjustments to financial assets (D)	**(2,196)**	**(1,194)**	**(1,206)**
E) EXTRAORDINARY INCOME AND CHARGES			
20) Income			
gains on disposals	465	1,408	1,408
other income	531	297	297
	996	1,705	1,705
21) Charges			
losses on disposals	(48)	(16)	(15)
prior years taxation	(5)	(6)	(6)
other charges	(4,052)	(1,518)	(1,549)
	(4,105)	(1,540)	(1,570)
Total extraordinary income and charges (E)	**(3,109)**	**165**	**135**
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A-B+C+D+E)	**(3,097)**	**2,758**	**2,924**
22) Income taxes for the year	(579)	(1,813)	(1,923)
23) Result attributable to minority shareholders	586	(1,885)	(1,941)
24) GROUP NET RESULT FOR THE YEAR	**(3,090)**	**(940)**	**(940)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

ANNEX III

OLIVETTI GROUP QUARTERLY REPORT AT 31 MARCH 2003

The Olivetti Group

SUMMARY OF BUSINESS AND FINANCIAL RESULTS

In the first quarter of 2003, the Group posted a consolidated loss of 397 million euros, down by 210 million euros from the 2002 first-quarter loss of 187 million euros; the year-earlier figure included gains of 728 million euros realised on disposals (Bouygues Décaux Télécom and Lottomatica), which had a net impact of 243 million euros on the Group result. Excluding this effect, the 2003 first-quarter result would have reflected an improvement of 33 million euros on the year-earlier first quarter.

Group net financial indebtedness at 31 March 2003 totalled 31,891 million euros (16,079 million euros for the Telecom Italia Group), a decrease of 1,508 million euros from 31 December 2002 (33,399 million euros), of which 2,039 million euros attributable to the Telecom Italia Group.

Olivetti Group total shareholders' equity at 31 March 2003 was 20,659 million euros (11,233 million euros after minority interests); at 31 December 2002 it was 20,624 million euros (11,640 million euros after minority interests).

The table below sets out key business and financial data for the Olivetti Group:

Income figures (in millions of euros)	**1st quarter 2003**	**1st quarter 2002**	**Full year 2002**
Revenues	7,291	7,533	31,408
Result before interest and taxes (EBIT) and non recurring income and charges	1,515	1,391	6,016
EBIT	1,508	2,041	520
Income before taxes and minority interests	868	1,313	(2,516)
Net result for the period	(397)	(187)	(773)
Net result before amortization of goodwill on Telecom Italia	(70)	136	520

Balance sheet and financial figures (in millions of euros)	**31.3.2003**	**31.12.2002**
Net financial indebtedness	31,891	33,399
Total shareholders' equity	20,659	20,624
Group shareholders' equity	11,233	11,640

	31.3.2003	**31.12.2002**
Employees (in units)	**104,379**	**106,620**

The Parent Company Olivetti S.p.A. posted a loss of 222 million euros in the first quarter of 2003, compared with a loss of 60 million euros in the year-earlier first quarter, which reflected the positive impact of the gain of 158 million euros realised from acceptance of the public tender offer on Lottomatica.

The breakdown of Group personnel at 31 March 2003 by company was as follows:

(employees)	31.3.2003 (a)	31.12.2002 (b)	Changes (a-b)
Olivetti S.p.A.	70	70	-
Finance companies	8	8	-
Telecom Italia Group	100,765	101,713	(948)
Olivetti Tecnost Group	3,223	4,527	(1,304)
Olivetti Multiservices *	313	302	11
Total Olivetti Group	**104,379**	**106,620**	**(2,241)**

* property management and services

The net decrease of 948 heads at the Telecom Italia Group compared with 31 December 2002 was largely due to the change in the consolidation area (-819 heads).
The number of employees with the Olivetti Tecnost Group decreased by 1,304 heads overall, mainly as a result of the sale of manufacturing operations in Mexico (1,266 heads).

ACCOUNTING SCHEDULES AND COMMENTS

Basis of presentation of the quarterly financial statements

The Quarterly Report at 31 March 2003 consists of the reclassified quarterly consolidated accounting schedules, whose form and content are consistent with the schedules in the Directors' Report on Operations for the year to 31 December 2002, and these comments.
The accounting schedules comprise the consolidated income statement for the first quarter of 2003 compared with 2002 first-quarter and full-year income, and the consolidated balance sheet at 31 March 2003 compared with the situation at 31 December 2002.
The Report also includes a schedule analysing the Group's net financial position at 31 March 2003 by due dates, with a comparison to the position at 31 December 2002.
The above schedules and related comments provide the information required from listed companies pursuant to CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, implementing Legislative Decree no. 58 of 24 February 1998.
Where appropriate, the criteria used to draw up the quarterly financial statements at 31 March 2003 are consistent with those used to draw up the financial statements at 31 December 2002, as illustrated in the Explanatory Notes in the "2002 Annual Report".

Group business performance

Business performance in the first quarter of 2003 is analysed in the reclassified income statement set out below, which classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods.

(in millions of euros)	1st quarter 2003	%	1st quarter 2002	%	Full year 2002	%
Net revenues	7,291	100.0	7,533	100.0	31,408	100.0
Operating costs:						
Labour	(1,114)	(15.3)	(1,226)	(16.3)	(4,727)	(15.1)
Materials and services	(2,872)	(39.4)	(3,017)	(40.1)	(12,668)	(40.3)
Grants	3	0.1	2	-	20	0.1
Depreciation of tangible assets	(880)	(12.1)	(965)	(12.8)	(3,807)	(12.1)
Amortization of intangible assets:						
Consolidation goodwill	(491)	(6.7)	(537)	(7.1)	(2,142)	(6.8)
Other	(294)	(4.0)	(266)	(3.5)	(1,320)	(4.2)
Value adjustments and provisions for risks and charges	(113)	(1.6)	(123)	(1.6)	(776)	(2.5)
Other (costs) income, net	(15)	(0.2)	(10)	(0.1)	28	0.1
Result before interest and taxes (EBIT) and non recurring income and charges	**1,515**	**20.8**	**1,391**	**18.5**	**6,016**	**19.2**
Gains on disposals and other income	70	1.0	792	10.5	2,990	9.5
Losses on disposals and other charges	(77)	(1.1)	(142)	(1.9)	(8,486)	(27.0)
EBIT	**1,508**	**20.7**	**2,041**	**27.1**	**520**	**1.7**
Income from equity investments, net	1	-	7	0.1	57	0.1
Financial charges, net	(518)	(7.1)	(665)	(8.8)	(2,307)	(7.3)
Value adjustments to financial assets	(123)	(1.7)	(70)	(1.0)	(786)	(2.5)
Result before taxes	**868**	**11.9**	**1,313**	**17.4**	**(2,516)**	**(8.0)**
Taxes	(713)	(9.8)	(636)	(8.4)	2,210	7.0
Result after taxes before minority interests	**155**	**2.1**	**677**	**9.0**	**(306)**	**(1.0)**
Minority interests	(552)	(7.5)	(864)	(11.5)	(467)	(1.5)
Net result for the period	**(397)**	**(5.4)**	**(187)**	**(2.5)**	**(773)**	**(2.5)**

Olivetti Group revenues for the first three months of 2003 totalled 7,291 million euros, against 7,533 million euros in the first quarter of 2002, a decrease of 242 million euros, or 3.2% (+4.8% on a like-for-like basis and net of the exchange rate effect). Telecom Italia Group revenues (which accounted for 97.7% of total revenues) decreased by 140 million euros, or 1.9%. Excluding the exchange rate effect and the changes in the consolidation area, Telecom Italia Group revenues improved by 6.4%.

(in millions of euros)	1st quarter 2003	1st quarter 2002	Changes absolute	Changes %
Telecom Italia Group	7,124.4	7,264.8	(140.4)	(1.9)
Olivetti Tecnost Group	153.4	233.7	(80.3)	(34.5)
Olivetti Multiservices	12.9	22.1	(9.2)	(41.6)
Webegg Group	-	12.8	(12.8)	
Total Group	**7,290.7**	**7,533.4**	**(242.7)**	**(3.2)**

2003 first-quarter operating costs and other net recurring charges totalled 5,776 million euros (5,250 million euros for the Telecom Italia Group), compared with 6,142 million euros in the first quarter of 2002 (5,524 million euros at the Telecom Italia Group); excluding amortisation of consolidation goodwill, operating costs and other net recurring charges represented 72.5% of 2003 first-quarter revenues (74.4% in the first quarter of 2002).
EBIT before non-recurring income and charges was 1,515 million euros, an increase of 124 million euros from the first quarter of 2002 (1,391 million euros).
Non-recurring income and charges generated a net charge of 7 million euros (2 million euros for the Telecom Italia Group); this compared with net income of 650 million euros in the year-earlier first quarter (543 million euros for the Telecom Italia Group), arising largely from gains realised on disposals.

EBIT after the foregoing net non-recurring charge was 1,508 million euros, down by 533 million euros from the 2,041 million euros posted in the first quarter of 2002.

Other financial income and charges generated a net charge of 518 million euros, of which 297 million euros for the Telecom Italia Group, a decrease of 147 million euros from the net charge of 665 million euros (451 million euros for the Telecom Italia Group) posted in the year-earlier first quarter.
This reduction, attributable largely to the Telecom Italia Group, arose as a result of lower average debt exposure in the first quarter and improved exchange rates in some South American countries (Brazil and Venezuela).
Value adjustments to financial assets generated a charge of 123 million euros (120 million euros for the Telecom Italia Group, including 64 million euros for losses referring to Stream), compared with 70 million euros in the first quarter of 2002 (60 million euros for the Telecom Italia Group).
Income taxes amounted to an estimated 713 million euros, of which 703 million euros for Telecom Italia Group companies.
After taxes and 552 million euros of minority interests, the Olivetti Group posted a consolidated net loss of 397 million euros for the first quarter of 2003 (a loss of 187 million euros in the first quarter of 2002). Before amortisation of goodwill on Telecom Italia, the Group had a consolidated loss of 70 million euros, a downturn of 206 million euros from the year-earlier first quarter, when it had net income of 136 million euros.

The Group financial position

The Olivetti Group balance sheet at 31 March 2003 is set out in the table below:

(in millions of euros)	31.3.2003	%	31.12.2002	%	Changes
Short-term assets					
Financial resources	11,261	13.2	7,894	9.4	3,367
Operating assets	14,727	17.4	14,981	18.0	(254)
Total short-term assets	**25,988**	**30.6**	**22,875**	**27.4**	**3,113**
Medium/long-term assets					
Financial assets	477	0.6	495	0.6	(18)
Intangible fixed assets	34,235	40.4	34,561	41.4	(326)
Tangible fixed assets	18,898	22.2	19,449	23.3	(551)
Other assets	5,235	6.2	6,004	7.3	(769)
Total medium/long-term assets	**58,845**	**69.4**	**60,509**	**72.6**	**(1,664)**
TOTAL ASSETS	**84,833**	**100.0**	**83,384**	**100.0**	**1,449**
Short-term liabilities					
Short-term debt	8,292	9.8	7,984	9.6	308
Operating liabilities	17,979	21.2	18,396	22.1	(417)
Total short-term liabilities	**26,271**	**31.0**	**26,380**	**31.7**	**(109)**
Medium/long-term liabilities					
Medium/long-term debt	35,337	41.6	33,804	40.5	1,533
Other medium/long-term liabilities	2,566	3.0	2,576	3.1	(10)
Total medium/long-term liabilities	**37,903**	**44.6**	**36,380**	**43.6**	**1,523**
TOTAL LIABILITIES	**64,174**	**75.6**	**62,760**	**75.3**	**1,414**
TOTAL SHAREHOLDERS' EQUITY	**20,659**	**24.4**	**20,624**	**24.7**	**35**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	84,833	100.0	83,384	100.0	1,449

Capital invested amounted to 55,116 million euros, a decrease of 1,483 million euros from 31 December 2002. External financial sources provided coverage for 57.9%, a decrease compared to 31 December 2002 (59.0%).

(in millions of euros)	31.3.2003	%	31.12.2002	%	Changes
Short-term operating assets	14,727	26.7	14,981	26.5	(254)
Short-term operating liabilities	(17,979)	(32.6)	(18,396)	(32.5)	417
Operating working capital	(3,252)	(5.9)	(3,415)	(6.0)	163
Intangible fixed assets	34,235	62.1	34,561	61.0	(326)
Tangible fixed assets	18,898	34.3	19,449	34.4	(551)
Other assets	5,235	9.5	6,004	10.6	(769)
Capital invested (A)	**55,116**	**100.0**	**56,599**	**100.0**	**(1,483)**
Medium/long-term non financial liabilities	2,566	4.6	2,576	4.5	(10)
Minority interests	9,426	17.1	8,984	15.9	442
Group shareholders' equity	11,233	20.4	11,640	20.6	(407)
Total non financial sources (B)	**23,225**	**42.1**	**23,200**	**41.0**	**25**
Net financial indebtedness (A-B)	**31,891**	**57.9**	**33,399**	**59.0**	**(1,508)**

The table below analyses Group net financial indebtedness by due dates:

(in millions of euros)	31.3.2003	31.12.2002	Changes
Current portions of medium/long-term debt	4,758	3,450	1,308
Other short-term payables to banks and other lenders	2,300	3,377	(1,077)
Interest accruals and deferrals	1,234	1,157	77
Financial resources	(9,916)	(6,353)	(3,563)
Financial receivables	(721)	(1,011)	290
Interest accruals and prepayments	(624)	(530)	(94)
Total short-term net financial indebtedness (resources) (A)	**(2,969)**	**90**	**(3,059)**
Bonds and other medium/long-term debt	35,337	33,804	1,533
Medium/long-term financial receivables and interest accruals and prepayments	(477)	(495)	18
Total medium/long-term net financial indebtedness (B)	**34,860**	**33,309**	**1,551**
Total net financial indebtedness (A+B)	**31,891**	**33,399**	**(1,508)**

Analysis by company

(in millions of euros)	31.3.2003	31.12.2002	Changes
Telecom Italia Group	16,079	18,118	(2,039)
Olivetti S.p.A., and other operating and finance companies	15,812	15,281	531
Total net financial indebtedness	**31,891**	**33,399**	**(1,508)**

The Olivetti Group had a net financial surplus of 1,508 million euros in the first quarter of 2003:

(in millions of euros)	1st quarter 2003
Telecom Italia Group	
Capital expenditure	697
Financial investments	163
Operating cash flows	(2,807)
Disposals	(92)
Net financial surplus of Telecom Italia Group	***(2,039)***
Other companies	
Financial charges, net	218
Other, net	313 (*)
Net financial requirement of other companies	**531**
Total net financial surplus	**(1,508)**

(*) of which 299 million euros arising from the re-classification during the first quarter of 41,401,250 Telecom Italia shares, from current assets (marketable securities) to financial fixed assets, in connection with the merger with Telecom Italia, which provides for the cancellation of all Telecom Italia shares held by Olivetti

The programme launched in June 2001 for the securitisation of Telecom Italia S.p.A. trade receivables continued, generating an improvement of approximately 839 million euros in net financial indebtedness at 31 March 2003 (826 million euros at the end of 2002).

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The following pages set out:

- the consolidated income statement showing the results of the operating companies as adjusted for consolidation purposes. These results differ from the companies' quarterly results, mainly due to the elimination of items not eligible for consolidation, that is, intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments and reclassifications made to align the results of the individual companies with the accounting policies adopted by the Group.
- the reclassified consolidated balance sheet showing the balances by operating company.

B) Other information

It should be noted that:

- intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;
- pursuant to art. 150, par 1 of Legislative Decree no. 58 of 24 February 1998, no operations were performed by members of the Board of Directors that could represent a potential conflict of interest with the Parent Company.

Olivetti Group – Income Statement for the 1st quarter 2003 by Company

(in millions of euros)	Olivetti S.p.A.
Third party revenues	
Revenues from Olivetti Group companies	
Total net revenues	
OPERATING COSTS	
Labour	(1.6)
Materials and services	(4.6)
Grants	
Depreciation of tangible assets	(0.2)
Amortisation of intangible assets:	
Consolidation goodwill	(326.8)
Other	(18.4)
Value adjustments and provision for risks and charges	(2.0)
Other income (costs), net	(0.5)
Result before interest and taxes (EBIT) and non recurring income and charges	**(354.1)**
Non recurring income	0.3
Non recurring charges	(5.4)
EBIT	**(359.2)**
Income from equity investments	
Financial income and charges, net	(192.7)
Value adjustments to financial assets	(0.2)
Result before taxes	**(552.1)**
Taxes	0.4
Result after taxes before minority interests	**(551.7)**
Minority interests	
Net result for consolidation purposes	**(551.7)**

Finance companies	Telecom Italia Group		Olivetti Tecnost Group		Olivetti Multiservices		Consolidation adjustments	Total Group	
	7,124.4		153.4		12.9			7,290.7	
			4.2		6.8		(11.0)		
	7,124.4	100.0	157.6	100.0	19.7	100.0	(11.0)	7,290.7	100.0
(0.1)	(1,079.0)	(15.1)	(29.8)	(18.9)	(3.7)	(18.8)		(1,114.2)	(15.3)
(0.3)	(2,745.7)	(38.5)	(118.5)	(75.2)	(13.6)	(69.0)	11.0	(2,871.7)	(39.4)
	3.5	-	0.2	0.1				3.7	0.1
	(875.4)	(12.3)	(2.7)	(1.7)	(1.1)	(5.6)		(879.4)	(12.1)
	(164.4)	(2.3)					(0.1)	(491.3)	(6.7)
(2.0)	(271.5)	(3.8)	(2.2)	(1.4)				(294.1)	(4.0)
	(108.1)	(1.5)	(3.2)	(2.0)				(113.3)	(1.6)
	(9.3)	(0.1)	(5.4)	(3.4)	(0.2)	(1.0)		(15.4)	(0.2)
(2.4)	**1,874.5**	**26.3**	**(4.0)**	**(2.5)**	**1.1**	**5.6**	**(0.1)**	**1,515.0**	**20.8**
	69.4	1.0	0.1	0.1	0.2	1.0		70.0	1.0
	(71.4)	(1.0)	(0.1)	(0.1)				(76.9)	(1.1)
(2.4)	**1,872.5**	**26.3**	**(4.0)**	**(2.5)**	**1.3**	**6.6**	**(0.1)**	**1,508.1**	**20.7**
1.2								1.2	-
(34.8)	(296.7)	(4.2)	(2.4)	(1.5)	(0.5)	(2.5)	8.7	(518.4)	(7.1)
(3.2)	(119.6)	(1.7)						(123.0)	(1.7)
(39.2)	**1,456.2**	**20.4**	**(6.4)**	**(4.1)**	**0.8**	**4.1**	**8.6**	**867.9**	**11.9**
	(702.6)	(9.9)	(2.5)	(1.6)	0.1	0.5	(8.6)	(713.2)	(9.8)
(39.2)	**753.6**	**10.6**	**(8.9)**	**(5.6)**	**0.9**	**4.6**		**154.7**	**2.1**
	(552.0)	(7.7)	0.6	0.4			(0.1)	(551.5)	(7.5)
(39.2)	**201.6**	**2.8**	**(8.3)**	**(5.3)**	**0.9**	**4.6**	**(0.1)**	**(396.8)**	**(5.4)**

Olivetti Group– Balance Sheet as of 31 march 2003 by Company

(in millions of euros)	Olivetti S.p.A.
Assets	
Short-term assets	1,793
Medium/long-term assets:	
intangible	162
tangible	1
other	24,251
Total assets	**26,207**
Liabilities	
Short-term liabilities	5,791
Medium/long-term liabilities:	11,607
Total liabilities	**17,398**
Total shareholders' equity	**8,809**
Total liabilities and shareholders' equity	**26,207**
Net financial indebtedness	**15,706**

Finance companies	Telecom Italia Group	Olivetti Tecnost Group	Olivetti Multiservices	Consolidation adjustments	Total Group
10,964	16,211	605	104	(3,689)	25,988
35	12,677	29		21,332	34,235
	18,748	59	89	1	18,898
9,258	3,859	14	8	(31,678)	5,712
20,257	**51,495**	**707**	**201**	**(14,034)**	**84,833**
2,410	21,112	549	126	(3,717)	26,271
17,495	17,365	107	25	(8,696)	37,903
19,905	**38,477**	**656**	**151**	**(12,413)**	**64,174**
352	**13,018**	**51**	**50**	**(1,621)**	**20,659**
20,257	**51,495**	**707**	**201**	**(14,034)**	**84,833**
(26)	**16,079**	**85**	**56**	**(9)**	**31,891**

EVENTS SUBSEQUENT TO 31 MARCH 2003

The main events subsequent to 31 March 2003 are illustrated below:

Merger of Telecom Italia into Olivetti

At a meeting on 15 April 2003, the Board of Directors adopted the plan to merge Telecom Italia into Olivetti, with the following exchange ratio:

> 7 Olivetti ordinary shares each with a par value of 1 euro for every Telecom Italia ordinary share with a par value of 0.55 euros,
>
> 7 Olivetti savings shares each with a par value of 1 euro for every Telecom Italia savings share with a par value of 0.55 euros.

As a result of the merger, Olivetti's controlling stake in Telecom Italia will be cancelled, and Olimpia's stake in Olivetti will be significantly diluted.
The exchange ratio will be serviced largely through re-distribution of Olivetti post-merger capital, after re-determination of the post-merger par value of Olivetti ordinary and savings shares at 0.55 euros (equal to the par value of Telecom Italia shares), in place of the present par value of 1 euro.
The Company resulting from the merger will adopt the name and company purpose of Telecom Italia. The headquarters of the Company resulting from the merger will be in Milan, at the current headquarters of Telecom Italia.
More generally, Olivetti will adopt new by-laws drafted on the basis of Telecom Italia's current by-laws. As a consequence of the variation in the company purpose, Olivetti shareholders will be entitled to exercise withdrawal rights. Olivetti has entered into a 9 billion euro facility agreement to meet requirements arising from the possible exercise of withdrawal rights. Any portion of this facility that is not used to service withdrawals will be set aside for a partial voluntary tender offer on Telecom Italia ordinary and savings shares. The tender offer purchase price will be equivalent to the average price of the shares in the period between 12 March and the date of the Olivetti Shareholders' Meeting convened to approve the merger plus a premium of 20%, with a minimum and maximum price respectively of 7.0 euros and 8.4 euros per ordinary share and 4.7 euros and 5.65 euros per savings share. Withdrawal rights and the public tender offer are both subject to execution of the merger.
The merger will take effect as from the date of final registration of the merger deed in the relevant companies register, or as from a later date if so established in the merger deed. The merger deed is expected to take place in early August 2003.
For accounting purposes, operations transacted by Telecom Italia will be posted to Olivetti income as from 1 January 2003. For tax purposes too, the merger will be effective as from 1 January 2003.
The ordinary and savings shares issued by Olivetti in exchange for Telecom Italia shares, which shall be cancelled as a result of the merger, will carry regular dividend rights. The merger shall take effect subject to the admission for trading on the automated screen-based system run by Borsa Italiana S.p.A. of the Olivetti savings shares issued in exchange for Telecom Italia shares.
An application will be made for the new ordinary and savings shares of the post-merger company to be admitted for trading on the New York Stock Exchange.

Seat Pagine Gialle split-up

At a meeting on 1 April 2003, the Board of Directors of Seat Pagine Gialle approved plans for the proportional partial split-up of Seat Pagine Gialle S.p.A. (the "split" company) in favour of a newly established company (the "beneficiary"), based on the split company's balance sheet at 31 December 2002. Subject to approval by the shareholders of Seat Pagine Gialle, the following business areas will be spun off to the beneficiary: Directories (Italian telephone directory publishing operations and the equity investments in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group). The split company will change its name to Telecom Italia Media, while the beneficiary will take the name of Seat Pagine Gialle. Under the split-up plan, when the operation takes effect, the present shareholders of Seat Pagine Gialle will receive for every 40 ordinary (or savings) shares owned:
- 29 new ordinary (or savings) shares of the beneficiary Seat Pagine Gialle
- 11 new ordinary (or savings) shares of the split company Telecom Italia Media.

Telecom Italia has begun proceedings for the sale of its controlling shareholding in the foregoing beneficiary company that will be established as a result of the split-up.

Disposal of equity investment in Stream

On 30 April 2003, following approval by the authorities, the agreement with News Corporation announced on 1 October 2002 for the creation of a single Italian pay-TV company was finalised.
The new company created as a result of the merger between Stream and Tele+ will be called SKY ITALIA. Telecom Italia will hold 19.9% and News Corporation 80.1%.

Strategic outsourcing agreement between Telecom Italia and Hewlett-Packard

The Management Services & Outsourcing agreement between Telecom Italia and Hewlett-Packard announced on 21 February became operational following completion of the procedures required by law.
The agreement provides for outsourcing contracts: HP is to provide asset management, help desk, maintenance and workstation management services, while IT Telecom will manage Hewlett-Packard Italiana operations and host systems for the SAP environment at its Data Centres. The agreement for the sale of the Desktop Management unit of IT Telecom (100% Telecom Italia) to the new Hewlett-Packard unit, HP DCS (Hewlett-Packard Distributed Computing Services), was also finalised.

Integration of Olivetti and Pirelli & C. Real Estate Facility Management operations

As envisaged under Project Tiglio, on 4 April 2003 Pirelli & C. Real Estate and Olivetti signed an agreement for the integration of the facility management operations of Olivetti Multiservices and Pirelli & C. RE Facility Management.
The operation will take place through the transfer to Olivetti of Pirelli & C. Real Estate treasury shares, in line with the approach adopted by the Group in its latest acquisitions of services companies. Olivetti will in turn cede its facility management operations, which are valued at 22.5 million euros and headed by a specific company, OMS Facility.

The number of Pirelli & C. Real Estate shares transferred to Olivetti is 809,946 (just under 2% of share capital) and was agreed by the parties on the basis of valuations conducted by Mediobanca and KPMG. Lazard acted as financial advisor on the operation, while the Chiomenti law firm acted as legal advisor. The agreement also provides for a further price adjustment, if required, to be finalised on 31 December 2005, based on the stock market performance of Pirelli & C. Real Estate shares.

OPERATING OUTLOOK

As envisaged by the merger plan adopted by the Olivetti and Telecom Italia Boards of Directors on 15 April 2003, which requires approval by a resolution of the extraordinary Shareholders' Meeting convened on first call for 24 May next, Olivetti's net result for financial year 2003 will include the results of Telecom Italia as from 1 January 2003.

Compared with the previous financial years, when Olivetti's net result reflected accrued dividends and related tax credits, set against financial charges and operating costs, the net result for financial year 2003 will reflect the total net result posted by Telecom Italia, set against financial charges in respect of Olivetti's net debt – which will show a temporary increase due to the impact of merger-related operations (withdrawal and partial voluntary tender offer) – as well as the year's operating costs and the costs of the merger operation.

Also considering the additional tax benefits produced by the merger, the post-merger company is expected to report a positive net result.

The Group consolidated operating result for 2003, before amortisation of consolidation goodwill, is expected to be positive, given that Telecom Italia has confirmed its expectation of continued operating profitability.

TRANSACTIONS WITH RELATED PARTIES

Main income and financial items (in millions of euros)	Unconsolidated subsidiary and associated companies	Description
Revenues from sales	37	They include revenues from Teleleasing (euro 16 million), Stream (euro 3 million), Telecom Argentina (euro 3 million), Telekom Srbija (euro 2 million)
Consumption of materials and services	107	They include principally costs for rentals payable to Tiglio I (euro 20 million) and Tiglio II (euro 6 million) and costs for TLC services to Etecsa Cuba (euro 36 million) and for maintenance and service contracts to Italtel (euro 12 million)
Other income, net	1	They refer principally to recoveries of payroll costs for personnel moved temporarily to some foreign subsidiaries
Financial income, net	1	They include interest income accrued on loans granted to some group companies (euro 6 million) and interest payable to Teleleasing accrued on financial lease contracts (euro 5 million)
Receivables of financial fixed assets	444	They include medium/long term loans to Is Tim (euro 302 million), Tiglio I (euro 70 million), Telegono (euro 24 million) and Tiglio II (euro 30 million)
Financial receivables	38	They include short-term loans to TMI Group companies (euro 14 million) and Golden Lines (euro 8 million net of allowance)
Financial payables	45	They refer principally to amounts due to Teleleasing (euro 29 million)
Trade receivables and other	202	They refer principally to receivables from Stream (euro 66 million), Telekom Srbija (euro 22 million net of allowance), Teleleasing (euro 23 million) and Consorzio Telcal (euro 11 million)
Trade payables and other	335	They refer to supply contracts for investing and operating activities: Italtel Group (euro 84 million), Siemens Informatica (euro 40 million), Teleleasing (euro 13 million) as well as advances from Consorzio Telcal (euro 103 million)
Contract work-in progress	110	They refer to work-in-progress on job orders from Consorzio Telcal for Piano Telematico Calabria
Capital investments	46	They refer principally to purchase of telephone exchanges from Italtel Group (euro 30 million) and Siemens Informatica (euro 4 million)
Guarantees given	947	They include suretyships given in favor of Is Tim (euro 617 million), Consorzio Csia (euro 85 million), Stream (euro 49 million) as well as guarantees on assets given in favor of Is Tim (euro 102 million)
Purchase and sale commitments	12	They refer to commitments to Teleleasing relating to operating lease contracts

In the first quarter of 2003, transactions with related parties other than Group companies included transactions with the Pirelli Group and the Edizione Holding Group (some of whose directors are also members of the boards of directors of Olivetti Group companies).

(in millions of euros)		Description
Revenues from sales	9	They refer principally to IT and energy services supplied to the Pirelli Group (euro 7 million) and phone services supplied to the Pirelli Group and to the Edizione Holding Group (euro 1 million)
Consumption of materials and external services	12	They refer principally to expenses for engineering and technical support to the Pirelli Group (euro 11 million) and the Edizione Holding Group (euro 1 million)
Trade receivables and other	9	They refer principally to phone services above mentioned to Pirelli Group (euro 7 million) and to Edizione Holding Group (euro 1 million)
Trade payables and other	24	They refer principally to supplies relating to investment activities and services rendered to the Pirelli Group (22 million) and the Edizione Holding Group (1 million)
Capital investments	6	They refer principally to purchase of telecommunication cables from Pirelli Group

Furthermore:

- in the first quarter of 2003, TIM sold telephone cards for approximately 7 million euros to Autogrill S.p.A. (Edizione Holding Group), for re-sale to the public;
- Telecom Italia has a commitment to purchase a further 5% of Epiclink from Pirelli S.p.A. for a total of 3 million euros

The Parent Company Olivetti S.p.A.

The **business performance** of Olivetti S.p.A. in the first quarter of 2003 compared with performance in the corresponding year-earlier period is illustrated in the income statement set out below, which has been reclassified in accordance with the CONSOB model for industrial holdings as per communication no. 94001437 of 23 February 1994:

(in millions of euros)	1st quarter 2003	1st quarter 2002	Year 2002
Financial income and charges			
1. *Income from equity investments*	1	-	1,979
2. Other financial income	20	7	41
3. Interest and other financial charges	(213)	(209)	(813)
Total financial income and charges	**(192)**	**(202)**	**1,207**
Value adjustments to financial assets			
4. Revaluations on equity investments	-	-	-
5. Write-downs on equity investments	-	-	(8,400)
Total value adjustments to financial assets	**-**	**-**	**(8,400)**
6. Other income from operations	**2**	**2**	**14**
Other costs from operations			
7. Non-financial services received	(6)	(6)	(26)
8. Leases and rentals	-	(1)	(2)
9. Payroll	(2)	(4)	(14)
10. Depreciation, amortisation and write-downs	(17)	(18)	(72)
11. Provisions for risks	(2)	-	-
12. Other operational expenses	-	-	(3)
Total other costs from operations	**(27)**	**(29)**	**(117)**
Result from ordinary operations	**(217)**	**(229)**	**(7,296)**
Extraordinary income and charges			
13. Income	-	159	240
14. Charges	(5)	(4)	(76)
Extraordinary income (loss)	**(5)**	**155**	**164**
Result before taxation	**(222)**	**(74)**	**(7,132)**
15. Taxation	-	14	892
Result of the period	**(222)**	**(60)**	**(6,240)**

The first-quarter net loss of 222 million euros (a net loss of 60 million euros in first quarter 2002) included a loss of 217 million euros from ordinary operations (a loss of 229 million euros in first quarter 2002), which arose as follows: net financial charges of 192 million euros, down by 10 million euros from first quarter 2002 (202 million euros), depreciation and amortisation (17 million euros, compared with 18 million euros in first quarter 2002) relating to costs for share-capital increases and bond issues, and other net costs of 8 million euros (9 million euros in the year-earlier period).

Extraordinary operations in the first quarter of 2003 generated a net loss of 5 million euros (net income of 155 million euros in the year-earlier first quarter, which included a gain of 158 million euros on Lottomatica).

The Parent Company posted a first-quarter **net loss** of 222 million euros (60 million euros in first quarter 2002).

The Parent Company **reclassified balance sheet** is set out below:

(in millions of euros)	31.3.2003	%	31.12.2002	%	Changes
Short-term assets					
Financial resources	363	1.4	1,068	4.0	(705)
Operating assets	1,430	5.4	1,153	4.4	277
Total short-term assets	**1,793**	**6.8**	**2,221**	**8.4**	**(428)**
Medium/long-term assets					
Financial receivables and marketable securities	16	0.1	16	0.1	-
Medium/long-term interest accruals and prepayments	386	1.5	405	1.5	(19)
Equity investments	23,187	88.5	22,888	86.8	299
Other assets	825	3.1	846	3.2	(21)
Total medium/long-term assets	**24,414**	**93.2**	**24,155**	**91.6**	**259**
Total assets	**26,207**	**100.0**	**26,376**	**100.0**	**(169)**
Short-term liabilities					
Short-term debt	4,866	18.6	3,791	14.4	1,075
Operating liabilities	925	3.5	658	2.5	267
Total short-term liabilities	**5,791**	**22.1**	**4,449**	**16.9**	**1,342**
Medium/long-term liabilities					
Medium/long-term debt	11,605	44.3	12,893	48.9	(1,288)
Other liabilities	2	-	3	-	(1)
Total medium/long-term liabilities	**11,607**	**44.3**	**12,896**	**48.9**	**(1,289)**
Total liabilities	**17,398**	**66.4**	**17,345**	**65.8**	**53**
Shareholders' equity	**8,809**	**33.6**	**9,031**	**34.2**	**(222)**
Total liabilities and shareholders' equity	**26,207**	**100.0**	**26,376**	**100.0**	**(169)**

Shareholders' equity at 31 March 2003 totalled 8,809 million euros, a decrease of 222 million euros from 31 December 2002 arising entirely from the first-quarter loss.

Parent Company **financial indebtedness** at 31 March 2003 amounted to 15,706 million euros (15,195 million euros at 31 December 2002).
The increase of 511 million euros included 192 million euros of financial charges and 299 million euros as a result of the reclassification during the first quarter of the 41,401,250 Telecom Italia shares from current assets (marketable securities) to fixed assets, in connection with the merger with Telecom Italia, under which all Telecom Italia shares held by Olivetti are to be cancelled.

Transactions with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, in line with its role as a holding company, coordination of the activities of the subsidiaries.

(in millions of euros)	Subsidiary companies	Associated companies
Dividend income (excluding tax credit)	1	-
Other financial income	2	-
Financial charges	155	-
Other revenues	2	-
Purchase of goods and services	1	-
Trade and other receivables	589	1
Financial receivables	190	16
Trade and other payables	4	1
Financial payables	9,927	-

ANNEX IV

AUDITOR'S REPORTS ON THE OLIVETTI GROUP CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2002, 2001 AND 2000

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Corso Vittorio Emanuele II, 83
10128 Torino

Tel. (+39) 011 5161611
Fax (+39) 011 5612554
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Olivetti S.p.A.

1. We have audited the consolidated financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries and associated companies, which represent respectively 4% and 7% of consolidated total assets and consolidated total revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries and associated companies included in the consolidated financial statements, is based also on the reports of the other auditors.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 16, 2002.

3. In our opinion, the consolidated financial statements of Olivetti S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Olivetti S.p.A. as of December 31, 2002, and the consolidated results of its operations for the year then ended.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. We draw your attention to the following:

   a) The explanatory notes describe, in relation to the dispute with INPS (the "Italian National Insurance Board"), the uncertainty of the liability for the payments due by the subsidiary Telecom Italia S.p.A. for the social security contributions (the previous Telecom Workers Fund) of the personnel of its telephone division.

   b) On April 15, 2003 the board of directors of the company adopted the plan for the merger of the subsidiary Telecom Italia S.p.A. into Olivetti S.p.A., which will be submitted for approval to the extraordinary shareholders' meetings of the respective companies called for this purpose.

Turin, April 18, 2003

Reconta Ernst & Young S.p.A.
Signed by: Mario Lamprati, Partner

Reconta Ernst & Young

Corso Vittorio Emanuele II, 83
10128 Torino

Tel.: (011) 5161611
Fax: (011) 5612554

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Olivetti S.p.A.

1. We have audited the consolidated financial statements of Olivetti S.p.A. as of and for the year ended December 31, 2001. These financial statements are the responsibility of the Olivetti S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries and associated companies, which represent respectively 12% and 16% of consolidated total assets and consolidated net revenues, have been examined by other auditors, whose reports have been furnished to us. Our opinion, expressed herein, insofar as it relates to the data relating to these subsidiaries and associated companies, is based also on the reports of the other auditors.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to the auditors' report dated May 21, 2001, issued by other auditors.

3. In our opinion, the consolidated financial statements of Olivetti S.p.A. comply with the regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Olivetti S.p.A. as of December 31, 2001, and the consolidated results of its operations for the year then ended.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via Romagnosi 18/A
C.F. 00434000584 - P.I. 00891231003
Registro imprese n. 6697/89 Roma
Capitale Sociale L. 2.020.000.000 i.v.
Euro 1.043.243

4. We draw your attention to the information presented in the explanatory notes to the consolidated financial statements, section "Valuation Criteria", in relation to the dispute with INPS (the "Italian National Insurance Board") and the related uncertainty of the liability for the payments due by the subsidiary Telecom Italia S.p.A. for the social security contributions (the previous Telecom Workers Fund) of the personnel of its telephone division.

Turin, April 16, 2002

Reconta Ernst & Young S.p.A.
Signed by: Mario Lamprati, partner

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
Olivetti S.p.A.

1 We have audited the consolidated financial statements of Olivetti S.p.A. as of 31 December 2000. These consolidated financial statements are the responsibility of Olivetti S.p.A.'s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements and consolidated financial statements of certain subsidiaries (mainly Seat Pagine Gialle S.p.A., Telecom Italia Mobile S.p.A.,TI Web S.A. and 9 Telecom Reseau S.a.S.) representing respectively 20% and 32% of consolidated assets and consolidated revenues, have been examined by other audit firms who have supplied us with their audit reports. Our opinion, as expressed in this report, in relation to the values of these subsidiaries included in the consolidation, is also based on the audits carried out by other audit firms.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by law, reference is made to our report dated 12 June 2000.

3 In our opinion, the consolidated financial statements of Olivetti S.p.A. as of 31 December 2000 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Group.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37/39 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37121 Via Malenza 2 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4 For a better understanding of the consolidated financial statements reference should be made to the explanatory notes to the consolidated financial statements, chapter "Valuation Criteria", in relation to the dispute with the Italian National Insurance Board (INPS) regarding the uncertainty of the amount of the payable in Telecom Italia S.p.A. relating to the pension fund of the personnel providing telephone services.

Turin, 21 May 2001

PricewaterhouseCoopers SpA

Sergio Duca
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

(2)

ANNEX V

BOARD OF AUDITORS' REPORTS FOR THE YEARS ENDED 31 DECEMBER 2002, 2001 AND 2000

Report of the Board of Statutory Auditors to the Olivetti S.p.A. Shareholders' Meeting pursuant to art. 153 Legislative Decree 58/98 and art. 2429 of the Italian Civil Code.

To the Shareholders,

The Board of Statutory Auditors reports on the controls it performs and on the other duties it is required to perform pursuant to Legislative Decree 58/98 and art. 2429 of the Italian Civil Code, and also with reference to the relevant Consob communications.
The Board has controlled compliance with the provisions of law and with the articles of association.
The Company's statutory financial statements at 31 December 2002 show net losses of 6,239,962,549 euros (of which 8,051 million euros from the writedown of Telecom Italia shares purely for tax reasons) and shareholders' equity of 9,031,365,025 euros; the financial statements were consigned together with the Directors' Report on Operations as prescribed by law.
The Board of Statutory Auditors has verified that the financial statements were drawn up in compliance with legal requirements through its own auditing work and through the information provided by the Independent Auditors.
The Olivetti Group consolidated financial statements were also consigned to the Board of Statutory Auditors as prescribed by law and show a loss for the portion attributable to the Group of 773 million euros and Group shareholders' equity of 11,640 million euros (20,624 million euros including minority interests).

1. The Directors provided us with quarterly reports on activities and on the main business, financial and equity operations, as well as on transactions executed by the Company with related parties, other Group entities and/or transactions that could represent a potential conflict of interest; these are described briefly below and - for the most part - are illustrated in greater detail in the Directors' Report on Operations:
• together with Finsiel, in February 2002 the Company accepted the public tender offer launched on Lottomatica by Tyche S.p.A. of the De Agostini Group, for an overall total of 34% of the company's capital, raising proceeds of 391 million euros;
• with regard to financial operations, Olivetti executed the following main transactions:
- placement of a multi-tranche bond for 1.5 billion euros;
- redemption two years early of the "Olivetti Finance N.V. 1999-2004" bond for the outstanding amount of 5.15 billion euros;
- re-opening of three bond loans for an aggregate amount of 1,550 million euros on existing "Olivetti Finance N.V." bonds;
• in 2002, the Pirelli and Olivetti-Telecom Italia groups drew up a frame agreement, named Project Tiglio, for the integration and enhancement of their respective real-estate assets and property services provider entities.
Under this operation, Olivetti sold a real-estate equity investment for approximately 225 million euros, realising a gain of approximately 72 million euros. Approximately 45 million euros of the proceeds from the sale were re-invested to purchase an equity investment in Tiglio 1;
• in the period 1 July - 30 September the Olivetti Finance N.V. company (a wholly owned subsidiary of Olivetti S.p.A.) granted the following loans to the Softe S.p.A. company (a wholly owned subsidiary of the Telecom Italia Group):
• 161,566,794.04 euros from 18 July 2002 to 26 July 2002 at a rate of 3.68371%.

• 150,996,577.41 euros from 26 July 2002 to 30 July 2002 at a rate of 3.5285%.
In the same period, Olivetti International S.A. (a wholly owned subsidiary of Olivetti S.p.A.) granted the following loan to Softe S.p.A.:

• 151,214,100 euros from 30 July to 1 August at a rate of 3.5285%;
• in the period 1 October – 31 December, in order to optimise synergies among their professional resources working in the Latin American area, Olivetti do Brasil S.A. (a Tecnost Group company wholly owned by Olivetti Tecnost S.p.A.), Telecom Italia America Latina S.A., Tim Brasil S.A. and Pirelli S.A. (all subject to Brazilian law and active in Brazil) drew up a Reciprocal Services Provision agreement (Contrato de Prestaçao de Servicio Reciproco) dated 30 October 2002, which provides for any service relating to administrative activities of any kind, including assistance on fiscal matters, to be shared, depending on the availability and needs of each company.

Deloitte Touche Tohmatsu of São Paulo, Brazil attested the congruity of the remuneration determined for such services.

In the opinion of the Board of Statutory Auditors, the operations performed comply with the law and with the articles of association, are in the interests of the Company, are not manifestly imprudent or speculative, do not conflict with resolutions adopted by the Shareholders and do not compromise the integrity of the Company's net assets.

2. The Board of Statutory Auditors has not encountered any atypical and/or unusual operations by Olivetti S.p.A. with third parties.

The ordinary operations between Olivetti S.p.A. and related parties and Group entities are conducted at normal market conditions, are in the interests of the Company and consist mainly of the provision of services, centralised Treasury management and coordination of the operations of the subsidiaries, in line with the Company's role as a holding.

Specifically:

• financial charges of 607 million euros posted to income refer to financial payables due to Group financial companies;
• income from equity investments for dividends from subsidiary and associated companies totalling 1,263 million euros (of which 1,250 million euros from Telecom Italia) plus 710 million euros for tax credits;
• other operations for smaller amounts as described in the Directors' Report on Operations.

3. The Board of Statutory Auditors believes that the information provided in the Directors' Report on Operations with regard to operations with Group entities and with related parties is adequate, and presented in sufficient detail to illustrate the interest of the Company in such operations, in consideration of the nature and complexity of the Group.

4. The reports issued on 18 April 2003 by the Independent Auditors Reconta Ernst & Young S.p.A. pursuant to art. 156 of Legislative Decree 58/98 certify that the statutory financial statements and the consolidated financial statements give a true and fair view of the operations and financial and equity situation of the Parent Company and of the Group.

The report of the Independent Auditors on the statutory financial statements draws your attention to three points:

- first, that the Company draws up consolidated financial statements to supplement the statutory financial statements in order to provide adequate information on the financial and equity position and operations of the Parent Company and the Group;
- second, that in financial year 2002 the Parent Company adjusted the book value of the equity investment in Telecom Italia S.p.A. in order to obtain the fiscal benefits allowed under tax laws. The nature and the effects on the financial statements of this adjustment, which is allowed under regulations governing financial reporting, are illustrated in the explanatory notes;
- third, that on 15 April 2003 the Company Board of Directors adopted a plan for the merger of the subsidiary Telecom Italia S.p.A. into the controlling company Olivetti S.p.A., which will be presented for the approval of the respective Extraordinary Shareholders' Meetings convened specifically for this purpose.

The report of the Independent Auditors on the consolidated financial statements draws your attention to two points:
- first, to the uncertainty over the liability for the payments due by the subsidiary Telecom Italia S.p.A. - in connection with the dispute with the INPS (the Italian National Insurance Board) - for the social security contributions of the personnel of its telephone division, as illustrated in the explanatory note;
- second, a repetition of the information provided in the Report to the statutory financial statements concerning the plans for Telecom Italia S.p.A. to be merged with Olivetti S.p.A.

5. No charges were presented to the Board of Statutory Auditors pursuant to art. 2408 of the Italian Civil Code.

6. No petitions, objections or complaints were presented to the Board of Statutory Auditors.

7. During the year, in addition to the audit of the financial statements Olivetti S.p.A. commissioned the following services from the Independent Auditors Reconta Ernst & Young S.p.A.:

- Issue of the "Pricing Supplements" of 24 April 2002	Euro	85,000
- Issue of the Offering Circular on the Euro Medium Term Note ("EMTN") Programme of 14 May 2002	Euro	75,000
- Issue of the "Pricing Supplement" on the EMTN of 7 August 2002	Euro	52,000
- Issue of the Offering Circular on the "Zero Coupon Guaranteed Exchangeable Bond" of 20 September 2002	Euro	145,000
- Issue of the "Pricing Supplements" on the EMTNs of 3 October 2002	Euro	53,000
- Issue of the "Pricing Supplement" on the EMTNs of 11 November 2002	Euro	54,000

The Company was also billed for out-of-pocket expenses totalling Euro 27,700.

The fees and out-of-pocket expenses were checked by the Board of Statutory Auditors, and are considered fair.

8. During the year Olivetti S.p.A. did not commission services from entities with which the Independent Auditors Reconta Ernst & Young S.p.A. have relations on a continuous basis.

9. During the year the Board of Statutory Auditors approved the resolutions adopted by the Board of Directors to co-opt two Directors in the place of outgoing Directors on 5 September and 7 November respectively (par 1, art. 2386 of the Italian Civil Code).

10. During the period between the Report of the Board of Statutory Auditors to the 2001 financial statements and this Report, the Board of Statutory Auditors held 14 meetings.
The Statutory Auditors also attended all of the 9 meetings held by the Board of Directors during 2002, obtaining information from the directors on activities and on the main business, financial and equity operations performed by the Company and its subsidiaries, also in compliance with art. 150 of Legislative Decree 58/98.
The Statutory Auditors also attended all of the 6 meetings held by the Internal Control Committee.

11. Within the limits of its competence, the Board of Statutory Auditors ascertained and controlled compliance with the principles of correct administration, through direct observation, collection of information from the heads of function and meetings with the managers of the Independent Auditors for the purpose of exchanging significant data and information.
It has nothing of note to report in this connection.

12. Within the limits of its competence, the Board of Statutory Auditors also ascertained and controlled the adequacy of the Company's organisational structure, and found nothing of note to report.

13. The Board of Statutory Auditors controlled the adequacy of the internal control system of the Company, whose structure is that of a holding company, verifying the activities and control procedures thereof, confirming their adequacy and obtaining specific documentation at regular intervals.
During the year, the Internal Control Committee took steps to improve the structure and functionality of the Company's Internal Control system. In 2002 the Company joined a consortium with the Telecom Italia Group (In.Tel.Audit) and designated the consortium as the Head of Internal Control in the person of a Director.

14. The administrative and accounting system is adequate and reliable for the purposes of correct disclosure of operations.

15. Olivetti S.p.A. provided the subsidiaries with the instructions necessary to ensure fulfilment of disclosure requirements pursuant to par 2, art. 114, Legislative Decree 58/98. These instructions are adequate to ensure compliance with legal requirements.

16. During the meetings held with the Independent Auditors, pursuant to par 2, art. 150, Legislative Decree 58/98, no comments or observations were made to the Board of Statutory Auditors as regards matters for which the Independent Auditors are responsible. The Board of Statutory Auditors therefore has nothing of note to report.

17. The Company strongly supports the letter and spirit of the recommendations of the Voluntary Code of Conduct for listed companies, on which increasingly it bases its own corporate governance model. In particular:

• the Company By-Laws comply with Legislative Decree 58/98;
• under the By-Laws, the Board of Directors, which consists of 16 members, is invested with full ordinary and extraordinary administrative powers, since all matters that are not by law or under the By-Laws expressly reserved for the Shareholders' Meeting fall within its competence;
• the Company declares that the Deputy Chairman and Chief Executive Officer and the Chief Executive Officer are considered executives since they have been given management/operational powers; six Directors may be qualified as independent;
• in the previous year, the Board of Directors formed an Internal Control Committee and a Remuneration Committee with the characteristics specified by the Code of Conduct, whose members are all independent Directors;
• the Board of Directors approved the "Principles of conduct" to be observed in the execution of transactions with related parties (according to the definition provided by the International Financial Reporting Standard – IFRS 24) including operations among Group entities;
It also adopted a specific procedure for compliance with the requirements of par 1, art. 150, Legislative Decree 58/98 in order – as declared by the Company – to ensure full procedural and substantial transparency with regard to activities, principal operations, atypical or unusual operations as well as operations with related parties, and to make the entire Board responsible for the resolutions it adopts. The procedure has been amended this year to introduce subsequent CONSOB updates in this area;
• the Board of Directors adopted a "Code of Conduct on insider dealing", which regulates disclosure to the Company and to the market of transactions executed on Group listed securities by so-called "relevant persons"; the code took effect on 1 December 2002;
• in performing the duties envisaged by the By-Laws, the Chairman of the Board of Directors moderates the meetings of the Board of Directors and chairs and moderates the Shareholders' Meetings, ensuring correct application of the provisions of law and the By-Laws;
• a specific function guarantees relations with the Shareholders and with institutional investors.

18. The controls performed by the Board of Statutory Auditors have not found any omissions, censurable facts or irregularities to be reported to the Shareholders and other Controlling Bodies.
Your attention is drawn to the fact that the book value of the Telecom Italia S.p.A. shares in the statutory accounts was written down exclusively for tax purposes.
On 15 April 2003 the Olivetti S.p.A. and Telecom Italia S.p.A. Boards of Directors approved plans for the merger of Telecom Italia into Olivetti, which will be submitted to the respective Extraordinary Shareholders' Meetings.
The Board of Statutory Auditors requested and obtained the Reports of the Boards of Statutory Auditors on the 2002 Annual Reports of the companies controlled directly by Olivetti S.p.A. No critical matters have been found in these reports.

19. The Olivetti S.p.A. Board of Statutory Auditors invites you to approve the Company statutory financial statements at 31 December 2002 as drawn up by the Board of Directors and, with reference to par 2, art. 153, Legislative Decree 58/98, has no objections to the proposal for the coverage of the loss.

Shareholders,

our mandate expires at the Meeting to which you have been convened and we therefore invite you to renew the Board of Statutory Auditors.

Ivrea, 7 May 2003

The Board of Statutory Auditors

The Chairman
Angelo Fornasari
(signed in the original version)

Report of the Board of Statutory Auditors to the Olivetti S.p.A. Shareholders' Meeting, pursuant to art. 153 Legislative Decree 58/98 and art. 2429 of the Italian Civil Code.

(Translation from the original version in Italian)

To the Shareholders,

This report illustrates the monitoring activities performed by the Board of Statutory Auditors and the other duties it is required to perform pursuant to Legislative Decree no. 58/98 and art. 2429 of the Italian Civil Code and also with reference to the Consob communications no. 1025564 of April 6, 2001, no. 97001574 of February 20, 1997 and no. 98015375 of February 27, 1998.

The Board of Statutory Auditors monitored the compliance with law and the Company's articles of association.

The Company Statutory financial statements as of 31/12/2001 show losses of 871,479,486 euros and were consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by law. The Board of Statutory Auditors has verified that the statements were drawn up in compliance with legal requirements through its own auditing work and through the information provided by the Independent Auditors.

The Group consolidated financial statements at your disposal show a loss of 3,090 million euro and were similarly consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by law.

1. The main business and financial operations incurred by Olivetti S.p.A. during financial 2001, regarding which the Directors kept the Board of Statutory Auditors periodically and fully informed, are summarised below and described in more detail in the Directors' Report on Operations:

• In the first months of 2001 the Company performed the share capital increase and the issue of bonds, which implemented the Board of Directors' resolution of December 18, 2001, whose terms and conditions were subsequently set by the Board of Directors on February 9, 2001. Following the rights issue and subsequent offer on the stock market of unexercised rights (respectively 5.14% of shares and 3.04% of bonds), 348,249,405 shares with warrants were issued at 2.6 euros per share and 487,549,167 bonds were issued with a par value of 2.6 euros per bond.

• On October 13, 2001, the Board of Directors, in compliance with the proxies in accordance with articles 2443 and 2420 ter of the Italian Civil Code, granted by the Shareholders' Meeting of October 13, 2001 and April 7, 1999, approved to resolve a right issue for a maximum amount of euros 4,079,803,958 by a right issue of 4,079,803,958 shares and/or bonds, on an alternative basis at the choice of the rights holders. This tender, carried out in November (offer to the right owners) and December (offer on the stock exchange of the unexercised shares/bonds, amounting to 0.21% of the total option) was entirely subscribed. A total of 1,491,373,698 shares were issued at the price of 1 euro each (as outlined before) for an aggregate value of 1,491.4 million euros and a total of 2,412,962,875 bonds with a par value of 1 euro each (whose features are described in detail in the Directors' Report) for an aggregate value of 2,413 million euros, for a total number of 3,904,336,573 shares and bonds compared with the maximum of 4,079,803,958 shares and bonds specified by the resolution.

• On December 27, 2001, the Company announced its intention of adhering to the public tender offer launched by Tyche S.p.A. (De Agostini Group) on 100% of the shares of Lottomatica S.p.A., at a price of 6.55 per share, increased following the re-launch of the offer. As agreed with the offerer, Olivetti subsequently tendered its equity investments in Lottomatica S.p.A., for an overall total of 27,451,550 shares,

representing 15.6% of the company's capital (of which 14.04% directly held by Olivetti S.p.A. and 1.56% by its subsidiary Olivetti International S.A.).
In the opinion of the Board of Statutory Auditors, the operations performed comply with the law and with the articles of association, are in the interests of the Company, are not manifestly imprudent or hazardous, do not conflict with shareholder resolutions and do not compromise the integrity of the Company's net assets.

2. The Board of Statutory Auditors has not encountered any atypical and/or unusual operations by Olivetti S.p.A. with third parties or with related parties or other Group entities.
The terms of the ordinary operations between Olivetti S.p.A. and related parties and Group companies are in the interests of the Company, are conducted at normal market conditions and mainly consist of supply of services, management of the Group treasury and coordination of the Group Companies' activity, in connection with its Holding Company status.
In particular:
• financial charges, totalling euro 814 million, related to the financial debt due to the Group finance companies;
• income from equity investments for dividends for euro 52 million from subsidiary and associated companies and related tax credits for euro 29 million euros;
• other operations for smaller amounts as described in the Directors' Report on Operations.
• at last, the existence of the quality of related party might be considered as questionable, in connection with a member of the Board of Directors, who resigned with immediate effect and therefore defined the amount requested to the Company for the entire sum to be considered as due. With a different consideration, the lump sum paid to the former Chief Executive Officer Roberto Colaninno in September 2001 could be considered as a related party transaction. The Board of Directors of the Company resolved this operation at the end of July 2001, for a gross amount of Euro 15 million, as repeatedly mentioned in the Report on Operations and in the notes to the financial statements, and commented in the following paragraph 5. In performing its supervisory functions, the Board of Statutory Auditors evaluated this operation as fair and in agreement with the Company's interest, also considering the risks for the performance and image of the Company that could have originated following a lack of agreement.

3. The Board believes that the information provided in the Directors' Report on Operations with regard to operations with Group entities and operations with related parties is adequate.

4. The report issued by the auditors Reconta Ernst & Young S.p.A. on April 16, 2002 pursuant to art. 153 of Legislative Decree 58/98 declares that the Company Statutory financial statements and the consolidated financial statements and the related Directors' Reports on Operations give a true and fair view of the operations and financial situation of the Parent Company and the Group.
The Independent auditors' Report on the Statutory financial statements includes an emphasis paragraph, which draws the attention on the preparation of the consolidated financial statements, which are an integration to the annual financial statements for the purpose of providing adequate information on the financial position and the results of operation of the Company and the Group.
The Independent auditors' Report on the consolidated financial statements includes an emphasis paragraph in relation to the dispute with INPS and the related uncertainty of the liability for the payments

due by the subsidiary Telecom Italia S.p.A. for the social security contributions of personnel of its telephone division. In the notes to the financial statements, chapter "Valuation Criteria" it is stated that in the consolidated financial statements of the Olivetti Group, in accordance with accepted accounting principles, accounts payable for an amount consistent with the minimum estimated liability have been recorded for the purpose of determining consolidation goodwill.

5. In the last months of 2001, the Board of Statutory Auditors received written complaints from a shareholder, which were to be considered generic, except for the fact that the Company sustained "costs of a certain significance, which only partially were deemed to be pertaining to the Company". The Board of Statutory Auditors decided to consider such complaints as made in accordance with the article 2408 of C.C.
Such costs were represented by the lump sum paid to Roberto Colaninno (previous Chief Executive Officer and Top Manager of the Company, as well as Chairman and Chief Executive Officer of Telecom Italia S.p.A., Chairman of Telecom Italia Mobile S.p.A. and Vice-Chairman of Seat Pagine Gialle S.p.A.) for settlement and annulment of all claims, in execution of the proxies of the Board of Directors of the Company held on July 31, 2001.
The minutes of the Board of Directors report the reasons of the sum to be paid as follows "as a settlement and annulment of every amount due as Chief Executive Officer and Top Manager of the Company (including salary, severance indemnity, vacation accrual, Christmas bonus and any other sum due for the act of resigning) as well as for waiving the stock options rights, which were assigned and not exercised.
The Board of Statutory Auditors has performed every necessary check, also on the basis of the documents required and examined in order to verify its components – regarding the executive labour contract, the appointment as member of the Board of Directors and at the assignation plan of stock options- each component and the total amount of the lump sum paid in September 2001, resolving what established by the mentioned resolution of the Board of Directors.
In executing these controls, the Board of Statutory Auditors constantly informed the auditing firm and requested a deepened written legal "pro-veritate" opinion to a major independent law firm.
On the basis of the controls performed and in agreement with the opinions of the auditing firm and of the law firm, the Board of Statutory Auditors concludes that the complaint of the mentioned shareholder does not constitute a censurable event to be reported to the Shareholders' meeting.

6. No petitions, complaints or objections have been brought in any way to the attention of the Board of Statutory Auditors.

7. During the year, Olivetti S.p.A. appointed the auditing firm Reconta Ernst & Young S.p.A. to perform the following services in addition to the audit of the financial statements:
• assistance in the preparation of the 2000 financial statements and the 2001 half year report in English language – fee Euro 12,650;
• audit additional procedures and agreed upon procedures on the offering circular for the increase in share capital – fee Euro 22,207 whose costs (including out-of-pocket expenses amounting to Euro 1,500) are to be considered fair.

8. During the year, Olivetti S.p.A. did not commission services from entities with which the auditing firm Reconta Ernst & Young S.p.A. has relations on a continuous basis.

9. During the year, the Board of Statutory Auditors gave its opinion, pursuant to law, on the following matters:
• opinion on the increase of the emoluments of Directors with special responsibilities (Board of Directors of May 14, 2001).
• opinion on the correct calculation of the emoluments of Directors with special responsibilities (Board of Directors of November 13, 2001).
• opinion on the correctness of the emoluments of Directors who are members of the Remuneration Committee and the Internal Control Committee (Board of Directors of November 13, 2001).

10. During the period between the Statutory Auditors' Report to 2000 Financial Statements and this Report, the Board of Statutory Auditors held 17 meetings. The Board of Directors held 13 meetings in the financial period and the Auditors attended all the meetings, obtaining information from the directors on the work performed and on the main business, financial and equity operations performed, also in agreement with article 150 of D.Lgs. 58/98.
Furthermore, an Auditor attended the meetings of the Remuneration Committee and of the Internal Control Committee.

11. Within the limits of its competence, the Board of Statutory Auditors ascertained and monitored compliance with the principles of correct administration, through direct observation, collection of information from heads of function and meetings with the managers of the independent auditors for the purpose of exchanging significant data and information.
It has nothing of note to report.

12. Within the limits of its competence, the Board of Statutory Auditors also ascertained and monitored the adequacy of the Company's organisational structure, and found nothing of note to report.

13. The Board of Statutory Auditors monitored the internal control system of the Company, whose structure is that of a holding company, verifying the activities and control procedures therein and confirming their adequacy.

14. Furthermore, the administrative-accounting system is adequate and reliable for the purposes of correct disclosure of operations.

15. Olivetti S.p.A. provided the subsidiary companies with the instructions necessary to ensure fulfilment of disclosure requirements pursuant to art. 114, par 2 Legislative Decree 58/98. These instructions are adequate to ensure compliance with legal requirements.

16. During the meetings held with the independent auditors, pursuant to art. 150, par 2 Legislative Decree 58/98, no comments or observations were made to the Board of Statutory Auditors as regards matters for which the auditors are responsible. The Board of Statutory Auditors therefore has nothing of note to report.

17. The Company, by appointing the new Board of Directors on October 12, 2001, further suited the corporate governance model adopted to the Voluntary Code of Practice for listed companies, which can be synthesized as follows:

• the Company By-Laws comply with Legislative Decree 58/98.

• the Company states –on a total number of 16 members of Directors on the Board – that 3 Directors are to be considered as "executive" and of the remainder 13 "non-executive" Directors, 6 are to be considered as "independent" according to the article n. 3 of the Code of Practice".

• the Board of Directors has formed an Internal Control Committee and a Remuneration Committee (which broaden and specify the tasks assigned to the previous committees), which fulfil the features foreseen by the Code of Practice, all formed by independent Directors.

• the Chairman of the Board of Directors, in accordance with the By-Laws, besides to regulate the meeting of the Board of Directors, is invested with full powers for the moderation of, participation in and voting at the Shareholders' Meeting, providing assurance for a correct application of provisions of law and By-Laws.

• a specific function guarantees relations with institutional investors and shareholders.

18. The monitoring activities of the Board of Statutory Auditors have not found any omissions, censurable facts or irregularities to be reported to the shareholders and to the Controlling Bodies.

The Board of Statutory Auditors requested and obtained the Reports of the Boards of Statutory Auditors on the 2000 Annual Report of the companies controlled directly by Olivetti S.p.A.. No critical matters were found in these reports.

19. The Board of Statutory Auditors of Olivetti S.p.A. invites the Shareholders to approve the Company Statutory financial statements as of 31 December 2001 as drawn up by the Board of Directors and, with reference to art. 153 par 2 Legislative Decree 58/98, has no objections to the proposal for the coverage of the loss for the year.

Ivrea, 19 April 2002

The Board of Statutory Auditors

The Chairman
Angelo Fornasari
(signed in the original version)

Report of the Board of Statutory Auditors to the Olivetti S.p.A. Shareholders' Meeting, pursuant to art. 153 Legislative Decree 58/98 and art. 2429 of the Italian Civil Code.

(Translation from the original version in Italian)

To the Shareholders,

This report illustrates the monitoring activities performed by the Board of Statutory Auditors and the other duties it is required to perform pursuant to Legislative Decree no. 58/98 and art. 2429 of the Italian Civil Code and also with reference to the recently published Consob communication no. DEM/1025564 and related attachments of 6 April 2001.
The Company statutory financial statements as of 31/12/2000 show earnings of 869,820,034 euro and were consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by law. The Board of Statutory Auditors has verified that the statements were drawn up in compliance with legal requirements through its own auditing work and through the information provided by the Independent Auditors.
The Group consolidated financial statements at your disposal show a loss of 940 million euro and were similarly consigned to the Board of Statutory Auditors together with the Directors' Report on Operations as prescribed by under law.

1. The main business and financial operations transacted by Olivetti S.p.A. during financial 2000, regarding which the Directors kept the Board of Statutory Auditors periodically and fully informed, are summarised below and described in fuller detail in the Directors' Report on Operations:
• Following the contribution of the industrial operations of the Tecnost group to Tecnost Sistemi S.p.A., the latter was sold in February 2000 to Olivetti S.p.A., based on the reports drawn up by the experts appointed by the Presiding Judge of the Court of competent jurisdiction.
The sale of Tecnost Sistemi S.p.A. to Olivetti S.p.A. was preparatory to the subsequent contribution (at the end of the year) of Tecnost Sistemi S.p.A. to Olivetti Lexikon S.p.A. (which was subsequently renamed Olivetti Tecnost S.p.A.), as part of the Group industrial re-organisation.
• Conversion of Company preferred and savings shares into common shares, at par.
Free increase of share capital through the increase of the nominal value of all shares from 1,000 lire to 1,936.27 lire (1 euro) and simultaneous re-denomination of share capital in euro.
Both operations were resolved by the Extraordinary Shareholders' Meeting of 4 July 2000 and ratified by the competent Courts on 17 July 2000.
• Upstream merger of Tecnost S.p.A. into and with Olivetti S.p.A. The operation was approved by the companies' respective Shareholders' Meetings of 4 October 2000. It took effect for juridical purposes as from 31 December 2000 and for accounting purposes as from 1 October 2000. The share exchange ratio, the fairness of which was substantiated by the opinions of leading advisors and by the two independent auditors, based on balance sheet as of 30 April 2000, was set at 1.12 Olivetti shares for each Tecnost share. The object of the operation was to rationalise the ownership structure of the Olivetti Group.
The shareholders' resolutions were ratified by the competent Courts on 10 October 2000.
• Operations resolved by the Board of Directors of 18 December 2000 in execution of the powers granted by the Extraordinary Shareholders' Meeting of 7 April 1999:
a) increase in share capital for a maximum nominal amount of 357,184,480 euro through issuance of a maximum of 357,184,480 common shares cum warrants with a nominal value of 1 euro per share;
b) issue of a convertible bond loan for a maximum nominal amount of 1,600,186,470.40 euro;

c) increase in share capital for a maximum nominal amount of 678,650,512 euro through issuance in one or more tranches of a maximum of 678,650,512 common shares with a nominal value of 1 euro per share, of which up to 178,592,240 to service the exercise of the warrants as at point a) and up to 500,058,272 to service the conversion of the bonds as at point b).
The final share price, the warrant exercise price and the bond redemption premiums were set by the Board of Directors on 9 February 2001.
In the opinion of the Board of Statutory Auditors, the operations performed comply with the law and with the Articles of association, are in the interests of the Company, are not manifestly imprudent or hazardous, do not conflict with shareholder resolutions and do not compromise the integrity of the Company's net assets.

2. The Board of Statutory Auditors has not encountered any atypical and/or unusual operations by Olivetti S.p.A. with third parties or with related parties or infragroup operations.
The terms of the ordinary operations between Olivetti S.p.A. and related parties and Group companies are in the interests of the Company, are conducted at normal market conditions and consist largely of financial charges (totalling 331 million euro posted to the income statement) relating in the main to the debt acquired following the merger of Olivetti S.p.A. with Tecnost S.p.A.
The following operations with related parties and Group companies should also be mentioned:
• income from equity investments comprising dividends from subsidiary and associated companies and related tax credits for 1,430 million euro (of which 891 million euro of dividends from Telecom Italia S.p.A. accruing on earnings for 2000, 523 million euro of related tax credits and the balance for dividends from minor equity investments and related tax credits);
• capitalised costs for bond issues totalling 106 million euro, arising from the merger of Tecnost S.p.A. into Olivetti S.p.A., of which approximately 4 million euro have been amortised;
• other operations for smaller amounts as described in the Directors' Report on Operations.

3. The Board believes that the information provided in the Directors' Report on Operations with regard to infragroup operations and operations with related parties is adequate and reflects the company's interest in the transaction of such operations.

4. The reports issued by the auditors PricewaterhouseCoopers S.p.A. on 21/5/2001 pursuant to art. 153 of Legislative Decree 58/98 declare that the Company statutory financial statements and the consolidated financial statements and the related Directors' Report on Operations give a true and fair view of the operations and financial situation of the Parent Company and the Group.

5. During the Shareholders' Meeting of 4 July 2000, the shareholder D'Atri consigned to the Board of Statutory Auditors a copy of a letter sent by a lawyer to the Olivetti company on 2 July 1999 and attached sub H to the minutes of the said Ordinary Shareholders' Meeting as requested by the shareholder, which, according to the shareholder, constitutes a complaint to the Board of Statutory Auditors pursuant to art. 2408 of the Italian Civil Code.
The Board of Statutory Auditors examined the document but was unable to ascertain its exact purpose. It therefore sent a letter to the shareholder (dated 12 July 2000) asking him to specify the matters he considered censurable and which he wished the Board to investigate.

Speaking at the Extraordinary Shareholders' Meeting of 4 October 2000, shareholder D'Atri declared that he would not reply to the letter of the Board of Statutory Auditors and to date the Board has not received any correspondence on the subject.

6. No petitions, complaints or objections have been brought in any way to the attention of the Board of Statutory Auditors.

7. During the year, Olivetti S.p.A. appointed the auditing firm PricewaterhouseCoopers S.p.A. to perform the following services in addition to the audit of the financial statements, the costs of which are deemed by the Board of Statutory Auditors to be congruous and adequate in view of the complexity and extent of the work involved:

- report on the share exchange ratio for the upstream merger of Tecnost S.p.A. into and with Olivetti S.p.A. The costs incurred amounted to 2 billion lire;
- report on the proforma consolidated data as of 30 June 2000 in respect of the above merger operation. The costs incurred amounted to 30 million lire;
- other activities for costs totalling 10 million lire.

8. During the year, Olivetti S.p.A. did not commission services from bodies with whom the auditing firm PricewaterhouseCoopers S.p.A. has relations on a continuous basis.

9. During the year, the Board of Statutory Auditors gave its opinions, pursuant to law, on the following matters:

- opinion on the audit engagement to the auditing firm Reconta Ernst & Young S.p.A. for the Company statutory and consolidated financial statements and the half-year reports pursuant to art. 159, par 1 Legislative Decree 58/98, on 2 June 2000;
- opinion on the correctness of the calculation of the emoluments of Directors with special responsibilities.

10. During the period between the Statutory Auditors' Report to 1999 Financial Statements and this Report, the Board of Statutory Auditors held 12 meetings. The Auditors also attended all the meetings of the Board of Directors held in 2000, for a total of eight meetings, and obtained information from the directors on the work performed and on the main business, financial and equity operations performed by the Company and its subsidiary companies.
Furthermore, an Auditor attended the meetings of the Remuneration Committee and of the Audit Committee.

11. Within the limits of its competence, the Board of Statutory Auditors ascertained and monitored compliance with the principles of correct administration, through direct observation, collection of information from heads of function and meetings with the managers of the independent auditors for the purpose of exchanging significant data and information.
It has nothing of note to report.

12. Within the limits of its competence, the Board of Statutory Auditors also ascertained and monitored the adequacy of the Parent Company's organisational structure, and found nothing of note to report.

13. The Board of Statutory Auditors monitored the internal control system of the Company, whose structure is that of a holding company, verifying the activities and control procedures therein and confirming their adequacy.

14. Furthermore, the administrative-accounting system is adequate and reliable for the purposes of correct disclosure of operations.

15. Olivetti S.p.A. provided the subsidiary companies with the instructions necessary to ensure fulfilment of disclosure requirements pursuant to art. 114, par 2 Legislative Decree 58/98. These instructions are adequate to ensure compliance with legal requirements.

16. During the meetings held with the independent auditors, pursuant to art. 150, par 2 Legislative Decree 58/98, no comments or observations were made to the Board of Statutory Auditors as regards matters for which the auditors are responsible. The Board of Statutory Auditors therefore has nothing of note to report.

17. The corporate governance model adopted by the Company is based on the key points of the Voluntary Code of Practice for listed companies. Specifically:
• the Company By-Laws comply with Legislative Decree 58/98.
• the majority of Directors on the Board are "non-executive" and/or "independent".
• the Board of Directors has formed an Audit Committee and a Remuneration Committee.
• in accordance with art. 12 of the By-Laws, the Chairman of the Board of Directors is invested with full powers for the moderation of, participation in and voting at the Shareholders' Meeting, while the Chief Executive Officer reports periodically to the Board of Directors and to the Board of Statutory Auditors on the ordinary and extraordinary operations performed in the exercise of his powers.
• a specific function guarantees relations with institutional investors and shareholders.
The Report on Operations undertakes to take further action to ensure full compliance with the recommended principles in the interests of transparent and democratic governance of the Company.

18. The monitoring activities of the Board of Statutory Auditors have not found any omissions, censurable facts or irregularities to be reported to the shareholders and to the Controlling Bodies.
The Board of Statutory Auditors requested and obtained the Reports of the Boards of Statutory Auditors on the 2000 Annual Report of the companies controlled directly by Olivetti S.p.A. and – in view of its significance – that of the Telecom Italia Mobile S.p.A. company. No critical matters were found in these reports or through the contacts with the Boards of Statutory Auditors, in particular that of Telecom Italia S.p.A.
In point 18 of its Report, and also at the specific request of Consob, the Board of Statutory Auditors of Telecom Italia S.p.A. highlights the acquisition in 1997 by STET International N.V. of a 29% share of TELEKOM Srbija a.d., concluding that at the present time nothing of significance has emerged that could vitiate the correctness of the Telecom Italia financial statements as of 31 December 1997, 1998, 1999 and 2000.

19. The Board of Statutory Auditors of Olivetti S.p.A. invites the Shareholders to approve the Company statutory financial statements as of 31 December 2000 as drawn up by the Board of Directors and, with reference to art. 153 par 2 Legislative Decree 58/98, has no objections to the proposal for the allocation of the income for the year.

Ivrea, 23 May 2001

The Board of Statutory Auditors

Angelo Fornasari
(signed in the original version)

Vittorio Bennani
(signed in the original version)

Franco Caramanti
(signed in the original version)

ANNEX VI

EXTRACT FROM THE INFORMATION DOCUMENT DRAWN UP UNDER ARTICLE 70.4 OF CONSOB REGULATION 11971/1991 CONCERNING THE PRO FORMA BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2001

(Chapter V of the Information Document)



Pro forma income statements and balance sheets of the absorbing company

Premise

This section contains the pro forma post-merger reclassified financial statements of Olivetti S.p.A. ("**Olivetti**") on a consolidated and a stand alone basis for the year ended 31 December 2002. The pro forma financial statements give retroactive effect to the merger of Telecom Italia S.p.A. ("**Telecom Italia**") into Olivetti, as described in the merger plan approved by the two companies' Boards of Directors on 15 April 2003 (see Section 2).

It was considered desirable to show the pro forma company financial statements as supplementary ino in addition to the pro forma consolidated financial statements in view of the very substantial effects of the Merger on the assets and liabilities and revenues and expenses of the Company Resulting from the Merger.

The pro forma post-Merger reclassified company and consolidated financial statements were prepared by making appropriate pro forma adjustments to the financial statements of the two companies participating in the Merger for the year ended 31 December 2002. These financial statements were audited by Reconta Ernst & Young S.p.A., which issued its audit reports on 18 April 2003. They are included with the financial statements of Olivetti and Telecom Italia attached to this Information Document.

The following tables show the pro forma reclassified balance sheets (which among other things indicate the effects of the pro forma adjustments on the net financial position) and income statements for the year ended 31 December 2002 are shown below.

The pro forma statements use the presentations adopted by Telecom Italia for its reclassified historical balance sheets and income statements. Since Olivetti used different presentations, its amounts were first reclassified in accordance with the presentations used by Telecom Italia.

The pro forma figures have been obtained on the basis of:

i. the amounts in Olivetti's historical financial statements;

ii. the amounts in Telecom Italia's historical financial statements;

iii. pro forma adjustments reflecting the plan for the Merger of Telecom Italia into Olivetti and the related transactions envisaged in carrying out the Merger.

In accordance with Consob Communication No. DEM/1052803 of 5 July 2001, the effects of the Merger have been shown retroactively in the pro forma balance sheets as if the Merger had taken place on 31 December 2002 and in the pro forma income statements as if it had taken place on 1 January 2002.

The pro forma adjustments made to Olivetti's reclassified historical financial statements and the assumptions upon which they are based are described in detail in Sections 5.1.1, 5.1.2 and 5.3.1.

Information on the accounting policies adopted by Olivetti and Telecom Italia in preparing their historical financial statements can be found in the notes to their financial statements for the year ended 31 December 2002 attached to this Information Document.

In order to interpret the pro forma amounts correctly, it is necessary to bear the following in mind:

i) since the figures are prepared based on assumptions, if the Merger had taken place at the dates referred to for the purpose of preparing the pro forma financial statements instead of the date at which it will actually take place, the historical figures would not necessarily have coincided with the pro forma figures;

ii) the pro forma figures do not reflect forecast data since they are drawn up to represent only the effects of the merger that can be identified and measured objectively, without considering the potential impact of changes in management policies and operational decisions made as a consequence of the Merger.

Moreover, in view of the difference between the aims of pro forma and historical financial statements and the fact that the effects of the Merger are calculated differently for the balance sheet and the income statement, the two pro forma documents need to be examined separately, without attempting to establish accounting relationships between them.

Pro forma consolidated balance sheet at 31 December 2002 and income statement for the year ended 31.12.2002

Olivetti Group – pro-forma consolidated balance sheet at 31 December 2002

(in millions of euros)	Olivetti Group before Merger	Reclassifications/ cancellation of equity investments		Conversion of Bond issues
Assets				
Intangible assets:				
Goodwill Telecom	21,351		250	
other intangible	13,210			
Fixed assets	19,449			
Long-term investments				
Equity investments and advances on future capital contributions	2,576	299	(299)	
Others	1,424			
	58,010	**299**	**(49)**	
Working capital				
Inventories	584			
Trade accounts receivable	8,418			
Other assets	7,984			
Trade accounts payable	(6,168)			
Reserves for risks & charges	(5,826)			
Other liabilities	(7,616)			
	(2,624)			
Invested Capital net of operating liabilities	**55,386**	**299**	**(49)**	
Reserve for employee termination indemnity	**(1,364)**			
Invested capital, net of operating liabilities & the reserve for empl. term. indemn.	**54,022**	**299**	**(49)**	
Financed by:				
Shareholders' equity				
Parent Company interest	11,639			6
Minority interest	8,984		(49)	
	20,623		**(49)**	**6**
Medium/long-term debt	**33,804**			**(7)**
Net short-term borrowings				
Short-term borrowings	6,827			
Liquid assets & short-term financial assets	(7,394)	299		
Financial accrued expenses (income) & deferred expenses (income), net	162			1
	(405)	**299**		**1**
Total financial indebtedness	**33,399**	**299**		**(6)**
Total	**54,022**	**299**	**(49)**	**(0)**

			Cancellation of treasury stock and distribution of reserves to third parties	Merger effects			
Withdrawals	Tender Offer & cancellation of equity investments			Reduction of minority interest on cancellation of treasury stock	Exchange of T.I. shares held by minority shareholders	Cost of financing	Olivetti Group after Merger
		7,518					29,119
							13,210
							19,449
	8,695	(8,695)					2,576
			(334)				1,090
	8,695	**(1,177)**	**(334)**				**65,444**
							584
							8,418
						90	8,074
							(6,168)
							(5,826)
							(7,616)
						90	**(2,534)**
	8,695	**(1,177)**	**(334)**			**90**	**62,910**
							(1,364)
	8,695	**(1,177)**	**(334)**			**90**	**61,546**
(305)			(133)	28	3,001		14,236
		(1,177)	(994)	(28)	(3,001)		3,734
(305)		**(1,177)**	**(1,128)**				**17,970**
305	**8,695**						**42,797**
			794				7,621
						90	(7,005)
							163
			794			**90**	**778**
305	**8,695**		**794**			**90**	**43,576**
	8,695	**(1,177)**	**(334)**			**90**	**61,546**

Olivetti Group – pro-forma consolidated income statement for the year ended 31 December 2002

(in millions of euros)	Olivetti Group before Merger	Cancellation of Telecom Italia investment write-down
Sales and service revenues	**31,408**	
Changes in inventories of work in progress, semi-finished and finished goods	(8)	
Changes in inventory of contract work in process	(42)	
Increases in capitalized internal construction costs	675	
Operating grants	20	
Standard production value	**32,053**	
Raw materials and outside services	(13,303)	
Value added	**18,750**	
Labor cost	(4,727)	
Gross operating profit	**14,023**	
Depreciation & amortization	(7,269)	
of which goodwill	(2,142)	
Other valuation adjustments	(605)	
Provisions to reserves for risks & charges	(171)	
Net other income	38	
Operating income	**6,016**	
Net investments and financial income (expense)	(3,036)	
of which value adjustments	(786)	
Income before extraordinary items and taxes	**2,980**	
Net extraordinary income (expenses)	(5,496)	
Income before taxes	**(2,516)**	
Income taxes	2,210	(1,078)
Net income (loss) before minority interest	**(306)**	**(1,078)**
Minority interest	(467)	
Net income (loss)	**(773)**	**(1,078)**

Cost of financing		Cancellation					
Withdrawals	Tender Offer	of tax credit on T.I. dividends	Amortization of consolidation goodwill	Accrued cost of financing	Minority interests	Tax effect on pro-forma accounts	Olivetti Group after Merger
							31,408
							(8)
							(42)
							675
							20
							32,053
							(13,303)
							18,750
							(4,727)
							14,023
			(163)				(7,432)
			(163)				(2,305)
							(605)
							(171)
							38
			(163)				**5,853**
(13)	(356)			(69)			(3,474)
							(786)
(13)	**(356)**		**(163)**	**(69)**			**2,379**
							(5,496)
(13)	**(356)**		**(163)**	**(69)**			**(3,117)**
		(703)				796	1,225
(13)	**(356)**	**(703)**	**(163)**	**(69)**		**796**	**(1,892)**
					(152)		(619)
(13)	**(356)**	**(703)**	**(163)**	**(69)**	**(152)**	**796**	**(2,511)**

Description of the pro forma adjustments to the historical consolidated amounts at 31 December 2002 and for the year ended 31 December 2002

Pro forma adjustments to the historical consolidated balance sheet at 31 December 2002

1. The column "Reclassifications/cancellation of equity investments" refers to the investment in Telecom Italia that was included under working capital and not consolidated at 31 December 2002 but which, as explained in the reports of the Boards of Directors of Olivetti and Telecom Italia is involved in the Merger.

2. The column "Conversion of bond issues" refers to conversions carried out between 31 December 2002 and 15 April 2003 of Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds.

3. The column "Withdrawals" refers to the effect thereof on the assumption that 5% of Olivetti's shareholders, other than Olimpia and not considering treasury stock, exercise their right of withdrawal at a price of Euro 0.9996 per share, calculated as described below.

4. The column "Tender offer and cancellation of equity investments" refers to the outlay, financed by the line of credit remaining after the payment of withdrawals, for the purchase of Telecom Italia ordinary and savings shares at a price of respectively Euro 7.958 and Euro 4.812 per share, calculated as described below.

5. The column "Cancellation of treasury stock and distribution of reserves to third parties" refers to the cancellation by Telecom Italia of its ordinary and savings share treasury stock and the distribution of dividends to minority interests drawing on prior-year profits and reserves.

6. "Merger effects" show the reduction of the minority interest in the shareholders' equity following the cancellation of Telecom Italia's treasury stock and the exchange of the Telecom Italia shares held by the remaining minority shareholders.

7. The column "Cost of financing" shows the expense incurred in having the line of credit available.

Pro forma adjustments to the historical income statement for 2002

1. The column "Cancellation of the Telecom Italia investment writedown" shows the cancellation of the tax effect of the writedown of the investment in Telecom Italia included in Olivetti's income statement, since it was made only for tax purposes and in view of the fact that the writedown would not have been made on the assumption that the Merger was effective from 1 January 2002.

2. The columns "Cost of financing" (withdrawals and tender offer) shows the financial expense deriving from the use of the line of credit on the assumption that it was drawn down at the beginning of the year.

3. The column "Cancellation of tax credit on Telecom Italia dividends" records the elimination of the tax credit on the dividends received from Telecom Italia and shown in the income statement for the year.

4. The column "Amortization of consolidation goodwill" shows the amortization of the additional goodwill arising from the partial tender offer for Telecom Italia shares (Euro 7,518 million) and that arising from the reclassification of some Telecom Italia shares included in working capital as a long-term investment (Euro 250 million), for a total of Euro 388 million. The amortization charge was calculated with reference to a 20-year period. At the same time the remaining useful life of the existing goodwill was revised, which gave rise to a positive adjustment (lower amortization charge) of Euro 225 million.

5. The "Accrued cost of financing" is the part attributable to the year of the total expense incurred in having the line of credit available.

6. The "Tax effects on the pro forma accounts" refer to the tax liability incurred in 2002 by the Company Resulting from the Merger on the pro forma adjustments.

Assumptions made for the preparation of the pro forma data

Consideration was given to the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds that had been converted by 15 April 2003, the last date for the conversion of Olivetti convertible bonds under the terms governing the issues.
The recent performance of the Olivetti share price, which is now higher than the value obtained from the calculation of the withdrawal price, means that the exercise of the right is not profitable. It was therefore prudentially assumed that withdrawals by Olivetti shareholders (other than Olimpia S.p.A. and not considering treasury stock) would amount to 5% of the share capital following the conversion of the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds referred to above, at a price of Euro 0.9996 per share, obtained on the basis of the average of the official prices of the Olivetti share from 26 November 2002 to 9 May 2003, with the last official price kept unchanged from 9 May 2003 to 23 May 2003.
As regards the financing of the withdrawals by Olivetti shareholders, account was taken of the line of credit of Euro 9,000 million granted for that purpose and the related cost included in the pro forma income statement at an interest rate of 4.1% with consideration given to the three tranches in which it will be disbursed.
The whole of the portion of the financing referred to in the previous paragraph remaining after payment of the withdrawals, equal to Euro 8,695 million, was allocated to the voluntary partial Tender Offer for Telecom Italia ordinary and savings shares in equal percentages of the total ordinary and savings share capital. The tender offer prices assumed were Euro 7.958 per ordinary share and Euro 4.812 per savings share. These prices were obtained as the weighted average, augmented by 20%, of the official stock exchange prices of the Olivetti share from 12 March 2003 to 26 May 2003, the day of the third call of Olivetti's extraordinary shareholders' meeting, with the last official price available kept unchanged from 9 May 2003 to the day of the meeting, augmented by 20%.
As a consequence of the Tender Offer, Olivetti's in the total share capital of Telecom Italia after the Tender Offer and before the Merger rises from 39.53% to 56.79%.
The Tender Offer for Telecom Italia shares results in consolidation goodwill of Euro 7,518 million. The pro forma income statement contains an amortization charge corresponding to one twentieth of that amount.

Account was taken of the Telecom Italia dividend drawing on prior-year profits and reserves that will be submitted for approval to the shareholders' meeting called to approve the merger plan.
Provision was made for the company to be absorbed to cancel its ordinary and savings share treasury stock deriving from buybacks.
On the basis of an independent appraisal, Euro 22,950 million of the total cancellation deficit of Euro 25,792 million that emerged in the post-Merger balance sheet was allocated to the equity investment in TIM.
By means of the redistribution mechanism, used to account for the Merger in the company financial statements, the pre-Merger value of Olivetti's share capital was kept unchanged at Euro 8,845 million.
To permit the total participation in the Merger of the Telecom Italia shares held by Olivetti, those classified by the latter as trading securities were reclassified as long-term investments.
The expense incurred in obtaining the line of credit to pay for withdrawals and, for the portion remaining, for the purchase of shares in the Tender Offer amounted to Euro 90 million and was included in full in the pro forma balance sheet, while only the amount accruing in the first year was included in the pro forma income statement.
The costs that will be incurred in 2003 in connection with the successful outcome of the Merger for advisory services, legal opinions, valuations, etc., estimated to amount at most to Euro 110 million, were not considered among the pro forma amounts since they are non-recurring items.

Main effects on the income statements and balance sheets of changing the percentage of withdrawals assumed in preparing the pro forma data

The main effects on the income statements and balance sheets of changing the figure of 5% assumed for withdrawals in preparing the pro forma data and confirming acceptances of the Tender Offer utilizing all the portion of the Euro 9 billion line of credit not required to pay for the withdrawals (Euro 8,695 million) are shown in the table below.

		Absolute value			Changes		
Olivetti Group (in millions of euros)	**Pro-forma**	**0%**	**25%**	**max % [1]**	**0%**	**25%**	**max%**
Telecom Italia Goodwill	29,119	29,383	28,064	24,124	+264	-1,055	-4,995
Shareholders' equity after minority interest	14,236	14,500	13,181	9,241	+264	-1,055	-4,995
Result for the year after minority interest [2]	**(2,511)**	**(2,524)**	**(2,458)**	**(2,261)**	**+(13)**	**-(53)**	**-(250)**

(1) On the assumption of complete withdrawal apart from the shares held by Olimpia and treasury stock.
(2) *The changes in the result are due to those in the amortization of the consolidation goodwill with the size of the Tender Offer for Telecom* Italia shares.

Historical and pro forma amounts and per-share indicators

(in millions of euros)	Olivetti Group 2002 (historical)	2002 (pro forma)
Income statement data		
Sales and service revenues	31,408	31,408
Gross operating profit	14,023	14,023
Operating income	6,016	5,853
Net income (loss), before minority interest	(306)	(1,892)
Net income (loss), after minority interest	(773)	(2,511)
Balance sheet and financial data		
Invested capital, net	54,022	61,546
Shareholders' equity [1]:	20,623	17,970
of which:		
Parent Company interest	11,639	14,236
Minority interest [1]	8,984	3,734
Net financial debt	33,399	43,576
Cash flow [2]	6,963	5,540

(in euros)		
Per-share indicators (*)		
Net income (loss) on ordinary operations, after minority interest per share [3]:		
Ordinary	(0.1458) [4] (0.0802) [5]	(0.0653)
Savings		(0.0543)
Net income (loss), after minority interest per share:		
Ordinary	(0.0896) [4] (0.0493) [5]	(0.1614)
Savings		(0.1504)
Cash flow per share	0.8068 [4] 0.4437 [5]	0.3469
Shareholders' equity, before minority interest per share	1.3485 [4] 0.7417 [5]	0.8914
(*) Number of shares considered:		
Ordinary	8,630,811,002 [4] 15,692,383,640 [5]	9,923,320,999
net of treasury stock (ordinary shares)	214,628,828 [4] 390,234,232 [5]	112,108,258
Savings		6,047,366,234

(1) Net of "Receivables from shareholders for capital contributions", equal to Euro 4 million.

(2) Net income (loss) for the year, before minority interest plus depreciation and amortization.

(3) Net income (Loss) for the year on ordinary operations after minority interest, calculated on the basis of the result for operations net of the related taxes with reference to the number of ordinary and savings shares outstanding at the end of the year. In making the calculation, account was taken of the bylaw requiring the dividend per share for savings shares to be higher than that for ordinary shares by 2% of the share's par value (Euro 0.0110).

(4) Historical number of shares.

(5) Pro forma number of shares taking account of the change in the par value from Euro 1.00 to Euro 0.55.

Pro forma balance sheet at 31 December 2002 and income statement for the year ended 31.12.2002 of the Company Resulting from the Merger

As mentioned in the premise, the pro forma company financial statements for 2002 are shown as supplementary information in view of the size of the effects of the Merger on the balance sheet and income statement of the Company Resulting from the Merger.

Olivetti S.p.A. – pro-forma balance sheet at 31 December 2002

(in million of euros)	Olivetti spa before Merger	Reclassification	Conversion of bond issues	Withdrawals	Tender Offer for TI shares
Assets					
Intangible assets:					
Deficit from share cancellation					
goodwill					
other	179				
Fixed assets	1				
Long-term investments					
Equity investments and advances on future capital contributions:					
Telecom Italia	22,090	299			8,695
other investments	798				
Other	56				
	23,124	**299**			**8,695**
Working capital					
Inventories					
Trade accounts receivable	6				
Other assets	1,756				
Trade accounts payable	(25)				
Reserve for risks & charges	(336)				
Other liabilities	(296)				
	1,105				
Invested capital, net of operating liabilities	**24,229**	**299**			**8,695**
Reserve for employee termination indemnity	**(3)**				
Invested capital, net of operating liabilities & res. for empl. term. indemn.	**24,226**	**299**			**8,695**
Financed by:					
Shareholders' equity					
Share capital paid-in	8,845		6	(305)	
Reserves & retained earnings	6,426				
Net income (loss)	(6,240)				
	9,031		**6**	**(305)**	
Medium/long-term debt	**11,882**		**(7)**	**305**	**8,695**
Net-short term borrowings					
Short-term borrowings	3,298				
Liquid assets & short-term financial assets	(1,078)	299			
Financial accrued expenses (income) and deferred expenses (income), net	1,093		1		
	3,313	**299**	**1**		
Total financial indebtedness	**15,195**	**299**	**(6)**	**305**	**8,695**
Total	**24,226**	**299**			**8,695**

Dividend payment from TI s.p.a.	Olivetti spa before Merger	Merger effects: Incorporation of TI s.p.a.	Treasury s. & distr. of reserves	Cancellation TI shares	Allocation of deficit	Capital incr. and exchange	Sub total	Cost of financing	Olivetti spa after Merger
				25,792	(25,792)				
					2,842		2,842		2,842
	179	1,287					1,287		1,466
	1	12,678					12,678		12,679
	31,084			(31,084)			(31,084)		
	798	15,010			22,950		37,960		38,758
	56	588	(334)				254		310
	32,118	**29,563**	**(334)**	**(5,292)**			**23,937**		**56,055**
		70					70		70
	6	4,292					4,292		4,298
	1,756	3,468					3,468	90	5,314
	(25)	(2,958)					(2,958)		(2,983)
	(336)	(3,145)					(3,145)		(3,481)
	(296)	(4,238)					(4,238)		(4,534)
	1,105	**(2,511)**					**(2,511)**	**90**	**(1,316)**
	33,223	**27,052**	**(334)**	**(5,292)**			**21,426**	**90**	**54,739**
	(3)	**(968)**					**(968)**		**(971)**
	33,220	**26,084**	**(334)**	**(5,292)**			**20,548**	**90**	**53,768**
	8,545					300	300		8,845
511	6,937					3,726	3,726		10,663
	(6,240)								(6,240)
511	**9,243**					**4,025**	**4,025**		**13,268**
	20,875	**11,848**					**11,848**		**32,723**
	3,298	5,451	1,305				6,756	90	10,144
(511)	(1,290)	(2,698)					(2,698)		(3,988)
	1,094	527					527		1,621
(511)	**3,102**	**3,280**	**1,305**				**4,585**	**90**	**7,776**
(511)	**23,977**	**15,128**	**1,305**				**16,433**	**90**	**40,500**
	33,220	**15,128**	**1,305**			**4,025**	**20,458**	**90**	**53,768**

Olivetti S.p.A. – pro-forma income statement for the year ended 31 December 2002

(in millions of euros)	Olivetti spa before Merger	Cancellation of Telecom Italia investment write-down	Telecom Italia spa
Sales and service revenues			**17,055**
Changes in inventory of contract work in process			
Increases in capitalized internal construction costs			11
Operating grants			
Standard production value			**17,066**
Raw materials and outside services	(17)		(6,966)
Value added	**(17)**		**10,100**
Labor cost	(14)		(2,551)
Gross operating profit	**(31)**		**7,549**
Depr. & amortiz.	(72)		(3,020)
Other valuation adjustments			(357)
Prov. to reserves for risks & charges			(44)
Net other income			(83)
Operating income	**(103)**		**4,045**
Net investment and financial income (expense)	(7,193)	8,051	377
of which value adjustments	(8,400)	8,051	(654)
Income before extraordinary items and taxes	**(7,296)**	**8,051**	**4,422**
Net extraordinary income (expense)	164		(6,093)
Income before taxes	**(7,132)**	**8,051**	**(1,671)**
Income taxes	892	(1,078)	26
Net income/Loss	**(6,240)**	**6,973**	**(1,645)**

Cost of financing						
Withdrawals	T/O Telecom shares	Cancellation of dividend from TI	Amort. of unallocated cancellation deficit	Accrued cost of financing	Tax effects on pro-forma accounts	Olivetti spa after Merger
						17,055
						11
						17,066
						(6,983)
						10,083
						(2,565)
						7,518
			(142)			(3,234)
						(357)
						(44)
						(83)
			(142)			**3,800**
(13)	(356)	(1,952)		(69)		(1,155)
						(1,003)
(13)	**(356)**	**(1,952)**	**(142)**	**(69)**		**2,645**
						(5,929)
(13)	**(356)**	**(1,952)**	**(142)**	**(69)**		**(3,284)**
					796	636
(13)	**(356)**	**(1,952)**	**(142)**	**(69)**	**796**	**(2,648)**

Description of the pro forma adjustments to the historical company amounts at 31 December 2002 and for the year ended 31 December 2002

The pro forma company financial statements for 2002, which are shown in view of the size of the effects of the Merger on the balance sheet and income statement of the Company Resulting from the Merger, basically consider, in the columns showing the adjustment to the historical amounts to produce the pro forma amounts the adjustments described above for the pro forma consolidated amounts.
Apart from the above-mentioned adjustments, the balance sheet takes account of the "merger transactions" regarding the elimination of the equity investment in Telecom Italia as a consequence of the inclusion of its assets and liabilities, with a specific item showing the cancellation deficit. This was subsequently allocated almost entirely to the investment in TIM (Euro 22,950 million), with the remainder of Euro 2,842 million allocated to goodwill.
In addition, the column "Reconstitution of capital and exchange difference" shows the reconstitution of the share capital (Euro 300 million) in the context of the redistribution aimed at keeping Olivetti's share capital unchanged compared with the pre-merger value of Euro 8,845 million and an exchange surplus of Euro 3.726 million.
The column "Receipt of dividends from Telecom Italia" shows the portion accruing to Olivetti (Euro 511 million) of the total dividend of Euro 1,305 million to be approved by the shareholders' meeting called to approve the merger plan.
The pro forma income statement also considers, in a separate column, the succession to Telecom Italia's revenues and expenses.
In particular, the pro forma income statement of the Company Resulting from the Merger shows net income for the year before extraordinary items and taxes of Euro 2,645 million, after cancelling the writedown of the investment in Telecom Italia of Euro 8,051 million included in Olivetti's financial statements for 2002, since it was made only for tax purposes and in view of the fact that the writedown ceases to exist on the assumption that the Merger was effective from 1 January 2002.

Main effects on the income statements and balance sheets of changing the percentage of withdrawals assumed in preparing the pro forma data

Company Resulting from the Merger (in millions of euros)	Pro-forma	Absolute value			Changes		
		0%	25%	max % [1]	0%	25%	max%
Goodwill (cancellation deficit)	2,842	3,091	1,842	-	+249	-1,000	-2,842
Goodwill (exchange deficit)	-	-	-	1,027	-	-	+1,027
Other equity investments [2]	38,758	38,758	38,758	36,871	-	-	-1,887
Shareholders' equity	13,268	13,517	12,268	9,566	+249	-1,000	-3,702
Result for the year [3]	**(2,648)**	**(2,661)**	**(2,598)**	**(2,557)**	**+(13)**	**-(50)**	**-(91)**

(1) *On the assumption of complete withdrawal apart from the shares held by Olimpia and treasury stock.*
(2) The change is due to the amount allocated to the investment in TIM being smaller than the maximum possible of Euro 22,950 million.
(3) The changes in the result are due to those in the amortization of goodwill (cancellation/exchange deficit) with the size of the Tender Offer for Telecom Italia shares.

Report of the auditing firm on its examination of the pro forma figures

The report drawn up by the auditing firm Reconta Ernst & Young S.p.A. on its examination of the post-merger reclassified pro forma figures on a consolidated and a solo basis, carried out in accordance with the methods recommended by Consob in Recommendation No. DEM/1061609 of 9 August 2001 on the verification of pro forma data, is attached to this Information Document (Annex XVIII).

ANNEX VII

MERGER PLAN
UNDER ARTICLE 2501-BIS OF THE CIVIL CODE

PLAN FOR THE MERGER OF TELECOM ITALIA S.P.A. INTO OLIVETTI S.P.A.

(under Article 2501-*bis* of the Civil Code)

Milan, April 15, 2003

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail.

PLAN FOR THE MERGER
OF TELECOM ITALIA S.P.A.
INTO OLIVETTI S.P.A.
(under Article 2501-*bis* of the Civil Code)

1. Companies participating in the Merger

Absorbing Company

OLIVETTI S.P.A.

Olivetti S.p.A. ("Olivetti" or the "Absorbing Company"), with registered office at 77 Via Jervis, Ivrea, fully paid-up share capital of Euro 8,845,537,520 divided into 8,845,537,520 ordinary shares with a par value of Euro 1 each, tax code and registration number in the Turin Company Register: 00488410010.

Company to be Absorbed

TELECOM ITALIA S.P.A.

Telecom Italia S.p.A. ("Telecom Italia" or the "Company to be Absorbed"), with registered office at 2 Piazza degli Affari, Milan, and headquarters and secondary office at 41 Corso d'Italia, Rome, fully paid-up share capital of Euro 4,023,816,860.80 divided into 5,262,908,631 ordinary shares with a par value of Euro 0.55 each and 2,053,122,025 savings shares with a par value of Euro 0.55 each, tax code and registration number in the Milan Company Register: 00471850016.

2. Bylaws of the Absorbing Company and amendments thereto deriving from the Merger

As a consequence of the Merger, Olivetti will basically adopt the current bylaws of Telecom Italia.

In particular:

(i) the Absorbing Company will change its name to "Telecom Italia S.p.A.";

(ii) the Absorbing Company will take over the corporate purpose of Telecom Italia in its entirety, so as to be able to continue to perform the activities that Telecom Italia is authorized to perform under administrative measures. The amendment to the corporate purpose will give the right of withdrawal to

Olivetti shareholders who are absent or contrary to the Merger, pursuant to Article 2437 of the Civil Code;

(iii) the bylaws of the Absorbing Company will be amended to take account of the changes that will be made to the number and par value (which will be fixed at Euro 0.55) of the ordinary and savings shares at the end of the Merger and hence following the application of the share exchange ratio and assignment procedure described in Sections 3 and 4. As a further consequence of the Merger the bylaws will also be amended to take account of (a) the updating of the amount of the increases in capital already approved by Olivetti for the purposes of the "Piano triennale di Stock Option 2002-2004" stock-option plan, the "Piano triennale di Stock Option febbraio 2002-dicembre 2004" stock-option plan, the "Warrant Azioni Olivetti ex Tecnost 1999-2004" warrants, and the convertible bond issues "Prestito Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" and "Prestito Olivetti 1,5% 2001-2010 convertibile con premio al rimborso", and (b) the increases in capital that the Olivetti shareholders' meeting will be called to approve for the purposes of the stock-option plans of the Company to be Absorbed (Piano 1999, Piano 2000, Piano 2001, Piano Top 2002 and Piano 2002), for the part still applicable;

(iv) the bylaws of the Absorbing Company will contain an article concerning the savings shares that will be assigned in exchange to the holders of Telecom Italia savings shares on the basis of the exchange ratio and assignment procedure described in Sections 3 and 4. In accordance with Article 145 of Legislative Decree 58/1998, this article will specify the substance of the preferential rights attaching to the savings shares issued for the purpose of the exchange, the related conditions, limits and procedures for the exercise thereof and describe the legal treatment of this class of shares in the event of the delisting of the ordinary or savings shares of the Absorbing Company. The preferential rights of the savings shares to be issued in exchange will be the same as those of the Telecom Italia savings shares, including the possibility of satisfying the rights attaching to them by distributing reserves, whose introduction in the Telecom Italia bylaws will be proposed at the shareholders' meeting called to consider the Merger Plan;

(v) the Minister for the Economy and Finance has notified Telecom Italia that he does not consider there are grounds for vetoing the adoption of the merger resolution by the Telecom Italia shareholders. With regard to the inclusion in the bylaws of the clauses providing for special powers, the Minister for the Economy and Finance has communicated that he considers it necessary to maintain the power of approval of the acquisition of major equity interests in the company and the veto powers, in the text currently contained in the Telecom Italia bylaws. The Minister for the Economy and Finance has also communicated that he has reached the agreement on these decisions with the Minister for Productive Activities. This premised, pending the formalization of the measure most appropriate to these decisions and the opinion, if any,

that the competent European Union authorities may see fit to express on the matter, the Minister for the Economy and Finance has requested that the bylaws to be submitted to the shareholders meetings of the Companies Participating in the Merger contain the provisions specified above.

(vi) It is also pointed out the shareholders' meeting of the Absorbing Company called to approve the Merger Plan will also be requested to grant a delegation under Article 2443 of the Civil Code to increase the share capital following the Merger by means of the issue of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for a maximum of Euro 48,644,750), to be offered for subscription to employees of the Absorbing Company or its subsidiaries, with the exclusion of the right of pre-emption under the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998.

(vii) Lastly, it is pointed out that the shareholders' meeting of the Absorbing Company called to approved the Merger Plan will first be requested to approve the replacement of Article 20 (Board of Auditors) and the amendment of Article 13 (Board of Directors) of Olivetti's bylaws.

The complete text of the Absorbing Company's bylaws incorporating all the amendments deriving from the Merger, including what is provided for at points (v) and (vi), is annexed to this Merger Plan. The numbers contained in such bylaws will be specified in the merger instrument, on the basis of the principles and methods described in Sections 3 and 4.

3. Exchange ratio

The draft financial statements for the year ended 31 December 2002 of Olivetti and Telecom Italia were taken as showing their assets and liabilities in accordance with and for the purposes of Article 2501-*ter* of the Civil Code.

The exchange ratio has been fixed as follows:

- 7 Olivetti ordinary shares with a par value of Euro 1 (one) each for every Telecom Italia ordinary share with a par value of Euro 0.55;
- 7 Olivetti savings shares with a par value of Euro 1 (one) each for every Telecom Italia savings share with a par value of Euro 0.55;

No cash consideration is envisaged.

4. Procedure for assigning the shares of the Absorbing Company

The exchange ratio between the economic values underlying the shares will be satisfied principally by redistributing Olivetti's capital at the time of the Merger's implementation, net of the Olivetti shares with a par value of Euro 1 (one) for which the right of withdrawal referred to in Section 2(ii) has been exercised. This redistribution, subsequent to the change of the par value of the shares of the Absorbing Company from Euro 1 to Euro 0.55, will be made to the shareholders of Olivetti and the shareholders of Telecom Italia other than Olivetti at the time of the implementation of the Merger on the basis of the exchange ratio specified above and will thus give rise to the following assignment ratios:

- for every Olivetti share (with a par value of Euro 1) withdrawn and cancelled, "x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;
- for every Telecom Italia ordinary share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued ordinary shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;
- for every Telecom Italia savings share (with a par value of Euro 0.55) withdrawn and cancelled, "7x" newly-issued savings shares of the Absorbing Company (with a par value of Euro 0.55) will be assigned;

where "x" is the ratio between

✓ the total number of shares of the Absorbing Company with a par value of Euro 0.55 to be redistributed

✓ the sum of (i) the total number of Olivetti shares with a par value of Euro 1 outstanding (for which the right of withdrawal has not been exercised) at the time of the Merger's implementation and (ii) 7 times the total number of Telecom Italia shares to be exchanged at the time of the Merger's implementation.

Moreover, if the capital to be redistributed is less than Euro 8,845,537,520, the redistribution will be accompanied by the assignment to all the holders of the Absorbing Company's ordinary and savings shares, in proportion to their respective holdings following the redistribution and therefore on the basis of the above-mentioned exchange ratio, of up to a maximum of 11,103,237,961 new ordinary or savings shares with a par value of Euro 0.55 each (and hence up to a total maximum of Euro 6,106,780,879.1) until the share capital of the Absorbing Company reaches a total of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55), without prejudice to any rounding deriving from the exchange operations.

A service will be provided to the shareholders of both Olivetti and Telecom Italia through authorized intermediaries to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, which will permit the number of newly-issued shares due to be rounded down or up to the nearest whole number.

In the event that the Olivetti shares held do not entitle the holder to receive, in accordance with the assignment mechanism, even one newly-issued Olivetti share at the end of the Operation, maintenance of the position of shareholder can be ensured by the assignment free of charge to such persons of one share of the Absorbing Company made available by Olivetti International S.A.

The ordinary and savings shares assigned in exchange as specified above will be listed in the same way as the Olivetti ordinary shares currently outstanding.

Upon completion of the assignment procedure described above, the share capital of the Absorbing Company will be fixed in an amount between a minimum of Euro 8,845,537,520 (more precisely: Euro 8,845,537,520.05, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to Olivetti's paid-up share capital and certified as per Article 2444 of the Civil Code at the date of this Merger Plan, and a maximum of Euro 11,926,697,278 (more precisely: Euro 11,926,697,277.55, taking account of the change of the par value of the Absorbing Company's shares to Euro 0.55) corresponding to the Absorbing Company's share capital assuming that the conversion and subscription rights attaching respectively to the bonds and to the warrants and stock options issued by Olivetti are exercised in full, without prejudice to any rounding deriving from the exchange operations.

5. Date from which the ordinary and savings shares assigned in exchange will be entitled to a share of profits

The ordinary and savings shares issued by the Absorbing Company in exchange for the shares of the Company to be Absorbed that are cancelled as a result of the Merger will have regular dividend rights.

6. Date of effectiveness of the Merger. Recording of Telecom Italia transactions in the accounts of Olivetti. Start of the tax effects of the Merger

In accordance with Article 2504-*bis* of the Civil Code, the effects of the Merger shall start on the date of the last filing of the merger instrument, or from such later date as may be specified in that instrument.

The effectiveness of the Merger is subject to the admission to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. of the savings shares assigned by the Absorbing Company for the purpose of the exchange.

With reference to point 6 of Article 2501-*bis* of the Civil Code, the transactions carried out by the Company to be Absorbed will be recorded in the accounts of the Absorbing Company from 1 January of the year in which the Merger will become effective in respect of third parties. The tax effects of the Merger will also start on that date.

7. Treatment reserved to particular categories of shareholders or holders of securities other than shares. Special advantages for directors

No special treatment is envisaged in connection with the Merger for any categories of shareholders or for holders of financial instruments other than the shares of the Absorbing Company or the shares of the Company to be Absorbed, although:

a) the number of shares obtainable by exercising warrants (Olivetti) and stock options (Olivetti and Telecom Italia) and the conversion ratios for the convertible bonds issued by Olivetti will be adjusted to take account of the exchange ratio and assignment procedure described in Sections 3 and 4, with ensuing amendment to all the respective rules;
b) the savings shares issued by the Absorbing Company in exchange for the savings shares of the Company to be Absorbed will have the same rights and features as the latter, as specified in Section 2(iv).

The Absorbing Company will assume the bonds already issued by Telecom Italia and adopt the rules thereof.

No special advantages are envisaged in favour of the directors of the Companies Participating in the Merger.

All numerical and other changes, additions and updates to this Merger Plan or the bylaws of the Absorbing Company annexed hereto shall be made that may be required by the administrative authorities, *inter alia* with reference to the powers referred to in Section 2(v), or on the occasion of filing with the Company Register or in connection with and/or attendant upon the operations envisaged in this Plan.

Milan, 15 April 2003.

TELECOM ITALIA S.p.A. OLIVETTI S.p.A.

(in original signed by the respective Legal Representatives)

Annexes:
Bylaws of the Absorbing Company after the Merger

ANNEX VIII

BYLAWS THAT WILL BE ADOPTED BY THE ISSUER UPON COMPLETION OF THE MERGER

Annexed to the plan for the merger
of Telecom Italia S.p.A. into Olivetti S.p.A.

POST-MERGER BYLAWS OF THE ABSORBING COMPANY

NAME - REGISTERED OFFICE - PURPOSE AND DURATION OF THE COMPANY

Article 1

The name of the Company shall be "TELECOM ITALIA S.p.A."

Article 2

The registered office of the Company shall be at 2 Piazza degli Affari, Milan, and the headquarters and secondary office at 41 Corso d'Italia, Rome.

Article 3

The Company's purpose shall be:

- the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;
- the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;
- the acquisition, provided it is not the Company's principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;
- the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation shall be expressly excluded.

Article 4

The duration of the Company shall be until 31 December 2100.

SHARE CAPITAL – SHARES - BONDS

Article 5

The share capital shall be Euro [-],divided into [-] ordinary shares with a par value of Euro 0.55 each and [-] savings shares with a par value of Euro 0.55 each.

The Extraordinary Shareholders' Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders' Meeting of [-], of Euro 56,992,575.20, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Olivetti ex Tecnost 1999-2004) warrants, by means of the issue of up to a maximum of 103,622,864 ordinary shares with a par value of Euro 0.55 each.

The Shareholders' Meeting of [-], reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders' Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1. up to a maximum of Euro 492,726.30, by means of the issue of up to a maximum of 895,866 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option 2002-2004" stock options, increase to be implemented by 15 December 2004;
2. up to a maximum of Euro 10,743,649.40, by means of the issue of up to a maximum of 19,533,908 shares with a par value of Euro 0.55 each for the exercise of the "Piano triennale Stock Option febbraio 2002-dicembre 2004" stock options, increase to be implemented by 31 December 2004;
3. up to a maximum of Euro 180,568,488.10, by means of the issue of up to a maximum of 328,306,342 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2004 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.;
4. up to a maximum of Euro 892,681,820.80, by means of the issue of up to a maximum of 1,623,057,856 shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the "Olivetti 1,5% 2001-2010 convertibile con premio al rimborso" convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

The Shareholders' Meeting of [-] also resolved to increase the share capital by up to a maximum of Euro 261,956,575.10, by means of the issue of up to a maximum of 476,284,682 shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1. a tranche of up to a maximum of Euro 21,969,104.30 for the exercise of the "Piano di Stock Option 1999" stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 39,943,826 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.79 per option held;
2. a tranche of up to a maximum of Euro 53,421,890.50 for the exercise of the "Piano di Stock Option 2000" stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 97,130,710 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held;
3. a tranche of up to a maximum of Euro 84,158,927.60 for the exercise of the "Piano di Stock Option 2001" stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 153,016,232 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held;
4. a tranche of up to a maximum of Euro 30,600,889.00 for the exercise of the "Piano di Stock Option Top 2002" stock options, increase to be implemented by 28 February 2010 by means of the

issue of up to a maximum of 55,637,980 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held;

5. a tranche of up to a maximum of Euro 71,805,763.70 for the exercise of the "Piano di Stock Option 2002" stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot by means of the issue of up to a maximum of 130,555,934 ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held.

The Extraordinary Shareholders' Meeting of 8 May 2002 authorized the directors, under Article 2420-*ter* of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of Euro 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.

The Shareholders' Meeting of [-] authorized the Board of Directors, under Article 2443 of the Civil Code and for a period of up to a maximum of five years from [-], to increase the share capital in one or more steps by means of the issue for cash of up to a maximum of 88,445,000 ordinary shares with a par value of Euro 0.55 each (and thus for up to a maximum of Euro [-]), to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors' resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

Article 6

The savings shares shall have the preferential rights set forth in this Article.

The net profit shown in the duly approved annual accounts, less the amount allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders' Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.

In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders' Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.

If the Company's ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders' Meeting called ad hoc within two months of the delisting.

Article 7

The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

Vis-à-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders' Register.

Article 8

The Company may issue bonds and shall establish the terms and conditions of their placement.

BOARD OF DIRECTORS

Article 9

The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders' Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders' Meeting on the first call.

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting may submit slates. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.

Each person entitled to vote may vote for only one slate.

The Board of Directors shall be elected as specified below:

a) four fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b) the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three and then by four, up to the

number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders' Meeting and the candidate obtaining the simple majority of the votes shall be elected.

In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders' Meeting.

Article 10

The Board of Directors shall elect a Chairman from among its member — if the Shareholders' Meeting has not already done so — and may also appoint a Deputy Chairman; both may be re-elected.

In the absence or disability to act of the Chairman, the Deputy Chairman, if one has been appointed, shall take his/her place or, if the Deputy Chairman is absent, the most senior director by age.

The Board of Directors may elect a Secretary who need not be a director.

Extracts from the register of the minutes of meetings of the Board of Directors signed by the Chairman or by two directors and countersigned by the Secretary shall be conclusive evidence.

Article 11

The Chairman or whoever takes his/her place shall call meetings of the Board of Directors at the Company's registered office or elsewhere, indicating the time and place, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one third of the directors holding office or from the members of the Board of Auditors.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours' notice.

Notice shall be given to the Board of Auditors within the same time limits.

Meetings of the Board of Directors may be held — if the Chairman or the person acting in his/her place deems it necessary — by video-conference or audio-conference, provided that all those taking part can be identified by the Chairman and all the other participants, that they are able to follow the debate and intervene in real time in relation to the matters under discussion, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the Board meeting shall be considered to have taken place where the Chairman is located, where the Secretary to the meeting must also be.

Article 12

The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders' Meeting by law or these bylaws are within its jurisdiction.

The Board of Directors, through the Chairman or other directors delegated for the purpose, shall report to the Board of Auditors on the activities carried out and the transactions of greatest economic, financial or asset-related significance concluded by the Company or its subsidiaries; in particular, transactions involving a potential conflict of interest must be reported on. The report shall be made in good time, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum addressed to the Chairman of the Board of Auditors.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated for the purpose of any corporate transactions that might affect the price of the shares of that class.

Article 13

To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

- create an Executive Committee, establishing its powers and the number of members;
- delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;
- appoint one or more General Managers, establishing their powers and duties;
- appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

Article 14

The company signature and the legal representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; they shall also pertain to the directors with delegated powers.

Article 15

The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders' Meeting shall also decide the annual compensation payable to the Board. Once fixed, this compensation shall remain unchanged until the Meeting establishes a different amount.

BOARD OF AUDITORS

Article 16

The Board of Auditors shall consist of five or seven auditors. The Shareholders' Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.

The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. TELECOM ITALIA S.p.A. and its subsidiaries shall not be included when computing the above limit.

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders' Meeting. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders' Meeting on the first call, a copy of the documentation attesting their right to attend the meeting.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders' Meeting on the first call.

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.

The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.

Each person entitled to vote may vote for only one slate.

The Board of Auditors shall be elected as specified below:

a) from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) one alternate and all the auditors not chosen from the other slates (the Minority Slates) shall be chosen in the order in which they are listed on the slate;

b) from the Minority Slates two auditors shall be chosen. One alternate shall be chosen from the Minority Slate that obtains the largest number of votes.

   For the appointment of the auditors from the Minority Lists, the votes obtained by the various slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

   If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders' Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders' Meeting shall vote on the basis of the majorities required by law.

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders' Meeting on the basis of the majorities required by law.

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.

Meetings of the Board of Auditors — if the Chairman deems it necessary — may be validly held by video-conference or by audio-conference, provided all those taking part can be identified by the Chairman and by all the other participants, that they are able to follow the debate and intervene in real time in dealing with the matters being discussed, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the meeting of the Board of Auditors shall be considered to have taken place where the Chairman is located.

SHAREHOLDERS' MEETING

Article 17

An Ordinary Shareholders' Meeting shall be called to approve the annual accounts every year within six months of the end of the fiscal year. Ordinary and Extraordinary Shareholders' Meetings may be held in a place other than the Registered Office, provided it is in Italy.

An Extraordinary Shareholders' Meeting shall be called whenever it is deemed advisable by the Board of Directors and when it is required by law.

Article 18

Every shareholder entitled to attend may be represented at the Shareholders' Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

Article 19

The Chairman of the Board of Directors or whoever takes his/her place or, in the absence thereof, the person appointed by those present, shall chair the Shareholders' Meeting and set the rules for the proceedings.

The Secretary shall be appointed by the Meeting, which may select a person who is not a shareholder.

The proceedings of shareholders' meetings shall be governed by law, these bylaws and the Meeting Rules approved by the Ordinary Shareholders' Meeting.

Article 20

Resolutions may be adopted by a show of hands. The Chairman shall establish the procedures for recording votes and may choose two or more tellers from among the persons present.

Each shareholder may exercise his/her right to vote by mail, in accordance with the applicable law.

FISCAL YEAR – DIVIDENDS

Article 21

The fiscal year shall end on 31 December of each year.

From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

The remainder shall be used to pay the dividend determined by the Shareholders' Meeting, and for such other purposes as the Meeting deems most appropriate or necessary.

During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders.

SPECIAL POWERS

Article 22

Pursuant to Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994, the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, shall have the following special powers:

a) approval, to be granted expressly upon the acquisition by parties subject to the limitations on share ownership referred to in Article 3 of Decree Law 332/1994, ratified with amendments by Law 474/1994, of major holdings, taken to mean holdings that, as specified by Treasury Minister Decree of 24 March 1997, are equal to at least 3% of the share capital represented by shares with a right to vote at the Ordinary Shareholders' Meeting. Approval must be granted within sixty days of the date of the communication that the Board of Directors must send at the time of the application for entry in the Shareholders' Register. Until approval has been granted and after expiration of the time limit without any action, the transferee may not exercise the voting rights or any rights other than the property rights attaching to the shares that represent the major holding. If approval is refused or the time limit expires without action, the transferee must sell the shares within one year. If this is not done, the Court, at the request of the Minister for the Economy and Finance, shall order the sale of the shares representing the major holding pursuant to the procedures established in Article 2359-*ter* of the Civil Code;

b) veto of any resolution to dissolve the Company, transfer the business, merge or divide the Company, transfer the registered office outside Italy, change the corporate object, or amend these bylaws with a view to eliminating or modifying the powers specified in subparagraphs a) and b).

ANNEX IX

EXTRACTS FROM THE SHAREHOLDERS' AGREEMENTS PUBLISHED IN ACCORDANCE WITH ARTICLE 122 OF THE FINANCIAL INTERMEDIATION LAW

AGREEMENT AMONG PIRELLI S.P.A. AND EDIZIONE HOLDING S.P.A.-EDIZIONE FINANCE INTERNATIONAL S.A.

Whereas:

— on August 7, 2001, PIRELLI S.P.A., with headquarters in Milan, viale Sarca 222, registered with the Company Register of Milan, tax and VAT identification number 00886890151 (hereinafter "**Pirelli**") and EDIZIONE HOLDING S.p.A., with headquarters in Treviso, Calmaggiore 23, registered with the Company Register of Treviso under No. 13945, tax and VAT identification number 00778430264 (hereinafter "**Edizione**") Pirelli and Edizione signed a Shareholders' Agreement concerning, among other things, the discipline of the mutual relationships as shareholders of a vehicle for the purpose of acquiring from BELL S.A. and from other persons 1,552,662,120 Olivetti ordinary shares (the "**Shares**") and 68,409,125 "Olivetti ordinary shares warrants 2001-2002" (the "**Warrants**" and, together with the Shares, the "**Stake**") of Olivetti S.p.A. ("**Olivetti**");

— on August 9, 2001 Edizione and Pirelli (each a "**Party**" and, together, the "**Parties**") have transferred to Olimpia S.p.A. (with headquarters in Milan, Viale Sarca No. 222, hereinafter "**Newco**" or "**Olimpia**") 134,322,250 and 130,980,000 Olivetti ordianary shares, respectively, corresponding to 1.84% and 1.80% of Olivetti's voting share capital;

— on August 9, 2001 Pirelli has transferred to Newco 147,337,880 Olivetti ordinary shareswhich Pirelli previously purchased, through a controlled company, from BELL S.A. and another party on July 30, 2001 (corresponding to 2.02% of Olivetti's voting share capital);

— with effect starting from August 7, 2001, Edizione Finance International S.A. (controlled by Edizione) has been subrogated in the rights and obligations of Edizione under the agreement, as defined below;

— on September 14, 2001 Pirelli, Edizione and Edizione Finance (the "**Party**" or "**Parties**") amended the agreement, as already made public through an announcement dated September 22, 2001 pursuant to applicable law,

and whereas:

— on February 13, 2002 the Parties have further amended the Agreement as evidenced in boldface under the paragraph "Further Commitments" below, in order to allow the Parties to purchase (and convert) Olivetti bonds convertible into Olivetti ordinary shares (the "**Bonds**"), the content of the agreement is hereby summarized. Currently, Olimpia holds 28.7% of Olivetti's share capital.

1. Content of the Agreement

Purpose and content of the agreement

Among the Parties there is the following agreement (the "**Agreement**") for the discipline of the mutual relationships as shareholders of a vehicle ("**Olimpia**") established for the purpose of acquiring the Stake from BELL S.A. and/or from other persons designated by Olimpia.

Transfer of Olivetti shares to Newco

The Stake will be transferred to Newco.

Newco's share capital

Pirelli will hold 80% of Newco's share capital while Edizione will hold 20%. Pirelli will have the right to sell to one or more persons up to 20% of Newco's share capital, with the previous consent of Edizione.

Meetings of the Shareholders, Board of Directors and Board of Statutory Auditors of Newco

The By-laws of Newco will provide that the Extraordinary Meeting of the Shareholders's voting quorum is set at 81% of the share capital, for both the first and the second call.

The Board of Directors of Newco is composed of 10 members appointed through the "*voto di lista*" system. Edizione will have the right to name two directors. Pirelli has agreed to do everything in its power, within the limits permitted by law, so that no decision should be made by the Board of Directors of Newco without the favorable vote of at least one of the board members named by Edizione (if present) on the following key points of business:

- an indication of the vote to be made by the Ordinary and Extraordinary Shareholders' Meetings of Olivetti;

- the purchase, sale, or arrangement in any manner of shares with a total value greater than 100,000,000 Euros per transaction.

The Parties agree to do everything in its power so that one Auditor and one Alternate Auditor of the Board of Statutory Auditors is appointed among those named by Edizione.

Corporate bodies of Olivetti and of listed companies controlled by Olivetti, resolutions of the Board of Directors of Olivetti and of listed companies controlled by Olivetti

The Parties have agreed to do everything in their power, within the limits established by Law, that in the Board of Directors of Olivetti S.p.A., Telecom Italia S.p.A., TIM – Telecom Italia Mobile S.p.A., and Seat – Pagine Gialle S.p.A. (the "**Listed Companies**"), Edizione can name one fifth of the components of the Board of Directors of the Olivetti Companies (net of the number of the Directors to be appointed by the minority shareholders and by the Italian Government) and that Edizione can name the Vice-Chairman of the Board of Directors of the Listed Companies, with the powers of vice-legal representative;

- the Parties have agreed, to do everything in its power, within the limits of law, so that no decision should be made by the Board of Directors of Olivetti and the Listed Companies without the favorable vote of at least one of the board members named by Edizione on the following points of business:

  - individual investments greater than 250 million Euros;

  - purchase, sale and deeds of disposition for any reason whatsoever of controlling and connecting shareholdings with a unit value of more than 250 million Euros;

  - deeds of disposition for any reason whatsoever of firms or branches thereof individually greater than 250 million Euros;

  - proposals to call the Extraordinary Meeting

  - Intra-group transactions between the Olivetti group and the Pirelli group for amounts individually greater than 50 million Euros;

  - Transactions with related parties.

Penalties

In the event of the non-performance of one or more of the commitments assumed pursuant to the provisions set forth in the agreement, the breaching Party, shall be required to pay an amount equal to 10% (ten per cent) of the principal amount invested by the non-breaching Party without prejudice to the right to higher damages.

Term

The agreement shall run for three years as of its effective date and shall be deemed to be automatically renewed on each expiration date unless notice of withdrawal has been given six months in advance by Edizione.

Further Commitments

The agreement provides that the Parties, including through their respective subsidiaries and/or parent companies, pursuant to Art. 2359, paragraph one of the Italian Civil Code, may not acquire or own common shares, bonds convertible to Olivetti shares and/or warrants, which give the right to purchase shares or bonds convertible to Olivetti shares issued, or to be issued, by Olivetti or by the Olivetti Companies (nor acquire voting rights in Olivetti common shares under any status).

In derogation to the provisions set forth above, each of the Parties, with communication sent to the other Party at the same time, may acquire Bonds. The Party owning or otherwise receiving the Bonds may exercise the respective conversion right, after communication is issued to the other Party at least 60 (sixty) days in advance, only to the extent that the amount of the Olivetti shares obtained from the conversion itself (possibly increased by the number of Olivetti shares owned as of the same date, arising from prior conversions of Bonds), does not exceed, after the conversion, the percentage of the capital of Olivetti corresponding to the difference between 28.74% and the percentage of the holding of the Company in the voting capital in Olivetti at the time of the conversion. Said limit may be exceeded with the approval of the other Party--which may not be unreasonably withheld--without prejudice to complying with the applicable floors in matters of OPA [take-over bid]. In the event referred to above, the other Party will have the right to acquire, and the Party which exercised the conversion right will have the obligation to sell, shares of the same nature and type as those arising from the exercise of the conversion of the Bonds, to the extent that said shares are divided between the Parties, respecting the original proportions of the Parties' holdings in the capital of the Company (80% Pirelli – 20% Edizione).

The Parties hereby agree that, in the event that third parties should make a public offer of purchase with the intention of acquiring the Olivetti shares, Edizione hereby agrees, from this time forward, when so requested by Pirelli not to oppose, and to do everything so that the members of the Board of Directors of the Company do not oppose the acceptance of the public offer of purchase of Newco.

In the event that the agreement term should lapse without the agreement being renewed due to Pirelli's actions or behaviour, Edizione will have the right to sell to Pirelli, and Pirelli will have the obligation to purchase, all the Newco's shares held by Edizione.

The agreement also disciplines deadlok situations in Newco or in the Board of Directors of the Listed Companies. In case of deadlock, Edizione will have have the right to sell to Pirelli, and Pirelli will have the obligation to purchase, all the Newco's shares held by Edizione and Pirelli will have the right to sell to Edizione, and Edizione will have the obligation to purchase, all the Newco's shares held by Pirelli.

Newco's by-laws will provide for pre-emption rights in the event of sale, directly or indirectly, of Newco's shares and a right of co-sale, for the benefit of the minosrity shareholders where Newco's shares were offered to a third party by a majority shaeholder (50.01%).

Whenever, during the term of the agreement, following one or several acts *inter vivos* carried out for any reason, a significant change of the structure of control of Edizione or Pirelli (including for this purporse Pirelli & C. Accomnadita per Azioni) happens (meaning by significant change the exercise by persons other than the current parties to name the majority of the members of board of directors, with a potential change in the strategic objectives of the subject company), such change shall be deemed a "Key Event".

In the presence of the Key Event concerning one party, the other Party will have the right to transfer all of its Newco shares to the party which incurred the Key Event.

2. Deposit with the Company Register

This agreement is deposited with the Company Register – Offices of Milan and Turin/Ivrea

February 21, 2002

AGREEMENT AMONG PIRELLI S.P.A, UNICREDITO ITALIANO S.P.A. AND INTESABCI S.P.A.

Notice published pursuant to article 122 of Legislative Decree No. 58 dated February 24, 1998 and CONSOB Regulation 11971 dated May 14, 1999, as amended.

Whereas:
on October 24, 2001 Pirelli S.p.A., IntesaBci S.p.A. and UniCredito Italiano S.p.A., entered into an amendment agreement to the agreement mentioned above such amendment being shown in bold-face below at paragraph 11, "Further Commitments", paragraphs 11.1 and 11.2, in order to allow the Parties to purchase bonds convertible in Olivetti shares and/or warrants that would give the right to purchase shares and/or bonds convertible into Olivetti shares, below is a summary of the entire content of the agreement including updated data relating to the stake in Olivetti held by Olimpia (paragraph 1, "Purpose and content of the agreement") and the stake in Olimpia held by the shareholders (paragraph 2, "Olimpia's share capital"):

1. Purpose and content of the agreement

The Parties entered in the following agreement (the "**Agreement**") relating to the participation by UniCredito Italiano S.p.A. ("**UCI**") and IntesaBCI S.p.A. ("**BCI**", and BCI together with UCI, the "**New Partners**", and each a "**New Partner**" and together with Pirelli, the "**Parties**") into the share capital of Olimpia S.p.A. ("**Olimpia**" or the "**Company**") and relating to the governance and relationships among the shareholders of Olimpia, a company that currently holds 2,019,302,250 ordianry shares of olivetti S.p.A. ("**Olivetti**"), corresponding to approximately 27.7% of Olivetti's share capital and 68,409,125 2001-2002 warrants for Oliveti's ordinary shares.

2. Olimpia's Share Capital

Olimpia's share capital is held as follows: Pirelli (60%), Edizione Finance International S.A. (20%), UCI (10%) (the "**UCI Olimpia Stake**") and BCI (10%) (the "**BCI Olimpia Stake**").

3. Olimpia's Board of Directors

3.1 It is understood that, within the limits allowed by law and for the entire term of this Instrument:

(i) the Board of Directors of the Company will be made up of 10 (ten) members;

(ii) 1 (one) director out of 10 (ten) will be appointed at the request and indication of UCI;

(iii) 1 (one) director out of 10 (ten) will be appointed at the request and indication of BCI;

(iv) should an Executive Committee be created, UCI and BCI will have, respectively, the right to request at any time the inclusion of the directors designated by them in said committee.

3.2 It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of the Company will remain valid even after the first expiration of this Instrument, if it is extended pursuant to Art. 8.1, provided UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

4. Management of Olivetti, Telecom Italia S.p.A. ("Telecom"), SEAT – Pagine Gialle S.p.A. ("SEAT") and Telecom Italia Mobile S.p.A. ("TIM")

4.1 The Agreement provides that, within the limits allowed by law and for the entire term of the Agreement, in the Board of Directors of Olivetti, Telecom, Seat and TIM (the "**Olivetti Companies**"), one director must be appointed at the request and designation of UCI and another director at the request and designation of BCI.

4.2 It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of Olivetti Companies will remain valid even after the first expiration of this Instrument, if it is extended

pursuant to Art. 8.1, provided that, UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

5. Key Issues

Pursuant to Art. 6 below, the following will be deemed Key Issues:

a) the decisions of the Extraordinary Shareholders' Meeting and those of the Board of Directors of the Company, the latter referring to the following:

- indication as to how to vote in Olivetti's Ordinary Shareholders' Meeting on Key Issues, for the purposes of the application of Articles 104 or 107 T.U. No. 58 of February 24, 1998, and in matters of acquisition of own shares, as well as voting in Olivetti's Extraordinary Shareholders' Meeting;
- acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) holdings (including shares and financial instruments of any type issued by Olivetti and/or the Olivetti Companies) at a value, by individual operation, above 100,000,000 Euros;
- determination of the ratio between equity and debt of the Company and methods, terms and conditions for resorting to outside financing sources;
- draft proposals to be submitted to the Company's Extraordinary Shareholders' Meeting;

b) resolutions of the Board of Directors of Olivetti and Telecom, referring to:

- individual investments above 300 million Euros;
- acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) affiliate and subsidiary holdings (including shares and other financial instruments issued by the Company or the Olivetti Companies) at a value, by individual operation, above 300 million Euros;
- acts of disposal under any status of companies or branches thereof, with an individual value above 300 million Euros;
- proposals to call the Extraordinary Shareholders' Meeting for resolutions in matters of modification of the corporate purpose, capital operations of any nature, merger, spin-off, transformation and dissolution;
- operations between Olivetti, Telecom and Gruppo Pirelli, with an individual value above 50 million Euros;
- operations with related parties.

6. Provisions on Deadlock

6.1 Obligation to Consult.

Pirelli and the New Partners, the latter jointly between them, pledge to consult each other previously whenever a decision on one of the Key Issues (as identified under Article 5 above) must be discussed or decided upon.

6.2 Manifestation of will.

Whenever the situation described in item 6.1 above occurs, the dissenting New Partners, separately or jointly, will have, or the single dissenting New Partner will have, the right to send to Pirelli, by telegram or

registered letter a "**Notice of Deadlock**" within 15 (fifteen) days of the end of the consultation referred to in paragraph 6.1.

6.3 *Rights of the New Partners.*

(a) Whenever UCI and/or BCI send a Notice of Deadlock, the New Partner which sent the Notice of Deadlock will have the right to sell to Pirelli, which will have the corresponding obligation to buy from the respective New Partner, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding at a price determined pursuant to the provisions in item (b) below.

(b) For the purposes of item (a) above, the Parties agree, including in an aleatory manner, that the object of the decision must be: (x) the price of the Olimpia BCI Holding and/or Olimpia UCI Holding, corresponding proportionately to the value of the Company's economic capital ("**Price of the Olimpia UCI Holding**" and/or "**Price of the Olimpia BCI Holding**"), as well as (y) an increase expressing the proportion of the increase premium, as if the Olimpia BCI Holding and/or Olimpia UCI Holding were the expression of Olivetti's control, assuming that the latter controls Telecom and the companies controlled by the latter ("**Premium**").

(c) The price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisition and underwriting of shares in the Company, less any dividends received ("**Floor**"), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% ("**Cap**").

7. Penalty For Breach

In the event of breach of one or several commitments made pursuant to the provisions of this Instrument, the breaching Party, will be obligated to pay, a single and total amount equal, for each breach, to 5% (five percent) of the amounts paid by the breaching Party for the acquisitions and subscriptions of shares made in the Company as of that date without prejudice to any other of its/their rights (including the right to higher damages).

8. Term

8.1 This Instrument will have a term of three years starting from October 5, 2001 (the "**Execution Date**") and will be deemed automatically renewed from time to time on expiration for the following two years, in the absence of an opt-out notice from one of the Parties, without prejudice to the provisions of paragraph 9 below.

8.2 Except in the cases required by law, each of the Parties may opt out of this Instrument before every expiration, with notice sent 6 (six) months in advance.

9. Absence of Renewal

(a) If, before the first expiration of this Instrument or successive ones, Pirelli should send to the New Partners, jointly or separately, in the terms set forth in paragraph 8.2, UCI and BCI will individually have the right to send to Pirelli which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the option right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(c) above (and the provisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days.

The aforementioned price will be paid in cash.

(b) If, on the first expiration date of this Instrument, both or one of the New Partners should, jointly or separately, send to Pirelli, the opt-out notice referred to in item 8.2above, Pirelli will have the right to acquire from both New Partners opting out, or from the single New Partner opting out, which, upon

simple request, will have the corresponding obligation to sell, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(B) above (and the provisions mentioned therein), less the Premium, giving notice to the New Partner which sent the opt-out notice, within 30 (thirty) Business Days.

(c) If both or one of the New Partners should send to Pirelli, on the expiration of the first renewal in the following two years, the opt-out notice referred to in paragraph 8.1 above, and therefore, on the expiration of the fifth year after the effective Date of this Instrument, or on the successive additional expiration dates, both New Partners opting out, jointly or separately, or the single New Partner opting out, will have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(b) above (and the provisions mentioned therein), giving notice to the New Partner that sent the opt-out notice, within 30 (thirty) Business Days.

10. Changes in Stockholding

10.1 For the purposes of this paragraph, "Change of Control" means a substantial modification in the direct and indirect stockholding control of Pirelli, which means the stoppage of the control of Pirelli & C s.a.p.a. over Pirelli S.p.A., as exercised today.

10.2 If the Change of control occurs, each of the New Partners will have the right to transfer, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding owned by Pirelli which, upon simple request, will have the obligation to acquire, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3 (b) above (and theprovisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days of the date the New Partners, separately or jointly, declared in writing that they have learned about the Change of Control, or received written communication about this circumstance. It is, however, agreed, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received ("FLOOR"), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% (**"Cap"**).

10.3 If Pirelli intends to divest, in any form, part of its holding in the Company, so that Pirelli would hold less than a majority of the capital thereof, Pirelli may not sign any agreement in this sense, being first obligated to give prior timely notice to both the New Partners about the planned transfer, fully indicating the terms and conditions of the transfer operation and any possible outside agreements (of blockage and vote) with the buyers.

10.4 Within 30 (thirty) Business Days of receipt of the aforementioned communication, UCI and/or BCI will, individually, have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner that exercised the Option Right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above, with the understanding, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received ("FLOOR").

11. Further Commitments

11.1 For the entire term of this Agreement the Parties, including the companies they control or they are controlled by pursuant to Aticle 2359, pargraph 1, of the Italian Civil Code, **agree not to purchase or hold Olivetti ordinary shares (including shares deriving from the conversion of convertible bonds and/or from the exercise of warrants).** UCI and BCI will retain the power to purchase and hold the above mentioned securities within the maximum limit allowed for them (0.4% of Olivetti's share capital).

11.2 The Company, unless otherwise agreed in writing by the Parties, **agrees not to purchase or hold Olivetti ordinary shares (including the exercise conversion rights or purchase or subscription of Olivetti ordinary shares mentioned under paragraph 11.1 above) so to exceed** the current opa threshold, currently set at 30% (thirty percent), including within the calculation of this threshold the securities mentioned under paragraph 11.1 above held by BCI and UCI and the securities held, directly or indirectly, pursuant to applicable rules and regulations, inclufing CONSOB regulations.

12. Disputes

Any dispute arising from this Instrument will be submitted to the judgment of an Arbitration Board.

13. Company Register

This agreement is deposited with the Company Register – Offices of Milan and Turin/Ivrea

November 3, 2001

Pirelli S.p.A. Unicredito Italiano S.p.A. IntesaBCI S.p.A.

AGREEMENT AMONG PIRELLI S.P.A., EDIZIONE FINANCE INTERNATIONAL S.A./EDIZIONE HOLDING S.P.A., BANCA INTESA S.P.A., UNICREDITO ITALIANO S.P.A., OLIMPIA S.P.A. AND HOPA S.P.A.

Communication pursuant to Article 122 of Italian Legislative Decree 58/98 and to Artciles 127 and 129 of CONSOB Regulation No. 11971/99

Pursuant to Article 122 of Italian Legislative Decree 58/98 and to Article 127 of CONSOB Regulation No. 11971 of May 14, 1999 (as amended by No. 12475 of April 6, 2000, No 13086 of April 18, 2001, No. 13106 of May 3, 2001, No. 13130 of May 22, 2001, No. 13605 of June 5, 2002 and No. 13616 of June 12, 2002), Pirelli S.p.A. with company's headquarters in Milan, Viale Sarca 222, registered with the Milan Company Register under Nos. 00886890151, ("**Pirelli**") states that on February 21, 2003 it has entered into an agreement (the "**Agreement**") with Edizione Finance International S.A., with company's headquarters in Place d'Armes, 1, L-1136, Luxembourg, registered with the Luxembourg Chamber of Commerce No. B77504 ("**Edizione Finance**"); Banca Intesa S.p.A. (formerly known as Intesa BCI S.p.A.), with company's headquarters in Milan, Piazza Paolo Ferrari 10, Direzione Generale Via Monte di Pietà 8, registered with the Company Register of Milan No. and 00799960158, and VAT No. 108107000152 ("**Intesa**"); Unicredito Italiano S.p.A., with company's headquarters in Genua, via Dante 1, Direzione Centrale in Milan, Piazza Cordusio, registered with the Company register of Genua No. 00348170101 ("**Unicredito**"); Olimpia S.p.A., with company's headquarters in Milan, viale Sarca 222, registered with the Company Register of Milan, No. 03232190961 ("**Olimpia**"); Hopa S.p.A., with company's headquarters in Brescia, Corso Zanardelli 32, registered with the Company Register of Brescia, fiscal code and VAT No. 03051180176 ("**Hopa**"); e Edizione Holding S.p.A., with company's headquarters in Treviso, Calmaggiore 23, registered with the Company Register of Treviso No. 13945, fiscal code and VAT No. 00778430264 (as guarantor of Edizione Finance, "**Edizione**") – including, inter alia, the following shareholders' agreements that – by will of the parties– are hereby published in their entirety:

[omitted]

ARTICLE I

DEFINITIONS

1.01 "Olivetti Stock": common shares in with voting rights in Olivetti (as defined in paragraph 1.23 below).

1.02 "Current Olimpia Partners": Pirelli, Edizione Finance, Unicredito and Intesa, collectively.

1.03 "Hopa Controlling Companies": Fingruppo Holding S.p.A., Banca Monte dei Paschi di Siena, S.p.A., Compagnia Assicuratrice Unipol S.p.A., Banca Popolare di Lodi S.c.a.r.l. and other private individuals signatory to the syndication pact with regard to Hopa.

1.04 "Standstill notice": shall have the meaning set forth in paragraph 8.04(d) below.

1.05 "Accelerated standstill notice": shall have the meaning set forth in paragraph 8.06(b)(i) below.

1.06 "Control", "to control", "Subsidiary," and "Controlling companies": other than cases that expressly differ from the context herein, shall have the meaning set forth in Article 2359, paragraph 1, no. 1 and no. 2 of the Civil Code.

1.07 "Relevant date": shall have the meaning set forth in paragraph 9.01 of the present Contract.

1.08 "Agreement Term": shall have the meaning set forth in paragraph 6.00 below.

[omitted]

1.12 "Business Day": every calendar day other than Saturday, Sunday, and other days when as a general rule the banks of Milan are not open for performing their usual activities.

1.13 "Holinvest": Holinvest S.p.A., with home offices in Brescia, at Corso Zanardelli 32, capital of(euro)700,000,000 and subscribed capital of (euro)514,000,000.00, registered in the Brescia Business Registry under registration no., tax code no. and VAT no. 03562710172.

1.14 "Holy": Holy s.r.l., with home offices in Brescia, at Corso Zanardelli 32, capital of(euro)10,000.00, registered in the Brescia Business Registry under registration no., tax code no., and VAT no. 03517530170.

[omitted]

1.16 "Net Financial Borrowing": unless otherwise specified with regard to specific cases, shall be the algebraic consolidated sum (with the understanding that for each case net financial borrowing for Olimpia, borrowing for Olivetti and its subsidiaries will not be taken into account) of the following items entered in the statement of assets and liabilities prepared pursuant to Art. 2424 of the Civil Code: "bonds (D1) = convertible bonds (D2) + due to banks (D3) + due to other financial backers (D4) + financial debts owed to unconsolidated subsidiaries (D8) + financial debts owed to affiliates (D9) + financial debts owed to controlling companies (D10) - amounts due from unconsolidated subsidiaries (C II 2) - amounts due from subsidiaries (C II 3) - amounts due from controlling companies (C II 4) - financial assets other than fixed assets (C III) - liquid assets (C IV)." Any existing updated value must be added to this amount, for financial leasing fees, if such are not included in the aforementioned items.

[omitted]

1.18 "Relevant Subjects": shall have the meaning set forth in paragraph 6.02 below.

1.19 "Net Asset Value": shall mean the evaluation method used for calculating increase in value, according to market practice and at current values, of financial assets and liabilities.

1.20 "Olimpia bonds": 1.5% Olimpia bonds, 2001-2002, each of which is an "Olimpia bond."

1.21 "Olivetti Bonds": 1.5% convertible bonds, 2001-2010, convertible to Olivetti Stock issued by Olivetti, each of which is an "Olivetti Bond".

[omitted]

1.24 "Extraordinary Operations": every merger or split involving Olivetti, on the one hand, and one or more of its directly or indirectly controlled companies, on the other.

1.24bis "Capital Transactions": such extraordinary transactions as may involve Olivetti capital and which change the number of shares or which result in, by way of example though not exclusively: stock split, reverse split, assignment of Olivetti stock to partners for capitalization of capital.

1.25 "Holy holding in Holinvest": Holy holding of Holinvest capital, or 19.999% of this capital.

1.26 "Hopa holding in Holinvest": Hopa holding of Holinvest capital, or 80.001% of this capital.

1.27 "Olivetti holding": alternately:

(i) when there are no Extraordinary Operations, holding with full voting rights equal to at least 25% of Olivetti capital on the date the present Contract is signed, or

(ii) when there are Extraordinary Operations, the entire package of Olivetti Stock and/or Financial Instruments (granting equal voting rights) arising from the exchange of shares with voting rights equal

to at least 25% of Olivetti capital that would be attained through Extraordinary Operations executed prior to the Relevant Date.

[omitted]

1.29 "Net Assets": the difference - to be determined in accordance with Accounting Principles - between assets and liabilities on the "civil" balance sheets of a corporation where, upon drafting the resultant consolidated balance sheet, it is understood that for purposes of determining Olimpia's Net Assets the assets of Olivetti and its subsidiaries are not taken into account.

1.30 "Pacts": agreements of a paracorporate nature set forth in Articles VI and VII of the present Contract.

[omitted]

1.32 "Increase Premium": shall have the meaning set forth in paragraph 10.00 below.

1.33 "Accounting Principles": Accounting principles as provided by law, and when not specifically stated therein, those set forth by the National Council of Professional Accountants, or otherwise by the International Accounting Standards Committee.

1.34 "Debt/equity ratio": the ratio between Net Assets (as defined in paragraph 1.29 above) and Net Financial Borrowing (as defined in paragraph 1.16 above). Possible derivative instruments (as defined in Decree Law 24.2.1998, no. 58 - Draghi Law, Article 1, paragraph 2), not for coverage (as defined by Banca d'Italia Measure of July 30, 2002) created as of 11-30-02, must be valued at cost or market price, whichever is less, and any necessary write-off must result in a reduction in Net Assets. Possible derivative instruments for coverage must be valued in a manner consistent with the asset or liability pertaining to the coverage, with it understood that the so-called equity swap underwritten by Olimpia on November 20, 2001, will be customarily valued at cost.

[omitted]

1.36 "Split": shall have the meaning set forth in paragraph 9.01 below.

1.37 "Holinvest Split": shall have the meaning set forth in paragraph 9.05 below. 1.38 "Seat": Seat - Pagine Gialle S.p.A, with home offices at Via Grosso 10/8, Milan, registration number in the Milan Business Registry and tax code no. 12213600153.

[omitted]

1.39 "Holy Position": Financial statements of Holy at December 31, 2002, with the accompanying reports, attached hereto as number 5.02(ii) which - in accordance with the provisions of paragraph 5.02(ii) below - shall represent the Holy financial position of reference for the Merger project.

1.40 "Olimpia Position": Financial statements of Olimpia at November 30, 2002, with the accompanying reports, attached hereto as number 5.02(i) which - in accordance with the provisions of paragraph 5.02(i) below - shall represent the Olimpia financial position of reference for the Merger project.

1.41 "Olivetti Companies": Telecom, TIM, and Seat, collectively.

1.42 "Standstill": shall have the meaning set forth in paragraph 8.01 below.

1.42bis "Accelerated Standstill": shall have the meaning set forth in paragraph 8.06 below.

1.43 "Financial Instruments": every financial instrument (including Olivetti Instruments as defined below) that directly or indirectly grants subscription rights to Olivetti Stock (which, by way of example and not exclusively, includes convertible bonds, forward contracts, call options, and prepaid swaps).

1.44 "Olivetti Instruments": instruments with the characteristics as set forth in the document attached hereto as no. 1.44.

[omitted]

1.46 "Initial Term": shall have the meaning set forth in paragraph 8.05 below.

[omitted]

ARTICLE II

OBJECT OF CONTRACT

(a) Under the present Contract, the various operations governed thereby and the Shareholders' Agreements contained herein, the Current Olimpia Partners, Olimpia, and Hopa hereby agree on the terms and conditions for creating a partnership with strategic connotations.

(b) The partnership referred to in the previous paragraph shall be achieved by Hopa's joining its capital to that of Olimpia (by Holy's merger with Olimpia) together with the Current Olimpia Partners, and the subsequent joining of Olimpia's capital to that of Holinvest, together with Hopa.

(c) The following stipulations in the present Contract shall, inter alia, govern:

(i) the steps taken to achieve the aforesaid situation (setting the terms and conditions thereof), in particular with regard to the provisions of Articles II, IV, and V below;

(ii) the rules of corporate governance and other provisions of a paracorporate nature to which the Parties have agreed, in particular with regard to the provisions of Articles VI and VII below;

(iii)

(A) the mechanisms for settling possible Standstills or Accelerated Standstills such as may arise in the administration of Olimpia (to include with regard to voting instructions as determined by the Olivetti Extraordinary Shareholders' Meeting) and/or of Holinvest; and

(B) the means of any possible breakup of the partnership carried out under the present Contract, with regard to confirming a Standstill or Accelerated Standstill, as well as to the failure to renew Pacts upon their expiration;

with particular regard to the provisions of Articles VIII, IX, and X below.

ARTICLE III

PRELIMINARY OBLIGATIONS OF THE PARTIES

[omitted]

ARTICLE IV

CONDITIONS PRECEDENT

[omitted]

ARTICLE V

MERGER

[omitted]

5.09 Olimpia and Holinvest post-Merger ownership. The Parties mutually recognize that, on the basis of the Stipulated Exchange Rate:

(i) Olimpia post-Merger shall be owned as follows:

Pirelli	:	50.40%;
Edizione	:	16.80%;
Hopa	:	16.00%;
Unicredito	:	8.40%; and
Intesa	:	8.40%.

(ii) Holinvest post-Merger shall be owned as follows:

Hopa	:	80.001%; and
Olimpia	:	19.999%

[omitted]

ARTICLE VI

AGREEMENTS BETWEEN SHAREHOLDERS CONCERNING OLIMPIA AND OLIVETTI COMPANIES

6.00 Agreements and Agreement Term. (a) The Parties mutually recognize that the provisions in this Article VI, as well as those in Article VII below (collectively, the "Agreements") shall be effective for the entire period ("Agreement Term") between the effective date of the Merger and either:

(i) the natural expiration of such Agreements, as regulated under paragraph (b) below; or

(ii) the date on which, in compliance with the applicable provisions herein, (A) - as a result of a Standstill, the Split and Holinvest Split become effective; (B) as a result of an Accelerated Standstill, the Current Olimpia Shareholders receive an Accelerated Standstill notice.

(b) The Agreements shall have a term of three years as of the effective date of the Merger, and upon expiration shall be deemed tacitly extended [for an equal period], unless a notice of termination is served by either Party to the other, subject to the provisions in paragraph (c) below.

(c) Subject to law requirements concerning particular cases, the Parties may withdraw from the Agreements, effective on the earliest expiration date, by written notice to the other Party 3 (three) months before such expiration date.

6.01 Board of Directors of Olimpia.

(a) For the entire Duration of the Agreements, the Board of Directors of Olimpia will be made up of a fixed and non-changeable group of 10 members, one of which will be appointed upon designation by Hopa. The first Director appointed by Hopa will be Emilio Gnutti.

(b) In the event the Director appointed by Hopa should cease to be on the Board, a replacement shall be designated within the next 20 (twenty) Work Days, and it is understood that the designation of the

replacement will be still made by Hopa, with the consent of Pirelli, which shall not withhold it unreasonably.

(c) Should Hopa wish to revoke one or more of the Directors it designated, the Current Olimpia Partners will cooperate fully, in order for this revocation to proceed as rapidly as possible. Hopa shall have the right to designate - in accordance to what was set forth in the preceding paragraph (b) - the Director to be appointed as a replacement for the Director who was revoked, subject to the consent of Pirelli, which shall not withhold such consent unreasonably.

(d) The Parties commit to holding each other harmless and to holding Olimpia harmless from any onus or damage deriving from the revocation without just cause of the Directors that each one of them from time to time designates, pursuant to paragraph 6.01.

6.02 Relevant Subjects.

(a) For the purposes of this contract and in particular of subsequent Article VIII the following shall be considered to be Relevant Subjects:

(i) In reference to the resolutions to be adopted by Olimpia's Shareholders' Extraordinary Meeting in relation to any subject that pertains to it, any time the resolution is adopted:

(A) In opposition to a proposal by Olimpia's Board of Directors passed with the agreement of the Directors appointed by Olimpia's Current Partners and by Hopa; or

(B) In agreement with a proposal by Olimpia's Board of Directors passed without the agreement of the Director appointed by Hopa;

(ii) In reference to the resolutions to be adopted by Olimpia's Board of Directors in relation to those pertaining to:

(A) The suggested vote to be cast during Olivetti's Shareholders' Extraordinary Meeting;

(B) The purchase, sale and transfer of any security interest valued over (euro)100,000,000.00 per transaction, or for multiple transactions performed during the same calendar year, with the exception of that which is provided for in the subsequent paragraph (b);

(C) Acts or initiatives that modify or will modify the debt/equity ratio from a 1:1 ratio (while keeping open the option to remedy this situation pursuant to the procedure outlined in subsequent paragraph 8.07(a)(ii) and with the understanding that in this case it will not be considered to be a situation inducing stalling) and/or that concern the definition of the terms and conditions for using outside sources of financing;

(D) Proposals for resolutions to be submitted to Olimpia's Shareholders' Extraordinary Meeting.

(b) The Parties reciprocally acknowledge that - in spite of being slightly different from what was outlined in the preceding paragraph (a) (ii) (B) - the following shall not be considered Relevant Subjects for the purposes of this Contract: actions relating to the purchase or sale of Olivetti stock, the conversion of convertible Olivetti bonds in to Olivetti stock or equivalent financial instruments, as long as even after these transactions Olimpia's debt/equity ratio remains below 1:1.

6.03 Board of Directors of Olivetti Companies.

(a) For the entire Duration of the Agreements the current Olimpia partners will do whatever is in their power to ensure that, in the meetings of the Boards of Directors of the Olivetti Companies, a director be appointed as a result of being designated by Hopa. The first directors that Hopa designates to this end are those indicated in the attached document by number 6.03(a).

(b) The new Boards of Directors of the Olivetti Companies, made up according to the dispositions in the preceding paragraph (a), will be appointed as soon as possible after the Merger and in any event within and no later than 60 Business Days after the effective date of the Merger itself.

(c) The dispositions in the preceding paragraphs 6.01(b) and (c) will apply, mutatis mutandis, also regarding the meetings of the Board of Directors of the Olivetti Companies.

6.04 Tender Offers on Olivetti Stock. Hopa commits itself to the fact that, in the event Olivetti Stock is subject to a tender offer, the Director that it designated in Olimpia's Board of Directors - if the Current Olimpia Partners requests it in writing - will not oppose Olimpia's agreeing to such tender offer.

6.05 Stand still.

(a) Except for what set forth in the subsequent paragraph (b) or expressly provided for by this Contract, the Current Olimpia Partners and Hopa (also with respect to its respective controlling companies and affiliates) commit themselves not to purchase Olivetti Stock for the Duration of the Agreements, and agree to the fact that Olimpia - in partial derogation from this limitation - notwithstanding what is set forth in subsequent paragraph 8.06, will have the right to buy and sell Olivetti Stock as long as these transactions do not cause the limits described in paragraph 4.01(iii) to be exceeded, notwithstanding the fact that in order to calculate the threshold specified in the aforementioned paragraph, one shall have to bear in mind the quantities allowed by paragraph (a) of Article III.

(b) The following cases are exceptions to the Stand Still commitment specified in paragraph 6.05(a):

(i) The exercise on Pirelli's part of the rights already acquired before executing this Contract, in relation to the exercise of call options and swap contracts relating to the purchase of Olivetti Stocks and Bonds (which are described in detail in the attached document designated by number 6.05(b)(i);

(ii) For purchases of Olivetti Stock which were already allowed:

(A) From Unicredito and Intesa, by the current Paracorporate Pact agreed to by these entities with Pirelli, which is described in the attached document designated by number 6.05 (b) (ii) (A); and

(B) From Edizione, within the limits outlined by the current Paracorporate Pact agreed to by this entity with Pirelli, which are described in the attached document designated by number 6.05(b) (ii) (B).

(iii) The maximum number of Olivetti Stock that the Hopa Controlling Companies are authorized to possess pursuant to paragraph 4.01.

(c) Notwithstanding the above mentioned rights, furthermore the Parties reciprocally acknowledge that the purchase by one Side of convertible bonds and/or warrants that grant the right to underwrite convertible bonds in to Olivetti Stock and the exercise of the rights that go with it will be allowed only following the consent of the other Party, consent that shall not be unreasonably withheld, with the proviso that in the event of a request by Hopa there will have to be the unanimous consent of all the Current Olimpia Partners that at the time of this request are Olimpia partners.

6.06 Olimpia's Business Purpose. The Current Olimpia Partners commit themselves not to change Olimpia's business purpose (as reflected in the sample Articles of Incorporation which are found under Addendum 5.07 (b)) up to the latter of the following dates (i) the date of the natural expiration of the Agreements as set forth by paragraph 6 (b) of this Contract; and (ii) in the event of a Stall or an accelerated Stall, the effective date of the Break-up and the Holinvest Break-up.

6.07 Other Commitments Relating to Olimpia. The current Olimpia Partners commit to make it so that, for the entire duration of the Agreements, Olimpia:

(i) Does not have other holdings or financial investments other than its holding in Olivetti, Olivetti's bonds, Olivetti's instruments and the holding by Olimpia in Holinvest possessed as a result of the merger;

(ii) Has a debt/equity ratio that does not exceed 1:1; and

(iii) Does not sell its holding in Olivetti to entities controlled by Olimpia or that are parts of groups whose ownership can be ascribed to the Current Olimpia Partners.

6.08 Co-sale Rights and Obligations.

(a) Except when otherwise set forth in this Contract and in particular in the following paragraph 8.06(b)(iii) and 8.07(b)(ii), for the entire Term of the Agreements - and in any case until the effective date of the Spinoff and of the Holinvest Spinoff - if the holding of Pirelli in the capital of Olimpia is reduced by transfer, contribution, assignment (including by spinoff), or transfer of a portion thereof, directly or indirectly, or a financial instrument that may be converted and/or which gives right to a holding in the capital of Olimpia (hereinafter jointly the "Signed Holding") for payment, free of charge, for cash, or for payment in kind, under any status, including in several branches as compared to that held as of the signing date of this Contract, Hopa will have the right to claim (and therefore Pirelli will be obligated to cause) the buyer (hereinafter the "Third Party Buyer") - pursuant to the applicable provisions of this paragraph 6.08:

(i) whenever, notwithstanding the transfer and/or assignment of the Assigned Holding, Pirelli, together with Unicredito and Intesa, maintains absolute majority in the capital of Olimpia by acquiring:

(A) a percentage of the holding of Holinvest equal to the percentage between the Assigned Holding and 50.4% according to the following formula:

$$PpiH : PiH = PC : 50.4\%$$

Where:

- PpiH: is the holding percentage of Hopa in Holinvest for which Hopa may claim transfer to the Third Party Buyer;
- PiH: is the total holding (expressed as a percentage of the capital of Holinvest) of Hopa in Holinvest;
- PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

or, as an alternative

(B) a percentage of the Olivetti Instruments and/or of the Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, equal to the percentages between the Assigned Participation and 50.4% according to the following formula:

$$PSOH : SOH = PC : 50.4\%$$

Where:

- PSOH: is the portion of the Olivetti Instruments and/or Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, for which Hopa may claim transfer to the Third Party Buyer;
- SOH: the total number of Olivetti Instruments and/or Olivetti Shares and/or of the Financial Instruments on the date Pirelli communicates its intent, held by Holinvest;

- PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

and therefore

(C) a percentage of its own holding in Olimpia equal to the percentage between the Assigned Holding and 50.4%:

$$PpiO : PiO = PC : 50.4\%$$

Where:

- PpiO: is the portion of Hopa's holding in Olimpia for which Hopa may claim transfer to the Third Party Buyer;
- PiO: the total holding held by Hopa in Olimpia;
- PC: Assigned Holding (expressed as a percentage of the capital of Olimpia);

(ii) whenever the assignment and/or transfer with price paid in kind (contribution and/or spinoff) of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia by Pirelli together with Unicredito and Intesa, acquiring the entire holding held by Hopa in Olimpia and/or Holinvest;

(iii) whenever the assignment and/or transfer with the price paid in cash of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia, by Pirelli, together with Unicredito and Intesa, Hopa will also have the obligation to sell (and, respectively, Pirelli will have the obligation and the right to cause Hopa to sell) to the Third Party Buyer the entire holding of Hopa in Olimpia and/or in Holinvest;

with the understanding that:

(x) for the purposes of this paragraph 6.08, the financial instruments whose acquisition by the Third Party Buyer must be imposed by Hopa exercising the alternative power set forth in this paragraph 6.08(a), will be identified as "Instruments to be Assigned";

(y) once Hopa communicates - pursuant to the following paragraph (c) - to Pirelli that it wishes to exercise the co-sale right set forth in this paragraph 6.08(a), Hopa will be obligated to sell the Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08 and, in particular, the following paragraphs (d) and (e); and

(z) the choice between the options referred to in the previous paragraph 6.08(a)(i) will be exercised discretionally by Hopa and will be unavailable.

(b) In order to allow Hopa to exercise the rights set forth in the previous paragraph (a), Pirelli undertakes to communicate to Hopa any intention to sell, transfer, assign (including by spinoff) or otherwise transfer under any status or part of its own holding in Olimpia, as soon as allowed by the negotiations with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Hopa the nature of the Third Party Buyer and the terms and conditions of the possible transfer transaction.

(c) Hopa, after receiving the communication about the transfer project of the Assigned Holding by Pirelli, must communicate to Pirelli within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right and whenever Pirelli's communication refers to a transaction of the type indicated in the previous paragraph (a)(i), which of the options set forth in Sections (A) through (C) of said paragraph (a)(i) it intends to choose.

(d) Should Hopa exercise the co-sale right set forth in this paragraph 6.08, the transfers of the Instruments to be Assigned to the Third Party Buyer following such exercise must be perfected simultaneously with the transfer of the Assigned Holding by Pirelli to the Third Party Buyer.

(e) The transfer price of the Instruments to be Assigned must be established pursuant to the following provisions:

(i) whenever Hopa exercised the co-sale right set forth in its favor in the previous paragraph 6.08(a)(i)(C) or 6.08(a)(ii), the latter in the portion referring to the Olimpia holding, the price will be equal to the same price for each Olimpia share obtained by Pirelli from the assignment of the Assigned Holding;

(ii) whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(A) or 6.08(a)(ii), the latter in the portion referring to the holding in Holinvest, the price will be established by considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia evaluating Holinvest on this basis at Net Assets Value;

(iii) whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(B), the price of the Olivetti Instruments will be established considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia.

with the understanding that, for the purposes of this paragraph, the Net Asset Value (referred to in the previous paragraph (ii)) and the price of the Financial Instruments (referred to in the previous paragraph (iii)) will be established pursuant to the previous paragraph (e) and, in the event of this agreement between Pirelli and Hopa, by an audit firm included among the so-called "Big Four" - appointed by the Parties by mutual agreement or, in the absence of such agreement, by the Presiding Judge of the Court of Milan at the request of the most diligent Party; with the understanding that - the determinations made by audit firm will be unappealable and final.

(f) It is understood between the Parties that the obligations set forth in this paragraph 6.08 must be considered exclusively at the charge of Pirelli, excluding any joint liability of the Current Olimpia Shareholders.

6.08bis Co-sale Rights concerning Olimpia's assets.

(a) For the entire Term of the Agreements - and in any event until the effective date of the Spinoff and of the Holinvest Spinoff - if the holding of Olimpia is reduced to a level below 25% of Olivetti's capital or, whenever it is so reduced, it is further reduced by transfer, assignment (including by spinoff) or sale of a portion thereof for payment, free of charge, for cash or by payment in kind, under any status, including in several tranches (hereinafter, together, the "Assigned Olivetti Holding"), Holinvest will have the right to claim (and therefore Olimpia will be obligated to cause) the buyer (hereinafter the "Third Party Buyer of Olivetti Instruments") - pursuant to the applicable provisions of this paragraph - to buy a percentage of the Olivetti Shares (and/or Financial Instruments) held by it on that date, equal to the percentage between the Assigned Olivetti Holding and Olimpia's holding in Olivetti, held before the assignment of the Assigned Olivetti Holding:

$$PAOH : AOH = POC : PO$$

Where:

- PAOH: is the number of Olivetti Shares (and/or Financial Instruments) held by it, for which Holivest [sic] may claim the transfer to the Third Party Buyer;
- AOH: is the total number of Olivetti Shares (and/or Financial Instruments) held by Holinvest on the date Olimpia communicates its intent to transfer the Assigned Participation; POC: is the

Assigned Olivetti Holding (expressed as a percentage of the Olivetti Shares (and/or of the Financial Instruments) held by Olimpia on the date Olimpia communicates its intent to transfer Assigned Olivetti Holding);

- PO: the total holding in Olivetti and/or all Financial Instruments held by Olimpia before the assignment of the Assigned Olivetti Holding;

with the understanding that:

(x) for the purposes of this paragraph 6.08bis, the Olivetti Shares and/or Financial Instruments for which Holinvest must impose the acquisition of the Olivetti Instruments by the Third Party Buyer will be identified as "Olivetti Instruments to be Assigned";

(y) once Holinvest communicates - pursuant to the following paragraph (c) - to Olimpia that it wishes to exercise the co-sale right set forth in this paragraph 6.08bis, Holinvest will be obligated to sell the Olivetti Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08bis and, in particular, the following paragraphs (d) and (e); and

(b) In order to allow Holinvest to exercise the rights set forth in the previous paragraph (a), Olimpia undertakes to communicate to Holinvest any intention to sell, transfer, assign (including by spinoff), or otherwise transfer under any status or part of its own holding in Olivetti, as soon as allowed by the negotiations of the Olivetti Instruments with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Holinvest the nature of the Third Party Buyer of the Olivetti Instruments and the terms and conditions of the possible transfer transaction.

(c) Holinvest, after receiving the communication about the transfer project of the Assigned Olivetti Holding by Olimpia, must communicate to Olimpia within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right.

(d) Should Holinvest exercise the co-sale right set forth in this paragraph 8.06(ii)[sic], the transfers of the Assigned Olivetti Instruments to the Third Party Buyer of the Olivetti Instruments to be Assigned following such exercise must be perfected simultaneously with the transfer by Olimpia to the Third Party Buyer of the Olivetti Instruments of the Assigned Olivetti Holding.

(e) The transfer prize of the Olivetti Instruments to be Assigned will be equal to the price for each Olivetti share (and/or Financial Instrument) obtained by Olimpia from the transfer for the assignment of the Assigned Olivetti Holding.

(f) The Parties mutually take note and agree that - as a partial exception to the provisions of this paragraph 6.08bis - whenever Holinvest exercises the co-sale right referred to in this paragraph 6.08bis, the assignment of the Assigned Olivetti Holding which - pursuant to the terms of the preceding paragraph would include an event of Accelerated Standstill - it will not be considered Accelerated Standstill.

6.09 Taking Note. The parties mutually take note that:

(i) the Agreements set forth in this Contract do not replace and therefore do not impair the validity, efficacy and enforceability of the Agreements referred to in the Paracorporate Pact executed on September 14, 2001 between Pirelli, Unicredito, and Intesa;

(ii) in light of the preceding paragraph (i), the exercise by Unicredito and/or Intesa of the rights set forth in their favor in the Paracorporate Pact referred to in the previous paragraph (i) may not in any manner represent nonperformance of any commitments assumed by Unicredito and Intesa (as Current Olimpia Shareholders) under this Contract, nor cause under any other status any liability for Unicredito and Intesa themselves;

(iii) whenever Unicredito and/or Intesa exercise the put right pursuant to the Paracorporate Pact referred to in the preceding paragraph (i), they will immediately be released from any obligation towards Hopa arising from this Contract, regardless of the date of the actual transfer of the Olimpia shares subject to the put, without prejudice to the fact that Pirelli will be automatically obligated towards Hopa to perform all such obligations towards Hopa itself;

(iv) for whenever Unicredito and/or Intesa exercise the put right referred to in the previous paragraph (iii), Edizione Finance and Hopa waive, as of now, exercising the preference right established in their favor in the bylaws.

ARTICLE VII

SHAREHOLDERS' AGREEMENTS CONCERNING HOLINVEST

7.01 Board of Directors of Holinvest.

(a) For the entire Term of the Agreements, the board of directors of Holinvest will be made up of a fixed, unchangeable number of 7 members, one of whom will be appointed by Olimpia's designation.

(b) The provisions of the previous paragraphs 6.01(b), (c) and (d) will apply, mutatis mutandis, to the Board of Directors of Holinvest.

7.02 Lock-up Commitments.

(a) As of the date of this Contract and for a period of twenty months from the effective date of the Merger, Hopa:

(i) undertakes not to:

(A) offer, constitute in pledge, sell, carry out preliminary sale steps, lend or otherwise transfer or assign (including by contribution or partial spinoff), directly or indirectly, Hopa's Holinvest Holding or any financial instrument that may be converted or which would give right to a holding in the capital of Holinvest, or

(B) execute swap contracts and other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from Hopa's ownership of the Holinvest Holding, regardless of the fact that the transactions described in the preceding points (A) and (B) must be liquidated by delivery of Hopa's Holinvest Holding or of the aforementioned financial instruments, for cash or otherwise.

(ii) it pledges - without prejudice to the provisions of the following paragraphs (b) and (c) - to take all necessary steps to prevent Holinvest from:

(A) offering, selling, carrying out preliminary sales steps, lending, granting in pledge to guarantee obligations of third parties or otherwise transferring or assigning (including by contribution or partial spinoff), directly or indirectly, the Olivetti Instruments which, as of the date of this Contract, are owned by it, or any other financial instrument that may be converted or which gives right to a holding in the capital of Olivetti; or

(B) executing swap contracts or other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from the ownership of the Olivetti Instruments which, as of the date of this Contract, are owned by it, regardless of the fact that the transactions described in the preceding points (A) and (B) must be liquidated by delivery of the Olivetti Instruments or of the other aforementioned financial instruments, for cash or otherwise.

(b) Concerning the provisions of the following paragraph 7.03:

(i) the Parties mutually take note that they know the following:

(A) Holinvest gave in pledge to the banks which financed it (the "Creditor Banks") the Olivetti Instruments which, as of the date of this Contract, are owned by it (as identified in the document enclosed herewith under No. 7.02(b)(ii)(A)) as guarantee of the obligations to reimburse the financing granted to it by said Creditor Banks;

(B) Hopa undertakes to take all possible steps to avoid a possible discussion of the pledge by the Creditor Banks and therefore to preserve the preferred rights in favor of Olimpia referred in paragraph 7.03 below;

(ii) in light of the provisions of the preceding paragraph (i), the Parties agree that:

(A) following the execution of this Contract, Hopa will do everything possible so that the Creditor Banks:

(1) consent that, in the event of sale of the Olivetti Instruments following the discussion of the pledge referred to in the preceding paragraph (i)(A), Olimpia be granted a preferred right concerning the acquisition of the Olivetti Instruments so sold; or, whenever such hypothesis is not feasible,

(2) to accept - in the event that the pledge referred to in the preceding paragraph (i)(A) must be discussed - to transfer to Olimpia the financing contracts and the respective guarantees, at a price equal to the market value as of that date of the credit given by the Creditor Banks to Holinvest, under the same financing contracts so assigned; on the other hand, it is understood that Hopa undertakes as of now to cause Holinvest - in the event that the Creditor Banks declare their availability to transfer the contract as indicated in this paragraph (ii)(A)(2) to accept - and therefore consent to - such assignments:

(B) without limitation to the provisions of the preceding paragraph (A), immediately after the execution of the this contract, the Parties will send a joint communication to the Creditor Banks to inform them of the existence of the preferred right referred to in paragraph 7.03 below, and also requesting the Creditor Banks to a meeting to discuss the provisions of the aforementioned paragraph (ii)(A);

(C) in order to help Olimpia achieve the purposes set forth in the previous paragraph (i)(C), Hopa will allow a representative of Olimpia (chosen by Olimpia with the consent of Hopa - which may not be unreasonably denied) to participate in all the meetings with the Creditor Banks which are the consequence or related to the provisions of the previous paragraph (ii)(A); (iii) the sections in the previous paragraphs(i) and (ii) will apply, mutatis mutandis, also in the case of subsequent financing and the respective pledges, with the understanding that the pledges so granted by Holinvest may refer only to the debts contracted by it, to the exclusion of the guarantee pledges of the debts of other parties.

(c) Hopa's obligation referred to in the previous paragraph (a)(ii) is understood in the sense of allowing Holinvest to freely dispose - during the lock-up period - of the Olivetti Instruments and/or Financial Instruments (but without application of the preferred right referred to in paragraph 7.03 below) provided that during said period, Holinvest keeps its ownership of a number of securities of not less than 65% and not more than 125% of those listed in the previous paragraph 4.01(ii)(A) and provided the shares of the companies director or indirectly controlled by Olivetti do not exceed 10% of the assets of Holinvest, without prejudice to the composition of the assets of Holinvest on the Relevant Date.

7.03 First Preferred Right in Favor of Olimpia.

(a) At the end of the Lock-up period referred to in the previous paragraph 7.02(a)(ii) and for the entire residual Term of the Agreements - and in any case until the effective date of the Spinoff and of the Holinvest Spinoff - Holinvest may freely dispose of the Financial Instruments and of the Olivetti Shares, provided it - should it carry out any of the transactions set forth in the previous paragraph 7.02(a)(ii)(A) and (B) - grant Olimpia (with written communication detailing the identity of the potential buyer whenever it is known to Holinvest, regardless of the fact that the sale takes place on the regulated market, and all the elements necessary for the adequate evaluation of the offer of the latter and of the elements showing his seriousness) a preferred right in the Olivetti Instruments which are the object of such transaction.

(b) It is understood that:

(i) the offer must be presented by the third party within (30) thirty Business Days from the date Olimpia received Holinvest's communication referred to in the previous paragraph 7.03(a);

(ii) the preferred right referred to in the previous paragraph (b) must be exercised by the Olimpia within two (2) Business Days after Olimpia's receipt of the respective denunciatio.

7.04 Holinvest's Bylaws. Hopa will take all necessary steps so that, by the date of the Merger and not later, Holinvest's bylaws be amended to allow Holinvest exclusively to engage in the holding and financial activity concerning ownership and trading of the Olivetti Shares, Olivetti Instruments and Financial Instruments, as well as the shares and/or financial instruments of the companies directly or indirectly controlled by Olivetti; Hopa's commitment is subject to the admissibility of such amendment pursuant to current legislation, without prejudice to the fact that Hopa will not be obligated to make such amendment whenever it implies the prohibition to Holinvest from continuing to own the holdings in securities other than those indicated in this paragraph, as currently owned, with the understand that, in this case, Hopa undertakes to cause Holinvest not to acquire new securities other than those described above. In addition, within the same term, Hopa undertakes to make in the current bylaws of Holinvet [sic] the amendments necessary to make it consistent with the model bylaws enclosed herewith under No. 7.04.

7.05 Second Preferred Right in Favor of Olimpia. (a) In the absence of a scenario of Accelerated Standstill, on the expiration of the first three-year period of the term of the Agreements (but completely independently from the fact that the agreements are extended for a subsequent three-year period or not) Hopa will cause Holinvest to execute with Olimpia a preferred rights agreement with a term of two years, under which - as of that date - Holinvest - whenever it intends to offer, pledge, sell, carry out preliminary sale steps, sell any sale option or contract, grant any option, right or warrant for acquisition, lend or otherwise transfer, assign or dispose (including by contribution or partial spinoff), directly or indirectly, all or part of Olivetti's holding post-Spinoff - it must offer it preferentially to Olimpia to the extent that, due to the transaction planned, Hopa and Holinvest would own together less than:

(i) 65% of the holding in Olivetti belonging to them by the effect of

the Spinoff; or

(ii) 65% of the Olivetti Instruments owned by Holinvest on the reference date of the Spinoff.

(b) The preferred right referred to in the previous paragraph (a) must be exercised by Olimpia within 15 days after its receipt of the respective denunciatio.

(c) For the entire term of the preferred rights agreement set forth in this paragraph 7.05, the provisions of the previous paragraph 6.05 apply, mutatis mutandis.

ARTICLE VIII

STANDSTILL AND ACCELERATED STANDSTILL

8.01 Identification of standstill cases. For the purposes of this Contract, "Standstill" means a situation of disagreement, expressed in preliminary consultations or, in the absence thereof, in the Extraordinary Shareholders' Meeting of Olimpia or in the Board of Directors of Olimpia, among the Current Olimpia Shareholders, on the one hand, and Hopa, on the other hand, on a Relevant Subject, at any time during the Term of the Agreements.

8.02 Obligation of consultation. The Current Olimpia Shareholders undertake to first consult Hopa whenever a Relevant Deliberation must be discussed or approved.

8.03 Procedure. (a) For the performance of the obligation referred to in paragraph 8.02 above, the Current Olimpia Shareholders and Hopa undertake to meet, or to first consult each other by telephone conference or videoconference, subject to the appropriate minutes, within and not later than the third (3rd) day prior to the day scheduled for the meeting of the board or shareholders of Olimpia, or immediately after they become aware, in the event of urgent invitation from the meeting of the Board of Olimpia pursuant to the applicable bylaws' provisions.

(b) In the consultation referred to in this paragraph, the Current Olimpia Shareholders and Hopa will do everything possible to reach an agreement and/or identify a common position in the issues submitted to their examination, and undertake for this purpose to act in good faith.

(c) The unjustified absence of a Party in the preliminary consultation or its abstention from decisions reached during the consultation, implies acceptance of the decisions reached by the other Party and impose on the absent or abstaining Party the obligation to comply with and observe such decisions.

8.04 Manifestation of will. (a) Whenever the Current Olimpia Shareholders and Hopa, in the preliminary consultation referred to in paragraphs 8.02 and 8.03 above, reached an agreement concerning the issues submitted to said consultation, they will be obligated to express their will at the competent levels, according to the following provisions:

(i) by giving a joint representative delegation to participate in Olimpia's extraordinary shareholders' meeting and to cast the vote in said meeting, according to the decision made; or, as applicable,

(ii) to cause its representatives in the Board of Directors of Olimpia to participate in the meeting of the board and cast their vote there, according to the joint decisions reached in the preliminary consultation.

(b) Otherwise, in the absence of mutual agreement on the issues submitted to consultation, Hopa will be obligated to refrain from participating in the meeting of the shareholders or of the board and from casting or causing its vote to be cast at said level and/or refrain from expressing, at any level and mode, its will or position concerning the issue subject to said preliminary consultation, except as indicated in point (d) below.

(c) Whenever the preliminary consultation referred to in the previous paragraphs 8.02 and 8.03 does not take place by the fault of the Current Olimpia Shareholders, Hopa will have the right to participate in the meeting of the shareholders and/or board and cast or cause casting of its vote at that level and/or to express, at any level and mode, its will or position concerning the Relevant Subject, except as set forth in point (d) below.

(d) Whenever the situation referred to in point (b) or the situation referred to in point (c) above occur, Hopa will have the right to send to the Current Olimpia Shareholders, by telegram or registered letter and pursuant to paragraph 12.03, a "Standstill Notice" within the term of 15

(fifteen) days from the end of the consultation referred to in paragraph 8.03 or, in the absence of consultation, from the date of the decision referred to in the preceding paragraph 8.04(c).

(e) Within 30 Business Days from the date the Current Olimpia Shareholders received the Standstill Notice, the Parties must request - for the only purpose referred to in paragraph 10.01 below - by unappealable judgment of an Arbitration Board, to be appointed in accordance with Article XIII below, the ascertainment, for the purposes set forth in Article X, of whether or not the Standstill situation was declared by Hopa in good faith.

In any event, it is understood in order to avoid any doubt, that Hopa's right (as referred to in Article IX below) to have the Spinoff [and] the Holinvest Spinoff take place without the results of such ascertainment and therefore the Current Olimpia Shareholders must implement all necessary steps for the Spinoff and Holinvest Spinoff to take place within the term indicated in paragraph 9.01(c) below.

8.05 Rights of the Parties.

(a) Whenever Hopa sends to the Current Olivetti Shareholders a Standstill Notice pursuant to paragraph 9.04 (c) above, Hopa will have the right (which will be deemed exercised by the receipt of the Standstill Notice by the Current Olimpia Shareholders pursuant to point (c) paragraph 8.04 above) to claim - as of the end of the thirty-sixth (36) month after the date of the Merger (the "Initial Term") - all necessary steps to be taken so that within 6 months from the Initial Term, the Spinoff and Holinvest Spinoff take place pursuant to the applicable provisions of Article IX below.

(b) The Parties agree that in any case of absence of opt-out of the Parties and their consequent automatic renewal pursuant to the provisions of paragraph 6.00(b) above, the Initial Term must be considered from time to time [the end of the thirty-sixth (36) month after the date of each renewal].

8.06 Identification of Cases of Accelerated Standstill.

(a) Whenever - during the Term of the Agreements - one of the following events takes place (each of them an event of "Accelerated Standstill"):

(i) a decision is made for the merger and/or spinoff of Olimpia and/or Olivetti with companies other than companies directly or indirectly controlled;

(ii) Olimpia stops owning a holding in Olivetti at least equal to the Holding in Olivetti, including as a consequence of:

(A) transfer and/or assignment (including by spinoff) and/or contribution of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to companies belonging to the groups in which the Current Olimpia Shareholders are members or which are managed by them; or

(B) transfer and/or assignment (including by spinoff) of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to third parties with payment in kind (for example by swap or contribution).

(iii) Olimpia's debt/equity Ratio - without prejudice to paragraph (b) below - exceeds 1:1;

(iv) the Current Olimpia Shareholders decide to contribute all or part of their total holding in Olimpia to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them;

(v) without prejudice tot he provisions of paragraph 8.06(b) (iii) (C) below, there are plans for transfer, assignment and/or conveyance (including by spinoff) under any status, of all or part of the total holding of the Current Olimpia Shareholders in Olimpia, to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them,

at a price lower than the market price of Olimpia's holding in Olivetti plus (euro) 0.60 per Olivetti Share and/or Financial Instrument owned by Olimpia. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such increase of (euro) 0.60 must be determined for a number of Olivetti Shares and/or Financial Instruments appropriately adjusted or adapted as a consequence of such Transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the President Judge of the Court of Milan;

(vi) there are plans for assignment and/or conveyance (including by spinoff) of all or part of the total participation of the Current Shareholders in Olimpia to third parties, with payment in kind (for example by swap or contribution), whenever the third party does not assume towards Hopa the same obligations assumed by the Current Olimpia Shareholders pursuant to the agreements, without prejudice to the fact that in such case Hopa will not be subject to any co-sale obligation;

in all these cases, Hopa will have the right to ask Olimpia and the Current Olimpia Shareholders to take all necessary steps in order to decide - pursuant to the applicable provisions of Article IX below - on the Spinoff and Holinvest Spinoff.

(b) The Parties mutually take note that:

(i) the right granted to Hopa in paragraph (a) above will be deemed exercised when the Current Olimpia Shareholders receive a written communication from Hopa indicating to the Current Olimpia Shareholders its desire to enforce its rights established in the event of Accelerated Standstill, "Accelerated Standstill Notice";

(ii) this communication must be sent by Hopa to the Current Olimpia Shareholders not later than by the fifteenth (15th) day after the occurrence of one of the events referred to in paragraph (a) above; (iii) in the event referred to in paragraph 8.06(a)(v) above, Hopa will not have:

(A) the right to exercise the co-sale rights reserved in its favor in paragraph 6.08(a) above;

(B) the right to exercise its preferred right established in the bylaws; and

(C) any co-sale obligation.

8.07 Exceptions to Cases of Accelerated Standstill.

(a) In partial derogation to the provisions of paragraph 8.06(a)(iii) above, the Parties mutually take note that:

(i) the occurrence of a possible excess over the ratio of 1:1 in the debt/equity Ratio of Olimpia, relevant for the purposes of paragraph 8.06(iii) above, will exclusively be that carried out by Olimpia and the Current Olimpia Shareholders and communicated by them to Hopa (including as part of the approval of the periodic financial statements and balance sheets of Olimpia by its Board of Directors) quarterly, and at any time following a written request from Hopa to Olimpia; and

(ii) it may be considered that the event referred to in the previous paragraph 8.06(iii) took place only if, following said event, the debt/equity Ratio of Olimpia is not restored to a value equal to or lower than 1:1 within the next 5 days from the date of the communication by which Olimpia notifies Hopa that the debt/equity Ratio of Olimpia has exceeded 1:1 or, as an alternative, the latter does not irrevocably undertake to restore it, with the understanding that such restoration may occur (A) by non-refundable payments to the capital account made by the Current Olimpia Shareholders and without causing economic difficulties for Hopa or dilutions of the latter's

holding in Olimpia or (B) by subordinated financing, with the understanding that, in this case, the current Olimpia Shareholders will be obligated (in order to avoid an Accelerated Standstill) to convert or replace within 60 (sixty) days such subordinated financing by non-refundable payments to the capital account, without causing economic difficulties for Hopa or dilution of the latter's holding in Olimpia.

(b) In addition, the Parties mutually take note that:

(i) the transfer or contribution of their holding in Olimpia will not constitute a case of Accelerated Standstill pursuant to paragraph 8.06(v) above:

(A) by one of the Current Olimpia Shareholders, to a company which is (and remains) controlled by it; and

(B) by Unicredito and Intesa to:

(1) a company subject to joint control of said parties in their respective bank group and as long as they remain members thereof; and/or

(2) to Pirelli, pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Unicredito and Intesa on the other hand, provided that Pirelli - simultaneously with such assignment or contribution - is subrogated in the obligations assumed by Unicredito and Intesa towards Hopa pursuant to the Agreements and in general pursuant to this Contract;

(C) by Edizione to Pirelli pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Edizione, on the other hand, whereby Pirelli is subrogated as of now, in the event of such assignment or contribution, in the obligations assumed by Edizione towards Hopa pursuant to the Agreements and, in general, pursuant to this Contract;

(ii) the assignments referred to in paragraph 8.07(b)(i) above will not give Hopa the right to exercise the co-sale rights reserved to it under paragraph 6.08(a) above, nor the preferred right established for it in the bylaws, nor will they create any co-sale obligation for Hopa.

8.08. Relations between Standstill and Accelerated Standstill. The Parties mutually take note that whenever, in the event of a Standstill, there is an event of Accelerated Standstill, the applicable provisions in the case of Accelerated Standstill will prevail and, whenever there is an Accelerated Standstill, there may be no Standstill or a subsequent Accelerated Standstill, with the understanding that in the event of a Standstill, an Accelerated Standstill may take place but a subsequent Standstill may not be deemed to occur.

ARTICLE IX

SPINOFF AND HOLINVEST SPINOFF

9.00 Triggering Events. Should Hopa exercise the rights set forth in its favor in paragraphs 8.05 and 8.06(a) above, and in the event of failure to renew the Agreements on their initial expiration or at the expiration of the subsequent renewals periods pursuant to paragraph 6.00 above:

(i) the Current Olimpia Shareholders undertake to do everything necessary so that - pursuant to the following paragraphs of this Article IX and in particular paragraph 9.01 - the Spinoff takes place; and

(ii) Hopa and Olimpia undertake to do everything necessary so that - pursuant to the following paragraphs of this Article IX and in particular paragraph 9.04 - the Holinvest Spinoff takes place.

9.01 The Spinoff.

(a) The Spinoff will consist of a partial spinoff of Olimpia as a consequence of which Hopa will receive the pro-quota of Olimpia's assets and liabilities.

(b) The reference date, including for the determination of the pro-quota of the assets and liabilities and without prejudice to paragraph 9.02, of the Spinoff (the "Relevant Date") will be:

(i) the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewal periods (without prejudice to paragraph 8.05(b) above); and

(ii) a date coinciding with the third (3rd) Business Day following the date of the relevant event for the purposes of Accelerated Standstill, in the event of Accelerated Standstill.

(c) Without prejudice to paragraph 9.06 below, the Current Olimpia Shareholders must take all necessary steps to complete the Spinoff within six (6) months:

(i) from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

(ii) from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.02 Commitment of the Current Olimpia Shareholders. Without prejudice to paragraph 9.07 below for the so-called cash settlements, in all cases in which, pursuant to this Contract, it is necessary to proceed with the Spinoff, the Current Olimpia Shareholders must do everything necessary so that, on the Relevant Date:

(i) the assets of Olimpia consist at least of the Olivetti Holding (ii) the share of the Olivetti Holding and Financial Instruments to be attributed to Hopa in the Spinoff is equal to the percentage of Hopa's holding in the capital of Olimpia, without prejudice to the fact that, in the Spinoff, Hopa must be attributed a share of the Olivetti Holding including in the event that, on the Relevant Date, Olimpia has a holding lower than the Olivetti Holding, except that, upon the reduction of Olimpia's holding in Olivetti below the Olivetti Holding, the exercise of the co-sale right is obtained by Hopa; in this case, Hopa will be attributed the pro rata of Olimpia's holding in Olivetti and of its financial instruments;

(ii) Hopa will be attributed a portion, in a percentage equal to Hopa's holding percentage in Olimpia's capital,

(A) of Olimpia's holding in Holinvest on the Relevant Data; or

(B) the share reserved to Olimpia in connection with Holinvest's assets and liabilities on the same date.

9.03 Further Commitments in the Event of Standstill, Accelerated Standstill and Failure to Renew. In addition to the provisions of Paragraph 9.02 above, in the event of Spinoff following a Standstill, and an Accelerated Standstill or failure to renew the Agreements, the Current Olimpia Shareholders must take all necessary steps so that the debt/equity Ratio of Olimpia on the Relevant Date is not higher than 1:1.

9.04 Subsequent Commitments only in the Event of Accelerated Standstill. In addition to the provisions of paragraph 9.02 above, in the event of Spinoff following an Accelerated Standstill (and therefore not in the case of Standstill or failure to renew the Agreements), the Current Olimpia Shareholders must take all necessary steps so that the effects of the event which gives rise to Hopa's right to enforce the Accelerated Standstill (provided it does not consist of the events referred to in paragraphs 8.06(ii) and 8.06(iii) below) do not damage the Spinoff.

9.05 Holinvest Spinoff.

(a) The Holinvest Spinoff will consist of a partial spinoff of Holinvest as a consequence of which Olimpia will be attributed the pro-quota of the assets and liabilities of Holinvest.

(b) Without prejudice to paragraph 9.07 below, the reference date of the Holinvest Spinoff will be the Relevant Date of the Spinoff (and must therefore be determined pursuant to paragraph 9.01(b) above).

(c) Without prejudice to paragraph 9.07 below, Hopa must take all necessary steps for the Holinvest Spinoff to be completed within six (6) months:

(i) from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

(ii) from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.06 Commitment of Hopa. In all cases in which the Holinvest Spinoff must be carried out, Hopa will take all necessary steps so that, on the Relevant Date:

(i) Holinvest's debt/equity Ratio is not higher than 1:1; and

(ii) Holinvest's assets do not include financial instruments other than Olivetti Bonds or other Olivetti Instruments or financial instruments derivative from Extraordinary Transactions or Olivetti Shares arising from the conversion of the instruments of mentioned above, in addition to the Olivetti Shares referred to in paragraph 4.01 (a) (ii) (A) (4) above.

9.07 Modalities of the Spinoff and Holinvest Spinoff.

(a) Without prejudice to the previous paragraphs of this Article IX, the Parties mutually take note that, in order to carry out the agreement of the Parties in the event that it is necessary to proceed with the Spinoff and the Holinvest Spinoff:

(i) the Holinvest Spinoff must proceed and be effective before the Spinoff becomes effective, and must attribute to Olimpia (or, should it so require, in writing, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Holinvest (as set forth in paragraphs 9.05 and 9.06 above); however, it is understood that, whenever Hopa so desires, instead of the Holinvest Spinoff (and therefore instead of the allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) Hopa may liquidate Olimpia [and therefore buy Olimpia's holding in Holinvest] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Holinvest Spinoff (and therefore in the event of allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) would have been reserved for Olimpia; with the understanding that this right may be exercised by Hopa only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

(ii) subsequently - although without solution of continuity - at the time the Holinvest Spinoff becomes effective, the Spinoff will be carried out attributing to Hopa (or, if it so desires, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Olimpia (as set forth in paragraphs 9.01 to 9.04 above); however, it is understood that, whenever the Current Olimpia Shareholders so desire, instead of the Spinoff (and therefore instead of the allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) the Current Olimpia Shareholders may liquidate Hopa [and therefore buy the pro-quota, unless decided otherwise, of Hopa's entire holding in Olimpia] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Spinoff (and therefore in the event of allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) would have been reserved for

Hopa; with the understanding that this right may be exercised by the Current Olimpia Shareholders only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

(iii) including in the event of cash settlement, Hopa will be paid or attributed the Increase Premium to which it is entitled pursuant to Article X below.

(iv) the stipulation of the Spinoff instrument will be subject to the stipulation of the preferred right agreement referred to in paragraph 7.05 above, whose enforceability will be, in turn, subject, as a suspensive condition, to the completion of the Spinoff.

(b) Furthermore, the Parties mutually take note of the fact that Olimpia's liabilities include a "syndicated loan," in the amount of (euro) 1.8 billion maturing in October 2006, which cannot be distributed as part of the Spinoff between the company subject to spinoff and the beneficiary, and that therefore:

(i) such syndicated loan will fully remain in the liabilities of Olimpia;

(ii) as part of the Spinoff, Olimpia will attribute to the beneficiary another financial loan, equal to the portion of the syndicated loan receivable by the beneficiary of the Spinoff, without changing the preexisting pro-quota of the assets and liabilities to which the beneficiary is entitled.

(c) The Parties mutually take note that, as part of the Holinvest Spinoff, as part of the attribution of the pro-quota of the applicable assets and liabilities, Hopa will be attributed 1,000,000 Olivetti Bonds and the respective debt as referred to in paragraph 4.01(ii)(D)(2).

[omitted]

ARTICLE X

INCREASE PREMIUM

10.00 Description. In all the events in which it is necessary to proceed with the spin-off, pursuant to the applicable provisions of this contract and in particular Article 9 above (in the calculation of the pro quota of the assets and liabilities to which the beneficiary is entitled under the spin off) Olimpia or the current Olimpia shareholders, if Olimpia fails to do so, must pay to Hopa, by the methods referred to in paragraph 10.04 below, but in addition to any right of Hopa by the effect of the spin-off pursuant to Article IX above, an Increase Premium (the "Increase Premium") for each Olivetti share and/or financial instrument which, by the effect of the spin-off, must be attributed to Hopa (or should have been attributed to Hopa in the event that the current Olimpia shareholders would have exercised their right to the cash settlement pursuant to the paragraph 9.07(a) above, to be determined and paid pursuant to the provisions of the following paragraphs of this Article X. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such Increase Premium must be paid for the entire number of Olivetti shares and/or financial instruments timely adjusted or adapted as a consequence of such transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the Presiding Judge of the Court of Milan; with the understanding that, without prejudice to paragraph (i) above, the Increase Premium will be paid only for the Olivetti shares and Financial Instruments directly or indirectly owned, held, or available to Olimpia as of the date of the Spinoff (net of those arising from the Holinvest Spinoff, which will consequently not be considered for the determination of the Increase Premium). Whenever actually paid, the Increase Premium must be considered to include all Hopa's claims following the Standstill or the accelerated Standstill, as the case may be.

10.01 The Increase Premium In The Event of Standstill: In the event that the spin-off takes place following a standstill, the Increase Premium must be determined as follows:

(i) at (euro) 0.35, whenever the arbitration board referred to in Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa not in good faith; or instead

(ii) at (euro) 0.60, whenever the arbitration board referred to in Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa in good faith.

10.02 The Increase Premium in the Event of Accelerated Standstill. In the event that the spin-off takes place following an accelerated standstill, the Increase Premium will be equal to (euro) 0.60, without prejudice to the fact that, in the case referred to in paragraph 8.06 (ii) above, the Increase Premium will be equal to (euro) 0.70.

10.03 The Increase Premium in the Event of Failure to Renew the Agreements. In the event that the spin-off takes place as the consequence of the failure to renew the agreements, the Increase Premium will be determined according to the following provisions:

(i) the Increase Premium may not in any event and therefore not even if the parties resort to the evaluation of the investment banks referred to in paragraph (ii) below, be determined at an amount of less than (euro) 0.35;

(ii) the Increase Premium will be determined by mutual agreement between the current Olimpia shareholders and Hopa within 10 business days from the last day of the term of the agreement or, in the absence of such agreement, by two "investment banks" within the national standing selected one by each party; for the purposes of this paragraph 10.03. party means Hopa, on the one hand, and the current Olimpia shareholders on the other hand, without prejudice to the fact that, whenever the "investment banks" so appointment disagree on the evaluation within 30 business days from their appointment, the evaluation will be made by a third "investment bank" with the same standing, selected by agreement between the first two (at the time the parties give the task) or, in the absence of agreement, by the presiding judge of the Court of Milan;

(iii) the Presiding Judge of the Court of Milan will be (in the order and in the terms indicated above) also requested to appoint the "investment bank" which one of the parties may have omitted to appoint or to replace it, in the event of its subsequent transfer of the task; (iv) the evaluation referred to in point (i) above will be final and binding for the parties pursuant to articles 1349 and 1473 of the Civil Code, for the purposes of this Article X and in particular this paragraph 10.03.

10.04 Terms and Modalities of Payment of the Increase Premium. The Increase Premium must be paid or allocated to Hopa by Olimpia - or by the current Olimpia shareholders pursuant to paragraph 10.00 above - in immediately available funds;

(i) in the event referred to in paragraph 10.01 above;

(A) concerning the (euro) 0.35, at the time of affecting the spin-off: and

(B) concerning the possible balance (equal to (euro) 0.25) within 15 (fifteen) business days from the decision of the arbitration board, determining that the standstill was determined by Hopa in good faith;

(ii) in the event referred to in paragraph 10.02 above, concerning the (euro) 0.35, within 30 (thirty) calendar days from receipt of the accelerated standstill notice by the current Olimpia shareholders, and the balance of the applicable Increase Premium at the time of perfecting the spin-off;

(iii) in the event referred to in paragraph 10.03 above, within 30 (thirty) business days from the determination referred to in points (ii) to (iv) of paragraph 10.03 above;

ARTICLE XI

EXPENSES AND BURDENS

[omitted]

ARTICLE XII

GENERAL PROVISIONS

[omitted]

ARTICLE XIII

DISPUTE

[omitted]

Please note that the entire agreement (without omitted parts):

(i) *will be deposited with the* Company Registry of Milan and Turin/Ivrea pursuant to Article 122, paragraph 1(c) of Article 122 of Legislative Decree 58/98; and

(ii) is already available on Pirelli's web-site at www.pirelli.com

Milan, March1 ,2003